As confidentially submitted to the Securities and Exchange Commission on August 14, 2026.
This Amendment No. 3 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

______________________________________

RETENSION PHARMACEUTICALS, INC.
(Exact name of Registrant as specified in its charter)

______________________________________

Delaware	2834	93-2592788
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1104 West Broad Street #1029
Falls Church, Virginia 22046
(703) 940-9761
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

______________________________________

Eric Keller
Chief Executive Officer
Retension Pharmaceuticals, Inc.
1104 West Broad Street #1029
Falls Church, Virginia 22046
(703) 940-9761
(Name, address, including zip code, and telephone number, including area code, of agent for service)

______________________________________

Copies to:

Andrew P. Gilbert Era Anagnosti Mitchell Marder Gina H. Lee DLA Piper LLP (US) 500 Eighth Street, NW Washington, District of Columbia 20004 (202) 799-4000	Brian K. Rosenzweig Julie M. Plyler Covington & Burling LLP 30 Hudson Yards New York, New York 10001 (212) 841-1000

______________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor is it soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED            , 2026.

PRELIMINARY PROSPECTUS

            Shares

Common Stock

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This is the initial public offering of shares of common stock of Retension Pharmaceuticals, Inc. We are offering            shares of common stock in this offering.

We anticipate that the initial public offering price for our common stock will be between $            and $            per share. Currently, no public market exists for the shares of our common stock. We intend to apply to list our shares of common stock on the Nasdaq Capital Market (“Nasdaq”), under the symbol “RTSN”. We believe that upon the closing of this offering, we will meet the standards for listing on Nasdaq. The closing of this offering is contingent upon such listing.

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings after the closing of this offering. See the section titled “Prospectus Summary — Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in our common stock involves risks. See the section titled “Risk Factors” beginning on page 12 to read about factors you should consider before buying shares of our common stock.

_____________________

Neither the U.S. Securities and Exchange Commission (“SEC”), nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

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	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

____________

(1)      We have agreed to reimburse the underwriters for certain expenses. See the section titled “Underwriting” on page 185 for additional information regarding underwriting compensation.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to            additional shares of common stock from us at the initial public offering price less the underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock to purchasers against payment on or about            , 2026.

_____________________

Leerink Partners	Guggenheim Securities	Oppenheimer & Co.

The date of this prospectus is            , 2026.

________________

We have not, and the underwriters have not, authorized anyone to provide you with any information or to make any representations other than the information or representations contained in this prospectus or in any related free writing prospectuses prepared by or on behalf of us or to which we have referred you, and we and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only under circumstances and in jurisdictions where it is lawful to do so. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any free writing prospectus is accurate as of any date other than its date, regardless of its time of delivery or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

i

Market and Industry Data

We use industry, market and competitive position data throughout this prospectus, which we have obtained from independent market research, industry, and general publications and surveys, governmental agencies, and publicly available information in addition to research, surveys, and studies conducted by third parties. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The content of these third-party sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated herein. We also use data based on our internal estimates, which are derived from publicly available information released by industry analysts and third-party sources, our internal research, and our industry experience and are based on assumptions made by us based on such data and our knowledge of our industry and potential market, which we believe to be reasonable. The use of such data in this prospectus involves risks and uncertainties that are subject to change based on various factors discussed in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those discussed herein. These and other factors could cause results to differ materially from those expressed in, or implied by, the estimates made by independent parties and by us. Furthermore, we cannot assure you that a third party using different methods to assemble, analyze or compute industry and market data would obtain the same results.

Presentation of Financial Information

The consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). All financial information presented in this prospectus should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements, including the notes thereto, included elsewhere in this prospectus.

The consolidated financial statements included as of and for the fiscal year ended December 31, 2025 in this prospectus have been restated to correct an error from our previously issued consolidated financial statements. For further information regarding the restatement of our consolidated financial statements as of and for the fiscal year ended December 31, 2025, see Note 3, “Restatement of Previously Issued Financial Statements,” to our consolidated financial statements included elsewhere in this prospectus. See also “Risk Factors — We have identified a material weakness in our internal control over financial reporting...” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Internal Control Over Financial Reporting.”

Numerical Figures

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

ii

Prospectus Summary

This summary highlights selected information that is included elsewhere in this prospectus and is qualified in its entirety by the more detailed information included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. Before investing in our common stock, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus. Unless the context otherwise requires, the terms “Retension,” “we,” “us,” “our” and the “Company” refer to Retension Pharmaceuticals, Inc. together with its consolidated subsidiaries.

Overview

We are a clinical-stage biopharmaceutical company focused on developing medicines for the treatment of hypertension and other cardiovascular diseases. Our product candidate, RTN-001, is a next-generation, once-daily, oral, small molecule phosphodiesterase-5 (“PDE-5”) inhibitor designed to reduce blood pressure by potentiating nitric oxide signaling, a key mechanism underlying the development and severity of hypertension. While first-generation PDE-5 inhibitors, such as Viagra (sildenafil), were originally studied in cardiovascular indications such as hypertension and angina, we believe they did not have adequate bioavailability and tissue penetration to impact the smooth muscle cells of the central vascular and cardiac tissues and thus failed to achieve clinically meaningful reductions in blood pressure. RTN-001 differs from first-generation PDE-5 inhibitors as it has been specifically engineered to have increased bioavailability and an increased distribution to the muscular arteries in the body such as the aorta and its branches in the central vasculature. In two Phase 2 pilot trials, RTN-001 achieved clinically meaningful placebo-adjusted reductions in systolic blood pressure (“SBP”) and diastolic blood pressure (“DBP”) in patients with hypertension and was generally well tolerated, with no drug-related serious adverse events (“SAEs”) reported. We believe RTN-001 has the potential to be an effective treatment for hypertension with a favorable safety profile and thus be part of an anti-hypertensive treatment approach.

Hypertension is among the most prevalent chronic diseases worldwide and is a leading modifiable risk factor for preventable cardiovascular morbidity and mortality. Even small blood pressure reductions, as low as 5 mmHg, yield measurable improvements in major cardiovascular events and outcomes. Currently, we are developing RTN-001 for the treatment of patients with uncontrolled hypertension (“uHTN”), defined as individuals with blood pressure of 130/80 mmHg or higher while receiving two or more concomitant anti-hypertensive medications; and resistant hypertension (“rHTN”), defined as individuals whose blood pressure does not fall below 130/80 mmHg despite treatment with three or more agents, including a diuretic. In the United States, an estimated 120 million adults, or nearly half of all adults, have hypertension. Because severe hypertension is oftentimes asymptomatic, it is often described by physicians as “the silent killer”. Patients can be either unaware of the severity of their condition or have difficulty remaining compliant with the requisite polypharmacy necessary to control the disease. Persistent elevation of blood pressure is strongly associated with an increased risk of serious clinical consequences, including cardiovascular disease, heart failure, stroke, progressive renal impairment, and other end-organ damage, particularly in patients with other risk factors such as diabetes, obesity and aging. Notwithstanding the broad availability of various antihypertensive therapies, a substantial unmet medical need persists.

RTN-001 was designed to lower blood pressure by enhancing nitric oxide signaling via the nitric oxide-cyclic guanosine monophosphate (“cGMP”) pathway. Nitric oxide is an endogenous vasodilator that directly dilates blood vessels via cGMP activation. Thus, the nitric oxide pathway is a critical component of blood pressure regulation by modulating the level of vascular tone, the degree of contraction of the arterial smooth muscle cells, the major cellular component of the muscular arteries comprising the central vasculature and its branches. PDE-5 is an enzyme that degrades cGMP. By inhibiting cGMP degradation, endogenous nitric oxide-mediated vasoregulatory mechanisms are enhanced. Nitric oxide is also a potent anti-inflammatory molecule, critical for reducing metabolic stress that occurs during the aging process, as well as in medical conditions associated with hypertension such as diabetes, hyperlipidemia and obesity. Enhancing PDE-5 inhibitor-mediated vasodilation is a well-established therapeutic mechanism in penile and pulmonary vasculature tissues, as thinner readily accessible vasculature is involved. As such, first-generation PDE-5 inhibitors are approved for use to treat erectile dysfunction (“ED”) and Type 1 Pulmonary Arterial Hypertension (“PAH”). Notably, first-generation PDE-5 inhibitors were unable to meaningfully reduce blood pressure, which we hypothesize is due to limited biodistribution into the thicker, more compartmentalized, and smooth muscle cell-rich central vascular tissues. RTN-001 was engineered using a proprietary surface chemistry-based platform that enables precise tuning of physicochemical properties to more effectively distribute into cardiovascular smooth muscle tissues than first-generation PDE-5 inhibitors.

In October 2025, we initiated a randomized, multicenter, double-blind, placebo-controlled Phase 2b dose-ranging trial to: (i) identify the minimally effective and optimal dose of the modified release formulation of RTN-001 and (ii) assess the safety and efficacy of RTN-001 for the treatment of adult patients with uHTN while still under treatment with two to five concomitant antihypertensive medications in larger, “real world” settings. The primary endpoint of the trial is the change in peripheral office-seated SBP at week 4 compared to placebo. Key secondary endpoints of the trial include (1) mean change from baseline ambulatory blood pressure monitoring (“ABPM”) over 24 hours and (2) mean change in central blood pressure compared to placebo. Additionally, the trial includes pharmacokinetics and safety assessments to characterize drug exposure, support dose selection and evaluate the overall safety and tolerability profile of RTN-001. Exploratory endpoints include the assessment of the effect of RTN-001 on renal function and nocturnal hypertension. We believe this trial will enable and inform our planned Phase 3 clinical trial. Initial data is expected in the first half of 2027.

Our Product Candidate: RTN-001

We are developing RTN-001, a next-generation, once-daily, oral, small molecule PDE-5 inhibitor, for the treatment of hypertension. RTN-001 is designed to lower blood pressure by potentiating endogenous nitric oxide levels and signaling, thus favoring the restoration of vascular homeostasis. Nitric oxide ameliorates vascular inflammation and scarring, a key mechanism which, when impaired due to nitric oxide depletion or dysfunctional signaling, can exacerbate hypertension. Hypertension remains the leading modifiable risk factor for cardiovascular morbidity and mortality, yet a substantial proportion of patients fail to achieve blood pressure control while under treatment with multiple concomitant antihypertensive agents. Endothelial dysfunction and impaired nitric oxide signaling contribute to sustained vasoconstriction, vascular inflammation, and fibrosis, which are not directly addressed by many existing therapies.

In diseases where endothelial cell lining of the arterial wall is damaged (Figure 1), such as being exposed to oxidative stress associated with diabetes or atherosclerosis, nitric oxide release is impaired, thus decreasing cGMP signaling. The prevention of cGMP breakdown by inhibiting PDE-5 has yielded FDA-approved vasoregulatory molecules that treat diseases such as PAH and ED.

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*        Vasodilation (widening) and vasoconstriction (narrowing) are opposing processes that regulate blood flow and arterial pressure by altering the smooth muscle cell contractile state, which regulates the diameter of arteries and arterioles. Nitric oxide is a short acting and critical signaling molecule, synthesized by the endothelium, and it is able to passively permeate the adjacent smooth muscle cells leading to cGMP dependent vasodilation. Nitric oxide deficiency occurs when the cells comprising the arterial vascular lining, the endothelium, are damaged. The most common factors causing this damage are also the most common risk factors for heart disease, including hyperlipidemia, diabetes, tobacco use, aging and obesity. This loss of normal nitric oxide, stemming from disruption of normal endothelial function, can result in end organ damage such as myocardial infarction, stroke and kidney disease.

Unlike first-generation PDE-5 inhibitors, RTN-001 was engineered to enable more effective distribution into cardiovascular smooth muscle tissues and potentiate nitric oxide signaling through its key intracellular secondary messenger, cGMP, within the arterial smooth muscle cell. RTN-001 has been engineered using a pharmacokinetics-first drug design framework to be more bioavailable. Bioavailability refers to the proportion of a drug that remains unbound in the bloodstream and is therefore able to enter blood-perfused tissues and exert a biological effect. By increasing its bioavailability, RTN-001 can more effectively penetrate intracellularly into cardiovascular smooth muscle rich tissues, including the aorta, central vascular tree, and the myocardium of the heart. RTN-001 has been administered to 243 participants across nine completed clinical trials, including two Phase 2 pilot trials in hypertension. In these trials, after treatment with RTN-001, clinically meaningful placebo-adjusted reductions in SBP and DBP were observed in patients with hypertension. RTN-001 was generally well tolerated, with no drug-related SAEs reported. The observed adverse event profile was consistent with the established PDE-5 inhibitor class, consisting primarily of mild to moderate, transient events such as headache, flushing, and visual disturbances.

In the Phase 2 pilot trials, clinically meaningful reductions in both peripheral and central SBP and DBP were observed with various doses of an immediate release formulation of RTN-001. In the largest of these trials, Trial 07-08, 40 hypertensive patients were treated with either 5 or 10 mg of an immediate release formulation of RTN-001, in a randomized, double blind, placebo-controlled cross over trial (14 days on placebo, 14 days on RTN-001) with a primary endpoint of change in placebo corrected SBP at 14 days, with key secondary endpoints including safety and pharmacokinetics. While this trial was not powered for statistical significance, due to its small sample size, treatment effects in supine SBP for the 5 and 10 mg RTN-001 groups were statistically significant (p < 0.01 and p < 0.05, respectively) at all time points except for the 24-hour timepoint for 10 mg RTN-001 (p = 0.0532). There were no SAEs observed in this trial. In Trial 07-05, blood pressure reduction effects were observed in patients with hypertension receiving up to four concomitant antihypertensive medications. Reductions in both peripheral and central blood pressure were also observed at trough, which is the lowest serum concentration of drug measured right before the next dose is given. Across these trials, reductions in blood pressure were observed as early as one hour post-dose. Reducing central blood pressure has been shown epidemiologically to have a positive correlation with reduced cardiovascular events, in particular, a decrease in the incidence of stroke. The results of Trial 07-05 and Trial 07-08 may not be predictive of the outcome of our Phase 2b dose-ranging trial or our planned Phase 3 clinical trial of RTN-001 due to both the larger patient populations of those clinical trials and the differences in clinical trial design that may be required. As a result, we cannot predict how RTN-001 will perform in ongoing and future clinical trials.

Our ongoing Phase 2b clinical trial uses a modified-release formulation of RTN-001, which is intended to provide improved 24-hour blood pressure control enabling once-daily dosing, and reducing previously observed mild to moderate and transient side effects seen in first-generation PDE-5 inhibitors by prolonging the rise to reach maximum pharmacokinetic concentrations (“Cmax”), and also reducing patient-to-patient pharmacokinetic variability, which we believe has the potential to translate into better patient tolerability and outcomes. Initial data is expected in the first half of 2027.

In addition to development of RTN-001 for the treatment of hypertension, we plan to expand the clinical development of RTN-001 into additional cardiovascular or renal indications where the underlying disease pathology can be addressed by potentiating nitric oxide signaling in cardiac, renal and vascular tissues in a diversity of arterial vascular beds. We also intend to explore combination treatments of RTN-001 with approved generic or off patent molecules that has the potential to act synergistically with other hypertension therapies as well as other cardiovascular and renal indications.

Our Strategy

Our goal is to develop and commercialize RTN-001 as a differentiated therapeutic option capable of overcoming the limitations of current antihypertensive treatments for patients with hypertension. We are also exploring RTN-001’s utility across other cardiovascular or renal indications. Key elements of our strategy include:

•        Advance RTN-001 through clinical development for the treatment of hypertension.

•        Develop RTN-001 for additional indications where dysregulation of nitric oxide-cGMP signaling contributes to disease pathophysiology.

•        Explore combination treatments of RTN-001 with approved generic or off patent molecules.

•        Opportunistically evaluate strategic partnerships to maximize the value of RTN-001.

•        Selectively evaluate opportunities to expand our pipeline beyond RTN-001.

Our Team and Corporate History

We were founded in 2023 by a leadership team with significant experience in surface chemistry technologies and small molecule drug discovery and development. Dr. Paul Sweetnam, our Chief Scientific Officer (“CSO”), was the CSO at Surface Logix, Inc., a Delaware corporation (“Surface Logix”), where he, along with three other members of the Retension development team, led the conceptualization, invention and early development of RTN-001. In April 2011, Eric Keller, our Chief Executive Officer (“CEO”), led Surface Logix’s acquisition by Nano Terra, Inc. (“Nano Terra”) where he served in the role of CEO, the establishment of NT Life Sciences, LLC (“NT Life”), a joint venture between a subsidiary of Nano Terra and Kadmon Corporation LLC, a Delaware limited liability company (f/k/a Kadmon Pharmaceuticals, LLC) (“Kadmon”), and the licensing of RTN-001 and other compounds to Kadmon through a sublicense agreement with NT Life. In 2019, Kadmon entered into an exclusive sublicense agreement for RTN-001 and other compounds with Redux Therapeutics, LLC, a Massachusetts limited liability company (“Redux”), a therapeutic asset acquisition and development company. Mr. Keller and Dr. Sweetnam, our CEO and CSO, respectively, each is a manager of Redux. In 2021, Kadmon’s parent entity was acquired by Sanofi S.A. (“Sanofi”), and Kadmon became a wholly owned subsidiary of Sanofi. In 2023, Retension IP, a wholly-owned subsidiary of the Company and formerly a subsidiary of Redux, entered into a sublicense agreement with Redux, pursuant to which we were granted an exclusive, worldwide, royalty-bearing right and license to develop, manufacture and commercialize RTN-001. We also retain ownership of all clinical data arising from the nine completed clinical trials conducted by Surface Logix, including the two Phase 2 pilot trials for the treatment of hypertension.

Our management team is advised by our Scientific Advisory Board, which is composed of physicians and investigators with expertise in hypertension, nephrology and cardiology, including the diagnosis and management of uHTN and rHTN, cardiorenal disease and the design and conduct of clinical trials to evaluate cardiovascular-related diseases, and we consult with individual members of our Scientific Advisory Board from time to time on matters within their respective areas of expertise. For additional information regarding the members of our Scientific Advisory Board, see “Management — Scientific Advisory Board.”

Summary of Risks Associated with Our Business

Investing in our common stock involves significant risks, including related to our business and our ability to execute our strategy. Before making a decision to invest in our common stock, you should carefully consider all of the risks and uncertainties described in the section titled “Risk Factors” immediately following this prospectus summary section and all of the other information in this prospectus. These risks include, but are not limited to, the following:

•        We have a limited operating history, have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future. We may never generate revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

•        Our recurring losses from operations and financial condition raise substantial doubt about our ability to continue as a going concern and the report of our independent registered public accounting firm on our financial statements as of and for the fiscal year ended December 31, 2025 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern.

•        We will require substantial additional capital to finance our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our development programs, commercialization efforts or other operations.

•        We will need to develop and expand our organization, and we may encounter difficulties in managing our growth and expanding our operations successfully, which could adversely affect our business, financial condition, results of operations and prospects.

•        We are dependent on the services of our management and other clinical and scientific personnel, and if we are not able to retain these individuals or recruit additional qualified personnel, our business will suffer.

•        Our CEO and CSO have significant responsibilities outside of the Company, which may divert their time and attention from our business and could adversely affect our operations and prospects.

•        We have identified a material weakness in our internal control over financial reporting. Failure to remediate such material weakness or maintain effective internal controls could cause our investors to lose confidence in us and adversely affect the market price of our common stock.

•        We recently identified and corrected certain accounting errors in our previously issued financial statements, resulting in the restatement of our consolidated financial statements as of and for the fiscal year ended December 31, 2025. If we discover additional errors in the future, it could adversely affect investor confidence and our stock price.

•        Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

•        We may engage in strategic transactions that could increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, subject us to other risks, adversely affect our liquidity, increase our expenses and present significant distractions to our management.

•        Unfavorable global economic conditions, including any adverse macroeconomic conditions, changes in government regulations or geopolitical events, could have serious adverse consequences on our business, financial condition, results of operations or prospects.

•        We currently depend entirely on the success of RTN-001, which is our only product candidate. All completed clinical trials evaluating RTN-001 to date have been conducted by Surface Logix and our ongoing Phase 2b clinical trial is based on clinical data observed from the clinical trials conducted by Surface Logix. If we are unable to advance RTN-001 in clinical development, obtain regulatory approval and ultimately commercialize RTN-001, or experience significant delays in doing so, our business will be materially harmed.

•        Clinical and preclinical development involves a lengthy and expensive process with uncertain timelines and outcomes, and results of prior preclinical studies and clinical trials of RTN-001 or future product candidates are not necessarily predictive of future results. RTN-001 or future product candidates may not achieve favorable results in our preclinical studies or clinical trials or receive regulatory approval on a timely basis, if at all.

•        Use of RTN-001 or any future product candidates could be associated with adverse side effects, adverse events or other properties or safety risks, which could delay or preclude regulatory approval, cause us to suspend or discontinue clinical trials, abandon a product candidate, limit the commercial profile of an approved label or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.

•        We rely on an exclusive sublicense with Kadmon, a wholly-owned subsidiary of Sanofi (through our sublicense agreement with Redux), as well as upstream licenses to provide us with intellectual property rights to develop and commercialize RTN-001. If any of the sublicense or license agreements are terminated or if our licensors do not act in our best interest, we could lose our rights to develop and commercialize RTN-001.

•        We currently license a U.S. composition of matter patent covering RTN-001 under the Historical Agreements, which patent is set to nominally expire in 2027, and we own a crystalline polymorph patent, which extends patent protection on RTN-001 composition of matter from 2027 to at least 2044. Our success depends in part on our ability to protect our intellectual property, which is difficult and costly, and we may not be able to ensure their protection.

•        If the crystalline polymorph patent covering RTN-001 is determined to be subject to the royalty obligations under the Historical Agreements, our revenue and profitability from the commercialization of RTN-001 will be materially impacted.

•        If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would also be harmed.

•        We rely on, and intend to continue to rely on, third parties to conduct, supervise and monitor our ongoing and future preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, our development programs and our ability to seek or obtain regulatory approval for or commercialize RTN-001 and any future product candidates may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.

•        We currently rely on third parties for the manufacture of RTN-001 for clinical development and expect to continue to rely on third parties for the foreseeable future. This reliance on third parties increases the risk that we will not have sufficient quantities of RTN-001 or such quantities at an acceptable cost, which could delay, prevent or impair our development or potential commercialization efforts.

•        Even if we receive regulatory approval for RTN-001 or any future product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, RTN-001 or any future product candidates, if approved, could be subject to labeling and other restrictions on marketing or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

•        We will face significant competition, and if our competitors develop and commercialize technologies or product candidates more rapidly than we do, or their technologies or product candidates are more effective, safer or less expensive than RTN-001 or any future product candidates we develop, our business and our ability to develop and successfully commercialize products will be adversely affected.

•        There has been no public market for our common stock. An active and liquid trading market for our common stock may not develop, or we may in the future fail to satisfy the continued listing requirements of the Nasdaq and our stock may be delisted, and you may not be able to resell your common stock at or above the initial public offering price or at all.

•        The trading price of the shares of our common stock could be highly volatile, and purchasers of our common stock could incur substantial losses.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•        reduced obligations with respect to financial data, including presenting only two years of audited consolidated financial statements in this prospectus;

•        an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•        reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements, and registration statements; and

•        exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to avail ourselves of this exemption from new or revised accounting standards, and accordingly, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period, which may make comparison of our consolidated financial statements with those of other public companies more difficult. We may take advantage of these reporting exemptions until we no longer qualify as an emerging growth company or, with respect to adoption of certain new or revised accounting standards, until we irrevocably elect to opt out of using the extended transition period.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the closing of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced reporting burdens.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. As a smaller reporting company, we may choose to present only the two most recent fiscal years of audited consolidated financial statements in our Annual Reports on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Corporate Information

Retension Pharmaceuticals, Inc. was incorporated as a Delaware corporation on July 26, 2023. Our principal executive office is located at 1104 West Broad Street #1029, Falls Church, Virginia 22046, and our telephone number is (703) 940-9761. Our corporate website address is www.retensionpharmaceuticals.com. Information contained on, or that can be accessed through, our website is not part of and is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. We have included our website in this prospectus solely as an inactive textual reference.

The Offering

Common stock offered by us	shares
Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full)
Underwriters’ option to purchase additional shares of common stock offered in this offering	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares from us.
Use of proceeds

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $             million (or approximately $             million if the underwriters’ option to purchase additional shares is exercised in full) based on the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds of this offering, together with our existing cash and cash equivalents to complete the Phase 2b clinical trial and prepare for, support and advance the planned Phase 3 clinical trial of RTN-001 in uHTN and the remainder for general corporate purposes and other operating expenses. See the section titled “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk Factors

You should carefully read and consider the information set forth in the section titled “Risk Factors” together with all other information included elsewhere in this prospectus before deciding whether to invest in our common stock.

Proposed Nasdaq trading symbol	“RTSN”

The number of shares of our common stock that will be outstanding after this offering is based on            shares of common stock outstanding as of            , 2026, after giving effect to the automatic conversion of all shares of our Series A convertible preferred stock, par value $0.0001 per share (the “Series A Preferred Stock”) and Series B convertible preferred stock, par value $0.0001 per share (the “Series B Preferred Stock” and together with the Series A Preferred Stock, the “convertible preferred stock”) outstanding as of            , 2026, into an aggregate of            shares of our common stock immediately prior to the closing of this offering, and excludes:

•                    shares of common stock issuable upon the exercise of outstanding stock options under our 2024 Stock Incentive Plan, as amended (the “2024 Plan”), with a weighted average exercise price of $            per share;

•                    shares of common stock issuable upon the exercise of outstanding warrants, having a weighted average exercise price of $            per share, and are expected to remain unexercised until after the closing of this offering;

•                    shares of common stock reserved for future issuance under the 2024 Plan;

•                    shares of common stock reserved for future issuance under our 2026 Equity Incentive Plan (“2026 Plan”), which will become effective as of the date of this prospectus; and

•                    shares of common stock reserved for future issuance under the 2026 Employee Stock Purchase Plan (“2026 ESPP”), which will become effective as of the date of this prospectus.

Our 2026 Plan and 2026 ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive Officer and Director Compensation — Equity Incentive Plans” for additional information.

Unless otherwise indicated, this prospectus assumes or gives effect to the following:

•        the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of              shares of our common stock immediately prior to the closing of this offering;

•        the filing and effectiveness of our amended and restated certificate of incorporation (“Certificate of Incorporation”), to be effective immediately prior to the closing of this offering, and the adoption of our amended and restated bylaws (“Bylaws”), to be effective immediately prior to the closing of this offering;

•        no exercise of the outstanding options or warrants described above;

•        a             -for-             reverse stock split of our common stock effected on              , 2026 (the “Reverse Stock Split”) and the resulting adjustments to the respective conversion ratios for our convertible preferred stock and outstanding warrants;

•        an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•        no exercise by the underwriters of their option to purchase up to            additional shares of our common stock.

Summary Consolidated Financial Data

The following tables set forth a summary of our consolidated financial data for the periods and as of the dates indicated. The summary consolidated statements of operations data for the fiscal years ended December 31, 2025 and 2024 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The summary condensed consolidated statements of operations data for the six-month periods ended June 30, 2026 and 2025 and condensed consolidated balance sheet data as of June 30, 2026 are derived from our unaudited interim condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results that may be expected for any period in the future. You should read these data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated financial data included in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by our consolidated financial statements and related notes included elsewhere in this prospectus.

The consolidated financial statements as of and for the fiscal year ended December 31, 2025 included in this prospectus have been restated to correct an error from our previously issued consolidated financial statements. Accordingly, the summary consolidated statements of operations data for the fiscal year ended December 31, 2025 presented below reflect such restated information. For further information regarding the restatement of our consolidated financial statements as of and for the fiscal year ended December 31, 2025, see Note 3, “Restatement of Previously Issued Financial Statements,” to our consolidated financial statements included elsewhere in this prospectus.

(in thousands, except share and per share data)	Six Months Ended June 30,		Fiscal Years Ended December 31,
	2026	2025	2025 (As Restated)	2024
Consolidated Statements of Operations Data:
Operating expenses:
Research and development	$6,203	$1,177	$5,106	$1,305
General and administrative	1,583	932	1,775	976
Total operating expenses	7,786	2,109	6,881	2,281
Loss from operations	(7,786)	(2,109)	(6,881)	(2,281)
Other income (expense):
Gain on revaluation of warrant liability	—	—	—	15
Foreign exchange gain (loss)	(1)	—	—	—
Interest income (expense)	262	224	579	356
Total other income (expense)	261	224	579	371
Net loss and comprehensive loss	(7,525)	(1,886)	(6,301)	(1,910)
Net loss per share attributable to common stockholders, basic and diluted(1)	$(1.50)	$(0.38)	$(1.26)	$(0.38)
Weighted-average shares of common stock outstanding used to compute net loss per share attributed to common stockholders, basic and diluted(1)	5,011,332	5,000,000	5,000,000	5,000,000
Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)	$(0.26)		$(0.22)
Weighted-average shares of common stock outstanding used to compute pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)	28,447,534		28,436,202

____________

(1)      See Note 2 to our consolidated financial statements included elsewhere in this prospectus for further details on the calculation of net loss per share attributable to common stockholders, basic and diluted, and the weighted-average shares of common stock outstanding, basic and diluted, used in the computation of the per share amounts.

(2)      Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited) is calculated giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into common stock. Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited), does not include the shares expected to be sold and related proceeds to be received in this offering. Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited), for the fiscal year ended December 31, 2025 and the six months ended June 30, 2026 was calculated using the weighted-average shares of common stock outstanding, including the pro forma effect of the automatic conversion of all outstanding shares of our convertible preferred stock into common stock, as if such conversion had occurred at the beginning of the respective periods.

	As of June 30, 2026
(in thousands)	Actual	Pro Forma(1)(3)	Pro Forma As Adjusted(2)(3)
		(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$13,493	$13,493	$
Working capital(4)	13,252	13,252
Total assets	16,127	16,127
Total liabilities	2,875	2,875		2,875
Convertible preferred stock	28,174	—		—
Accumulated deficit	(15,840)	(15,840)		(15,840)
Total stockholders’ equity (deficit)	(14,922)	13,252

____________

(1)      The pro forma column gives effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of            shares of our common stock immediately prior to the closing of this offering.

(2)      The pro forma as adjusted column gives effect to (a) the pro forma adjustments set forth in footnote (1) above and (b) the sale and issuance of            shares of our common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity (deficit) by approximately $            million, assuming that the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(3)      The pro forma and pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(4)      We define working capital as current assets less current liabilities. See our consolidated financial statements and related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Risk Factors

Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our common stock. Our business, results of operations, financial condition and prospects could also be harmed by risks and uncertainties that are not presently known to us or that we currently believe are not material. If any of the risks actually occur, our business, financial condition, results of operations and prospects could be materially and adversely affected. In such event, the market price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Limited Operating History, Business, Financial Position and Capital Requirements

We have a limited operating history, have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future. We may never generate revenue or become profitable or, if we achieve profitability, we may not be able to sustain it.

Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are a clinical-stage biopharmaceutical company with a limited operating history upon which you can evaluate our business and prospects. We commenced operations in 2023 and, to date, we have focused primarily on organizing and staffing the Company, business planning, raising capital, in-licensing our product candidate, RTN-001, establishing our intellectual property portfolio and conducting research, preclinical studies and clinical trials. We have not yet completed any clinical trials, obtained regulatory approvals, manufactured products at commercial scale, or arranged for a third party to do so on our behalf, or conducted sales and marketing activities necessary for successful product commercialization. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing biopharmaceutical products.

We have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future. We do not have any products approved for sale and have not generated any revenue since our inception. If RTN-001 is not successfully developed, approved and commercialized, we may never generate significant revenue, if we generate any revenue at all. Our net losses were $6.3 million and $1.9 million for the fiscal years ended December 31, 2025 and 2024, respectively. Our net losses were $7.5 million and $1.9 million for the six-month periods ended June 30, 2026 and 2025, respectively. As of June 30, 2026 and December 31, 2025, we had an accumulated deficit of $15.8 million and $8.3 million, respectively. Substantially all of our losses have resulted from expenses incurred in connection with developing RTN-001 and from general and administrative costs associated with our operations. RTN-001 will require substantial additional development, time and resources before we would be able to apply for or receive regulatory approvals and begin generating revenue from product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase substantially as we continue our development of, seek regulatory approval for and potentially commercialize RTN-001, seek to identify, assess, acquire, in-license intellectual property related to or develop additional product candidates and become a public company.

To become and remain profitable, we must succeed in developing, obtaining regulatory approvals for and eventually commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of RTN-001 and any future product candidates, obtaining regulatory approval for RTN-001 and any future product candidates, potentially acquiring additional product candidates and manufacturing, marketing, and selling any products for which we may obtain regulatory approval. We are only in the preliminary stages of most of these activities. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability. In addition, we have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the biopharmaceutical industry. Because of the numerous risks and uncertainties associated with biopharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable may have an adverse effect on the value the Company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our product candidates, achieve our strategic objectives or even continue our operations. A decline in the value of the Company could also cause you to lose all or part of your investment.

Our recurring losses from operations and financial condition raise substantial doubt about our ability to continue as a going concern and the report of our independent registered public accounting firm on our financial statements as of and for the fiscal year ended December 31, 2025 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern.

Our audited consolidated financial statements and unaudited interim condensed consolidated financial statements, each included elsewhere in this prospectus, were prepared assuming that we will continue as a going concern. The going concern basis of presentation assumes that we will continue in operation for the foreseeable future and will be able to realize our assets and satisfy our liabilities in the normal course of business and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classification of liabilities that may result from our inability to continue as a going concern. As of June 30, 2026, we had $13,493,037 in cash and cash equivalents. Our net losses were $6.3 million and $1.9 million for the fiscal years ended December 31, 2025 and 2024, respectively. Our net losses were $7.5 million and $1.9 million for the six-month periods ended June 30, 2026 and 2025, respectively. As of June 30, 2026 and December 31, 2025, we had an accumulated deficit of $15.8 million and $8.3 million, respectively.

Our management has concluded that we do not have sufficient capital resources to fund our operating plan for approximately twelve months from the date of issuance of the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus, and the report of our independent registered public accounting firm on our financial statements as of and for the fiscal year ended December 31, 2025 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. We will need to raise additional equity or debt capital to further fund our operating cash needs for the period that is twelve months from the date of issuance of the unaudited interim condensed consolidated financial statements. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our capital resources sooner than expected. As of the date of issuance of the unaudited interim condensed consolidated financial statements, additional capital has not yet been secured. As a result, these conditions and events raise substantial doubt about our ability to continue as a going concern within twelve months after the date the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus are issued.

If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or part of their investment.

Moreover, substantial doubt about our ability to continue as a going concern may materially and adversely affect the price per share of our common stock. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors and other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms, if at all. The perception that we may not be able to continue as a going concern may also cause others to choose not to invest or otherwise collaborate with us due to concerns about our ability to meet our contractual obligations. If existing or potential collaborators decline to do business with us or potential investors decline to participate in any future financings due to such concerns, our ability to increase our cash position may be limited.

We will require substantial additional capital to finance our goals, and a failure to obtain this necessary capital when needed on acceptable terms, or at all, could force us to delay, limit, reduce or terminate our development programs, commercialization efforts or other operations.

The development of biopharmaceutical product candidates is capital-intensive. We expect our expenses to substantially increase as we become a public company and in connection with our ongoing activities, particularly as we conduct our ongoing and future clinical trials for RTN-001 and potentially seek regulatory approval for RTN-001 and any future product candidates we may develop. In addition, if we are able to progress RTN-001 through development and commercialization, we will be required to make royalty payments to Kadmon Corporation, LLC (f/k/a Kadmon Pharmaceuticals, LLC) (“Kadmon”) from whom we have in-licensed intellectual property related to RTN-001. If we obtain regulatory approval for RTN-001 or any future product candidates, we also expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Because the outcome of any preclinical study or clinical trial is highly uncertain, we cannot reliably estimate the actual amount of financing necessary to successfully complete the development and commercialization of RTN-001 or any future product candidates. Furthermore, following the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

As of June 30, 2026, we had $13,493,037 in cash and cash equivalents. Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operations for at least the next months from the date of this prospectus. We have based these estimates on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our operating plans and other demands on our cash resources may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. The net proceeds of this offering, together with our existing cash and cash equivalents, will not be sufficient to complete development of RTN-001, or any future product candidate, and after this offering, we will require substantial capital in order to advance RTN-001 and any future product candidates through clinical trials, regulatory approval and commercialization. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and the disruptions to, and volatility in, the credit and financial markets in the United States and worldwide resulting from factors that include but are not limited to inflation, high interest rates, geopolitical conflicts in Russia and Ukraine, Iran and the Middle East, South America and other areas, regulatory and policy changes, including increases in tariffs, diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. If the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts, or even cease operations. We expect to finance our cash needs through public or private equity or debt instruments or other capital sources, including potential collaborations, licenses and other similar arrangements. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Attempting to secure additional financing may divert our management from our day-to-day activities, which may adversely affect our ability to develop RTN-001 and any future product candidates.

Our future capital requirements will depend on many factors, including, but not limited to:

•        the initiation, type, number, scope, progress, expansions, results, costs and timing of preclinical studies and clinical trials of RTN-001 and any future product candidates we may choose to pursue,

•        including any modifications to clinical development plans based on feedback that we may receive from regulatory authorities;

•        the costs and timing of manufacturing for RTN-001, or any future product candidate, including commercial manufacture at sufficient scale, if any product candidate is approved, including as a result of inflation, any supply chain issues or component shortages;

•        requirements of regulatory authorities in any additional jurisdictions in which we may seek approval for RTN-001 and any future product candidates and our anticipated timing for seeking approval in such jurisdictions;

•        the costs, timing and outcome of regulatory meetings and reviews of RTN-001 or any future product candidates;

•        any delays and cost increases that may result from supply chain issues, including as a result of geopolitical conflicts, public health concerns or changes in regulations and policies, including increases in tariffs;

•        the costs of obtaining, maintaining, enforcing and protecting our patents and other intellectual property and proprietary rights;

•        our efforts to enhance operational systems and hire additional personnel to satisfy our obligations as a public company, including enhanced internal control over financial reporting;

•        the costs associated with hiring additional personnel and consultants as our business grows, including additional executive officers and clinical development, regulatory, Chemistry, Manufacturing, and Control quality and commercial personnel;

•        the timing and amount of the milestone, royalty or other payments we must make to Kadmon, from whom we have in-licensed intellectual property critical to RTN-001, or any future licensors;

•        the costs and timing of establishing or securing sales and marketing capabilities if RTN-001 or any future product candidate is approved;

•        our ability to achieve sufficient market acceptance, coverage and adequate reimbursement from third-party payors and adequate market share and revenue for any approved products;

•        our ability and strategic decision to develop future product candidates other than RTN-001, and the timing of such development, if any;

•        patients’ willingness to pay out-of-pocket for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors;

•        the terms and timing of establishing and maintaining collaborations, licenses and other similar arrangements; and

•        costs associated with any products or technologies that we may in-license or acquire.

Conducting preclinical studies and clinical trials and potentially identifying future product candidates is a time consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and commercialize RTN-001 or any future product candidates. If approved, RTN-001 and any future product candidates may not achieve commercial success. Our commercial revenue, if any, will initially be derived from sales of RTN-001, which we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

We will need to develop and expand our organization, and we may encounter difficulties in managing our growth and expanding our operations successfully, which could adversely affect our business, financial condition, results of operations and prospects.

As of            , 2026, we had engaged            full-time professionals. As we continue development and pursue the potential commercialization of RTN-001 and any future product candidates, and as we transition to operating as a public company, we will need to expand our financial, accounting, development, regulatory, manufacturing, information technology, marketing and sales capabilities or contract with third parties to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various strategic partners, suppliers and other third parties and we may not be successful in doing so. Our future financial performance and our ability to develop and commercialize RTN-001 and any future product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively.

In addition, job candidates and existing employees and consultants often consider the value of the stock awards they receive in connection with their employment. If the perceived benefits of our stock awards decline, either because we are a public company or for other reasons, it may harm our ability to recruit and retain highly skilled employees and consultants. Our employees and consultants may be more likely to leave us if the shares they own have significantly appreciated in value relative to the original purchase prices of the shares, or if the exercise prices of the options that they hold are significantly below the market price of our common stock, particularly after the expiration of the lock-up agreements described herein.

We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our clinical development and commercialization efforts. We may not be successful in maintaining the Company culture and continuing to attract or retain qualified management and scientific and clinical personnel in the future due to the intense competition for qualified personnel among biopharmaceutical, biotechnology and other businesses. Our industry has experienced a high rate of turnover of management personnel in recent years. If we are not able to attract, integrate, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

We are dependent on the services of our management and other clinical and scientific personnel, and if we are not able to retain these individuals or recruit additional qualified personnel, our business will suffer.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel, including Eric Keller, our CEO, and Dr. Paul Sweetnam, our CSO. We are highly dependent upon our senior management, as well as our senior scientists and other members of our management team. The loss of services of any of these individuals could delay or prevent the successful development of RTN-001 or any future product candidates, initiation or completion of our preclinical studies and clinical trials, regulatory approvals or the commercialization of RTN-001 or any of our product candidates. Although we have executed consultant letters with each member of our senior management team, these agreements are terminable at will with or without notice and, therefore, we may not be able to retain their services as expected. We do not currently maintain “key person” life insurance on the lives of our executives or any of our employees or consultants. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.

In addition, we rely on consultants and advisors, including the members of our Scientific Advisory Board, to assist us in formulating our research and development strategy. The members of our Scientific Advisory Board are employed by, or have consulting, teaching, clinical or other commitments to, academic or medical institutions or other entities other than us, and each of them devotes only a limited portion of his or her time to our affairs. Our advisory arrangements are terminable at will, and to the extent a member of our Scientific Advisory Board is subject to obligations to his or her primary employer or to another institution, those obligations take precedence over any obligation to us. Certain of our consultants and advisors may also provide services to, or hold equity in, other companies that are developing products that may compete with RTN-001, which could give rise to actual or perceived conflicts of interest. If we are unable to retain the services of our consultants and advisors, or if they do not devote sufficient time to our programs, the development of RTN-001 could be delayed and our business plans could be negatively impacted. See “Management — Scientific Advisory Board.”

Our CEO and CSO have significant responsibilities outside of the Company, which may divert their time and attention from our business and could adversely affect our operations and prospects.

We are a clinical-stage biopharmaceutical company with limited operating history and a small management team, and the successful development and commercialization of RTN-001, if approved, will require significant managerial oversight. As it stands, we are highly dependent upon the services of Eric Keller, our CEO, and Dr. Paul Sweetnam, our CSO, for the strategic direction, business operations, clinical development, and overall management of the Company. In addition to their responsibilities with the company, Mr. Keller currently serves as acting President and a director of Noveome Biotherapeutics, Inc.; manager of Redux; co-founder, CEO and director of Response Pharmaceuticals, Inc. (“Response”); and co-founder and a director of Restor Pharmaceuticals, Inc. (“Restor”). Dr. Sweetnam currently serves as a manager of Redux; co-founder and CSO of Response; and co-founder, CSO and a director of Restor.

While each of these outside roles do not represent a material time commitment for either Mr. Keller or Dr. Sweetnam, these outside roles and responsibilities in the aggregate will require a significant portion of Mr. Keller’s and Dr. Sweetnam’s attention and could divert each executive’s focus from his duties as our CEO and CSO, respectively. These outside roles and responsibilities could create a conflict of interest. For more information on potential conflicts of interest that may arise related to Mr. Keller’s and Dr. Sweetnam’s roles outside of the Company, see “Risks Related to Our Common Stock and This Offering — We have entered into transactions with entities controlled by some of our officers and directors, which could pose a conflict of interest,” “Business — Intellectual Property — Key Agreements” and “Certain Relationships and Related Party Transactions — Sublicense Agreements.”

In connection with the Company becoming a publicly traded company, Mr. Keller plans to resign from one or more of his outside roles. Mr. Keller is currently a consultant for the Company and works on average 40 hours per week. Dr. Sweetnam is currently a consultant for the Company and works on average 20 hours per week. However, Mr. Keller and Dr. Sweetnam are each expected to work for the Company at least 40 hours per week following the closing of this offering.

If either Mr. Keller or Dr. Sweetnam is unable to devote sufficient time and attention to our business due to their commitments at other companies or their other business activities, we may experience delays in our development programs, fail to capitalize on business opportunities and encounter difficulties in managing our operations. The loss of Mr. Keller’s or Dr. Sweetnam’s services, or their inability to devote adequate time to our company, could harm our ability to implement our business strategy and develop RTN-001.

We recently identified and corrected certain accounting errors in our previously issued financial statements, resulting in the restatement of our consolidated financial statements as of and for the fiscal year ended December 31, 2025. If we discover additional errors in the future, it could adversely affect investor confidence and our stock price.

During the preparation of our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2026, we identified certain accounting errors that required the restatement of our consolidated financial statements as of and for the fiscal year ended December 31, 2025, as described in Note 3, “Restatement of Previously Issued Financial Statements,” to our consolidated financial statements included elsewhere in this prospectus. The accounting error was related to advance payments made to a contract research organization (“CRO”), in which such advance payments were incorrectly recognized as expenses when the related invoices were paid, when they should have been recorded as prepaid expenses and recognized as research and development expense as the related clinical trial activities were performed. The discovery of further errors in the future, whether related to this error or not, could require us to further restate or revise our financial statements. Any such future restatements or revisions could result in a loss of investor confidence in the accuracy of our financial reporting, which could have a material adverse effect on our stock price and our business.

We have identified a material weakness in our internal control over financial reporting. Failure to remediate such material weakness or maintain effective internal controls could cause our investors to lose confidence in us and adversely affect the market price of our common stock.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the preparation of our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2026, we identified a material weakness in the design of our internal controls over financial reporting related to the accounting for advance payments made to a CRO. Specifically, these advance payments were incorrectly recognized as expenses when the related invoices were paid rather than recorded as prepaid expenses and subsequently recognized as research and development expense as the related clinical trial activities were performed. As a result, we have restated our previously issued consolidated financial statements as of and for the year ended December 31, 2025, as described in Note 3 to the consolidated financial statements.

Since the fiscal year ended, December 31, 2025, we have proactively taken steps to improve our internal control over financial reporting. These actions include hiring a Chief Financial Officer, expanding the accounting and finance team and formalizing and documenting our internal control framework. We have implemented, and continue to implement, additional remediation measures to address the material weakness, including (i) hiring and retaining additional accounting and finance personnel with appropriate public company reporting and internal control expertise; (ii) enhancing and documenting our internal control framework, including risk assessment and monitoring activities; (iii) engaging third-party advisors to assist in the review of CRO arrangements and related accruals and prepaid balances; and (iv) designing and implementing enhanced review, oversight and approval controls.

We may incur significant costs to remediate this material weakness. We may not be successful in implementing these remediation efforts or in implementing effective internal control over financial reporting, which may undermine our ability to provide accurate, timely and reliable reports on our financial and operating results. Further, we will not be able to fully assess whether the steps we are taking will remediate the material weakness in our internal control over financial reporting until we have completed our implementation efforts and sufficient time passes in order to evaluate their effectiveness. In addition, if we identify additional errors that result in material weaknesses in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated.

Further, during the preparation of our audited consolidated financial statements for the year ended December 31, 2024, we had identified a material weakness in our internal control over financial reporting related to certain material audit adjustments that were identified in the Company’s consolidated financial information. Following implementation of a remediation plan which included, among others, additional checklists and levels of review to ensure that the

Company’s system of internal control over financial reporting produced consistently reliable consolidated financial statements and mitigated the risk of misstatement due to error or fraud, after testing to verify the effective design and successful operating effectiveness of the new and enhanced controls, management determined that the previously disclosed material weakness had been remediated as of June 30, 2025.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to report upon the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ending December 31, 2027. When we lose our status as an “emerging growth company” and do not otherwise qualify as a “smaller reporting company” with less than $100 million in annual revenue, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, improvements in management controls, reporting systems and procedures, testing and remediation. If we or, if required, our auditors are unable to conclude that our internal control over financial reporting is effective, investors may lose confidence in our financial reporting and the trading price of our common stock may decline.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate future control deficiencies that may lead to a material weakness in our internal control over financial reporting or that they will prevent or avoid potential future material weaknesses. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. We cannot assure you that there will not be material weaknesses or significant deficiencies in our internal control over financial reporting in the future.

Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we fail to remedy any material weakness in our internal control over financial reporting, if we identify new material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, we may be late with the filing of our periodic reports, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. As a result of such failures, we could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, and become subject to litigation from investors and stockholders, which could harm our reputation, financial condition or divert financial and management resources from our core business, and would have a material adverse effect on our business, financial condition and results of operations.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. Accordingly, we will be required to design and maintain disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Raising additional capital may cause dilution to our stockholders, including purchasers of common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through equity or debt instruments or other capital sources, including potential collaborations, licenses and other similar arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Such restrictions could adversely impact our ability to conduct our operations and execute our business plan.

If we raise additional funds through future collaborations, licenses and other similar arrangements, we may be required to relinquish valuable rights to our future revenue streams, product candidates, research programs, intellectual property or proprietary technology, or grant licenses on terms that may not be favorable to us and/or that may reduce the value of our common stock. If we are unable to raise additional funds through equity or debt instruments or other arrangements when needed or on terms acceptable to us, we would be required to delay, limit, reduce or terminate our product development or future commercialization efforts, or grant rights to develop and market product candidates that we might otherwise prefer to develop and market ourselves, or on less favorable terms than we would otherwise choose.

We may engage in strategic transactions that could increase our capital requirements, dilute our stockholders, cause us to incur debt or assume contingent liabilities, subject us to other risks, adversely affect our liquidity, increase our expenses and present significant distractions to our management.

Although we currently have no agreements or commitments to complete any such transactions and are not involved in negotiations to do so, from time to time, we may consider strategic transactions, such as acquisitions of companies, asset purchases and out-licensing or in-licensing of intellectual property, products or technologies. Additional potential transactions that we may consider in the future include a variety of business arrangements, including spin-offs, strategic partnerships, joint ventures, restructurings, divestitures, business combinations and investments. We may not be able to find suitable partners or acquisition candidates, and we may not be able to complete such transactions on favorable terms, if at all. Any future transactions could increase our near and long-term expenditures, result in potentially dilutive issuances of our equity securities, including our common stock, or the incurrence of debt, contingent liabilities, amortization expenses or acquired in-process research and development expenses, any of which could affect our financial condition, liquidity and results of operations. Future acquisitions may also require us to obtain additional financing, which may not be available on favorable terms or at all. These transactions may never be successful and may require significant time and attention of our management. In addition, the integration of any business that we may acquire in the future may disrupt our existing business and may be a complex, risky and costly endeavor for which we may never realize the full benefits. Furthermore, we may experience losses related to investments in other companies, including as a result of failure to realize expected benefits or the materialization of unexpected liabilities or risks, which could have a material negative effect on our results of operations and financial condition. Accordingly, although there can be no assurance that we will undertake or successfully complete any additional transactions of the nature described above, any additional transactions that we do complete could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our ability to use net operating loss carryforwards and other tax attributes may be limited in connection with this offering or other ownership changes.

We have incurred substantial losses during our history, do not expect to become profitable in the near future and may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any (subject to limitations), until such unused losses expire (if at all). As of December 31, 2025, we also had federal research and development tax credit carryforwards of approximately $0.3 million, which may be carried forward for up to 20 years. As of December 31, 2025, we had net operating loss (“NOL”) carryforwards of approximately $7.2 million for federal income tax purposes and $2.1 million for state income tax purposes. Our federal NOL carryforwards will not expire but may generally only be used to offset 80% of taxable income for a taxable year, which may require us to pay federal income taxes in future years despite generating federal NOL carryforwards in prior years.

In addition, our NOL carryforwards and other tax attributes are subject to review and possible adjustment by the Internal Revenue Service (the “IRS”) and state tax authorities. Furthermore, in general, under Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), our federal NOL carryforwards may be or become subject to an annual limitation in the event we have had or have in the future an “ownership change.” For these purposes, an “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. We have not yet determined the amount of the cumulative change in our ownership resulting from this offering or other transactions, or any resulting limitations on our ability to utilize our NOL carryforwards and other tax attributes. However, we believe that our ability to utilize our NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with this offering. If we earn taxable income, such limitations could result in increased future income tax liability to us and our future cash flows could be adversely affected. We have recorded a full valuation allowance related to our NOL carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

Inflation could adversely affect our business and results of operations.

Inflation in the United States has increased considerably in the recent years and the impact of geopolitical developments such as the conflicts in Russia and Ukraine, Iran and the Middle East and South America, global supply chain disruptions and changes in regulations and policies, including increased tariffs, continue to increase uncertainty in the outlook of near-term and long-term economic activity, including whether inflation will continue and how long, and at what rate. Increases in inflation raise our costs for commodities, labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact our financial condition. Additionally, increases in inflation, interest rate increases and global economic uncertainty may make it more difficult, costly or dilutive for us to secure additional financing. A failure to adequately respond to these risks could have a material adverse impact on our financial condition, results of operations or cash flows.

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses.

Our operations and the operations of our suppliers, CROs, CMOs and clinical sites could be subject to the impact of natural or man-made disasters or business interruptions, which include, but are not limited to, earthquakes, hurricanes, typhoons, floods, water shortages, fires, blizzards and other extreme weather conditions, power outages and telecommunications or infrastructure failure, cybersecurity incidents or physical security breaches, geopolitical conflicts, including war and terrorism, and public health concerns, including pandemics and epidemics, for which we are predominantly self-insured. We rely on third-party manufacturers or suppliers to produce RTN-001 and its components and on CROs and clinical sites to conduct our clinical trials, and do not have a redundant source of supply for all components of our product candidate. Our ability to obtain clinical or, if approved, commercial, supplies of RTN-001 or any future product candidates could be disrupted if the operations of these suppliers were affected by a man-made or natural disaster or other business interruption, and our ability to commence, conduct or complete our clinical trials in a timely manner could be similarly adversely affected by any of the foregoing. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses.

Our insurance policies are expensive and only protect us from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. Some of the policies we currently maintain include property, general liability, clinical trials liability, products liability, transit and storage insurance (including cybersecurity coverage), workers’ compensation and directors’ and officers’ insurance. We do not know, however, if we will be able to maintain insurance with adequate levels of coverage. No assurance can be given that an insurance carrier will not seek to cancel or deny coverage after a claim has occurred. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our financial position and results of operations.

We also expect that operating as a U.S. public company will make it more difficult and more expensive for us to maintain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, on our board committees or as executive officers. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would negatively affect our business, financial condition and results of operations.

Our business could be affected by litigation, government investigations, and enforcement actions.

From time to time, we may become involved in litigation, government investigations, enforcement actions or other proceedings relating to claims arising from the ordinary course of business or otherwise, in the United States or foreign jurisdictions, including, without limitation, intellectual property, regulatory, product liability, environmental, whistleblower, false claims, privacy, anti-kickback, anti-bribery, securities, commercial, employment, contractual relations with current or past collaborators or licensors and other claims and proceedings which may arise from conducting our business. Any determination that our operations or activities are not in compliance with existing laws or regulations could result in the imposition of fines, civil and criminal penalties, equitable remedies, including disgorgement, injunctive relief and/or other sanctions against us, and remediation of any such findings could have an adverse effect on our business operations.

Legal proceedings, government investigations and enforcement actions can be expensive and time-consuming. An adverse outcome resulting from any such proceedings, investigations or enforcement actions could result in significant damages awards, fines, penalties, exclusion from the federal healthcare programs, healthcare debarment, injunctive relief, product recalls, reputational damage and modifications of our business practices, which could have a material adverse effect on our business, financial condition, results of operations and prospects. Even if such a proceeding, investigation or enforcement action is ultimately decided in our favor, the investigation and defense thereof could require substantial financial and management resources. Litigation initiated by us could also result in counterclaims against us, which could increase the costs associated with the litigation and result in our payment of damages or other judgments against us.

Our internal information technology systems, or those of any of our service providers, may fail or suffer security incidents, loss or leakage of data and other disruptions, which could result in a material disruption of our product development programs, compromise sensitive information related to our business or prevent us from accessing critical information, potentially exposing us to liability or otherwise adversely affecting our business.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality, availability, and integrity of such confidential information.

Attacks upon information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are often being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. These attacks can present meaningful risks to our operations, systems, and information. We may also face cybersecurity risks due to our reliance on internet technology and the number of our employees and consultants who are working remotely, which may create additional opportunities for security incidents to occur. Furthermore, because the techniques used to conduct attacks upon information technology systems can change frequently and might not be recognized prior to an incident occurring, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security incidents that may remain undetected for an extended period. Even if identified, we may be unable to adequately investigate or remediate incidents or breaches due to the increasing use of tools and techniques that are designed to circumvent controls, avoid detection and remove or obfuscate forensic evidence. It is not possible to prevent all cybersecurity threats to our information technology systems and information and those of our third-party service providers, over which we exert less control, and any controls we implement to do so may prove to be ineffective.

Any security breach or other incident, whether actual or perceived, could impact our reputation and/or operations, cause us to incur significant costs, including legal expenses and remediation costs, harm customer confidence, hurt our expansion into new markets and cause us to lose existing customers. For example, the loss of clinical trial data from clinical trials, or impacts to the availability or integrity of this data, could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any actual or perceived disruption or security incident affects our systems (or those of our third-party collaborators, service providers, contractors or consultants) or were to result in a loss of or accidental, unlawful or unauthorized access to, use of, release of or other processing of, or damage to, our data or applications, or inappropriate disclosure of regulated data or confidential or proprietary information, we could incur liability, the further development and commercialization of RTN-001 or any future product candidates could be delayed, and we could be subject to significant fines, penalties or liabilities for any noncompliance to certain privacy and security laws.

Further, despite the implementation of security measures, our information technology systems and those of our current and any future CROs and other contractors, vendors, consultants and collaborators are vulnerable to breakdown or other damage or interruption from service interruptions, system malfunction, computer viruses, cybersecurity threats (such as ransomware attacks, denial-of-service attacks, cyber-attacks or cyber-intrusions over the Internet, hacking, phishing and other social engineering attacks), unauthorized access or use, natural disasters, terrorism, war and telecommunication and electrical failures. Such information technology systems are additionally vulnerable to security incidents from inadvertent or intentional actions by our employees, contractors, consultants or other third parties. We and certain of our service providers are from time to time subject to cyberattacks and security incidents, and we experienced security incidents in the past and may experience security incidents in the future. If a significant system failure, accident or security incident were to occur, it may cause interruptions in our operations or result in the unauthorized disclosure of or access to personally identifiable information, personal health information, or other regulated data or confidential or proprietary information and result in a material disruption of our development programs and our business operations, whether due to a loss of any potential trade secrets, clinical trial data, or other similar disruptions. The costs related to significant security incidents or disruptions could be material and cause us to incur significant expenses.

We have also outsourced elements of our information technology infrastructure, and as a result a number of third-party vendors may or could have access to our confidential information. If our third-party vendors fail to protect their information technology systems and our confidential and proprietary information, we may be vulnerable to disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage. If the information technology systems of our third-party vendors and other contractors and consultants become subject to disruptions or security incidents, we may have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event.

Unfavorable global economic conditions, including any adverse macroeconomic conditions, changes in government regulations or geopolitical events, could have serious adverse consequences on our business, financial condition, results of operations or prospects.

The global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, high inflation and interest rates, increases in unemployment rates and uncertainty about economic stability. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of geopolitical conflict, including in Russia and Ukraine, Iran and the Middle East, South America and other areas, terrorism or other events. Sanctions imposed by the United States and other countries in response to such conflicts may also adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could exacerbate market and economic instability.

Changes in regulations and policies, including increases in tariffs and countermeasures by affected countries, and the resulting political and economic uncertainty in the United States, may also impact macroeconomic conditions and the global credit and financial markets. The United States has imposed increased tariffs on certain countries, focusing on those with which it has the largest trade deficits. Other countries have responded, and may continue to respond, by announcing retaliatory tariffs on U.S. imports. In addition, the U.S. Department of Commerce initiated national security investigations into the importation of pharmaceuticals and pharmaceutical ingredients pursuant to Section 232 of the Trade Expansion Act of 1962, which could result in the imposition of new tariffs on imports within the pharmaceutical industry. Further, the United States announced a 100% tariff on any branded or patented pharmaceuticals imported into the United States from drug manufacturers that do not have, or are not in the process of building, a manufacturing facility in the United States, which has been delayed as negotiations with large drug manufacturers continue. If we are required to change our current manufacturing partners or suppliers now or in the future in order to avoid such tariffs, the terms of new agreements that we may enter into may not be favorable to us and related operational disruptions may heighten manufacturing and compliance risks and derail commercialization plans. The terms and effects of such tariffs, if and as they are implemented, and other policy changes are uncertain and could have adverse implications on drug pricing, drug production levels and patient access, and may result in supply chain or other operational disruptions.

The United States may also enact other regulations or policies that affect trade or otherwise impact the pharmaceutical industry by restricting U.S. pharmaceutical companies from contracting with certain countries for the development, research or manufacturing of pharmaceutical products. In December 2025, the BIOSECURE Act was signed into law as part of the 2026 National Defense Authorization Act, which restricts U.S. government agencies from purchasing or obtaining certain biotechnology equipment or services from “biotechnology companies of concern” (“BCC”); entering, extending or renewing a contract with any entity using biotechnology equipment or services provided by a BCC to perform a government contract; or granting government funds or loans for such biotechnology equipment or services provided by a BCC. While we do not currently anticipate any material impact on our business and operations, the BIOSECURE Act may have significant implications for U.S. companies with government contracts that obtain biotechnology equipment or services from a BCC, including contracts with the Department of Veterans Affairs, and any related impact on reimbursement under Medicaid and Medicare Part B.

The extent of the impact of geopolitical conflicts, sanctions, increased tariffs and other regulations on our business specifically, or on the U.S. market and global economy generally, are uncertain and unpredictable, and could adversely affect our business, financial condition and results of operations as well as impact our ability to raise capital. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and stock price and could require us to delay, limit, reduce, or terminate our product development or future commercialization efforts or grant rights to develop and market our product candidates even if we would otherwise prefer to develop and market such product candidates ourselves, or on less favorable terms than we would otherwise choose.

In addition, one or more of our current service providers, manufacturers and other partners may not survive an economic downturn, which could directly affect our ability to attain our clinical development goals on schedule and on budget. Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. If any of the banks that hold our cash deposits were to be placed into receivership, we may be unable to access our cash and cash equivalents, which would adversely affect our business. In addition, if any of the third parties on whom we rely to conduct certain aspects of our preclinical studies or clinical trials are unable to access funds through certain financial institutions, such parties’ ability to fulfill their obligations to us could be adversely affected.

Risks Related to the Development and Regulatory Approval of Our Product Candidate

We currently depend entirely on the success of RTN-001, which is our only product candidate. All completed clinical trials evaluating RTN-001 to date have been conducted by Surface Logix and our ongoing Phase 2b clinical trial is based on clinical data observed from the clinical trials conducted by Surface Logix. If we are unable to advance RTN-001 in clinical development, obtain regulatory approval and ultimately commercialize RTN-001, or experience significant delays in doing so, our business will be materially harmed.

We currently only have one product candidate, RTN-001, the intellectual property for which we have in-licensed and which is being evaluated in a Phase 2b clinical trial. We have invested, and continue to invest, the majority of our efforts and financial resources in the development of RTN-001. All completed clinical trials evaluating RTN-001 to date have been conducted by Surface Logix. Retension has not yet completed any clinical trials for RTN-001 or any other product candidate. Our ongoing Phase 2b clinical trial is based on clinical data observed from the completed clinical trials conducted by Surface Logix. We currently have no products approved for commercial sale or for which regulatory approval to market has been sought. Our business and ability to generate future revenue presently depend entirely on our ability to successfully develop, obtain regulatory approval for and commercialize RTN-001 in a timely manner, and we cannot assure you that we will meet our anticipated timelines for our current or any future clinical trials. This may make an investment in the Company riskier than similar companies that have multiple product candidates in active development and may be able to better sustain the delay or failure of a lead product candidate. In addition, our assumptions about RTN-001 development potential are based on the data generated from preclinical studies and clinical trials conducted by Surface Logix. Furthermore, the small number of patients in the clinical trials conducted by Surface Logix may mean that the results of those trials are not predictive of the outcome of our Phase 2b clinical trial of RTN-001 or of any clinical trials we may conduct in the future. We may be unable to replicate those results and we may observe materially and adversely different results as we conduct our own clinical trials.

RTN-001 will require substantial additional clinical development time, regulatory approval, commercial manufacturing arrangements, the establishment of a commercial organization, significant marketing efforts and further investment before we may generate any revenue from product sales. We cannot assure you that we will meet our timelines for our current or future clinical trials, which may be delayed or not completed for a number of reasons. RTN-001 is susceptible to the risks of failure inherent at any stage of clinical development, including the appearance of unexpected adverse events or failure to achieve the designated endpoints of our clinical trials. Even if RTN-001 is successful in clinical trials, we will not be permitted to market or promote it until we receive regulatory approval from the FDA or comparable foreign regulatory authorities, and we may never receive such regulatory approval to allow us to successfully commercialize RTN-001 or any future product candidates. If we do not receive FDA or comparable foreign regulatory approval with the necessary conditions to allow commercialization, we will not be able to generate revenue from those product candidates in the United States or elsewhere in the foreseeable future, or at all. Any significant delays in obtaining approval for and commercializing our product candidates could adversely affect our business, financial condition, results of operations and prospects.

The success of RTN-001 will depend on several factors, including the following:

•        successful initiation and enrollment of clinical trials and completion of clinical trials with favorable data to support a finding of safety and efficacy for marketing application;

•        acceptance of regulatory submissions by the FDA or comparable foreign regulatory authorities for the conduct of preclinical studies and clinical trials of RTN-001, including any proposed designs of any preclinical studies and clinical trials of RTN-001 and the preclinical studies and clinical trials of RTN-001 conducted by Surface Logix;

•        the frequency and severity of adverse events in preclinical and clinical trials;

•        maintaining relationships with preclinical vendors to ensure successful completion of preclinical studies with favorable results, including toxicology and other studies designed to be compliant with good laboratory practices (“GLP”);

•        maintaining and establishing relationships with CROs, clinical sites and investigators for the clinical development of RTN-001, and ability of such CROs, clinical sites and investigators to comply with clinical trial protocols, current Good Clinical Practices (“cGCPs”) and other applicable requirements;

•        demonstrating the safety and efficacy of RTN-001 to the satisfaction of applicable regulatory authorities, including by establishing a safety database satisfactory to regulatory authorities;

•        receipt and maintenance of marketing approvals from applicable regulatory authorities for the initial and any additional indications;

•        maintaining relationships with third-party manufacturers that are able consistently to comply with current Good Manufacturing Practices (“cGMPs”) as well as making arrangements with our third-party manufacturers for, or establishing our own, commercial manufacturing capabilities at a cost and scale sufficient to support commercialization;

•        establishing sales, marketing and distribution capabilities and launching commercial sales of RTN-001, if and when approved, whether alone or in collaboration with others;

•        obtaining, establishing, maintaining and enforcing patent and any potential trade secret protection or regulatory exclusivity for RTN-001;

•        maintaining an acceptable safety profile of RTN-001 following regulatory approval, if any;

•        maintaining and growing an organization of people who can develop and, if approved, commercialize, market and sell RTN-001; and

•        acceptance of RTN-001, if approved, by patients, the medical community and third-party payors.

If we are unable to develop, receive marketing approval for and successfully commercialize RTN-001, or if we experience delays as a result of any of the above factors or otherwise, our business would be significantly harmed.

Clinical and preclinical development involves a lengthy and expensive process with uncertain timelines and outcomes, and results of prior preclinical studies and clinical trials of RTN-001 or future product candidates are not necessarily predictive of future results. RTN-001 or future product candidates may not achieve favorable results in our preclinical studies or clinical trials or receive regulatory approval on a timely basis, if at all.

Clinical and preclinical development is expensive and can take many years to complete, and its outcome is inherently uncertain. We cannot guarantee that any preclinical studies or clinical trials will be conducted as planned or completed on schedule, if at all, and failure can occur at any time during the trial or study process. Despite promising preclinical or clinical results, any product candidate can unexpectedly fail at any stage of clinical development. The historical failure rate for product candidates in our industry is high, particularly in the earlier stages of development.

The results of preclinical studies and early clinical trials of RTN-001 or any future product candidates may not be predictive of the results of later-stage clinical trials and results in one indication may not be predictive of results to be expected for the same product candidate in another indication. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy characteristics despite having progressed through preclinical studies and initial clinical trials. In addition, differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. In particular, prior to our ongoing Phase 2b clinical trial, all preclinical studies and clinical trials conducted using RTN-001 were conducted by Surface Logix. The small number of patients in the clinical trials conducted by Surface Logix may mean that the results of those trials are not predictive of the outcome of our Phase 2b clinical trial of RTN-001 or of any clinical trials we may conduct in the future. The results of Trial 07-05 and Trial 07-08 may not be predictive of the outcome of our Phase 2b dose-ranging trial or our planned Phase 3 clinical trial of RTN-001 due to both the larger patient populations of those clinical trials and the differences in clinical trial design that may be required. As a result, we cannot predict how RTN-001 will perform in ongoing and future clinical trials.

It is not uncommon to observe results in clinical trials that are unexpected based on earlier preclinical studies and clinical trials, and many product candidates fail in clinical trials despite very promising early results. A number of companies in the biopharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving promising results in earlier studies. Such setbacks have occurred and may occur for many reasons, including, but not limited to: clinical sites and investigators may deviate from clinical trial protocols, whether due to lack of training or otherwise, and we may fail to detect any such deviations in a timely manner; trial patients may fail to adhere to any required clinical trial procedures, including any requirements for post-treatment follow-up; our product candidates may fail to demonstrate effectiveness or safety in certain patient subpopulations, which has not been observed in earlier trials due to limited sample size, lack of analysis or otherwise; or our clinical trials may not adequately represent the patient populations we intend to treat, whether due to limitations in our trial designs or otherwise, such as where one patient subgroup is overrepresented in the clinical trial. There can be no assurance that we will not suffer similar setbacks despite the data we observed in earlier studies and trials conducted by Surface Logix. Based on negative or inconclusive results, we or any future collaborator may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials, which would cause us to incur additional operating expenses and delays and may not be sufficient to support regulatory approval on a timely basis or at all.

Further, interim data from clinical trials that we may complete are further subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between interim, topline, or preliminary data and final data could significantly harm our business prospects. Further, disclosure of interim data by us or by our competitors could result in volatility in the price of our common stock.

In addition, others, including regulatory authorities, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and the Company in general. Moreover, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and you or others may not agree with what we determine is material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug, product candidate or our business. If the interim, topline or preliminary data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, RTN-001 and any future product candidates may be harmed, which could harm our business, operating results, prospects or financial condition.

As a result, we cannot be certain that our ongoing and future preclinical studies and clinical trials will be successful. Any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of RTN-001 in those and other indications, which could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, even if our clinical trials are successful, product authorization may be delayed or denied for other reasons, including if our manufacturers fail a pre-approval inspection or there are issues relating to cGCP in the conduct of our trials. Any delay or denial of authorization of RTN-001 or any other product candidate could have a material adverse effect on our business, financial condition, results of operations and prospects.

Any difficulties or delays in the commencement or completion, or the termination or suspension, of our ongoing and future clinical trials or preclinical studies could result in increased costs to us, delay or limit our ability to generate revenue or adversely affect our commercial prospects.

Before obtaining marketing approval from regulatory authorities for the sale of RTN-001 or any future product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidate in humans. Before we can initiate clinical trials for any future product candidates, we must submit the results of preclinical studies to the FDA or comparable foreign regulatory authorities along with other information, including information about product candidate chemistry, manufacturing and controls and our proposed clinical trial protocol, as part of an investigational new drug application (“IND”) or similar regulatory submission. The FDA or comparable foreign regulatory authorities may not grant such an IND or similar regulatory submission or may require us to conduct additional preclinical studies for any product candidate before it allows us to initiate clinical trials under any IND or similar regulatory submission, which may lead to delays and increase the costs of our preclinical development programs. Moreover, even if we commence clinical trials, issues may arise that could cause regulatory authorities to suspend or terminate such clinical trials or require us voluntarily to suspend or terminate such clinical trials. Any such delays in the commencement or completion, or the termination or suspension, of our ongoing and future clinical trials or preclinical studies for RTN-001 and any future product candidate could significantly affect our product development timelines and product development costs.

We do not know whether future clinical trials and preclinical studies will begin on time or if ongoing or future clinical trials and preclinical studies will be completed on schedule, if at all. The commencement, data readouts and completion of clinical trials and preclinical studies can be delayed for a number of reasons, including delays related to:

•        inability to collect materials to initiate and generate sufficient preclinical data to support the initiation or continuation of clinical trials;

•        obtaining allowance from regulatory authorities to commence a trial or reaching a consensus with regulatory authorities on trial design;

•        the FDA or comparable foreign regulatory authorities disagreeing as to the design or implementation of our clinical trials;

•        any failure or delay in reaching an agreement with CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•        delays in identifying, recruiting and training suitable clinical investigators;

•        obtaining approval from one or more institutional review boards (“IRBs”) or ethics committees (“ECs”) or Data Safety Monitoring Boards (“DSMBs”) at clinical trial sites;

•        IRBs, ECs or DSMBs refusing to advance or approve, suspending or terminating the trial at an investigational site, precluding enrollment of additional patients or withdrawing their approval of the trial;

•        changes or amendments to the clinical trial protocol;

•        clinical sites deviating from the trial protocol or dropping out of a trial;

•        failure by our CROs to perform in accordance with cGCP requirements or other applicable regulatory requirements in the United States or in other countries;

•        obtaining raw materials for manufacturing sufficient quantities of RTN-001 or obtaining sufficient quantities of combination therapies or other materials needed for use in clinical trials and preclinical studies;

•        obtaining adequate materials for packaging clinical trial material;

•        expiration of the shelf life of clinical material for use in clinical trials prior to the enrollment of any of our clinical trials;

•        patients failing to enroll or remain in our trials at the rate we expect, or failing to return for post-treatment follow-up;

•        individuals choosing an alternative product for the indications for which we are developing RTN-001 or any future product candidates, or participating in competing clinical trials;

•        lack of adequate funding to continue the clinical trials, preclinical studies, manufacturing or incurring greater costs than we anticipate;

•        patients experiencing severe or serious unexpected drug-related adverse effects;

•        occurrence of SAEs in trials of the same class of agents conducted by other companies that could be considered similar to RTN-001 or any future product candidates;

•        clinical trials with clinical endpoints that require prolonged periods of clinical observation or extended analysis of the resulting data;

•        transfer of manufacturing processes to larger-scale facilities operated by a contract manufacturing organization (“CMO”), delays or failure by our CMOs or us to make any necessary changes to such manufacturing process, or failure of our CMOs to produce clinical trial materials in accordance with cGMP regulations or other applicable requirements; and

•        third parties being unwilling or unable to satisfy their contractual obligations to us in a timely manner.

Clinical trials must be conducted in accordance with FDA requirements and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and ECs, DSMBs or IRBs at the medical institutions where the clinical trials are conducted. We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a DSMB for such trial or by the FDA or comparable foreign regulatory authorities. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with GCP and other regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Further, conducting clinical trials in foreign countries, as intended to be done in the future for RTN-001 and for any future product candidates, presents additional risks that may delay completion of our clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocols as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes and political and economic risks, including geopolitical conflicts, relevant to such foreign countries.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the trial. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of one or more of our product candidates.

In addition, many of the factors that cause, or lead to, the termination or suspension of, or a delay in the commencement or completion of, clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. We may make formulation or manufacturing changes to RTN-001 or any future product candidates, in which case we may need to conduct additional preclinical studies or clinical trials to bridge our modified product candidates to earlier versions. Any resulting delays to our clinical trials could shorten any period during which we may have the exclusive right to commercialize our product candidates. In such cases, our competitors may be able to bring products to market before we do, and the commercial viability of RTN-001 or any future product candidates could be significantly reduced. Any of these occurrences may harm our business, financial condition and prospects.

The regulatory approval processes of the FDA and comparable foreign regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for RTN-001 or any of our future product candidates or obtain limited regulatory approval, our business will be substantially harmed.

RTN-001 and any future product candidates we develop will be subject to extensive governmental regulations relating to research, testing, development, manufacturing, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, post-approval monitoring, marketing, sale and distribution of products. Rigorous preclinical studies, clinical trials and an extensive regulatory approval process are required to be completed successfully in the United States and in many foreign jurisdictions before a new product may be marketed. Satisfaction of these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. It is possible that none of our product candidates will obtain the regulatory approvals necessary for us to begin selling them and any delay or failure in obtaining required approvals could adversely affect our ability to generate revenue from the particular product candidate for which we are seeking approval.

The time required to obtain approval by the FDA and comparable foreign regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the discretion of the regulatory authorities. We have not obtained regulatory approval for any product candidate and it is possible that any product candidates we may seek to develop in the future will never obtain regulatory approval. Neither we nor any future collaborator is permitted to market any of our product candidates in the United States or elsewhere until we receive regulatory approval of our product candidates through an NDA from the FDA or similar marketing application in another jurisdiction. The FDA and other comparable foreign regulatory authorities may delay, limit or deny approval of our product candidates for many reasons, including:

•        we may not be able to demonstrate to the satisfaction of the FDA or other comparable foreign regulatory authorities that any of our product candidates are safe and effective for any indication;

•        the results of clinical trials may not meet the level of statistical significance or clinical significance required by the FDA or comparable foreign regulatory authorities for approval;

•        the FDA or comparable foreign regulatory authorities may disagree with the number, design, size, conduct or implementation of our clinical trials;

•        the FDA or comparable foreign regulatory authorities may not find the data from preclinical studies and clinical trials sufficient to demonstrate that the benefits of any of our product candidates outweigh their safety risks;

•        the FDA or comparable foreign regulatory authorities may disagree with our interpretation of data from preclinical studies or clinical trials, or may not accept data generated at our clinical trial sites;

•        the data collected from preclinical studies and clinical trials of any of our product candidates may not be sufficient to support the submission of an IND, Clinical Trial Application (“CTA”) or other application for regulatory approval;

•        the FDA may have difficulty scheduling an advisory committee meeting in a timely manner, or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

•        the FDA may require development of a risk evaluation and mitigation strategy (“REMS”) and foreign regulatory authorities may require a risk management plan (“RMP”) as a condition of approval for new products, among other additional requirements;

•        the FDA or comparable foreign regulatory authorities may identify deficiencies in the manufacturing processes or facilities of third-party manufacturers with which we enter into agreements for clinical and commercial supplies;

•        the FDA or comparable foreign regulatory authorities may change their approval policies or adopt new regulations; and

•        the FDA or comparable foreign regulatory authorities may require simultaneous approval for both adults and for children and adolescents, which may delay approval, or we may have successful clinical trial results for adults but not children and adolescents, or vice versa.

Any of these regulatory authorities may also change the requirements for the approval of a product candidate even after reviewing and providing comments or advice on a protocol for a clinical trial. The FDA or comparable foreign regulatory authorities may require that we conduct additional preclinical, clinical, manufacturing validation or drug product quality studies and submit those data before considering or reconsidering the application. Depending on the extent of these or any other studies, approval of any applications that we submit may be delayed by several years or may require us to expend more resources than we have available. It is also possible that additional studies, if performed and completed, may not be considered sufficient by the FDA or comparable foreign regulatory authorities for granting approval.

In addition, the FDA or comparable foreign regulatory authorities may approve a product candidate for fewer or narrower indications than we request, may impose significant limitations related to use restrictions for certain age groups, warnings, precautions or contraindications or may grant approval contingent on the performance of costly post-marketing clinical trials or risk mitigation requirements, such as the implementation of a REMS, RMP or comparable foreign risk management approaches. The FDA or comparable foreign regulatory authorities may not accept the labeling claims that we believe would be necessary or desirable for the successful commercialization of our product candidates.

Further, the FDA or comparable foreign regulatory authorities may respond to any NDA or comparable marketing application that we may submit by defining requirements that we do not anticipate. Such responses could delay clinical development of any of our product candidates or any future product candidates.

We are also subject to numerous foreign regulatory requirements governing the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement, and may in the future become subject to additional ones. The regulatory approval process varies among countries and may include all of the risks associated with the FDA approval process described above, as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval in foreign jurisdictions may differ from that required to obtain FDA approval. FDA approval does not ensure approval by regulatory authorities outside the United States and vice versa. Any delay or failure to obtain U.S. or foreign regulatory approval for a product candidate could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We may find it difficult to enroll patients in our clinical trials. If we encounter difficulties or delays enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

Successful and timely completion of clinical trials will require that we identify and enroll a specified number of patients for each of our clinical trials. We may not be able to initiate or continue clinical trials of RTN-001 or any future product candidates if we are unable to identify and enroll a sufficient number of eligible trial patients to participate in these trials as required by the FDA or similar regulatory authorities outside the United States. Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and characteristics of the patient population, the proximity of patients to clinical sites, the eligibility and exclusion criteria for the trial, the design of the clinical trial, the ability to obtain and maintain informed consents, the risk that enrolled patients will not complete a clinical trial, our ability to recruit clinical trial investigators with the appropriate competencies and experience and competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages and risks of the product candidate being studied in relation to other available therapies, including any new products that may be approved for the indications we are investigating as well as any product candidates under development. We will be required to identify and enroll a sufficient number of patients for each of our clinical trials and monitor such patients adequately during and after treatment. Potential patients for any planned clinical trials may not be adequately diagnosed or identified with the diseases that we are targeting, which could adversely impact the outcomes of our trials and could have safety concerns for the potential patients. Potential patients for any planned clinical trials may also not meet the entry criteria for such trials.

Additionally, other pharmaceutical companies targeting these same diseases are recruiting clinical trial patients from these patient populations, which may make it more difficult to fully enroll our clinical trials. We may not be able to initiate or continue clinical trials if we are unable to locate a sufficient number of eligible patients to participate in the clinical trials required by the FDA or comparable foreign regulatory authorities. In addition, the process of finding and recruiting patients may prove costly. The timing of our clinical trials depends, in part, on the speeds at which we can recruit patients to participate in our trials, as well as completion of required follow-up periods. The eligibility criteria of our clinical trials, once established, may further limit the pool of available trial participants. If patients are unwilling or unable to participate in our trials for any reason, including the existence of concurrent clinical trials for similar target populations, the availability of approved or authorized therapies, the impact of any public health concerns or the fact that enrolling in our trials may prevent patients from taking a different product, or we otherwise have difficulty enrolling a sufficient number of patients, the timeline for recruiting patients, conducting trials and obtaining regulatory approval of our product candidates may be delayed. Our inability to enroll a specified number of patients for any of our future clinical trials would result in significant delays or may require us to abandon one or more clinical trials altogether. In addition, we rely on, and will continue to rely on, CROs and clinical trial sites to ensure proper and timely conduct of our clinical trials and preclinical studies. Though we have entered into agreements governing their services, we will have limited influence over their actual performance.

We cannot assure you that our assumptions used in determining expected clinical trial timelines are correct or that we will not experience delays or difficulties in enrollment, or be required by the FDA or other regulatory authorities to increase our enrollment, which would result in the delay of completion of such trials beyond our expected timelines.

Use of RTN-001 or any future product candidates could be associated with adverse side effects, adverse events or other properties or safety risks, which could delay or preclude regulatory approval, cause us to suspend or discontinue clinical trials, abandon a product candidate, limit the commercial profile of an approved label or result in other significant negative consequences that could severely harm our business, prospects, operating results and financial condition.

As is the case with biopharmaceuticals generally, there may be adverse side effects associated with RTN-001 or any future product candidates’ use. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of expected or unexpected side effects or unexpected characteristics. Undesirable side effects caused by our product candidates when used alone or in combination with approved or investigational drugs could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label, or lead to the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences could severely harm our business, prospects, operating results and financial condition.

Moreover, if RTN-001 or any future product candidates are associated with undesirable side effects in clinical trials or demonstrate characteristics that are unexpected, we may elect to abandon their development or limit their development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for the product candidate if approved. We may also be required to modify our development and clinical trial plans based on findings in our ongoing or future clinical trials. Many compounds that initially showed promise in early-stage testing have later been found to cause side effects that prevented further development of the compounds.

It is possible that as we test RTN-001 or any future product candidates in larger, longer and more extensive clinical trials, including with different dosing regimens, or as the use of these product candidates becomes more widespread following any regulatory approval, more illnesses, injuries, discomforts and other adverse events than were observed in earlier trials, as well as new conditions that did not occur or went undetected in previous trials, may be discovered. If such side effects become known later in development or upon approval, if any, such findings may harm our business, financial condition and prospects significantly.

In addition, if RTN-001 or any future product candidates receive marketing approval, and we or others later identify undesirable side effects caused by such product, a number of potentially significant negative consequences could result, including:

•        regulatory authorities may withdraw, suspend or limit approvals of such product, or seek an injunction against its manufacture or distribution;

•        we may be required or determine it is necessary to recall a product or seek to change the way such product is administered to patients;

•        regulatory authorities may require additional warnings on the label, such as a “black box” warning or a contraindication;

•        we may be required to change the way a product is distributed or administered, conduct additional clinical trials or change the labeling of a product or be required to conduct additional post-marketing studies or surveillance;

•        we could be sued and held liable for harm caused to patients;

•        sales of the product may decrease significantly or the product could become less competitive; and

•        our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular product candidate, if approved, and could significantly harm our business, financial conditions, results of operations and prospects.

Several of the clinical trials for RTN-001 have been conducted outside of the United States, and we intend to conduct clinical trials for RTN-001 outside of the United States. However, the FDA and other comparable foreign regulatory authorities may not accept data from such trials, in which case our development plans will be delayed, which could materially harm our business.

Several of the clinical trials for RTN-001 have been conducted outside of the United States by Surface Logix, including the two Phase 2 pilot trials evaluating RTN-001 for the treatment of hypertension, which were conducted in the United Kingdom (the “UK”) and Germany. We also intend to conduct clinical trials for RTN-001 outside of the United States. The acceptance of data from clinical trials conducted outside of the United States or another jurisdiction by the FDA or comparable foreign regulatory authorities may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the trial population adequately represents the U.S. population and the data are applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA, or if the FDA considers such inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign trial data are not intended to serve as the sole basis for approval, the FDA will not accept the data as support for an application for marketing approval unless the trial is well-designed and well-conducted in accordance with GCP requirements and the FDA is able to validate the data from the trial through an onsite inspection if deemed necessary. While data from clinical trial sites in countries outside of the United States will not serve as the sole basis for FDA approval, any foreign data we use as part of any NDA submission will be subject to the foregoing FDA requirements and standards. Many foreign regulatory authorities have similar approval requirements. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted, which may increase costs or time required to complete the clinical trial.

Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with:

•        differing regulatory requirements in foreign countries;

•        differing standards with respect to data integrity or failure to observe local or international GCPs, including data integrity, rules leading to rejection of safety or effectiveness data by regulatory authorities;

•        differing standards and privacy requirements for the conduct of clinical trials;

•        increased difficulties in managing the logistics and transportation of storing and shipping product candidates to the patient at the relevant trial site abroad;

•        foreign exchange fluctuations or restrictions on transfer of funds;

•        compliance with foreign manufacturing, customs, import/export, taxes and tariffs, shipment and storage requirements;

•        inconsistent standards for reporting and evaluating clinical data and adverse events;

•        diminished protection of intellectual property in some countries;

•        difficulties staffing, workforce uncertainty and managing foreign operations;

•        differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;

•        political instability, civil unrest, war, economic weakness or similar events that may jeopardize our ability to commence, conduct or complete a clinical trial and evaluate resulting data; and

•        business interruptions resulting from any public health concerns, including pandemics or epidemics, or natural or man-made disasters, including, but not limited to, earthquakes, hurricanes, typhoons, floods, water shortages, fires, blizzards and other extreme weather conditions, power outages and telecommunications or infrastructure failure, cybersecurity incidents or physical security breaches.

Changes in methods of product manufacturing or formulation may result in additional costs or delays.

As product candidates progress through clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize safety, efficacy, yield and manufacturing batch size, minimize costs and achieve consistent quality and results. There can be no assurance that such changes will achieve these intended objectives. For example, all completed clinical trials of RTN-001, other than Trial 09-09, which was the Phase 1 Study of RTN-001 modified release (“Trial 09-09”), were conducted using an immediate release form of RTN-001. Our Phase 2b clinical trial for the treatment of uHTN to further assess the safety and efficacy of RTN-001 is being conducted with a modified release formulation of RTN-001, as opposed to the immediate release form that was evaluated in most prior clinical trials. These changes and any future changes we may make to RTN-001 or any future product candidates may also cause such candidates to perform differently and affect the results of future clinical trials conducted with the altered materials. Such changes or related unfavorable clinical trial results could delay initiation or completion of clinical trials, require the conduct of bridging studies or clinical trials or the repetition of one or more studies or clinical trials, increase development costs, delay or prevent potential marketing approval and jeopardize our ability to commercialize RTN-001 or any future product candidates, if approved, and generate revenue.

The manufacturing process for any products that we may develop is subject to the FDA or comparable foreign regulatory authority approval process, and we must therefore contract with manufacturers who can meet our and all applicable FDA or comparable foreign regulatory authority requirements on an ongoing basis.

The manufacturing process for any products that we may develop is subject to the FDA or comparable foreign authority approval process, and any CMOs with whom we forge contracts must meet all applicable FDA or comparable foreign regulatory authority requirements on an ongoing basis. If we or our CMOs are unable to reliably produce products in accordance with GMPs and to specifications acceptable to the FDA or comparable foreign regulatory authorities, we may not obtain or maintain the approvals we need to commercialize such products. Even if we obtain regulatory approval for any of our product candidates, there is no assurance that either we or our CMOs will be able to manufacture the approved product in accordance with requirements from the FDA or comparable foreign regulatory authorities to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. Our manufacturing activities are subject to ongoing, unannounced inspections by the FDA and comparable regulatory authorities. Any of these challenges could delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, result in sanctions being imposed on us (including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, license revocation, suspension of production or recalls of the product candidates, operating restrictions and criminal prosecutions), delay approval of our product candidates, impair commercialization efforts or increase our cost of goods, any of which would have an adverse effect on our business, financial condition, results of operations and prospects. Our future success depends on our ability to manufacture our products on a timely basis with acceptable manufacturing costs, while at the same time maintaining good quality and complying with applicable regulatory requirements. An inability to do so could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, we could incur higher manufacturing costs if manufacturing processes or standards change, and we could need to replace, modify, design, build or install equipment, all of which would require additional capital expenditures.

Should we continue to use CMOs, we may not succeed in maintaining our relationships with our current CMOs or establishing relationships with additional or alternative CMOs. RTN-001 or any future product candidate may compete with other products and product candidates for access to manufacturing facilities. If our CMOs were to cease manufacturing for us, we would experience delays in obtaining sufficient quantities of RTN-001 or any future product candidates for clinical trials and, if approved, commercial supply. Further, our CMOs may breach, terminate or not renew these agreements. If we were to need to find alternative manufacturing facilities, it would significantly reduce our ability to develop, obtain regulatory approval for or market RTN-001 or any future product candidate, if approved. The commercial terms of any new arrangement could be less favorable than our existing arrangements and the expenses relating to the transfer of necessary technology and processes could be significant, as would be the time required to effect a satisfactory, compliant transfer of the manufacturing process to a new CMO.

Moreover, if we are unable to manufacture or contract for a sufficient supply of RTN-001 and any future product candidates on acceptable terms, or if we encounter delays or difficulties in the scale-up of our manufacturing processes, our preclinical and human clinical testing schedule would be delayed. This in turn would delay the submission of RTN-001 and any future product candidates for regulatory approval and thereby delay the market introduction and subsequent sales of any products that receive regulatory approval, which would have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, if RTN-001 or any future product candidates are approved for sale, our inability to manufacture or contract for a sufficient supply of such potential future products on acceptable terms would have a material adverse effect on our business, financial condition, results of operations and prospects.

Even to the extent we use and continue to use CMOs, we are ultimately responsible for the manufacture of RTN-001 and any future product candidates. A failure to comply with these requirements may result in regulatory enforcement actions against our manufacturers or us, including fines, injunctions and other civil and criminal penalties, which could result in imprisonment, suspension or restrictions of production, injunctions, delay or denial of product approval or supplements to approved products, clinical holds or termination of clinical trials, warning or untitled letters, regulatory authority communications warning the public about safety issues with the product, refusal to permit the import or export of the product, product seizure, detention, recall, operating restrictions, suits under the federal Civil False Claims Act, 31 U.S.C. 3729 et. seq. (“FCA”), corporate integrity agreements, consent decrees or withdrawal of product approval.

Disruptions at the FDA and other government agencies caused by workforce reductions and reorganization initiatives, funding shortages, prolonged shutdowns, global health developments or concerns could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being developed, approved or commercialized in a timely manner or at all, which could negatively impact our business.

The ability of the FDA and other government agencies to review and approve products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, a government agency’s ability to hire and retain key personnel and accept the payment of user fees and other events that may otherwise affect the government agency’s ability to perform routine functions. Average review times at the FDA and other government agencies have fluctuated in recent years as a result. Significant workforce reductions and reorganizations at several U.S. health agencies, including the FDA, the HHS, the Centers for Disease Control and Prevention and the National Institutes of Health, have impacted, and may continue to impact, the FDA’s ability to review and approve new medicines and conduct necessary inspections. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs or modifications to approved drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have experienced substantial fundings cuts and have had to furlough employees and pause or delay critical activities. In addition, regulatory priorities and enforcement initiatives continue to shift, including programs that alter FDA review focus and timelines and increase enforcement activity, which could lead to unexpected delays or changes in review criteria. Such policy changes can be sudden and unexpected and we may experience increased costs to monitor for such changes and respond to any new requirements affecting our business and operations.

We may attempt to seek approval from the FDA for one or more of our product candidates through the use of the accelerated approval pathway. If we are unable to obtain such approval, we may be required to conduct additional clinical trials beyond those that we contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals. Even if we receive accelerated approval from the FDA, if our confirmatory trials do not verify clinical benefit, or if we do not comply with rigorous post-marketing requirements, the FDA may seek to withdraw any accelerated approval we have obtained.

We may in the future seek an accelerated approval for one or more of our product candidates. Under the accelerated approval pathway, the FDA may approve a product candidate for a serious or life-threatening disease or condition with unmet medical need based on a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit. Products granted accelerated approval are subject to certain post-marketing requirements, which typically include a requirement to conduct one or more post-approval studies to confirm the clinical benefit of the product. In addition, during the pre-approval review period, FDA regulations require that sponsors of products granted accelerated approval submit copies of all promotional materials intended to be used within 120 days following marketing approval. After 120 days following marketing approval, unless otherwise informed by the FDA, the sponsor must submit all promotional materials at least 30 days prior to use. There can be no assurance that we will be able to use the accelerated approval pathway or any other form of expedited development, review or approval for any of our product candidates. For example, the FDA may not agree with our conclusion that an endpoint we select is reasonably likely to predict clinical benefit, and thus the FDA may not agree that accelerated approval is appropriate based on that endpoint (even if the results on that endpoint are statistically significant). Also, if any of our competitors were to receive full approval for an indication for which we are seeking accelerated approval before we receive accelerated approval for any one of our product candidates, the indication we are seeking may no longer qualify as a condition for which there is an unmet medical need, and our product candidate may become ineligible for accelerated approval.

A failure to obtain accelerated approval would result in a longer time period to commercialize such product candidate and increase the cost of development of such product candidate and could harm our competitive position in the marketplace. Even if we are able to obtain accelerated approval, if we do not complete the required post-approval studies, or if the FDA determines that the completed post-approval studies do not confirm clinical benefit, then the FDA may withdraw approval of our product using expedited procedures.

We may seek a Breakthrough Therapy or Fast Track designation for current or future product candidates, but we might not receive such designation, and even if we do, we may not maintain such designation. Such designation may not lead to faster development, regulatory review or approval, and will not increase the likelihood that the product candidate will receive marketing approval.

We may seek a Breakthrough Therapy or Fast Track designation for our current or future product candidates. A Breakthrough Therapy is defined as a drug or biologic that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biologic may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs or biologics that have been designated as Breakthrough Therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs or biologics designated as Breakthrough Therapies by the FDA may also be eligible for priority review if supported by clinical data at the time the NDA or BLA is submitted to the FDA. The FDA also has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs and biological products that meet certain criteria. New drugs and biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied.

The FDA has broad discretion whether or not to grant Breakthrough Therapy or Fast Track designation to any product candidate. Accordingly, even if we believe that a product candidate meets the criteria for designation as a Breakthrough Therapy or a Fast Track designation, the FDA may disagree and instead determine not to make such a designation. Even if we receive a Breakthrough Therapy or Fast Track designation, the receipt of such designation may not result in a faster development or regulatory review or approval process compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if a product candidate qualifies as a Breakthrough Therapy or for the Fast Track program, the FDA may later decide that it no longer meets the conditions for qualification or decide that the time period for FDA review or approval will not be shortened. The failure to obtain a Breakthrough Therapy or Fast Track designation for any product candidates we may develop, or the inability to maintain that designation for the duration of the applicable period, could reduce our ability to make sufficient sales of the applicable product candidate to balance our expenses incurred to develop it, which would have a negative impact on our operational results and financial condition.

If we do not achieve our projected development goals in the timeframes we announce and expect, the commercialization of our programs may be delayed and our expenses may increase and, as a result, our stock price may decline.

From time to time, we estimate the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials, as well as the submission of regulatory filings. From time to time, we may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions, including:

•        our available capital resources or capital constraints we experience;

•        the rate of progress, costs and results of our clinical trials and research and development activities, including the extent of scheduling conflicts with participating clinicians and collaborators;

•        our ability to identify and enroll patients who meet clinical trial eligibility criteria;

•        our receipt of approvals by the FDA and comparable foreign regulatory authorities and the timing thereof;

•        other actions, decisions or rules issued by regulators;

•        our ability to access sufficient, reliable and affordable supplies of materials used to manufacture RTN-001 and any future product candidates;

•        the securing of, costs related to and timing issues associated with, product manufacturing as well as sales and marketing activities; and

•        securing product reimbursement.

The actual timing of these milestones can vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, or at all, the commercialization of our programs may be delayed or never achieved and, as a result, our stock price may decline. Additionally, delays relative to our projected timelines are likely to cause overall expenses to increase, which may require us to raise additional capital sooner than expected and prior to achieving targeted development milestones.

Risks Related to Our Intellectual Property

We rely on an exclusive sublicense with Kadmon, a wholly-owned subsidiary of Sanofi (through our sublicense agreement with Redux), as well as upstream licenses to provide us with intellectual property rights to develop and commercialize RTN-001. If any of the sublicense or license agreements are terminated or if our licensors do not act in our best interest, we could lose our rights to develop and commercialize RTN-001.

We rely on the Historical Agreements to provide us with intellectual property rights to develop and commercialize RTN-001. The rights and obligations granted to the Company under the Redux Agreement were originally granted by Kadmon under the Kadmon Agreement, and to Kadmon based on certain upstream transactions and licenses. If either the Redux Agreement or the Kadmon Agreement is terminated, we would lose our rights to develop and commercialize RTN-001, which in turn would have a material adverse effect on our business, financial condition, results of operations and prospects, including, but not limited to, cessation of our operations to the extent we are unable to develop other product candidates at the time of such termination.

Similarly, Kadmon obtained the relevant rights related to RTN-001 based on upstream licenses and transactions. Any breach or termination of these arrangements may also result in our no longer having rights to the applicable intellectual property and/or impairment of our ability to continue to develop and commercialize RTN-001. Such events would have a material adverse effect on our business, financial condition, results of operations and prospects, including, but not limited to, cessation of our operations to the extent we are unable to develop other product candidates at the time of such termination.

Additionally, if our licensors fail to adequately protect our licensed intellectual property, our ability to commercialize RTN-001 or any future product candidates could suffer. We do not have complete control over the maintenance, prosecution and litigation of our in-licensed patents and patent applications and may have limited control over future intellectual property that may be in-licensed. For example, we cannot be certain that activities such as the maintenance and prosecution by our licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. It is possible that our licensors’ infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves or may not be conducted in accordance with our best interests. For additional information, see “Business — Intellectual Property — Key Agreements”.

If the crystalline polymorph patent covering RTN-001 is determined to be subject to the royalty obligations under the Historical Agreements or if a dispute arises regarding inventorship and/or ownership of the patent, our revenue and profitability from the commercialization of RTN-001 will be materially impacted.

Under the Historical Agreements, we currently license a U.S. composition of matter patent covering RTN-001, which is set to nominally expire in 2027. The Historical Agreements pursuant to which we obtained the intellectual property rights, including the rights to the patent portfolio covering RTN-001 and related compounds to develop and commercialize RTN-001, are complex and involve multiple parties. Section 9.1(c) of the Kadmon Agreement provides, among other things, that United States patent law will determine inventorship of any inventions arising under the Kadmon Agreement and that if the named inventors are solely employees or agents of Redux or its affiliates, such invention shall be owned by Redux. Section 2.1 of the Redux Agreement incorporates by reference Section 9.1(c) of the Kadmon Agreement, such that when Retension performs obligations or exercises rights related to the compounds under the Kadmon Agreement, Retension owns any invention developed solely by employees or agents of Retension or its affiliates in accordance with the terms of Section 9.1(c). In accordance with the terms of these provisions, we pursued, and in March 2025 were granted, a patent on a preferred crystalline polymorph form of RTN-001, which extends patent protection on RTN-001 composition of matter from 2027 to at least 2044. If a dispute arises regarding the scope of rights granted under the Historical Agreements, including inventorship and resulting ownership of the crystalline polymorph patent covering RTN-001, one or more parties to the Historical Agreements may assert that royalties are owed to them on products sold by us that are covered by this crystalline polymorph patent. While we believe that our crystalline polymorph patent for RTN-001 represents an invention owned by us, if it is determined that such invention was developed by employees or agents of one or more parties to the Historical Agreements, products covered by the crystalline polymorph patent (that are not otherwise covered by patent rights licensed to us under the Historical Agreements or subject to regulatory exclusivity) would become subject to the royalty obligations under the Historical Agreements, in which event our profit margins, financial condition, and results of operations would be materially negatively impacted. Furthermore, any dispute with our licensors could result in costly litigation, divert management attention, and damage our relationships with key licensors, and we could potentially lose our rights to develop and commercialize RTN-001 entirely, which could result in cessation of our operations.

In addition, if a dispute arises regarding inventorship and/or ownership of our preferred crystalline polymorph patent that covers RTN-001 and such dispute is not resolved in our favor, we could lose ownership rights to this patent and related patents and applications, and this patent and related patents and applications could be invalidated or rendered unenforceable. Under such circumstances we may be left without patent protection of our only product candidate. This could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may seek additional in-licenses from third parties. If we are unable to acquire these rights, our business may be materially adversely affected, and if disputes arise with future licensors, we may be subject to future litigation as well as the potential loss of or limitations on our ability to develop and commercialize products and technologies covered by these license agreements.

The growth of our business may depend in part on our ability to acquire or in-license additional proprietary rights. We may be unable to acquire or in-license any relevant third-party intellectual property rights that we identify as necessary or important to our business operations at a reasonable cost or on reasonable terms, if at all, which would adversely affect our business. We may need to cease use of the technology covered by such third-party intellectual property rights and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license under such intellectual property rights, any such license may be non-exclusive and may allow our competitors access to the same technologies licensed to us. The licensing and acquisition of third-party intellectual property rights is a competitive practice, and companies that may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive for commercializing our product candidates. More established companies may have a competitive advantage over us due to their larger size and cash resources or greater clinical development and commercialization capabilities. We may not be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates and technology that we may seek to acquire.

Even if we successfully enter into license agreements with third parties under which we receive rights to intellectual property that are important to our business, our continued rights to use the technology we license would be subject to the continuation of and compliance with the terms of those agreements. These intellectual property license agreements may require of us various development, regulatory or commercial diligence obligations, payment of milestones or royalties and other obligations. If we fail to comply with our obligations under these agreements, we use the licensed intellectual property in an unauthorized manner or we are subject to bankruptcy-related proceedings, the terms of the license agreements may be materially modified, such as by rendering currently exclusive licenses non-exclusive, or it may give our licensors the right to terminate their respective agreement with us, which could limit our ability to implement our current business plan and materially adversely affect our business, financial condition, results of operations and prospects.

We may also in the future enter into license agreements with third parties under which we are a sublicensee. If our sublicensor fails to comply with its obligations under its upstream license agreement with its licensor, the licensor may have the right to terminate the upstream license, which may terminate our sublicense. If this were to occur, we would no longer have rights to the applicable intellectual property unless we are able to secure our own direct license with the owner of the relevant rights, which we may not be able to do on reasonable terms, or at all, which may impact our ability to continue to develop and commercialize our product candidates incorporating the relevant intellectual property.

In some cases, we may not control the prosecution, maintenance or filing of the patents to which we hold licenses, or the enforcement of those patents against third parties. Hence, our success will depend in part on the ability of our licensors to obtain, maintain and enforce patent protection for our licensed intellectual property, in particular, those patents to which we have secured exclusive rights. Our licensors may not successfully prosecute the patent applications to which we are licensed in a manner consistent with the best interests of our business. Even if patents are issued in respect of these patent applications, our licensors may fail to maintain these patents, may determine not to pursue litigation against other companies that are infringing these patents or may pursue such litigation less aggressively than we would. Without protection for the intellectual property we license, other companies might be able to offer substantially identical products for sale, which could adversely affect our competitive business position and harm our business prospects. Further, we may have limited control over these activities or any other intellectual property that may be in-licensed. For example, we cannot be certain that such activities by licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We may have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights or defend certain of the intellectual property that is licensed to us. It is possible that the licensors’ infringement proceeding or defense activities may be less vigorous than had we conducted them ourselves. In the event our licensors fail to adequately pursue and maintain patent protection for patents and applications they control and to timely cede control of such prosecution to us, our competitors might be able to enter the market, which would have a material adverse effect on our business.

Disputes may arise with respect to our current or future licensing and collaboration agreements and include disputes relating to:

•        the scope of rights granted under the license or collaboration agreement and other interpretation-related issues;

•        our financial or other obligations under the license or collaboration agreement;

•        whether and the extent to which our technology and product candidates infringe on intellectual property of the licensor that is not subject to the licensing arrangement;

•        the sublicensing of patent and other rights;

•        our diligence obligations under the license or collaboration agreements and what activities satisfy those diligence obligations;

•        the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners; and

•        the priority of invention of patented technology.

In spite of our efforts to comply with our obligations under our in-license agreements, our licensors might conclude that we have materially breached our obligations under our license agreements and might therefore terminate the relevant license agreement, thereby removing or limiting our ability to develop and commercialize products and technology covered by these license agreements. If any such in-license is terminated, or if the licensed patents fail to provide the intended exclusivity, competitors or other third parties might have the freedom to market or develop products similar to ours. In addition, absent the rights granted to us under such license agreements, we may infringe the intellectual property rights that are the subject of those agreements, we may be subject to litigation by the licensor, and, if such litigation by the licensor is successful, we may be required to pay damages to such licensor, or we may be required to cease our development and commercialization activities which are deemed infringing, and, in such event, we may ultimately need to modify our activities or products to design around such infringement, which may be time- and resource-consuming, and which may not be ultimately successful. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, certain of our future agreements with third parties may limit or delay our ability to consummate certain transactions, may impact the value of those transactions or may limit our ability to pursue certain activities. For example, we may in the future enter into license agreements that are not assignable or transferable or that require the licensor’s express consent in order for an assignment or transfer to take place.

Our intellectual property licensed from third parties may be subject to retained rights.

Our future licensors may retain certain rights under their agreements with us, including the right to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.

Government agencies may provide funding, facilities, personnel or other assistance in connection with the development of the intellectual property rights owned by or licensed to us. Such government agencies may have retained rights in such intellectual property. The U.S. federal government retains certain rights in inventions produced with its financial assistance under the Patent and Trademark Law Amendments Act (the “Bayh-Dole Act”), including the right to grant or require us to grant mandatory licenses or sublicenses to such intellectual property to third parties under certain specified circumstances, including if it is necessary to meet health and safety needs that we are not reasonably satisfying or if it is necessary to meet requirements for public use specified by federal regulations, or to manufacture products in the United States. Any exercise of such rights, including with respect to any such required sublicense of these licenses could result in the loss of significant rights and could harm our ability to commercialize licensed products. While we currently are not engaging with university partners, we cannot be sure that any co-developed intellectual property will be free from government rights pursuant to the Bayh-Dole Act. If, in the future, we co-own or license in technology which is critical to our business that is developed in whole or in part with federal funds subject to the Bayh-Dole Act, our ability to enforce or otherwise exploit patents covering such technology may be adversely affected.

We may be required to make contingent or deferred payments to collaborators or in connection with acquisitions and in-licenses of technology. Such payments may have an adverse impact on our business, financial condition, results of operations and prospects.

We have entered into, and may in the future enter into, collaborations, acquisitions and in-licensing arrangements that contemplate contingent or deferred payments. In the event we are deemed to have achieved certain milestones in connection with such contingent or deferred payments, we may be required to pay such amounts in full or in part. In particular, we have entered into the Redux Agreement under which Redux assigned to us all of its rights and obligations to make, have made, use, sell, offer for sale, import and export any product candidate related to RTN-001. Mr. Keller and Dr. Sweetnam, our CEO and CSO, respectively, each is a manager of Redux. Further, in consideration of the sublicense grant, we have agreed to assume the royalties to be paid by Redux to Kadmon under the Kadmon Agreement. Under the Historical Agreements, Kadmon is obligated to distribute a percentage of the royalties to Surface Logix. In the event that we pay royalties under the Redux Agreement, if any, Mr. Keller and Dr. Sweetnam will receive a portion of such royalties as security holders of Surface Logix. For additional information regarding the Redux Agreement and the Historical Agreements see “Business — Intellectual Property — Key Agreements.”

We currently license a U.S. composition of matter patent covering RTN-001 under the Historical Agreements, which patent is set to nominally expire in 2027, and we own a crystalline polymorph patent, which extends patent protection on RTN-001 composition of matter from 2027 to at least 2044. Our success depends in part on our ability to protect our intellectual property, which is difficult and costly, and we may not be able to ensure their protection.

Our commercial success will depend in large part on obtaining and maintaining patent and trade secret protection of RTN-001 and any future product candidates, their respective components, formulations, combination therapies, and methods used to manufacture them and methods of treatment, as well as successfully defending these patents against third-party challenges. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing our product candidates is dependent upon the extent to which we have rights under valid and enforceable patents that cover these activities. If we are unable to secure and maintain patent protection for any product we develop, or if the scope of the patent protection secured is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to commercialize RTN-001 and any future product candidates we may develop may be adversely affected. The patenting process is expensive and time-consuming, and we may not be able to file, prosecute and maintain or in-license, all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue, obtain or maintain patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications or to maintain the patents, covering technology that we license from or license to third parties, and are reliant for such purposes on our licensors or licensees. In addition, we cannot guarantee that patent applications or patents that we initially believe to be owned by the Company or a licensor will not be found to be encumbered by third-party ownership or other third-party rights that may not have been evident to us at the time of preparation, filing or in-licensing. For instance, such rights could arise from the intellectual contributions of Company employees who were previously employed by third parties, such as universities or other biopharmaceutical or pharmaceutical companies, including our competitors or potential competitors, or from the intellectual contributions of Company consultants, advisors or independent contractors with current or previous relationships with such third parties. Therefore, these patents and applications may not be prepared, filed, prosecuted or enforced in a manner consistent with the best interests of our business. Furthermore, licenses from such third parties may be required or desirable but may not be available on reasonable terms, or at all. In particular, our U.S. composition of matter patent covering RTN-001, which we currently license under the Historical Agreements, is set to nominally expire in 2027. We are therefore relying on our recently granted U.S. patent covering a preferred crystalline polymorph form of RTN-001, which provides patent protection through at least 2044, for market exclusivity following the expiration of our composition of matter patent. The invalidation of our crystalline polymorph patent, or the failure to obtain corresponding patents in key international markets, could materially adversely affect our ability to commercialize RTN-001, if approved, and could have a material adverse effect on our business, financial condition, and results of operations.

The strength of patents in the biopharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries. Even if the patents are successfully issued, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. For example, activities and disclosures undertaken by others in the past, including parties from which the Company obtained its IP rights directly or indirectly, may be used to invalidate our existing or future patents or prevent the patenting of our existing or future patent applications. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around its claims. If the breadth or strength of protection provided by the patent applications we hold with respect to our product candidates is threatened, this could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates under patent protection would be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our product candidates.

We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim, and we may be subject to a third-party submission of prior art to the United States Patent and Trademark Office (“USPTO”) in connection with pending patent applications, and any analogous procedures outside the United States. There also may be prior art of which we are aware, but which we believe does not affect the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that if challenged, our patents would be found by a court to be valid or enforceable or that even if found valid and enforceable, a competitor’s technology or product would be found by a court to infringe our patents. We may analyze patents or patent applications of our competitors that we believe are relevant to our activities and conclude that we are free to operate in relation to our product candidates, but our competitors may ultimately obtain issued claims, including in patents we consider to be unrelated, which block our efforts or may potentially result in our product candidates or our activities infringing such claims. The possibility exists that others will develop products that compete with our products on an independent basis that do not infringe our patents or other intellectual property rights or will design around the claims of patents to which we have rights that cover our products.

The United States has enacted and implemented wide-ranging patent reform legislation. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available or the availability of patent protection in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents that have already issued. Depending on actions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. For example, recent decisions raise questions regarding the award of patent term adjustment (“PTA”) for patents in families where related patents have issued without PTA. Thus, it cannot be said with certainty how PTA will/will not be viewed in the future and whether patent expiration dates, or even patent validity, may be impacted. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system took effect June 1, 2023, which has significantly impacted European patents, including those granted before June 1, 2023. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which is subject to the jurisdiction of the Unitary Patent Court (“UPC”). Additionally, certain non-Unitary Patents that are European patents may also be subject to the jurisdiction of the UPC. As the UPC is a new court system, there is only a limited established body of substantive and procedural precedents, which increases the uncertainty of any litigation. Proprietors of certain European patents granted before the implementation of the UPC have the option of opting such patents out of the jurisdiction of the UPC and designating such patents as being subject to the jurisdiction of national courts. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•        others may be able to make or use compounds that are similar to RTN-001 or any future product candidates but that are not covered by the claims of patents to which we have rights;

•        we or our licensors, as the case may be, may fail to meet our obligations to the U.S. government in regards to any in-licensed patents and patent applications funded by U.S. government grants, leading to the loss of patent rights and exclusivity;

•        we or our licensors, as the case may be, might not have been the first to file patent applications for these inventions and, as a result, may be unable to obtain any patent protection for such inventions;

•        others may independently develop similar or alternative technologies or duplicate any of our technologies;

•        it is possible that our pending patent applications will not result in issued patents;

•        it is possible that there are prior public disclosures that could invalidate our or our licensors’ patents, as the case may be, or parts of our patents or licensors’ patents;

•        it is possible that others may circumvent our owned or in-licensed patents without infringing them;

•        it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our products or technology similar to our own;

•        the laws of foreign countries may not protect ours or our licensors’, as the case may be, proprietary rights to the same extent as the laws of the United States;

•        the claims of our owned or in-licensed issued patents or patent applications, if and when issued, may not cover our product candidates;

•        our owned or in-licensed issued patents may not provide us with any competitive advantages, may be narrowed in scope or be held invalid or unenforceable as a result of legal challenges by third parties;

•        the inventors of our owned or in-licensed patents or patent applications may become involved with competitors, develop products or processes which design around our patents or become hostile to us or the patents or patent applications on which they are named as inventors;

•        it is possible that our owned or in-licensed patents or patent applications omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable;

•        we have engaged in scientific collaborations in the past and will continue to do so in the future. Such collaborators may develop adjacent or competing products to ours that are outside the scope of our patents;

•        we may not develop, or may not be able to develop, additional proprietary technologies for which we can obtain patent protection;

•        it is possible that product candidates we develop may be covered by third parties’ patents or other exclusive rights; and

•        the patents of others may have an adverse effect on our business.

We cannot ensure that patent rights relating to inventions described and claimed in our pending patent applications will issue, or that patents that issue in the future will not be challenged and rendered invalid or unenforceable.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. We have several patent applications in our portfolio; however, we cannot predict:

•        if and when patents may issue based on our patent applications;

•        the scope of protection of any patent issuing based on our patent applications;

•        whether the claims of any issued patent will provide protection against competitors;

•        whether or not third parties will find ways to invalidate or circumvent our patent rights;

•        whether we will need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose; or

•        whether the patent applications will result in issued patents with claims that cover each of our product candidates or uses thereof in the United States or in other foreign countries.

We may be subject to a third-party pre-issuance submission of prior art to the USPTO or become involved in post-grant review (“PGR”) procedures, oppositions, derivations, revocation, reexaminations, inter partes review (“IPR”) or derivation proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such challenge may result in loss of exclusivity or in our patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products or limit the duration of the patent protection of our technology and products. Such challenges also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

We may rely on more than one patent to provide multiple layers of patent protection for our product candidates. If the latest-expiring patent is invalidated or held unenforceable, in whole or in part, the overall protection for the product candidate may be adversely affected. For example, if the latest-expiring patent is invalidated, the overall patent term for our product candidate could be adversely affected.

Our pending and future patent applications may not result in patents being issued that protect RTN-001 or any future product candidates, in whole or in part, or which effectively prevent others from commercializing competitive products.

Assuming the other requirements for patentability are met, currently, the first to file a patent application is generally entitled to the patent. Because patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we will have been the first to file any patent application related to RTN-001 or any future product candidate. Further, in cases where a particular compound of interest is in the public domain, third parties may be able to obtain patents on improvements or other inventions relating to such compound if they were to discover the same patentable inventions relating to such compounds after us but manage to file a patent application before we do. In addition, we may enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, including any polymorphs and variants, such as our employees, collaborators, consultants, advisors and other third parties; however, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to obtain patent protection. Furthermore, if third parties have filed patent applications related to our product candidates or technology, a derivation proceeding in the United States can be initiated by a third party to determine who invented any of the subject matter covered by the claims of our patent applications. Furthermore, third parties may challenge our rights to patents and applications based on assertions that they invented the relevant subject matter before assignors or licensors of these rights to us, or that assignors or licensors of these rights to us derived the relevant inventions from them or other third parties. Therefore, we cannot be certain that we will have been the first to make the inventions claimed in any patents or pending patent applications, or that we will have been the first to file for patent protection of such inventions. Consequently, we may lose our material patent rights and rights to exclude others from practicing our inventions.

Given the amount of time required for the development, testing and regulatory review of new product candidates, our patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical ours. Our competitors and other third parties may also seek approval to market their own products similar to or otherwise competitive with our products. Alternatively, our competitors or other third parties may seek to market generic or biosimilar versions of any approved products and, in so doing, claim that future patents owned by us are invalid, unenforceable or not infringed. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid or unenforceable, or may find that our competitors are competing in a non-infringing manner. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

Moreover, some of our patents that we may file in the future may be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. Any of the foregoing could have a material adverse effect on our competitive position, business, financial conditions, results of operations and prospects.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third-party patent, which might adversely affect our ability to develop and market RTN-001 and any future product candidates. We may infringe the intellectual property rights of others, which may prevent or delay our drug development efforts and prevent us from commercializing, or increase the costs of commercializing, our products.

As the biopharmaceutical industry expands and more patents are issued, the risk increases that RTN-001 and any future product candidates may be subject to claims of infringement of the patent rights of third parties. There can be no assurance that our operations do not, or will not in the future, infringe, misappropriate or otherwise violate existing or future third-party patents or other intellectual property rights. Identification of third-party patent rights that may be relevant to our operations is difficult because patent searching is imperfect due to differences in terminology among patents, databases may be incomplete, there is a period of time, typically 18 months, after the original filing of a patent application during which patent applications are not publicly available, and the difficulty in assessing the meaning of patent claims. We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of RTN-001 and any future product candidates in any jurisdiction.

Numerous U.S. and foreign patents and pending patent applications exist in our market that are owned by third parties. Our competitors in both the United States and abroad, many of which have substantially greater resources and have made substantial investments in patent portfolios and competing technologies, may have applied for or obtained or may in the future apply for and obtain, patents that will prevent, limit or otherwise interfere with our ability to make, use and sell RTN-001 and any future product candidates. We do not always conduct independent reviews of pending patent applications and patents issued to third parties. Patent applications in the United States and elsewhere are typically published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Certain U.S. applications that will not be filed outside the United States can remain confidential until patents issue. In addition, patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived. Furthermore, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, RTN-001 and any future product candidates, or the use of such product candidates. As such, there may be applications of others now pending or recently revived patents of which we are unaware. These patent applications may later result in issued patents, or the revival of previously abandoned patents, that may be infringed by the manufacture, use or sale of RTN-001 and any future product candidates or will prevent, limit or otherwise interfere with our ability to make, use or sell our technologies and product candidates.

The scope of a patent claim in the United States is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. For example, we may incorrectly determine that RTN-001 or any future product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market RTN-001 and any future product candidates.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. For example, there could be issued patents of which we are not aware that RTN-001 or any future product candidates infringe. There also could be patents that we believe we do not infringe but that we may ultimately be found to infringe. Competitors may file continuing patent applications claiming priority to already issued patents in the form of continuation, divisional or continuation-in-part applications, in order to maintain the pendency of a patent family and attempt to cover RTN-001 or any future product candidates.

Third parties may assert that we are employing their proprietary technology without authorization and may sue us for patent or other intellectual property infringement. These lawsuits are costly and could adversely affect our business, financial condition, results of operations and prospects and divert the attention of managerial and scientific personnel. If we are sued for patent infringement, we would need to demonstrate that RTN-001 and any future product candidates, potential products or methods either do not infringe the claims of the relevant patent or that the patent claims are invalid, and we may not be able to do either of these. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on us. In addition, we may not have sufficient resources to bring these actions to a successful conclusion. If a court holds that any third-party patents are valid, enforceable and cover our products or their use, the holders of any of these patents may be able to block our ability to commercialize our products unless we acquire or obtain a license under the applicable patents, which we may be unable to obtain, or until the patents expire.

We cannot provide any assurances that third-party patents and other intellectual property rights do not exist which might be enforced against our current products and technology, including our research programs, RTN-001 and any future product candidates, their respective methods of use, manufacture and formulations thereof, and could result in either an injunction prohibiting our manufacture or future sales, or, with respect to our future sales, an obligation on our part to pay royalties or other forms of compensation to third parties, which could be significant. We may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost or on reasonable terms, or at all. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, in any such proceeding or litigation, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing RTN-001 and any future product candidates or force us to cease some of our business operations, which could materially and adversely affect our business, financial condition, results of operations and prospects. Any claims by third parties that we have misappropriated their confidential information or trade secrets could have a similar material and adverse effect on our business, financial condition, results of operations and prospects. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

We may be involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful.

Competitors or other third parties may infringe our patents or other intellectual property, or those of our collaborators or licensing partners. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement, insufficient written description or failure to claim patent-eligible subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention, or decide that the other party’s use of our patented technology falls under the safe harbor to patent infringement under 35 U.S.C. §271(e)(1). In addition, the U.S. Supreme Court recently has changed some legal principles that affect patent applications, granted patents and assessment of the eligibility or validity of these patents. As a consequence, issued patents may be found to contain invalid claims according to the newly revised eligibility and validity standards. Our future owned or in-licensed patents may be subject to challenge and subsequent invalidation or significant narrowing of claim scope in proceedings before the USPTO, or during litigation, under the revised criteria, which also could make it more difficult to obtain patents. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive position, and our business, financial condition, results of operations and prospects.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could adversely affect the price of shares of our common stock. Moreover, we cannot assure you that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded.

We may not be able to detect infringement of our existing, future-owned or in-licensed patents, as the case may be, which may be especially difficult for manufacturing processes or formulation patents. Even if we detect infringement by a third party of our existing, future-owned or in-licensed patents, we may choose not to pursue litigation against or settlement with the third party. If we later sue such third party for patent infringement, the third party may have certain legal defenses available to it, which otherwise would not be available except for the delay between when the infringement was first detected and when the suit was brought. Such legal defenses may make it impossible for us to enforce our existing, future-owned or in-licensed patents, as the case may be, against such third party.

If another party questions the patentability of any of our claims in our existing, future-owned or in-licensed U.S. patents, the third party can request that the USPTO review the patent claims such as in an IPR, ex parte re-exam or PGR proceeding. These proceedings are expensive and may result in a loss of scope of some claims or a loss of the entire patent. In addition to potential USPTO proceedings, we may become a party to patent opposition proceedings at the European Patent Office or similar proceedings in other foreign patent offices, where either our future owned or in-licensed foreign patents are challenged.

In the future, we may be involved in similar proceedings challenging the patent rights of others, and the outcome of such proceedings is highly uncertain. An adverse determination in any such proceeding may result in our inability to manufacture or commercialize products without infringing third-party patent rights. The costs of these opposition or similar proceedings could be substantial and may result in a loss of scope of some claims or a loss of the entire patent. Even if we ultimately prevail in any such claims or proceedings, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the claims or proceedings.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former employees, consultants, collaborators or other third parties have an interest in our patent rights, any potential trade secrets, or other intellectual property as an inventor, co-inventor or owner of any potential trade secrets. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our product candidates and other proprietary technologies we may develop. Litigation may be necessary to defend against these and other claims challenging inventorship or our patent rights, any potential trade secrets or other intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our product candidates and other proprietary technologies we may develop. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to our management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

In light of the advent of artificial intelligence (“AI”)-assisted inventions, it is possible third parties could challenge our future patents as invalid for lack of a human inventor. The law regarding AI-assisted inventions and inventorship is evolving rapidly and allegations of improper inventorship of our AI-assisted inventions could pose a challenge to the enforceability of our future patents throughout the world.

Patent terms may be inadequate to protect our competitive position on RTN-001 and any future product candidates for an adequate amount of time. If we do not obtain patent term extension for our product candidates, our business may be materially harmed.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional or international patent application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is of finite duration. Even if patents covering RTN-001 and any future product candidates are obtained, once the patent life has expired, we may have to compete with competitive products that would otherwise have been covered by our expired patents, including generics or biosimilars. Given the amount of time required for the development, testing and regulatory review of RTN-001 and any future product candidates, patents protecting such products or candidates might expire before or shortly after such products or candidates are commercialized. As a result, any patents we may own or license may not provide us with sufficient and continuing rights to exclude others from commercializing products similar or identical to ours.

Depending upon the timing, duration and specifics of any FDA marketing approval of RTN-001 and any future product candidates, any issued U.S. patents that we may own in the future may be eligible for limited patent term restoration, or patent term extension, under the Drug Price Competition and Patent Term Restoration Action of 1984, or the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, an approved method for using it or a method for manufacturing it may be extended. Similar patent term restoration provisions to compensate for commercialization delay caused by regulatory review are also available in certain foreign jurisdictions, such as in Europe through its Supplementary Protection Certificate system. However, we may not be granted any extensions for which we apply because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents, or otherwise failing to satisfy applicable requirements. In addition, to the extent we wish to pursue patent term extension based on a patent that we in-license from a third party, we would need the cooperation of that third party. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension, or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.

Obtaining and maintaining our patent protection is dependent on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We engage an annuity payment service provider to assist with monitoring and paying patent maintenance, renewal, annuity and other fees to the USPTO and non-U.S. governmental patent agencies.

The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In many cases an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect RTN-001 and any future product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining, defending, maintaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents, and may diminish our ability to protect our inventions, obtain, maintain, enforce and protect our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our future owned and licensed patents. Patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (the “AIA”), could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our future issued patents. The AIA includes a number of significant provisions related to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including PGR, IPR and derivation proceedings.

In addition, the patent positions of companies in the development and commercialization of pharmaceuticals are particularly uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents and patents that we might obtain in the future. For example, in the case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that claims to certain DNA molecules are not patentable. In Amgen Inc. v. Sanofi, the Federal Circuit held that claims with functional language may pose high hurdles in fulfilling the enablement requirement. Recent decisions raise questions regarding the award of patent term adjustment, or PTA, for patents where related patents have issued without PTA. Thus, it cannot be said with certainty how PTA will or will not be viewed in future and whether patent expiration dates may be impacted. We cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents. Any similar adverse change in the patent laws of other jurisdictions could also adversely affect our business, financial condition, results of operations and prospects.

Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future. For example, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system took effect June 1, 2023, which has significantly impacted European patents, including those granted before June 1, 2023. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a unitary patent which is subject to the jurisdiction of the Unitary Patent Court (“UPC”). Additionally, certain non-unitary patents that are European patents may also be subject to the jurisdiction of the UPC. As the UPC is a new court system, there is only a limited established body of substantive and procedural precedents, which increases the uncertainty of any litigation. Proprietors of certain European patents granted before the implementation of the UPC have the option of opting such patents out of the jurisdiction of the UPC and designating such patents as being subject to the jurisdiction of national courts. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes for which patents are difficult to enforce and any other elements of our discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. We may also rely on trade secret protection as temporary protection for concepts that may be included in a future patent filing. However, trade secret protection will not protect us from innovations that a competitor develops independently of our proprietary know how. If a competitor independently develops a technology that we protect as a trade secret and files a patent application on that technology, then we may not be able to patent that technology in the future and we may require a license from the competitor to use our own know-how. If the license is not available on commercially viable terms, then we may not be able to launch RTN-001 or any future product candidates. Additionally, trade secrets can be difficult to protect and some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Although we require all of our employees to assign their inventions to us, and require all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets. If our trade secrets are not adequately protected, our business, financial condition, results of operations and prospects could be adversely affected.

Intellectual property rights do not necessarily address all potential threats to our business.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•        others may be able to develop products that are similar to RTN-001 or any future product candidates but that are not covered by the claims of our patent applications and any patents that we may own or license;

•        we or our licensors or collaborators might not have been the first to make the inventions covered by the issued patents or patent application that we may own or license;

•        we or our licensors or collaborators might not have been the first to file patent applications covering certain of our inventions;

•        it is possible that the pending patent applications we own or license will not lead to issued patents;

•        issued patents that we may own or license may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•        our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•        we may not develop additional proprietary technologies that are patentable;

•        the patents of others may have an adverse effect on our business;

•        we may fail to adequately protect and police our trade secrets; and

•        we may choose not to file a patent application in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property.

Should any of these events occur, it could significantly harm our business, financial condition, results of operations and prospects.

We have limited foreign intellectual property rights and may not be able to protect our intellectual property rights throughout the world.

We have limited intellectual property rights outside the United States. Filing, prosecuting and defending patents on RTN-001 and any future product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can have a different scope and strength than those in the United States. Moreover, obtaining such protection in a timely manner, or at all, may be affected by factors or events beyond our control, such as a prolonged economic downturn or global financial or political crises. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. The initiation of proceedings by third parties to challenge the scope or validity of our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business. Proceedings to enforce our patent and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Similarly, if our trade secrets are disclosed in a foreign jurisdiction, competitors worldwide could have access to our proprietary information and we may be without satisfactory recourse. Such disclosure could have a material adverse effect on our business. In addition, certain countries outside of the United States have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. In addition, many countries limit the enforceability of patents against government authorities or government contractors. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to Government Regulation

We are subject to various U.S. federal, state and foreign healthcare laws and regulations, which could increase compliance costs, and our failure to comply with these laws and regulations could adversely affect our business, financial conditions, results of operations and prospects.

Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers expose us to broadly applicable foreign, federal and state fraud and abuse and other healthcare laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell and distribute any products for which we obtain marketing approval. Such laws include, but are not limited to:

•        the federal Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration (including any kickback, bribe or certain rebates), directly or indirectly, overtly or covertly, in cash or in kind, in return for, either the referral of an individual or the purchase, lease, or order, or arranging for or recommending the purchase, lease, or order of any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Although there are several statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, they are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchasing or recommending or arranging for the prescription or purchase of any drug product may be subject to scrutiny if they do not qualify for an exception or safe harbor. This law applies to our marketing practices, educational programs, pricing policies and relationships with healthcare providers. We continue to evaluate what effect, if any, these rules will have on our business;

•        the federal civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making or causing to be made a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. For example, life sciences companies have faced enforcement actions under the False Claims Act in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal health care programs for the product, among other activities. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute or the Federal Food, Drug, and Cosmetic Act (“FDCA”) constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

•        the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) and its implementing regulations, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs or integrity oversight and reporting obligations to resolve allegations of non-compliance;

•        the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to the Centers for Medicare & Medicaid Services (“CMS”), information related to payments and other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain non-physician practitioners (physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, anesthesiology assistants and certified nurse-midwives) and teaching hospitals and other healthcare providers, as well as ownership and investment interests held by such healthcare professionals and their immediate family members. CMS has the potential to impose penalties for violations of the

Physician Payments Sunshine Act, depending on the circumstances, and reported payments also have the potential to draw scrutiny to our relationships with health care practitioners and academic medical institutions, which may have implications under the Anti-Kickback Statute and other healthcare laws;

•        HIPAA, as amended by HITECH and its implementing regulations, which also imposes obligations on certain covered entity healthcare providers, health plans and healthcare clearinghouses as well as their business associates that perform certain services involving the use or disclosure of individually identifiable health information, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. HITECH created new tiers of civil monetary penalties, made civil and criminal penalties directly applicable to business associates and gave state attorneys authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA laws and seek attorneys’ fees and costs;

•        the FDCA and its implementing regulations, which among other things, strictly regulate drug product marketing and prohibit manufacturers from promotion and marketing of products prior to approval or for uses inconsistent with the FDA-required labeling;

•        the civil monetary penalties statute, which, subject to certain exceptions, prohibits, among other things, the offer or transfer of remuneration, including waivers of copayments and deductible amounts (or any part thereof), to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner or supplier of services reimbursable by Medicare or a state healthcare program;

•        a wide range of federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers including those related to privacy;

•        federal laws, including the Medicaid Drug Rebate Program, that require pharmaceutical manufacturers to report certain calculated product prices to the government or provide certain discounts or rebates to government authorities or private entities, often as a condition of reimbursement under government healthcare programs and the 340B Drug Discount Pricing Program which requires pharmaceutical manufacturers offering their products through the Medicaid program to offer discounts on those drugs to certain 340B covered entities;

•        the Drug Supply Chain Security Act (“DSCSA”), which imposes obligations on entities in the commercial product supply chain, including manufacturers, to identify and track prescription drugs as they are distributed in the United States; and

•        analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws require biotechnology companies to comply with the biotechnology industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; state laws limiting interactions between pharmaceutical manufacturers and members of the healthcare industry; state laws that require biotechnology companies to report information on the pricing of certain drug products; marketing restrictions and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by federal laws, thus complicating compliance efforts; and state and local laws that require the registration or pharmaceutical sales representatives.

Efforts to ensure that our current and future business arrangements with third parties will comply with applicable healthcare and privacy laws and regulations will involve ongoing substantial costs. There has been heightened governmental scrutiny by government enforcement agencies, including, by the U.S. Department of Health and Human Services Office of Inspector General (“OIG”) and the U.S. Department of Justice (“DOJ”) in drug manufacturers’ product and patient assistance programs and the operation of such programs, including reimbursement support services, and investigations into these programs have resulted in significant civil and criminal settlements. We cannot ensure that our compliance controls, policies and procedures will be sufficient to protect against acts of our employees, consultants, business partners or vendors that may violate the laws, regulations or evolving government guidance on patient support programs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. A government investigation, regardless of its outcome, could impact our business practices, harm our reputation, divert attention of management, increase our expenses and reduce availability of assistance to patients. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participation in government-funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings and the curtailment or restructuring of our operations. Defending against any such actions can be costly and time-consuming and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. Further, if any of the physicians or other healthcare providers or entities with whom we expect to do business are found not to be in compliance with applicable laws or regulations, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations involves substantial costs. It is possible that governmental authorities will conclude that our business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. The compliance and enforcement landscape, and related risk, is informed by government enforcement precedent and settlement history, Advisory Opinions and Special Fraud Alerts. Our approach to compliance may evolve over time in light of these types of developments. Additionally, the potential safe harbors available under the federal Anti-Kickback Statute are subject to change through legislative and regulatory action, and we may decide to adjust our business practices or be subject to heightened scrutiny as a result. If our operations, including activities to be conducted by our sales team, were to be found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, qui tam actions brought by individual whistleblowers in the name of the government and the curtailment or restructuring of our operations.

Recently enacted legislation, future legislation and healthcare reform measures may increase the difficulty and cost for us to obtain marketing approval for and commercialize RTN-001 and any future product candidates and may affect the prices we may set.

In both the United States and certain foreign countries, there have been a number of legislative and regulatory changes or proposed changes to the healthcare system, many of which have focused on prescription drug pricing and reducing overall healthcare costs, that could impact our ability to sell our products profitably and support future innovation. We expect prescription drug pricing and other healthcare costs to continue to be subject to intense political and social pressures on a global basis.

In the United States, federal and state legislatures, health agencies and third-party payors continue to focus on containing the cost of healthcare and addressing public concern over access and affordability of prescription drugs. The Affordable Care Act (“ACA”) made significant changes to the U.S. healthcare system, which included expanding healthcare coverage through Medicaid and implementation of the individual health insurance mandate; changing coverage and reimbursement of drug products under Medicare, Medicaid and 340B government programs; imposing an annual fee on manufacturers of branded drugs; and expanding government enforcement authority. Since its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. The One Big Beautiful Bill Act (“OBBBA”) has enacted, among others, changes to eligibility requirements for premium tax credits, which has resulted in less coverage in the ACA’s health insurance marketplace (“Marketplace”). In addition, the OBBBA has made other changes to the enrollment and eligibility requirements for Medicaid, which is expected to result in the loss of coverage for certain individuals currently enrolled in Medicaid programs. Further, CMS recently proposed two mandatory payment model pilots, the Guarding U.S. Medicare Against Rising Drug Costs (GUARD) Model, focused on Part D drugs, and Global Benchmark for Efficient Drug Pricing (GLOBE), focused on Part B drugs, which will require pharmaceutical companies to pay additional rebates on certain medicines whose U.S. net-of-discount prices exceed those in certain other countries.

We are uncertain of the impact or outcome of potential executive orders, rescission of rules and policy statements, or new legislation to be enacted, especially with regards to the healthcare regulatory and policy landscape, or the impact they may have on our business. In addition, any significant spending reductions affecting Medicare, Medicaid or other publicly funded or subsidized health programs, or any significant taxes or fees imposed as part of any broader deficit reduction effort could have an adverse impact on our anticipated product revenues. There have been several recent U.S. Congressional inquiries and proposed and enacted legislation designed to bring more transparency to drug pricing, reduce the cost of prescription drugs and reform government health care program reimbursement methodologies for prescription drugs. In September 2024, CMS issued a final rule titled “Medicaid Program; Misclassification of Drugs, Program Integrity Updates Under the Medicaid Drug Rebate Program” which may impact our reimbursement and rebate strategy. In addition, the ACA expanded the 340B drug discount program to additional facilities for outpatient drugs. These facilities may purchase drugs at the discounted price provided to Medicaid and dispense drugs to people with commercial insurance coverage. This program has greatly expanded over time with qualifying facilities establishing relationships with contract pharmacies, which has continued to exert downward pressure on price and profitability of outpatient medicines. Any changes to Medicaid required rebates could also affect our 340B pricing. Other aspects of the 340B program are subject to ongoing litigation, the resolution of which could impact the scope of the 340B program.

Moreover, the Inflation Reduction Act (“IRA”) included, among other provisions, several measures intended to lower the cost of prescription drugs and related healthcare reforms. Among other things, the IRA requires manufacturers of certain drugs to engage in price negotiations with Medicare, imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation, and replaces the Part D coverage gap discount program with a new discounting program. If any of our approved products are subject to price negotiations, it could, among other things, lead to lower revenues prior to the expiry of intellectual property protections. The Medicare drug price negotiation program is currently subject to legal challenges and therefore, its outcome remains uncertain.

Further, executive orders were signed to implement Most Favored Nation drug pricing policies designed to align certain prescription drug prices in the United States to lower prices available in other countries. Investigations are being conducted to examine price differentials and consider policy approaches for implementation, including through administrative action, and letters have been sent to pharmaceutical companies demanding further reduced prices more in line with Most Favored Nation pricing. If such Most Favored Nation policies are implemented, changes to drug pricing are expected to affect the profitability of pharmaceutical and biotech companies in the United States as well as in other countries, as a price referencing policy to the U.S. market could make it commercially unviable to commercialize a drug product in a price constrained market. The details of the proposed policies are unclear and the final terms and impact remain uncertain, and may pose long-term risks to our business and our future commercialization plans of our product candidates. In addition, the Fair Prescription Drug Prices for Americans Act was re-introduced in May 2025 and proposes to cap the retail list price of prescription drugs and biological products in the United States at the average retail list price for such product among certain countries. Although it is uncertain if these pricing proposals will take effect, reducing drug prices remains a bipartisan effort and, if made effective, could significantly impact coverage, pricing and reimbursement for any approved product. These and other similar developments could significantly limit the degree of market acceptance of our products or any of our other product candidates that receive marketing authorization. We expect that healthcare reform measures that may be adopted in the future may result in increased manufactured financial liability and additional downward pressure on the price that we may receive for any of our product candidates, if approved. Any reduction in reimbursement from Medicare or other government health care programs may result in a similar reduction in payments from private payors.

There continues to be efforts to lower drug prices through increased competition, with policy proposals seeking to facilitate generic and biosimilar approval and marketing authorization. For example, the FDA’s Biosimilar Action Plan and current Biosimilar User Fee Amendments provide a detailed account of the agency’s strategic priorities to improve the efficiency of the biosimilar and interchangeable product development and approval process and support robust competition. In the event there is a modification to the biologic exclusivity period, other applicable regulatory exclusivity periods or other steps taken to facilitate biosimilar approvals, we could experience competition to any products for which we receive FDA approval at an earlier time than currently anticipated.

At the state level, individual states are experiencing significant economic pressure within their respective Medicaid programs and responding to public concern over the cost of healthcare. States, including California, Florida, Nevada and Maine, among others, have responded to these pressures with a range of legislative enactments and policy proposals designed to control prescription drug prices by, for example, allowing importation of pharmaceutical products from jurisdictions outside the United States, imposing Prescription Drug Affordability Boards, some with the ability to impose price controls on state drug purchases and imposing transparency measures around prescription drug prices and marketing costs. These measures, which vary by state, could adversely impact our coverage and reimbursement of our product candidates, reduce the ultimate demand for our products, if approved, and put pressure on our product net pricing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for RTN-001 and any future product candidates, if approved, or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

There is also a great degree of uncertainty regarding how the recent U.S. Supreme Court decisions, including Loper Bright Enterprises v. Raimondo and Corner Post, Inc. v. Board of Governors of the Federal Reserve System, will impact FDA’s enforcement and decision-making authority of regulatory agencies, including those of the FDA. Loper Bright explicitly overturned Chevron deference, which previously gave judicial deference to administrative action by agencies in the executive branch. Further, the Supreme Court’s decision in Corner Post may result in challenges to FDA decisions by new litigants long into the future, resulting in greater uncertainty about our continued operations. In February 2025, an executive order was signed asserting greater authority over all federal agencies, including those established by Congress as independent from direct presidential control. The executive order may lead to continued delays, if not cancellations, of pending and proposed regulations at federal agencies and introduces uncertainty as it subjects all significant regulatory actions by the agencies to the President’s supervision and control. We cannot predict the impact that such executive order, any future executive orders or legislation implementing executive orders may have on our business or our results of operations.

In many international markets, including the European Union (the “EU”), the government regulates prescription drug prices, patient access and/or reimbursement levels to control the biopharmaceutical budget of their government-sponsored healthcare system. The EU and some individual countries have announced or implemented measures and may in the future implement new or additional measures, to reduce biopharmaceutical costs to contain healthcare expenditures and global policy efforts to accelerate generic and biosimilar competition (including U.S. initiatives) may increase earlier-than-anticipated competitive pressure on pricing and market access. These measures vary by country and may include, among other things, non-coverage decisions, patient access restrictions, international price referencing, mandatory discounts or rebates and cross-border sales of prescription drugs. These measures may impact our reimbursement strategy and could adversely affect our ability to generate revenues or commercialize our product or product candidates in certain international markets. Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, results of operations, financial condition and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for RTN-001 and any future product candidates, if approved, or put pressure on our product pricing, which could negatively affect our business, results of operations, financial condition and prospects.

We expect that these new laws and other healthcare reform measures that may be adopted in the future may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, new payment methodologies and additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. There likely will continue to be pressure on prescription drug prices globally and legislative and regulatory proposals, including at the federal and state levels in the United States, directed at broadening the availability of health care and containing or reducing the cost of health care products and services. The implementation of these cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize RTN-001 and any future product candidates, if approved, impact our ability to set a price that we believe is fair for our products, the level of taxes we are required to pay, and the availability of capital.

We and our service providers may be subject to a variety of privacy and data security laws and contractual obligations, which could increase compliance costs, and our actual or perceived failure to comply with such laws and obligations could subject us to potentially significant liability, fines or penalties and otherwise harm our business.

We and our service providers maintain and will maintain a large quantity of sensitive information, such as confidential business and patient health information, including in connection with our preclinical studies and clinical trials, and are subject to laws and regulations governing the privacy and security of such information. The global data protection landscape is rapidly evolving, and we and our service providers may be affected by or subject to new, amended or existing laws and regulations in the future, including as our operations continue to expand or if we decide to operate in foreign jurisdictions. These laws and regulations may be subject to differing interpretations, which adds to the complexity of processing personal data. Guidance on implementation and compliance practices is often updated or otherwise revised. This may create uncertainty in our business, affect our ability to operate in certain jurisdictions or to collect, store, transfer, use, share and otherwise process personal information, necessitate the acceptance of more onerous obligations in our contracts, result in liability or impose additional costs on us. These laws are rapidly changing, such that tracking, analyzing and complying with these laws requires significant time and expenses and can materially impact our business, as it may require investing in additional security system technical upgrades, updating contracts, consent forms, internal policies and procedures, external privacy notices and other protocols. Any failure or perceived failure by us to comply with federal, state or foreign laws or regulation, our internal policies and procedures or our contracts governing our processing of personal information could result in negative publicity, government investigations and enforcement actions, claims by third parties and damage to our reputation, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the United States, numerous federal and state laws and regulations, including health information privacy laws, wiretap laws, data breach notification laws and consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), that govern the collection, use, storage, transfer, disclosure, protection and other processing of health-related and other personal information could apply to our operations or the operations of our collaborators and third-party providers. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under HIPAA. While we are not currently a covered entity under HIPAA, our future operations could subject us to HIPAA as a business associate, or even a covered entity. If that is the case, depending on the facts and circumstances, we could be subject to significant penalties if we violate HIPAA.

In addition, several U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including, without limitation, providing specific disclosures in privacy notices, affording residents with certain rights concerning their personal data, and implementing certain contractual terms with vendors. As applicable, such rights may include the right to access, correct or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling and automated decision-making. Failure to comply with these laws, where applicable, can result in significant statutory fines. For example, the California Consumer Privacy Act, as amended by the California Privacy Rights Act of 2020 (collectively, the “CCPA”), applies to personal data of consumers, business representatives, employees and consultants who are California residents, and requires businesses to provide specific disclosures in privacy notices and honor requests of such individuals to exercise certain privacy rights. The CCPA and other comprehensive U.S. state privacy laws provide exceptions for some data processed in the context of clinical trials, but these developments may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties with whom we work. The existence of comprehensive privacy laws in different states in the country make our compliance obligations more complex and costly and may increase the likelihood that we may be subject to enforcement actions or otherwise incur liability for noncompliance. In addition, certain state laws govern the privacy and security of health-related and other personal information in certain circumstances, some of which may be more stringent, different in scope, or offer greater or different individual rights than HIPAA, many of which may differ from each other, thus, complicating compliance efforts. These laws are evolving rapidly and may differ from each other in significant ways, including that some may provide for private rights of action, and may not have the same effect, thus complicating compliance efforts. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation.

Further, on April 8, 2025, the DOJ implemented the Data Security Program Rule (“DSP”) under Executive Order 14117 and the International Emergency Economic Powers Act. The DSP imposes restrictions and, in some cases, prohibitions on certain data-related transactions involving U.S. persons, particularly those that may result in access to U.S. government-related data or bulk sensitive personal data of U.S. persons by foreign adversaries or entities under their control. The final rule imposes certain diligence, security, and audit record-keeping obligations, among other requirements. In the event that our data transactions fall within scope of the DSP, we may be required to stop or restrict certain data transfers, alter the geographic scope of our operations, cease doing business with certain third parties or using certain tools or vendors or change how data flows throughout our business. Failure to comply with the DSP could result in civil or criminal penalties and restrictions on our ability to engage in certain business activities. Additionally, the scope and interpretation of the rule may evolve, and future guidance or enforcement actions could impose further obligations or restrictions.

Outside the United States, an increasing number of laws and regulations, including the General Data Protection Regulation in the EU and the UK equivalent thereof (collectively, the “GDPR”) may also apply to our processing of sensitive data, including health-related and other personal data. The GDPR imposes strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. In particular, these obligations and restrictions concern, when required, the consent of the individuals to whom the personal data relates, the information provided to the individuals, the transfer of personal data out of the EU or the UK, security breach notifications, security and confidentiality of the personal data and imposition of substantial potential fines for breaches of the data protection obligations. In addition, the EU and other jurisdictions have enacted laws restricting the transfer of personal data from the EU and other jurisdictions to the United States due limitations on cross-border data flows. Although there are currently various mechanisms that may be used to transfer personal data from the EU and UK to the United States in compliance with law, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.

In many jurisdictions, enforcement actions and consequences for noncompliance are rising. If our operations are found to otherwise be in violation of any data privacy and security laws, rules or regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, litigation, and the curtailment or restructuring of our operations, which could adversely affect our ability to operate our business and our financial results. In the United States, these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. In the United States, most state data breach notification laws consider violations to be unfair or deceptive trade practices and give the relevant state attorneys general (“AG”) the authority to levy fines or bring enforcement actions. Such AG investigations, which are often time consuming, expensive and burdensome, may lead to a resolution agreement, whereby certain obligations are performed, and reports are made to the AG for a period of time, and/or civil penalties. Class action lawsuits against companies relating to data security and privacy issues, such as in the event of a data breach involving personal information, are also common. Additionally, the SEC and many jurisdictions have enacted or may enact laws and regulations requiring companies to disclose or otherwise provide notifications regarding data security breaches.

Compliance in the event of a violation of these requirements is costly. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, rules or regulations, we cannot be certain that our program will address all areas of potential exposure and the risks in this area cannot be entirely eliminated, particularly because the requirements and government interpretations of the requirements in this space are constantly evolving. Any action against us for violation of these laws, rules or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business, as well as damage our business or reputation. Moreover, achieving and sustaining compliance with applicable federal, state, and international, privacy, security, and other data laws may prove costly.

Additionally, privacy advocates and industry groups have regularly proposed, and may propose in the future, self-regulatory standards that may legally or contractually apply to us. If we fail to follow these security standards, even if no personal information is compromised, we may incur significant fines or experience a significant increase in costs.

Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time consuming to defend, could result in adverse publicity and adversely affect our business, financial condition, results of operations and prospects. Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

We, directly or through our third-party service providers, may adopt, use or incorporate artificial intelligence (“AI”) technology and capabilities as part of our business and operations. Defects in such AI technology or related security breaches, loss of data and other disruptions, as well as changes in implementation standards and enforcement practices under a rapidly evolving regulatory framework for AI technology may adversely affect our business and operations and potentially expose us to increasing liability.

We, directly or through our third-party service providers, may adopt, use or incorporate AI technology and capabilities, including into our information technology systems and software, to help us operate our business more efficiently than existing industry tools. The regulatory framework for AI technologies is rapidly evolving as many federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. For example, the EU Artificial Intelligence Act (the “EU AI Act”) establishes a framework for artificial intelligence in the EU market, and there are developing interpretations and applications of privacy laws in respect of automated decision making and other AI uses. In addition, existing laws and regulations may be interpreted in ways that would affect the use of AI in our business. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet determine the impact future laws, regulations, standards or market perception of such requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations. However, it is possible that there could be limitations on our use of AI technologies and our ability to provide, improve or commercialize our business using AI technologies, and we may need to implement additional compliance measures and changes to our operations and processes that result in increased compliance costs and risk of civil claims against us, and that could adversely affect our business, operations and financial condition.

Further, interpretation and implementation of intellectual property protection in the field of AI are rapidly evolving and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and relevant system inputs and outputs. If we fail to obtain protection for intellectual property rights for any of our intellectual property that may incorporate or be developed using AI technologies, or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products that could adversely affect our business, reputation and financial condition. Further, other parties may have, or in the future may obtain, patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell any AI technologies that we may develop, use or incorporate into our business.

Additionally, the FDA’s position on AI and its use in drug development is rapidly evolving. Changes in the FDA’s regulations and policy positions may cause significant disruption in our development or commercialization of our future product candidates. Further, the SEC has identified ‘AI-washing’ as an enforcement priority, which may heighten scrutiny of AI-related disclosures.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We could face criminal liability and other serious consequences for violations, which could harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls and anti-corruption and anti-money laundering laws and regulations, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, consultants, agents, CROs, contractors and other collaborators and partners from authorizing, promising, offering, providing, soliciting or receiving, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties for clinical trials outside of the United States, to sell our products abroad if and when we enter a commercialization phase, and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, consultants, agents, CROs, contractors and other collaborators and partners, even if we do not explicitly authorize or have actual knowledge of such activities, and any training or compliance programs or other initiatives we undertake to prevent such activities may not be effective. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments and persons targeted by U.S. sanctions. U.S. sanctions that have been or may be imposed as a result of military conflicts in other countries may impact our ability to continue activities at future clinical trial sites within regions covered by such sanctions. If we fail to comply with export and import regulations and such economic sanctions, penalties could be imposed, including fines and/or denial of certain export privileges. These export and import controls and economic sanctions could also adversely affect our supply chain.

Changes in tax law may materially adversely affect our financial condition, results of operations and cash flows, or adversely impact the value of an investment in our common stock.

The rules impacting U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to tax laws, which changes may have retroactive application, could adversely affect our stockholders or us. In recent years, many such changes have been made and changes are likely to continue to occur in the future. For example, beginning in 2022, the Tax Cuts and Jobs Act of 2017 eliminated the option to deduct research and development expenditures in the year incurred and instead requires taxpayers to capitalize and subsequently amortize such expenditures over five years for research activities conducted in the United States and over 15 years for research activities conducted outside the United States. The OBBBA reinstates the option to deduct domestic research and development expenditures in the year incurred, commencing with tax years beginning after December 31, 2024. Foreign research and development expenditures remain subject to the 15-year capitalization and amortization requirement. The OBBBA also includes other significant provisions, including tax cut extensions and modifications to the international tax framework. Any changes in regulations or policies related to taxation and importation, including as a result of increased tariffs, could adversely impact the global economy and our operating results. We cannot predict whether, when, in what form, or with what effective dates, tax laws, regulations and rulings may be enacted, promulgated or decided, which could result in an increase in our, or our stockholders’, tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. Investors are urged to consult with their legal and tax advisors with respect to any changes in tax law and the potential tax consequences of investing in our common stock.

Risks Related to Our Reliance on Third Parties

We rely on, and intend to continue to rely on, third parties to conduct, supervise and monitor our ongoing and future preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, comply with applicable regulatory requirements or meet expected deadlines, our development programs and our ability to seek or obtain regulatory approval for or commercialize RTN-001 and any future product candidates may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.

We are dependent on third parties to conduct our preclinical studies and clinical trials. Specifically, we rely on, and intend to continue to rely on, medical institutions, clinical investigators, CROs and consultants to conduct preclinical studies and clinical trials, in each case in accordance with our clinical trial protocols and regulatory requirements. These CROs, investigators and other third parties play a significant role in the conduct and timing of these trials and subsequent collection and analysis of data. Though we expect to manage our relationships with our CROs, investigators and other third parties carefully, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects. Further, while we have and will have agreements governing the activities of our third-party contractors, we have limited influence over their actual performance. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards and requirements, and our reliance on our CROs and other third parties does not relieve us of our regulatory responsibilities. In addition, we and our CROs are required to comply with GLP and GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for RTN-001 and any future product candidates. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of our CROs or trial sites fail to comply with applicable GLP or GCP or other requirements, the clinical data generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. Failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

There is no guarantee that any of our CROs, investigators or other third parties will devote adequate time and resources to such trials or studies or perform as contractually required. If any of these third parties fail to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, or otherwise perform in a substandard manner, our clinical trials may be extended, delayed or terminated. In addition, many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other development activities that could harm our competitive position. In addition, principal investigators for our clinical trials are expected to serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA of any new drug application (“NDA”) we submit. Any such delay or rejection could prevent us from receiving regulatory approval for, or commercializing RTN-001 and any future product candidates.

If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms, in a timely manner or at all. Switching or adding additional CROs, investigators and other third parties involves additional cost and requires our management’s time and focus. In addition, there is a transition period when a new CRO commences work. As a result, delays occur, which can materially impact our ability to meet our desired clinical development timelines. Though we work to manage our relationships with our CROs, investigators and other third parties carefully, there can be no guarantee that we will not encounter challenges or delays in the future or that these delays or challenges will not have a material adverse impact on our business, financial condition and prospects.

We currently rely on third parties for the manufacture of RTN-001 for clinical development and expect to continue to rely on third parties for the foreseeable future. This reliance on third parties increases the risk that we will not have sufficient quantities of RTN-001 or such quantities at an acceptable cost, which could delay, prevent or impair our development or potential commercialization efforts.

We rely on third-party CMOs to manufacture and supply drug substance and drug product for our current clinical trial for RTN-001 and we expect to continue to rely on third-party CMOs for preclinical and clinical evaluation of any future product candidates as well as for commercial manufacture if RTN-001 or any future product candidates that may receive marketing approval. Reliance on third-party manufacturers entails exposure to risks to which we would not be subject if we manufactured RTN-001 and any future product candidates ourselves, including:

•        inability to negotiate manufacturing and quality agreements with third parties under commercially reasonable terms;

•        regulatory issues experienced by third-party manufacturers;

•        reduced day-to-day control over the manufacturing process;

•        reduced control over the protection of our trade secrets and know-how from misappropriation or inadvertent disclosure;

•        termination or nonrenewal of manufacturing agreements with third parties in a manner or at a time that may be costly or damaging to us or result in delays in the development or commercialization of a product candidate;

•        disruptions to the operations of our third-party manufacturers or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of manufacturers or suppliers;

•        international or multi-national activities that are related to business activities outside of our scope, but may have an impact on a CMO’s ability to conduct business in a manner consistent with governmental or our regulatory and ethical standards; and

•        our ability to synchronize operations and standards to ensure that all aspects of manufacturing are consistent without deviations across facilities.

We do not own or operate manufacturing facilities and have no plans to develop our own clinical or commercial-scale manufacturing capabilities. The facilities used by third-party manufacturers to manufacture RTN-001 must be approved by the FDA and any comparable foreign regulatory authority pursuant to inspections that will be conducted after we submit an NDA to the FDA or any comparable submission to a foreign regulatory authority. We do not control the manufacturing process of, and are completely dependent on, third-party manufacturers for compliance with cGMP requirements for manufacture of products. If these third-party manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or any comparable foreign regulatory authority, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of third-party manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA or any comparable foreign regulatory authority does not approve these facilities for the manufacture of RTN-001 or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market RTN-001, if approved. Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls of RTN-001 or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

Our or a third party’s failure to execute on our manufacturing requirements on commercially reasonable terms, in a timely manner and in compliance with cGMP or other regulatory requirements could adversely affect our business in a number of ways, including:

•        an inability to initiate or continue clinical trials of RTN-001 or any future product candidates;

•        delay in submitting regulatory applications, or receiving marketing approvals, for RTN-001 or any future product candidates;

•        subjecting third-party manufacturing facilities or our potential future manufacturing facilities to additional inspections by regulatory authorities;

•        requirements to cease development or to recall batches of RTN-001 or any future product candidates; and

•        in the event of approval to market and commercialize RTN-001 or any future product candidates, an inability to meet commercial demands for RTN-001 or any future product candidates.

In addition, we do not have any long-term commitments or supply agreements with any third-party manufacturers. We may be unable to establish any long-term supply agreements with third-party manufacturers or to do so on acceptable terms, which increases the risk of failing to timely obtain sufficient quantities of RTN-001 or such quantities at an acceptable cost. Even if we are able to establish agreements with third-party manufacturers, reliance on third-party manufacturers entails additional risks, including:

•        failure of third-party manufacturers to comply with regulatory requirements and maintain quality assurance;

•        breach of the manufacturing agreement by the third party;

•        failure to manufacture our product according to our specifications;

•        failure to obtain adequate raw materials and other materials required for manufacturing;

•        failure to manufacture our product according to our schedule or at all;

•        failure to successfully scale up manufacturing capacity, if required;

•        misappropriation of our proprietary information, including any potential trade secrets and know-how; and

•        termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval, or jeopardize our ability to commence or continue commercialization of RTN-001 or any future product candidates, and any related remedial measures may be costly or time consuming to implement. We do not currently have arrangements in place for redundant supply or a second source for all required raw materials used in the manufacture of our product candidates. We experience from time to time, and may continue to experience, supply interruptions due to a variety of factors, including:

•        general economic conditions that could adversely affect the financial viability of our vendors;

•        vendors’ election to no longer service or supply medical technology companies, including due to the burdens of applicable quality requirements and regulations or for no reason at all;

•        the limitation or ban of certain chemicals or other materials used in the manufacture of RTN-001 or any future product candidates; and

•        delays or shortages due to trade or regulatory embargoes.

If our existing or future third-party manufacturers cannot perform as agreed, we may be required to replace such manufacturers and we may be unable to replace them on a timely basis or at all. Without additional suppliers of required raw materials, we may also be unable to meet the commercial needs of a commercial launch of any future product candidates.

In addition, our current and anticipated future dependence upon others for the manufacture of RTN-001 and any future product candidates may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

If we, or our third-party manufacturers, suppliers or collaborators, fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could adversely affect our business, financial condition, results of operations and prospects.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our third-party manufacturers or suppliers use, and potential future collaborators will use, biological materials and potent chemical agents and may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety of the environment. The operations of our third-party manufacturers and suppliers also produce hazardous waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our product development efforts. In addition, our third-party manufacturers and suppliers cannot eliminate the risk of accidental injury or contamination from these materials or wastes. We do not carry specific biological or hazardous waste insurance coverage. In the event of contamination or injury at our manufacturers’ or suppliers’ sites, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended. Although we maintain workers’ compensation insurance for certain costs and expenses we may incur due to injuries to our employees resulting from work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for toxic tort claims that may be asserted against us in connection with our third-party manufacturers’ and suppliers’ storage or disposal of biologic, hazardous or radioactive materials.

In addition, our third-party manufacturers and suppliers may need to incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations, which have tended to become more stringent over time, which may increase the cost of their services to us. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions or liabilities for our third-party manufacturers and suppliers, which could in turn materially adversely affect our business, financial condition, results of operations and prospects. To the extent we develop our own manufacturing operations in the future, we may similarly incur substantial costs to ensure compliance with these laws, and all the foregoing risks will further apply to us, as well.

Our reliance on third parties requires us to share potential trade secrets, which increases the possibility that a competitor or other third party will discover them or that potential trade secrets will be misappropriated or disclosed.

Because we currently rely on third parties to manufacture RTN-001 and to perform quality testing, we must, at times, share our proprietary technology and confidential information, including potential trade secrets, with them. We seek to protect our proprietary technology, in part, by entering into confidentiality agreements, and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including any potential trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors or other third parties, are intentionally or inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and despite our efforts to protect any potential trade secrets, a competitor’s or other third party’s discovery of our proprietary technology and confidential information or other unauthorized use or disclosure of such technology or information would impair our competitive position and may have a material adverse effect on our business, financial condition, results of operations and prospects. While we remain vigilant in our efforts to protect the confidentiality of our intellectual property, there are inherent risks associated with third-party collaborations.

We may seek to enter into collaborations, license agreements and other similar arrangements and may not be successful in doing so, and even if we are, we may relinquish valuable rights and may not realize the benefits of such relationships, and our collaborations would be subject to other risks attendant to third-party relationships, including inability to prevent or control actions taken or not taken by such third parties which may adversely impact us.

We may seek to enter into collaborations, joint ventures, license agreements and other similar arrangements for the development, manufacture or commercialization of RTN-001 and any future product candidates, due to capital costs required to develop or commercialize the product candidate or manufacturing constraints. We may not be successful in our efforts to establish or maintain such collaborations because our research and development pipeline may be insufficient, RTN-001 or any future product candidates may be deemed to be at too early of a stage of development for collaborative effort or third parties may not view our product candidates as having the requisite potential to demonstrate safety and efficacy or significant commercial opportunity. In addition, we face significant competition in seeking appropriate strategic partners, and the negotiation process can be time-consuming and complex. Even if we are successful in our efforts to establish such collaborations, the terms that we agree upon may not be favorable to us. For example, we may need to relinquish valuable rights to our future revenue streams, research programs, intellectual property or product candidates, or grant licenses on terms that may not be favorable to us, as part of any such arrangement, and such arrangements may restrict us from entering into additional agreements with other potential collaborators. In addition, if we enter into such collaborations, we will have limited control over the amount and timing of resources that our collaborators will dedicate to the development or commercialization of our product candidates. Our ability to generate revenue from these arrangements will depend on any future collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. We cannot be certain that, following a collaboration, license or strategic transaction, we will achieve an economic benefit that justifies such transaction.

Furthermore, we may not be able to maintain such collaborations if, for example, the development or approval of a product candidate is delayed, the safety of a product candidate is questioned, or the sales of an approved product candidate are unsatisfactory.

Collaborations involving RTN-001 or any future product candidates would pose significant risks to us, including the following:

•        collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

•        collaborators may not perform their obligations as expected or at all;

•        we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

•        collaborators may not pursue development and commercialization of any product candidates that achieve regulatory approval or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding or external factors, such as an acquisition, that divert resources or create competing priorities;

•        collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•        collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•        product candidates discovered in collaboration with us may be viewed by our collaborators as competitive with their own product candidates or drugs, which may cause collaborators to cease to devote resources to the commercialization of our product candidates;

•        a collaborator with marketing and distribution rights to any product candidate that achieves regulatory approval may not commit sufficient resources to the marketing and distribution of such products;

•        a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws, resulting in civil or criminal proceedings;

•        disagreements with collaborators, including disagreements over proprietary rights, contract interpretation or the preferred course of development, might cause delays in or termination of the research, development or commercialization of product candidates, might lead to additional responsibilities for us with respect to product candidates, or might result in litigation or arbitration, any of which would be time-consuming and expensive;

•        collaborators may not properly enforce, maintain or defend our or their intellectual property rights or may use our or their proprietary information in such a way as to invite litigation that could jeopardize or invalidate such intellectual property or proprietary information or expose us to potential litigation;

•        collaborators may infringe, misappropriate or otherwise violate the intellectual property rights of third parties, which may expose us to litigation and potential liability;

•        collaborators may not provide us with timely and accurate information regarding development, regulatory or commercialization status or results, which could adversely impact our ability to manage our own development efforts, accurately forecast financial results or provide timely information to our stockholders regarding our out-licensed product candidates;

•        collaborators may fail to comply with regulatory requirements, which could result in delays or failures in obtaining regulatory approvals for our product candidates;

•        we may be required to invest resources and attention into such collaboration, which could distract from other business objectives;

•        disputes may arise between the collaborators and us regarding ownership of or other rights in the intellectual property generated in the course of the collaborations;

•        collaborators may become involved in disputes with third parties which could delay or prevent the development and commercialization of our product candidates;

•        collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner or at all;

•        collaborators may have different priorities or strategies for market access and distribution, which could affect the commercial success of our product candidates;

•        collaborators may experience financial difficulties or changes in their financial condition, which could impact their ability to fulfill their obligations under the collaboration agreement;

•        collaborators may inadvertently or intentionally disclose our confidential information, including trade secrets, which could harm our competitive position;

•        if a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated; and

•        collaborations may be terminated, including for the convenience of the collaborator, prior to or upon the expiration of the agreed upon terms and, if terminated, we may find it more difficult to enter into future collaborations or be required to raise additional capital to pursue further development or commercialization of the applicable product candidates.

Any termination of collaborations we enter into in the future, or any delay in entering into collaborations related to RTN-001 or any future product candidates, could delay the development and commercialization of our product candidates and reduce their competitiveness if they reach the market, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our employees and independent contractors, including principal investigators, CROs, CMOs, consultants, vendors and other third-party service providers or partners, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading, which could harm our business, financial condition, results of operations and prospects.

We are exposed to the risk that our employees and independent contractors, including principal investigators, CROs, CMOs, consultants, vendors and other third-party service providers or partners may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate: (i) the laws and regulations of the FDA and other similar regulatory requirements, including those laws that require the reporting of true, complete and accurate information to such authorities; (ii) manufacturing standards, including cGMP requirements; (iii) federal and state data privacy, security, fraud and abuse and other healthcare laws and regulations in the United States and abroad; (iv) laws that require the true, complete and accurate reporting of financial information or data or (v) laws that prohibit insider trading. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, the creation of fraudulent data in our preclinical studies or clinical trials or illegal misappropriation of drug product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in federal healthcare programs, including, without limitation, Medicare and Medicaid, imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws and curtailment of our operations, any of which could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Commercialization of RTN-001 and any Future Product Candidates

Even if we receive regulatory approval for RTN-001 or any future product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, RTN-001 or any future product candidates, if approved, could be subject to labeling and other restrictions on marketing or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

Any regulatory approvals that we may receive for RTN-001 or any future product candidates will require the submission of reports to regulatory authorities, subject us to required surveillance to monitor the safety and efficacy of the product, may contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, and may include burdensome post-approval trials or risk management requirements or commitments. For example, the FDA may require a REMS as a condition of approval of RTN-001 or any future product candidates, which could include requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves RTN-001 or any future product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our products will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and cGCPs requirements for any clinical trials that we conduct post-approval. Manufacturers of approved products and their facilities are subject to continual review and periodic, typically unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP regulations and standards. Failure to comply with regulatory requirements or later discovery of previously unknown problems with our products, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, may result in, among other things:

•        restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;

•        restrictions on product distribution or use, or requirements or commitments to conduct post-marketing studies or clinical trials;

•        restrictions on our ability to conduct clinical trials, including full or partial clinical holds on ongoing or future trials;

•        fines, restitutions, disgorgement of profits or revenue, warning letters, untitled letters, adverse publicity requirements or holds on clinical trials;

•        refusal by the FDA or other regulatory authorities to approve pending applications or supplements to approved applications submitted by us or suspension or revocation of approvals;

•        product seizure or detention, or refusal to permit the import or export of our products; and

•        injunctions and the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our ability to commercialize RTN-001 or any future product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity.

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay marketing authorization of any product candidates we develop. We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, or change in government administration, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may be subject to enforcement action and we may not achieve or sustain profitability.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as RTN-001 or any future product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. If we receive marketing approval for RTN-001 or any future product candidate, physicians may nevertheless prescribe it to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. In particular, off-label promotion has been used as the basis for the government to assert a false claims action under the FCA, which carries per claim penalties in addition to treble government damages. The U.S. federal government has levied large civil and criminal fines and extracted high dollar FCA settlements against companies for alleged improper promotion of off-label use and has enjoined several companies from engaging in off-label promotion. The government has also required companies to enter into consent decrees or imposed permanent injunctions under which specified promotional conduct is changed or curtailed. If we cannot successfully manage the promotion of RTN-001 or any future product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business and financial condition.

The commercial success of RTN-001 or any future product candidates will depend upon the degree of market acceptance of such product candidates by healthcare providers, product recipients, healthcare payors and others in the medical community. If RTN-001 or any future product candidates fail to achieve the broad degree of adoption by the medical community necessary for commercial success, our operating results and financial condition will be adversely affected, which may delay, prevent or limit our ability to generate revenue and continue our business.

RTN-001 and any future product candidates may not be commercially successful. Even if RTN-001 or any future product candidates receive regulatory approval, they may not gain market acceptance among healthcare providers, individuals within our target population, healthcare payors and others in the medical community. The commercial success of RTN-001 or any future product candidates will depend significantly on the broad adoption and use of the resulting product by these individuals and organizations for approved indications. The degree of market acceptance of our products will depend on a number of factors, including:

•        demonstration of clinical efficacy and safety, including as compared to any more-established products;

•        the indications for which our product candidates are approved;

•        the limitation of our targeted patient population and other limitations or warnings contained in any FDA-approved labeling;

•        acceptance of a new drug for the relevant indication by healthcare providers and their patients;

•        the pricing and cost-effectiveness of our products, as well as the cost of treatment with our products in relation to alternative treatments and therapies;

•        our ability to obtain and maintain sufficient third-party coverage and adequate reimbursement from government healthcare programs, including Medicare and Medicaid, private health insurers and other third-party payors;

•        the willingness of patients to pay all, or a portion of, out-of-pocket costs associated with our products in the absence of sufficient third-party coverage and adequate reimbursement;

•        any restrictions on the use of our products, and the prevalence and severity of any adverse effects;

•        potential product liability claims;

•        the timing of market introduction of our products as well as availability, safety and efficacy of competitive drugs;

•        the effectiveness of our or any potential future collaborators’ sales and marketing strategies; and

•        unfavorable publicity relating to the product.

If RTN-001 or any future product candidate is approved but does not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors or patients, we may not generate sufficient revenue from that product and may not become or remain profitable. Our efforts to educate the medical community and third-party payors regarding the benefits of our products may require significant resources and may never be successful.

The successful commercialization of RTN-001 or any future product candidates, if approved, will depend in part on the extent to which governmental authorities and health insurers establish coverage, adequate reimbursement levels and favorable pricing policies. Failure to obtain or maintain coverage and adequate reimbursement for our products could limit our ability to market those products and decrease our ability to generate revenue.

The availability of coverage and the adequacy of reimbursement by governmental healthcare programs such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford prescription medications such as RTN-001 and any future product candidates, if approved. Our ability to achieve coverage and acceptable levels of reimbursement for our products by third-party payors will have an effect on our ability to successfully commercialize those products. Accordingly, we will need to successfully implement a coverage and reimbursement strategy for any approved product candidate. Even if we obtain coverage for a given product by a third-party payor, the resulting reimbursement rates may not be adequate or may require co-payments or other patient out-of-pocket costs that patients find unacceptably high.

If we participate in the Medicaid Drug Rebate Program or other governmental pricing programs, in certain circumstances, our products would be subject to ceiling prices set by such programs, which could reduce the revenue we may generate from any such products. Participation in such programs would also expose us to the risk of significant civil monetary penalties, sanctions and fines should we be found to be in violation of any applicable obligations thereunder. We expect that healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria, increased manufacturer financial liability and additional downward pressure on the price that we may receive for any of our product candidates, if approved. As private payors often use Medicare coverage and reimbursement to set their own coverage and reimbursement rates, any failure to achieve coverage or adequate reimbursement from Medicare or other government health care programs may result in a similar reduction in coverage challenges or lower reimbursement from private payors.

For products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself or the treatment or procedure in which the product is used may not be available, which may impact physician utilization. We cannot be sure that coverage and reimbursement in the United States, the EU or elsewhere will be available, or at an acceptable level, for any product that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future.

Third-party payors increasingly are challenging prices charged for biopharmaceutical products and services, and many third-party payors may refuse to provide coverage and reimbursement for particular drugs when an equivalent generic drug or a less expensive therapy is available. It is possible that a third-party payor may consider our products as substitutable and only offer to reimburse patients for the less expensive product. Even if we are successful in demonstrating improved efficacy or improved convenience of administration with our products, pricing of existing drugs may limit the amount we will be able to charge for our products. These payors may deny or revoke the reimbursement status of a given product or establish prices for new or existing marketed products at levels that are too low to enable us to realize an appropriate return on our investment in product development. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our products and may not be able to obtain a satisfactory financial return on products that we may develop.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs will be covered. Some third-party payors may require pre-approval of coverage for new or innovative devices or drug therapies before they will provide coverage for such therapies. It is difficult to predict at this time what third-party payors will decide with respect to the coverage and reimbursement for RTN-001 and any future product candidates.

Obtaining and maintaining reimbursement status is time-consuming, costly and uncertain. The Medicare and Medicaid programs increasingly are used as models for how private payors and other governmental payors develop their coverage and reimbursement policies for drugs. However, no uniform policy for coverage and reimbursement for products exists among third-party payors in the United States. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. As a result, the coverage determination process is often a time consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Furthermore, rules and regulations regarding reimbursement change frequently and, in some cases, at short notice, and we believe that changes in these rules and regulations are likely.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe and other countries has and will continue to put pressure on the pricing and usage of our products candidates, if approved in these jurisdictions. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. Other countries allow companies to fix their own prices for medical products but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our products. Accordingly, in markets outside the United States, if any, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenue and profits.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our products. We expect to experience pricing pressures in connection with the sale of any of our products due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and pharmacy benefit managers, additional legislative changes. The downward pressure on healthcare costs in general, and prescription drugs, surgical procedures and other treatments in particular, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.

Even if we receive marketing approval for RTN-001 or future product candidates in the United States, we may never receive regulatory approval to market outside of the United States.

We plan to seek regulatory approval of RTN-001 and potential future product candidates outside of the United States in the future. In order to market any product outside of the United States, however, we must establish and comply with the numerous and varying safety, efficacy and other regulatory requirements of other applicable countries. Approval procedures vary among countries and can involve additional product candidate testing and additional administrative review periods. The time required to obtain approvals in other countries might differ substantially from that required to obtain FDA approval. The marketing approval processes in other countries generally implicate all of the risks detailed above regarding FDA approval in the United States as well as other risks. In particular, in many countries outside of the United States, products must receive pricing and reimbursement approval before the product can be commercialized. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of any of our product candidates in certain countries. Regulatory and marketing approval in one country does not ensure regulatory and marketing approval in another, but a failure or delay in obtaining regulatory and marketing approval in one country may have a negative effect on the regulatory process in others and would impair our ability to market our current or future product candidates in such foreign markets. Any such impairment would reduce the size of our potential market, which could adversely affect our business, financial condition, results of operations and prospects.

We will face significant competition, and if our competitors develop and commercialize technologies or product candidates more rapidly than we do, or their technologies or product candidates are more effective, safer or less expensive than RTN-001 or any future product candidates we develop, our business and our ability to develop and successfully commercialize products will be adversely affected.

The biopharmaceutical industry is highly dynamic, characterized by rapid technological advancements, evolving understandings of disease mechanisms and a strong emphasis on intellectual property. In particular, there is significant competition in the market for hypertensive treatments. Our anticipated competitors have developed, are developing or may develop products, product candidates and processes competitive with RTN-001. We anticipate facing competition from a broad range of entities, including large pharmaceutical and specialty pharmaceutical companies, other biotechnology companies, and public and private research organizations. Many of these competitors have substantial financial resources, extensive expertise in research and development, and well-established manufacturing and marketing capabilities. Moreover, we may also compete with universities and other research institutions that may be active in research in our target indications and could be in direct competition with us. We also compete with these organizations to recruit management, scientists and clinical development personnel, and our inability to compete successfully could negatively affect our level of expertise and our ability to execute our business plan. We will also face competition in establishing clinical trial sites, enrolling patients for clinical trials and identifying and in-licensing intellectual property related to new product candidates, as well as entering into collaborations, joint ventures, license agreements and other similar arrangements. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

If we successfully obtain approval for RTN-001 or any future product candidate, we will face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, more convenient, less expensive or marketed and sold more effectively than any products we may develop. Competing products may render RTN-001 or any future product candidates we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. If we are unable to compete effectively, our opportunity to generate revenue from the sale of the products we may develop, if approved, could be adversely affected.

We currently have no marketing and sales organization, and we may need to invest significant resources to develop these capabilities. If we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, if approved, we may not be able to generate product revenue.

We have no internal sales, marketing or distribution capabilities, nor have we commercialized a product. If RTN-001 or any future product candidate ultimately receives regulatory approval, we must build a marketing and sales organization with technical expertise and supporting distribution capabilities to commercialize each such product in major markets, which will be expensive and time consuming, or collaborate with third parties that have direct sales forces and established distribution systems, either to augment our own sales force and distribution systems or in lieu of our own sales force and distribution systems. We have no prior experience as a company with the marketing, sale or distribution of biopharmaceutical products, all of which are heavily regulated, and there are significant risks involved in the building and managing of a sales organization, including our ability to hire, retain and incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales and marketing personnel and effectively manage a geographically dispersed sales and marketing team. Any failure or delay in the development of our internal sales, marketing and distribution capabilities would adversely impact the commercialization of these products. We may not be able to enter into collaborations or hire consultants or external service providers to assist us in sales, marketing and distribution functions on acceptable financial terms, or at all. In addition, our product revenue and our profitability, if any, may be lower if we rely on third parties for these functions than if we were to market, sell and distribute any products that we develop ourselves. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we are not successful in commercializing our products, either on our own or through arrangements with one or more third parties, we may not be able to generate any future product revenue and we would incur significant additional losses.

The market opportunities for RTN-001 and any future product candidates, and our forecasts of market growth, may not be accurate, and if the actual market for RTN-001 or any other product candidates is smaller than we estimate, our revenue may be adversely affected, and our business may suffer.

The precise incidence and prevalence for all the conditions we aim to address with RTN-001 or any future product candidates are unknown. Our projections of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on a number of internal and third-party estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new trials may change the estimated incidence or prevalence of these indications. While we believe our assumptions and the data underlying our estimates are reasonable, we have not independently verified the accuracy of the third-party data on which we have based our assumptions and estimates, and these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, including as a result of factors outside our control, thereby reducing the predictive accuracy of these underlying factors. The total addressable market across all of the potential indications for RTN-001 and any future product candidates will ultimately depend upon, among other things, the diagnosis criteria included in the final label for each such product candidate which receives marketing approval for these indications, the availability of alternative treatments and the safety, convenience, cost and efficacy of such product candidates relative to such alternative treatments, acceptance by the medical community and patient access, drug pricing and reimbursement. The number of patients in the United States and other major markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our product candidates or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our business, financial condition, results of operations and prospects.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory burdens and other risks and uncertainties.

Our future growth may depend, in part, on our ability to develop and commercialize RTN-001 and any future product candidates in foreign markets. We are not permitted to market or promote any product candidate before we receive regulatory approval from applicable regulatory authorities in foreign markets, and we may never receive such regulatory approvals for RTN-001 or any future product candidates. To obtain separate regulatory approval in many other countries we must comply with numerous and varying regulatory requirements regarding safety and efficacy and governing, among other things, clinical trials, commercial sales, pricing and distribution of RTN-001 and any future product candidates. Approval procedures may be more onerous than those in the United States and may require that we conduct additional preclinical studies or clinical trials. If we obtain regulatory approval of product candidates and ultimately commercialize our products in foreign markets, we would be subject to additional risks and uncertainties, including:

•        different regulatory requirements for approval of drugs in foreign countries;

•        reduced protection for intellectual property rights;

•        the existence of additional third-party patent rights of potential relevance to our business;

•        unexpected changes in tariffs, trade barriers and regulatory requirements;

•        economic weakness, including inflation, or political instability in particular foreign economies and markets;

•        compliance with export control and import laws and regulations;

•        compliance with tax, employment, immigration and labor laws for employees and consultants living or traveling abroad;

•        foreign reimbursement, pricing and insurance regimes;

•        workforce uncertainty in countries where labor unrest is common;

•        differing regulatory requirements with respect to manufacturing of products;

•        production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•        business interruptions resulting from natural or man-made disasters, including, but not limited to, earthquakes, hurricanes, typhoons, floods, water shortages, fires, blizzards and other extreme weather conditions, power outages and telecommunications or infrastructure failure, cybersecurity incidents or physical security breaches, geopolitical conflicts, including war and terrorism, and public health concerns, including pandemics and epidemics; and

•        disruptions resulting from the impact of public health concerns, including pandemics or epidemics.

Our business entails a significant risk of product liability and an inability to obtain sufficient insurance coverage for those or other claims could adversely affect our business, financial condition, results of operations and prospects.

We face an inherent risk of product liability as a result of the clinical trials of RTN-001 and any future product candidates and will face an even greater risk if we commercialize our product candidates, especially if our products are prescribed for off-label uses, even if we do not promote such uses. For example, we may be sued if our product candidates allegedly cause injury or are found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product candidate, negligence, strict liability and a breach of warranties. Claims may be brought against us by clinical trial participants, patients or others using, administering or selling products that may be approved in the future. Claims could also be asserted under state consumer protection acts.

If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit, delay or cease the commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•        decreased demand for any of our products that may receive regulatory approval;

•        injury to our reputation and significant negative media attention;

•        withdrawal of clinical trial participants;

•        costs to defend the related litigation;

•        a diversion of our management’s time and our resources;

•        substantial monetary awards to trial participants or product recipients;

•        product recalls, withdrawals or labeling, marketing or promotional restrictions;

•        significant negative financial impact;

•        the inability to commercialize RTN-001 or any future product candidates; and

•        a decline in our stock price.

While we currently maintain product liability insurance coverage, we may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of RTN-001 or any future product candidates. Insurance coverage is increasingly expensive. Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of RTN-001 or any future product candidates. Although we will maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies will also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.

Risks Related to Our Common Stock and this Offering

There has been no public market for our common stock. An active and liquid trading market for our common stock may not develop, or we may in the future fail to satisfy the continued listing requirements of the Nasdaq and our stock may be delisted, and you may not be able to resell your common stock at or above the initial public offering price or at all.

Prior to this offering, there has been no public market for our common stock. Although we have applied to list our common stock on the Nasdaq, an active trading market for our common stock may never develop or may not be sustained following this offering. We and the underwriters will determine the initial public offering price of our common stock through negotiation. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, an active trading market may not develop following the closing of this offering or, if it is developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.

If, after listing, we fail to satisfy the continued listing requirements of Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the listing requirements of Nasdaq.

The trading price of the shares of our common stock could be highly volatile, and purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for stock of biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by those factors discussed in this “Risk Factors” section and many others, including:

•        results of our preclinical studies and clinical trials, and the results of trials of our competitors or those of other companies in our market sector;

•        the characteristics, safety, and efficacy of RTN-001 and any future product candidates and the potential differentiators of RTN-001 and any such future product candidates compared to alternative therapies;

•        our ability to enroll patients in our future clinical trials;

•        our ability to obtain and maintain regulatory approval of RTN-001 or any future product candidates or additional indications thereof, or limitations to specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

•        regulatory or legal developments in the United States and foreign countries;

•        changes in the structure of healthcare payment systems;

•        the success or failure of our efforts to identify, develop, acquire or license additional product candidates;

•        innovations, clinical trial results, product approvals and other developments by our competitors;

•        announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•        the degree and rate of physician and market adoption of any of our current and future product candidates;

•        manufacturing, supply or distribution delays or shortages, including our inability to obtain adequate product supply, at acceptable prices or at all;

•        any changes to our relationship with any manufacturers, suppliers, collaborators or other strategic partners;

•        achievement of expected product sales and profitability;

•        variations in our financial results or those of companies that are perceived to be similar to us, including variations from expectations of securities analysts or investors;

•        market conditions in the biopharmaceutical sector and issuance of securities analysts’ reports or recommendations;

•        trading volume of our common stock;

•        an inability to obtain additional funding or obtaining funding on unattractive terms;

•        sales of our stock by us, our insiders or our stockholders, as well as the anticipation of lock-up releases;

•        general economic, industry and market conditions, other events or factors, many of which are beyond our control;

•        actual or anticipated fluctuations in our financial condition and results of operations;

•        publication of news releases by other companies in our industry, and especially competitors, including about adverse developments related to safety, effectiveness, accuracy and usability of their products, reputational concerns, reimbursement coverage, regulatory compliance, and product recalls;

•        geopolitical events or macroeconomic conditions;

•        additions or departures of senior management or key personnel;

•        intellectual property, product liability or other litigation against us or our inability to enforce our intellectual property;

•        changes in our capital structure, such as future issuances of securities and the incurrence of additional debt; and

•        changes in accounting standards, policies, guidelines, interpretations or principles.

In addition, in the past, stockholders have initiated class action lawsuits against biopharmaceutical companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs, divert our management’s attention and resources and damage our reputation, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We will have broad discretion in the use of the net proceeds from this offering, and may use them ineffectively, in ways that you and other stockholders may not approve, or in ways that do not increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, in ways that are otherwise ineffective or in ways with which you disagree, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.

You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering.

The initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock immediately after the closing of this offering. Purchasers of common stock in this offering will experience immediate dilution of approximately $            per share, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus. In the past, we issued options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to significantly influence all matters submitted to stockholders for approval and may prevent new investors from influencing significant corporate decisions.

Following the closing of this offering, our executive officers, directors and greater than 5% stockholders, in the aggregate, will own approximately            % of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares in this offering and no exercise of outstanding options, and without giving effect to any potential purchases by such persons in this offering). As a result, such persons, acting together, will have the ability to significantly influence all matters submitted to our board of directors or stockholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transactions, as well as our management and business affairs, which may prevent new investors from influencing some or all of the foregoing. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other stockholders.

We have entered into transactions with entities controlled by some of our officers and directors, which could pose a conflict of interest.

We have entered into transactions with entities controlled by some of our officers and directors, including in connection with the Redux Agreement and related licenses for RTN-001. The Redux Agreement, under which we were granted an exclusive (even as to Redux), worldwide, royalty-bearing rights and license to Redux’s intellectual property rights under the Kadmon Agreement to develop, manufacture, and commercialize RTN-001, is entered into between Redux and Retension IP, our wholly-owned subsidiary and formerly a subsidiary of Redux. Mr. Keller and Dr. Sweetnam, our CEO and CSO, respectively, each is a manager of Redux. Further, in consideration of the sublicense grant, we have agreed to assume the royalties to be paid by Redux to Kadmon under the Kadmon Agreement. Under the Historical Agreements, Kadmon is obligated to distribute a percentage of the royalties to Surface Logix. In the event that we pay royalties under the Redux Agreement, if any, Mr. Keller and Dr. Sweetnam will receive a portion of such royalties as security holders of Surface Logix. Although we believe that these transactions were advantageous to us and were on terms no less favorable to us than could have been obtained from unaffiliated third parties, transactions with related parties can potentially pose a conflict of interest. See “Business — Intellectual Property — Key Agreements” and “Certain Relationships and Related Party Transactions — Sublicense Agreements.”

We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our common stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, any future debt agreements may preclude us from paying dividends. For the foreseeable future, any return to stockholders will therefore be limited to the appreciation of their stock. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity or equity-linked securities.

Based on shares of common stock outstanding as of            , 2026 (reflecting the Reverse Stock Split), upon the closing of this offering, we will have a total of            shares of common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options or warrants. Of these shares,            shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, unless they are purchased by one of our affiliates.

Our directors and executive officers and holders of substantially all of our outstanding securities have entered into lock-up agreements with the underwriters pursuant to which they may not, with limited exceptions, for a period of 180 days from the date of this prospectus, offer, sell or otherwise transfer or dispose of any of our securities, without the prior written consent of Leerink Partners LLC and Guggenheim Securities, LLC. The underwriters may permit our officers, directors and other securityholders who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements at any time in their sole discretion. See “Underwriting.” Sales of these shares, or perceptions that they will be sold, could cause the trading price of our common stock to decline. After the lock-up agreements expire, up to additional shares of common stock will be eligible for sale in the public market, of which            shares will be held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), in each case based on shares of common stock outstanding as of            , 2026 and without giving effect to any potential purchases by such persons in this offering.

Further, as of            , 2026,            shares of common stock that are subject to outstanding options under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

In addition, in the future, we may issue additional shares of common stock, or other equity or debt securities convertible into common stock, in connection with a financing, acquisition, employee arrangement, or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and could cause the price of our common stock to decline.

We are an emerging growth company and a smaller reporting company, and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” as defined under the Exchange Act, our annual gross revenue exceeds $1.235 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies.

These exemptions include:

•        being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in connection with registered securities offerings;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•        not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, unless the SEC determines the new rules are necessary for protecting the public;

•        reduced disclosure obligations regarding executive compensation; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this exemption and, therefore, we may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Our failure to meet Nasdaq’s continued listing requirements could result in a delisting of our common stock.

If we are approved for listing, and after listing we fail to satisfy the continued listing requirements of Nasdaq, such as the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with the listing requirements of Nasdaq.

Provisions in our Certificate of Incorporation and Bylaws and certain provisions under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

Our Certificate of Incorporation and Bylaws that will be in effect immediately prior to the closing of this offering will contain provisions that could significantly reduce the value of our shares to a potential acquiror or delay or prevent changes in control or changes in our management without the consent of our board of directors. Such provisions will include the following:

•        no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•        the exclusive right of our board of directors, unless the board of directors grants such right to the stockholders, to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•        the required approval of at least 66 2/3% of the shares entitled to vote to remove a director for cause, and the prohibition on removal of directors without cause;

•        the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•        the ability of our board of directors to alter our Bylaws without obtaining stockholder approval;

•        the required approval of at least 66 2/3% of the shares entitled to vote to adopt, amend or repeal our Bylaws or repeal the provisions of our Certificate of Incorporation regarding the election and removal of directors;

•        a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•        an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and proceedings;

•        the requirement that a special meeting of stockholders may be called only by our board of directors, the chair of the board of directors or our CEO, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•        advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

We are also subject to the anti-takeover provisions contained in Section 203 of the Delaware General Corporation Law. Under Section 203, a corporation may not, in general, engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the board of directors has approved the transaction.

Our Certificate of Incorporation to be effective immediately prior to the closing of this offering will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders and that the federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or consultants or the underwriters or any offering giving rise to such claim.

Our Certificate of Incorporation that will be in effect immediately prior to the closing of this offering will provide, that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided, that, this provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, our Certificate of Incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees or consultants, which may discourage such lawsuits against us and our directors, officers and other employees or consultants and result in increased costs for investors to bring a claim. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Our board of directors will be authorized to issue and designate shares of our preferred stock without stockholder approval.

Our Certificate of Incorporation that will be in effect immediately prior to the closing of this offering will authorize our board of directors, without the approval of our stockholders, to issue shares of preferred stock, subject to limitations prescribed by applicable law, rules, and regulations and the provisions of our Certificate of Incorporation, and to establish from time to time the number of shares of preferred stock to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of convertible preferred stock may be senior to or on parity with our common stock, which may reduce our common stock’s value.

General Risk Factors

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and Nasdaq to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and certain corporate governance practices. Further, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the SEC has adopted additional rules and regulations in these areas, such as mandatory “say on pay” voting requirements that will apply to us when we cease to be an emerging growth company. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time consuming and costly. The increased costs will decrease our net income or increase our net loss, and may require us to reduce expenditures in other areas of our business or increase the prices of our products, if approved. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to comply with these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, results of operations and prospects.

If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market or our competitors. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of the Company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, or if we fail to meet the expectations of one or more of these analysts, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.

We or our directors or officers may be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, even if ultimately decided in our favor, it could result in substantial costs and a diversion of our management’s attention and resources, which could harm our business.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

•        the timing and cost of, and level of investment in, research, development, regulatory approval and commercialization activities relating to RTN-001 or any future product candidates, which may change from time to time;

•        the timing and success or failure of preclinical studies or clinical trials for RTN-001 or any future product candidates or competing product candidates, or any other change in the competitive landscape of our industry, including consolidation among our competitors or partners;

•        coverage and reimbursement policies with respect to RTN-001 or any future product candidates, if approved, and potential future drugs that compete with our products;

•        expenditures that we may incur to acquire, develop or commercialize additional product candidates and technologies;

•        the level of demand for any approved products, which may vary significantly;

•        future accounting pronouncements or changes in our accounting policies;

•        the timing and amount of any milestone, royalty or other payments payable by us or due to us under any collaboration, licensing or other similar agreement; and

•        changes in general market and economic conditions.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.

Special Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “can,” “contemplate,” “continue,” “could,” “design,” “estimate,” “expect,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” or “would,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. These forward-looking statements include, among others, statements relating to our future financial performance, our business prospects and strategy, our market opportunity and the potential growth of that market, our anticipated financial position, our liquidity and capital needs and other similar matters. These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.

Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this prospectus as a result of various factors, including, among others:

•        the fact that our Company is an early stage company with a history of losses, which expects to incur significant expenses and continuing losses for the foreseeable future;

•        the characteristics, safety, and efficacy of RTN-001 and any future product candidates and the potential differentiators of RTN-001 and any such future product candidates compared to alternative therapies;

•        the implementation of our business model and strategic plans for our business, including the development of RTN-001 and any future product candidates;

•        the initiation, timing, progress, and results of our research and development programs, including preclinical studies and clinical trials of RTN-001 and any future product candidates;

•        the timing or likelihood of regulatory filings and approval for RTN-001 and any future product candidates, including our ability to take advantage of abbreviated regulatory pathways;

•        our ability to obtain regulatory approval of RTN-001 and any future product candidates and to meet current or future regulatory standards with respect to any such product candidates, if approved;

•        our expectations regarding the potential market size of RTN-001 or any future product candidates, the number of patients with certain diseases and conditions we intend to treat and the number of patients that we plan to enroll in our clinical trials;

•        developments and projections relating to our competitors and industry;

•        disruption of supply or shortage of raw materials, which could harm our business;

•        the rate and degree of market acceptance and therapeutic benefits of RTN-001 or any future product candidates, if approved;

•        our ability to maintain our license agreements, including our ability to comply with our financial and other obligations pursuant to the terms of such agreements, and our ability to successfully acquire or in-license additional product candidates on reasonable terms;

•        our ability to maintain and establish strategic collaborations with development, regulatory, manufacturing or commercialization expertise;

•        our reliance on third parties to conduct clinical trials of RTN-001 and any future product candidates, and for the manufacture of RTN-001 and any future product candidates for preclinical studies and clinical trials;

•        our ability to establish and develop our marketing, sales and distribution infrastructure to commercialize any products for which we obtain marketing approval;

•        our ability to obtain, establish, maintain, protect and enforce intellectual property and proprietary protection for RTN-001 and any future product candidates and to avoid claims of infringement, misappropriation or other violation of third-party intellectual property and proprietary rights;

•        our ability to hire and retain key management, scientific and engineering personnel and to manage our future growth effectively;

•        our estimates regarding expenses, costs, future revenue, capital requirements and expectations regarding the sufficiency of our capital resources and needs for additional financing;

•        our ability to secure additional financing and continue as a going concern;

•        our expectations regarding government and third-party payor coverage and reimbursement;

•        the volatility of the trading price of our common stock;

•        evolving regulations in the United States and foreign countries and the potential for unfavorable changes to, or failure by us to comply with, regulations and liabilities thereunder;

•        the costs of operating as a public company;

•        our expectations regarding the impact of general economic conditions, including the impact of tariffs and import/export regulations, and geopolitical events;

•        our expectations regarding the period during which we qualify as an emerging growth company under the JOBS Act or a smaller reporting company;

•        our expected use of the net proceeds from this offering; and

•        other factors that may impact our financial results.

We caution you that the forward-looking statements highlighted above do not encompass all of the forward-looking statements made in this prospectus.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Furthermore, new risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

Use of Proceeds

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $            million, based on the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that the net proceeds to be received by us will be approximately $            million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds that we receive from this offering by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares of common stock offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $            million, assuming that the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We currently intend to use the net proceeds of this offering, together with our existing cash and cash equivalents, as follows:

•        approximately $            to complete the Phase 2b clinical trial of RTN-001 in uHTN;

•        approximately $            to prepare for, support and advance the planned Phase 3 clinical trial of RTN-001 in uHTN; and

•        the remainder for general corporate purposes and other operating expenses.

We may also use a portion of the net proceeds for acquisitions of, or strategic investments in, complementary businesses, products, services, or technologies. However, we do not have any agreements or commitments to enter into any material acquisitions or investments at this time. Our management will retain broad discretion in the application of the net proceeds we receive from this offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

Based on our current operating plan, we believe that our existing cash and cash equivalents, together with the estimated net proceeds from this offering, will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next            months.

We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we expect, which may require us to raise substantial capital primarily through equity or debt instruments, collaborations, licenses, and development agreements.

This expected use of net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, our management will have broad discretion over the uses of the net proceeds from this offering and investors will be relying on the judgement of our management regarding the application of the net proceeds from this offering.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress of our research and development activities, the timing of patient enrollment and evolving regulatory requirements, the time and cost necessary to conduct our ongoing and planned clinical trials and preclinical studies, the results of our preclinical studies and clinical trials, and other factors described in the section titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Special Note Regarding Forward-Looking Statements,” as well as the amount of cash used in our operations and any unforeseen cash needs. Therefore, our actual expenditures may differ materially from the estimates described above. We may also find it necessary or advisable to use the net proceeds for other purposes.

We expect the net proceeds from this offering, together with our existing cash and cash equivalents will be sufficient to complete the Phase 2b clinical trial of RTN-001 in uHTN; however, after this offering, we will require substantial capital in order to complete our planned Phase 3 clinical trial of RTN-001 and further advance RTN-001 and any future product candidates through clinical trials, regulatory approval and commercialization. Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through equity or debt instruments or other capital sources, including potential collaborations, licenses and other similar arrangements. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all.

Pending the use of the proceeds from this offering as described above, we intend to invest the net proceeds from the offering that are not used as described above in investment-grade, interest-bearing instruments such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings for use in the operation and expansion of our business, and we do not plan to declare or pay cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on then existing conditions, including our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant. In addition, our ability to pay dividends may be restricted by any agreements we may enter into in the future.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2026:

•        on an actual basis;

•        on a pro forma basis to reflect (i) the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of              shares of common stock immediately prior to the closing of this offering and (ii) the filing and effectiveness of our Certificate of Incorporation immediately prior to the closing of this offering; and

•        on a pro forma as adjusted basis to give effect to (i) the pro forma items described immediately above and (ii) our issuance and sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our cash and cash equivalents and capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of June 30, 2026
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(unaudited) (in thousands, except share and per share data)
Cash and cash equivalents	$13,493	$13,493	$

Series A Preferred Stock, par value $0.0001 per share; actual: 11,000,000 shares authorized and 11,000,000 shares issued and outstanding; pro forma and pro forma as adjusted: no shares authorized and no shares issued or outstanding	9,820	—		—
Series B Preferred Stock, par value $0.0001 per share; actual: 12,436,264 shares authorized and 12,436,202 shares issued and outstanding; pro forma and pro forma as adjusted: no shares authorized and no shares issued or outstanding	18,354	—		—
Stockholders’ equity (deficit):
Common stock, par value $0.0001 per share; actual: 36,000,000 shares authorized and 5,014,444 shares issued and outstanding; pro forma: shares authorized and shares issued and outstanding; pro forma as adjusted: shares authorized and shares issued and outstanding	1	3
Additional paid-in capital	917	29,089
Accumulated deficit	(15,840)	(15,840)		(15,840)
Total stockholders’ equity (deficit)	(14,922)	13,252
Total capitalization	$13,252	$13,252	$

____________

(1)      Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $            million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $            million, assuming that the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The outstanding share information in the table above is based on              shares of common stock outstanding as of             , 2026, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of              shares of our common stock immediately prior to the closing of this offering, and excludes:

•                     shares of common stock issuable upon the exercise of outstanding stock options under our 2024 Plan, with a weighted average exercise price of $         per share;

•                     shares of common stock issuable upon the exercise of outstanding warrants, having a weighted average exercise price of $         per share, and are expected to remain unexercised until after the closing of this offering;

•                     shares of common stock reserved for future issuance under the 2024 Plan;

•                     shares of common stock reserved for future issuance under our 2026 Plan, which will become effective as of the date of this prospectus; and

•                     shares of common stock reserved for future issuance under the 2026 ESPP, which will become effective as of the date of this prospectus.

Our 2026 Plan and 2026 ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive Officer and Director Compensation — Equity Incentive Plans” for additional information.

Dilution

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value (deficit) per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of            , 2026 was $            million, or $            per share of our common stock. Our historical net tangible book value (deficit) represents our total tangible assets less total liabilities and preferred stock, all divided by the number of shares of our common stock outstanding as of            , 2026. Our pro forma net tangible book value (deficit) as of            , 2026 was $            million, or $            per share of our common stock. Our pro forma net tangible book value per share represents our total tangible assets less our total liabilities, divided by             shares of our common stock outstanding as of            , 2026, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock as of             , 2026 into an aggregate of              shares of common stock.

After giving further effect to the sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of            , 2026 would have been approximately $            million, or approximately $            per share. This represents an immediate increase in pro forma net tangible book value of $            per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $            per share to new investors participating in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of , 2026	$
Increase in net tangible book value per share as of , 2026 attributable to the pro forma transactions described above
Pro forma net tangible book value per share as of , 2026
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering
Dilution per share to new investors participating in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $            , and would increase (decrease) dilution to new investors in this offering by $            per share, in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase of 1.0 million in the number of shares offered by us would increase our pro forma as adjusted net tangible book value per share after this offering by approximately $            and decrease the dilution to new investors by approximately $            per share, and each decrease of 1.0 million in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value per share after this offering by approximately $            and increase the dilution to new investors by approximately $            per share, in each case assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Except as otherwise indicated, the above discussion and table assume no exercise of the underwriters’ option to purchase additional shares. If the underwriter’s option to purchase additional shares is exercised in full, pro forma as adjusted net tangible book value per share after giving effect to this offering would be approximately $            , the

increase in pro forma net tangible book value per share to existing stockholders would be $            and the dilution per share to new investors participating in this offering would be $            , in each case assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma as adjusted basis as of             , 2026, the differences between the number of shares of common stock purchased from us, the total consideration paid and the weighted-average price per share paid by existing stockholders and to be paid by the new investors participating in this offering at an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us (in thousands, except per share amounts and percentages):

	Shares purchased		Total consideration		Weighted- average price per share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	$	%	$	%	$
New investors in this offering
Total		$100%		$100%		%

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors in this offering by $            million and, in the case of an increase, would increase the percentage of total consideration paid by new investors to            % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors to            %, in each case assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the total consideration paid by new investors in this offering by $            million and, in the case of an increase, would increase the percentage of total consideration paid by new investors to            % and, in the case of a decrease, would decrease the percentage of total consideration paid by new investors to            %, in each case assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to            % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to            % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations (other than historical net tangible book value (deficit) calculations) are based on            shares of common stock outstanding as of             , 2026, after giving effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of              shares of our common stock immediately prior to the closing of this offering, and excludes:

•                    shares of common stock issuable upon the exercise of outstanding stock options under our 2024 Plan, with a weighted average exercise price of $            per share;

•                    shares of common stock issuable upon the exercise of certain outstanding warrants, having a weighted average exercise price of $            per share, and are expected to remain unexercised until after the closing of this offering;

•                    shares of common stock reserved for future issuance under the 2024 Plan;

•                    shares of common stock reserved for future issuance under our 2026 Plan, which will become effective as of the date of this prospectus; and

•                    shares of common stock reserved for future issuance under the 2026 ESPP, which will become effective as of the date of this prospectus.

Our 2026 Plan and 2026 ESPP provide for annual automatic increases in the number of shares reserved thereunder. See the section titled “Executive Officer and Director Compensation — Equity Incentive Plans” for additional information.

To the extent any of the outstanding options or warrants are exercised or new options or other securities are issued under our equity incentive plans, you will experience further dilution as a new investor in this offering. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Furthermore, we may choose to issue common stock as part or all of the consideration in acquisitions as part of our planned growth strategy. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Management’s Discussion and Analysis of Financial Condition and
Results of Operations

You should read the following discussion and analysis of financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our current plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.” See also the section titled “Special Note Regarding Forward-Looking Statements.”

Overview

We are a clinical-stage biopharmaceutical company focused on developing medicines for the treatment of hypertension and other cardiovascular diseases. Our product candidate, RTN-001, is a next-generation, once-daily, oral, small molecule phosphodiesterase-5 (“PDE-5”) inhibitor designed to reduce blood pressure by potentiating nitric oxide signaling, a key mechanism underlying the development and severity of hypertension. While first-generation PDE-5 inhibitors, such as Viagra (sildenafil), were originally studied in cardiovascular indications such as hypertension and angina, we believe they did not have adequate bioavailability and tissue penetration to impact the smooth muscle cells of the central vascular and cardiac tissues and thus failed to achieve clinically meaningful reductions in blood pressure. RTN-001 differs from first-generation PDE-5 inhibitors as it has been specifically engineered to have increased bioavailability and an increased distribution to the muscular arteries in the body such as the aorta and its branches in the central vasculature. In two Phase 2 pilot trials, RTN-001 achieved clinically meaningful placebo-adjusted reductions in systolic blood pressure (“SBP”) and diastolic blood pressure (“DBP”) in patients with hypertension and was generally well tolerated, with no drug-related SAEs reported. We believe RTN-001 has the potential to be an effective treatment for hypertension with a favorable safety profile and thus be part of an anti-hypertensive treatment approach.

Since inception in July 2023, our operations have focused on identifying and developing potential product candidates, conducting research, preclinical studies and clinical trials, organizing and staffing the Company, business planning, establishing our intellectual property portfolio, raising capital, and providing general and administrative support for these operations. We do not have any products approved for sale and have not generated any revenue. We have funded our operations primarily through the sale of equity and equity-linked securities. Since inception to June 30, 2026, we have raised gross proceeds of $31.0 million from the issuance of convertible preferred stock.

We have incurred significant operating losses since our inception. Our ability to generate revenue sufficient to achieve profitability will depend on the successful development and commercialization of one or more of our product candidates, which in the near term we expect to be only RTN-001. Our net losses were $6.3 million and $1.9 million for the fiscal years ended December 31, 2025 and 2024, respectively. Our net losses were $7.5 million and $1.9 million for the six-month periods ended June 30, 2026 and 2025, respectively. As of June 30, 2026 and December 31, 2025, we had an accumulated deficit of $15.8 million and $8.3 million, respectively. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future in connection with our ongoing activities.

We concluded that we do not have sufficient capital resources to fund our operating plan for approximately twelve months from the date of issuance of the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus, and as a result, there is substantial doubt about our ability to continue as a going concern within the twelve months after the date the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus are issued, and the report of our independent registered public accounting firm on our financial statements as of and for the fiscal year ended December 31, 2025 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. Our ability to access capital when needed is not assured and if capital is not available to us when, and in the amounts, needed, we may need to delay, scale back or abandon some or all of our development programs and other operations, which could materially affect our business, financial condition and results of operations.

We anticipate that our expenses and capital requirements will increase substantially in connection with our ongoing and planned activities, particularly as we advance the Phase 2b and planned Phase 3 clinical trial in uHTN. In addition, we expect to incur additional costs associated with operating as a public company following the closing of this offering. We expect that our expenses and capital requirements will increase substantially if and as we:

•        conduct our current and contemplated future clinical trials of RTN-001, and conduct preclinical studies and preclinical trials with respect to any future product candidates, including developing our CRO relationships;

•        seek regulatory and marketing approvals for RTN-001 or any of our future product candidates that successfully complete clinical trials;

•        establish and maintain the manufacturing of preclinical and, if approved, clinical supply of RTN-001 and any future product candidates, including developing our CMO relationships;

•        maintain, expand and protect our intellectual property portfolio;

•        expand our operational, financial, and management systems and increase personnel, including personnel to support our preclinical and clinical development, manufacturing and commercialization efforts;

•        establish a sales, marketing and distribution infrastructure in the future to commercialize RTN-001 or any future product candidate for which we may obtain marketing approval;

•        attract, hire, and retain qualified clinical, scientific, operations, commercial, and management personnel;

•        add and maintain operational, financial, and information management systems;

•        navigate any delays in our preclinical studies or clinical trials and regulatory approval negotiations for our product candidates, including as a result of macroeconomic conditions, geopolitical conflicts, or other factors;

•        seek to identify, discover, develop and commercialize additional product candidates; and

•        incur additional legal, accounting or other expenses in operating our business, including the additional costs associated with operating as a public company.

We will need substantial additional funding to support our continuing operations and pursue our growth strategy. As of June 30, 2026 and December 31, 2025, we had cash and cash equivalents of $13.5 million and $18.9 million, respectively. These amounts are not expected to be sufficient to fund our operations for at least twelve months from the date of issuance of the unaudited interim condensed financial statements included elsewhere in this prospectus. See “— Liquidity and Capital Resources.” Until we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity or debt instruments, collaborations or other strategic transactions. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates.

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely, and expect to continue to rely, on third parties for the manufacture of RTN-001 and any future product candidates for preclinical and clinical testing, as well as for commercial manufacture if any such product candidates obtain marketing approval. We are working with our current manufacturers to ensure that we will be able to scale up our manufacturing capabilities to support our clinical plans. In addition, we rely on third parties to package, label, store, and distribute RTN-001, and we intend to continue to rely on third parties if marketing approval is obtained for RTN-001. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment, and personnel while also enabling us to focus our expertise and resources on the development of our product candidates.

Based on our current operating plan, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next      months. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. To finance our operations beyond that point, we will need to raise additional capital, which cannot be assured. See “— Liquidity and Capital Resources” below.

Pursuant to the Redux Agreement, we assumed the royalty obligations owed by Redux to Kadmon under the Kadmon Agreement. Such royalty obligations consist of a low-teens percentage of royalties on net sales of RTN-001 and a low-teens percentage of royalties on sublicensing revenue, subject to customary deductions, to be paid each quarter in which net sales are generated or sublicense revenue is received. For more information regarding the Redux Agreement and our Historical Agreements, see “Business — Intellectual Property — Key Agreements.”

Operating Expenses

Research and Development

Research and development expenses consist primarily of costs incurred for our research activities, including our discovery efforts and the development of our product candidates, and include:

•        employee-related expenses, if any, including salaries, related benefits and stock-based compensation expense for employees engaged in research and development functions;

•        fees paid to consultants for services directly related to our product development and regulatory efforts;

•        expenses associated with clinical trials performed by outside vendors or academic collaborators;

•        expenses incurred under agreements with CROs as well as CMOs and consultants that conduct and provide supplies for our preclinical studies and clinical trials;

•        costs associated with clinical and development activities;

•        costs associated with our intellectual property portfolio; and

•        costs related to compliance with regulatory requirements.

We expense research and development costs as incurred. Costs for external development activities are recognized based on an evaluation of the progress to completion of specific tasks using information provided to us by our vendors. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in our consolidated financial statements as prepaid or accrued research and development expenses. Upfront and milestone payments for licensing agreements are expensed unless they provide an alternative future benefit, in which case they are capitalized. We currently only have one product candidate. We do not currently track research and development expenses by clinical program, as all of the research and development expenses incurred to date were related to RTN-001.

Research and development activities are central to the anticipated future growth of our business. We expect that our research and development expenses will continue to increase for the foreseeable future as we continue clinical development of RTN-001 and continue to discover and develop additional product candidates. Clinical and preclinical development timelines, the probability of success, and development costs can differ materially from expectations. If any of our product candidates enter into later stages of clinical development, they will generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel-related expenses, including salaries, bonuses, benefits and stock-based compensation for personnel in our executive and finance functions. General and administrative expenses also include professional fees for legal, accounting, auditing, tax and consulting services, insurance costs, travel expenses and facility-related expenses, which include allocated expenses for rent and maintenance of facilities and other operating costs not included in research and development.

We expect that our general and administrative expenses will increase in the near-term as we continue to build a team to support our administrative, accounting and finance, communications, legal and business development efforts. Following this offering, we expect to incur increased expenses associated with being a public company, including costs of hiring additional personnel. accounting, audit, legal, regulatory and tax compliance services, director and officer insurance costs and investor and public relations costs.

Other Income (Expense), Net

Interest Income (Expense)

Interest income for the six-month periods ended June 30, 2026 and 2025 and the fiscal years ended December 31, 2025 and 2024 primarily consists of our investments in money market funds and U.S. treasuries.

Results of Operations

Comparison of the Six Months Ended June 30, 2026 and 2025

The following table summarizes our results of operations for the six-month periods ended June 30, 2026 and 2025:

(in thousands)	Six Months Ended June 30,		Change
	2026	2025
Operating expenses:
Research and development	$6,203	$1,177	$5,026
General and administrative	1,583	932	651
Other income, net	261	224	37
Net loss	$(7,525)	$(1,886)	$(5,639)

Research and Development Expenses

Research and development expenses were $6.2 million for the six months ended June 30, 2026, compared to $1.2 million for the six months ended June 30, 2025, an increase of $5.0 million. The increase was primarily driven by costs incurred under agreements with CROs in connection with our ongoing Phase 2b clinical trial for RTN-001, which initiated patient enrollment in October 2025, as well as increased fees paid to scientific consultants and advisors for services related to product development and regulatory activities. In the six months ended June 30, 2025, our research and development activities were focused primarily on chemistry, manufacturing, and controls (“CMC”) related and manufacturing work and scientific consulting in preparation for our Phase 2b clinical trial.

The following table summarizes the components of our research and development expenses for the six-month periods ended June 30, 2026 and 2025:

(in thousands)	Six Months Ended June 30,		Change
	2026	2025
Research and development expenses
Clinical trial and CRO costs	$4,933	$282	$4,651
CMC and drug manufacturing costs	259	500	(241)
Scientific consulting and advisory	552	395	157
Preclinical and other research and development	459	—	459
Total research and development expenses	$6,203	$1,177	$5,026

Clinical trial and CRO costs consist of fees paid to CROs, clinical trial sites and central laboratories in connection with the conduct of our clinical trials of RTN-001, including our Phase 2b clinical trial initiated in October 2025. CMC and drug manufacturing costs consist of fees paid to contract manufacturing organizations (“CMOs”) and other third-party vendors for drug substance and drug product manufacturing, formulation, analytical testing and other CMC-related activities. Scientific consulting and advisory costs consist of fees paid to scientific consultants and advisors for services directly related to our research and development activities. Preclinical and other research and development costs consist of fees paid to vendors for preclinical studies, regulatory consulting and other research and development support services.

All of our research and development expenses relate solely to our single product candidate, RTN-001. As we have only one active development program, we do not allocate research and development expenses by program. We expect our research and development expenses to increase in future periods as we continue to advance RTN-001 through clinical development, including the ongoing Phase 2b clinical trial, and incur higher costs related to clinical trial execution, manufacturing scale-up, and other development activities. These increases will depend on the timing, scope, and outcomes of our development efforts, as well as regulatory requirements and other factors.

General and Administrative Expenses

General and administrative expenses were $1.6 million for the six months ended June 30, 2026, compared to $0.9 million for the six months ended June 30, 2025, an increase of $0.7 million. The increase was primarily driven by personnel-related costs in connection with our planned expansion of personnel to support public company readiness, higher recruiting fees, higher professional fees for accounting, and audit services associated with our preparations for an initial public offering, higher information technology costs, and increased stock-based compensation expense resulting from the vesting of option grants made in the fiscal year ended December 31, 2025. In the six months ended June 30, 2025, general and administrative expenses consisted primarily of legal and consulting costs at a lower level of activity consistent with our earlier stage of development.

Other Income (Expenses), Net

Other income (expense), net was approximately $261 thousand for the six months ended June 30, 2026, compared to $224 thousand for the six months ended June 30, 2025, an increase of $37 thousand. The increase was primarily driven by higher interest income earned on our cash balances, reflecting a larger average cash balance following the completion of our Series B Preferred Stock financing during the fiscal year ended December 31, 2025.

Comparison of the Fiscal Years Ended December 31, 2025 and 2024

The consolidated financial statements as of and for the fiscal year ended December 31, 2025 have been restated to correct an error in our accounting for advance payments made to a CRO, which advance payments were incorrectly recognized as expenses when the related invoices were paid rather than recorded as prepaid expenses and recognized as research and development expense as the related clinical trial activities were performed. The correction reduced previously reported research and development expense, total operating expenses and net loss for the fiscal year ended December 31, 2025 by $2.3 million, and the amounts presented below and discussed in this section reflect the restated amounts. The restatement did not affect our consolidated financial statements for the fiscal year ended December 31, 2024 or our previously reported net cash used in operating activities or cash and cash equivalents. For further information, see Note 3, “Restatement of Previously Issued Financial Statements,” to our consolidated financial statements included elsewhere in this prospectus.

The following table summarizes our results of operations for the fiscal years ended December 31, 2025 and 2024:

(in thousands)	Fiscal Year Ended December 31,		Change
	2025 (As Restated)	2024
Operating expenses:
Research and development	$5,106	$1,305	$3,801
General and administrative	1,775	976	799
Other income (expense), net	579	371	208
Net loss	$(6,301)	$(1,910)	$(4,391)

Research and Development Expenses

Research and development expenses were $5.1 million for the fiscal year ended December 31, 2025, compared to $1.3 million for the fiscal year ended December 31, 2024, an increase of $3.8 million. The increase was primarily driven by costs incurred under agreements with CROs in connection with the initiation of our Phase 2b clinical trial for RTN-001 in October 2025, as well as increased fees paid to scientific consultants and advisors for services related to product development and regulatory activities. In 2024, our research and development activities were focused primarily on CMC and manufacturing work and scientific consulting in preparation for our Phase 2b clinical trial.

The following table summarizes the components of our research and development expenses for the fiscal years ended December 31, 2025 and 2024:

(in thousands)	Fiscal Year Ended December 31,		Change
	2025 (As Restated)	2024
Research and development expenses
Clinical trial and CRO costs	$2,672	$—	$2,672
CMC and drug manufacturing costs	878	679	199
Scientific consulting and advisory	1,220	614	606
Preclinical and other research and development	336	12	324
Total research and development expenses	$5,106	$1,305	$3,801

Clinical trial and CRO costs consist of fees paid to CROs, clinical trial sites and central laboratories in connection with the conduct of our clinical trials of RTN-001, including our Phase 2b clinical trial initiated in October 2025. CMC and drug manufacturing costs consist of fees paid to CMOs and other third-party vendors for drug substance and drug product manufacturing, formulation, analytical testing and other CMC-related activities. Scientific consulting and advisory costs consist of fees paid to scientific consultants and advisors for services directly related to our research and development activities. Preclinical and other research and development costs consist of fees paid to vendors for preclinical studies, regulatory consulting and other research and development support services.

All of our research and development expenses relate solely to our single product candidate, RTN-001. As we have only one active development program, we do not allocate research and development expenses by program. We expect our research and development expenses to increase in future periods as we continue to advance RTN-001 through clinical development, including the ongoing Phase 2b clinical trial, and incur higher costs related to clinical trial execution, manufacturing scale-up, and other development activities. These increases will depend on the timing, scope, and outcomes of our development efforts, as well as regulatory requirements and other factors.

General and Administrative Expenses

General and administrative expenses were $1.8 million for the fiscal year ended December 31, 2025, compared to $1.0 million for the fiscal year ended December 31, 2024, an increase of $0.8 million. The increase was primarily driven by higher professional fees for legal, accounting, and audit services associated with preparations for our initial public offering, increased consulting fees related to general management and advisory services, and increased stock-based compensation expense resulting from option grants made in the fiscal year ended December 31, 2025. In the fiscal year ended December 31, 2024, general and administrative expenses reflected a similar mix of professional fees and consulting costs at a lower level of activity consistent with our earlier stage of development.

Other Income (Expenses), Net

Other income (expense), net was $0.6 million for the fiscal year ended December 31, 2025, compared to $0.4 million for the fiscal year ended December 31, 2024, an increase of $0.2 million. The increase was primarily driven by higher interest income earned on our cash balances, reflecting a larger average cash balance following the completion of our Series B Preferred Stock financing during the fiscal year ended December 31, 2025.

Liquidity and Capital Resources

Sources of Liquidity

To date we have funded our operations primarily through the sale of equity and equity-linked securities. Through June 30, 2026, we have raised approximately $31.0 million of gross proceeds from the issuance of convertible preferred stock. As of June 30, 2026 and December 31, 2025, we had cash and cash equivalents of $13.5 million and $18.9 million, respectively. Our net losses were $6.3 million and $1.9 million for the fiscal years ended December 31, 2025 and 2024, respectively. Our net losses were $7.5 million and $1.9 million for the six-month periods ended June 30, 2026 and 2025, respectively. As of June 30, 2026 and December 31, 2025, we had an accumulated deficit of $15.8 million and $8.3 million, respectively. Since our inception, we have not generated any revenue from product sales or any other sources and have incurred significant operating losses and negative cash flows from our operations and expect these conditions to continue for the foreseeable future. We have not yet commercialized any product candidates and we do not expect to generate revenue from sales of any products for the foreseeable future, if at all.

Funding Requirements

Our plan of operation is to continue implementing our business strategy, continue development of RTN-001 and continue to expand our research pipeline and our internal research and development capabilities. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the clinical trials of RTN-001 and related research and development activities. In addition, we expect to incur additional costs associated with operating as a public company following the closing of this offering. Our future capital requirements will depend on many factors, including:

•        the scope, timing, progress, costs, and results of discovery, preclinical development, and clinical trials for RTN-001 and any future product candidates;

•        the number of clinical trials required for regulatory approval of RTN-001 and any future product candidates;

•        the costs, timing, and outcome of regulatory review of RTN-001 and any of future product candidates;

•        the cost of manufacturing clinical and, if approved, commercial supplies of RTN-001 and any future product candidates; the costs and timing of future commercialization activities, including manufacturing, marketing, sales, and distribution, for any of our product candidates for which we receive marketing approval;

•        the costs and timing of preparing, filing, and prosecuting patent applications, maintaining and enforcing our intellectual property rights, and defending any intellectual property-related claims, including any claims by third parties that we are infringing upon their intellectual property rights;

•        our ability to maintain existing, and establish new, strategic collaborations, licensing, or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty, or other payments due under any such agreement;

•        the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•        expenses to attract, hire and retain, skilled personnel;

•        the potential increase in the number of our employees and establishment of physical facilities to support preclinical studies and clinical trials;

•        the costs of operating as a public company, including expenses related to legal, accounting, and regulatory activities, as well as costs associated with director and officer insurance premiums, investor relations support, and maintaining compliance with exchange listing and SEC requirements;

•        our ability to establish a commercially viable pricing structure and obtain approval for coverage and adequate reimbursement from third-party and government payors;

•        patients’ willingness to pay out-of-pocket for any approved products in the absence of coverage and/or adequate reimbursement from third-party payors;

•        the costs associated with potential product liability claims, including the costs associated with obtaining insurance against such claims and with defending against such claims

•        the effect of competing technological and market developments;

•        the extent to which we acquire or invest in businesses, products and technologies; and

•        the impact of inflation and tariffs, as well as other factors, including economic uncertainty and geopolitical tensions, which may exacerbate the magnitude of the factors discussed above.

A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy.

As of June 30, 2026 and December 31, 2025, we had cash and cash equivalents of $13.5 million and $18.9 million, respectively. These amounts are not expected to be sufficient to fund our operations for at least twelve months from the date of issuance of the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus without raising additional capital through equity or debt instruments, collaborations or other strategic transactions. As a result, these conditions and events raise substantial doubt about our ability to continue as a going concern within twelve months after the date the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus are issued.

Our management has concluded that its plans do not alleviate the substantial doubt about our ability to continue as a going concern within twelve months after the date the unaudited interim condensed consolidated financial statements included elsewhere in this prospectus are issued. The unaudited interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty. See “Risk Factors — Risks Related to Our Limited Operating History, Business, Financial Position and Capital Requirements — Our recurring losses from operations and financial condition raise substantial doubt about our ability to continue as a going concern and the report of our independent registered public accounting firm on our financial statements as of and for the fiscal year ended December 31, 2025 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern.” Our ability to continue as a going concern is dependent upon our ability to successfully secure sources of financing and ultimately achieve profitable operations.

Based on current operating plans, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations through at least the next            months from the date of this prospectus. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations from the sale of additional equity or debt instruments, or other capital that comes in the form of strategic collaborations, licensing, or other arrangements. We currently have no credit facility or committed sources of capital. In the event that additional financing is required, we may not be able to raise it on terms acceptable to us, or at all. If we raise additional funds through the issuance of equity or debt securities, it may result in dilution to our existing stockholders. Debt financing or preferred equity financing, if available, may result in increased fixed payment obligations, and the existence of securities with rights that may be senior to those of our common stock. If we incur indebtedness, we could become subject to covenants that would restrict our operations. If capital is not available to us when, and in the amounts, needed, we may need to delay, scale back or abandon some or all of our development programs and other operations, which could materially affect our business, financial condition and results of operations.

If we raise funds through strategic collaboration, licensing or other arrangements, we may relinquish significant rights or grant licenses on terms that are not favorable to us. Our ability to raise additional funds may be adversely impacted by potential worsening global economic conditions and disruptions to, and volatility in, the credit and financial markets in the United States and worldwide. If we are unable to raise additional funds through equity or debt instruments when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Cash Flows

Comparison of the Six Months ended June 30, 2026 and 2025 and the Fiscal Years Ended December 31, 2025 and 2024

The following table summarizes our cash flows for each of the periods presented:

(in thousands)	Six Months Ended June 30,		Fiscal Year Ended December 31,
	2026	2025	2025 (As Restated)	2024
Net cash used in operating activities	$(5,410)	$(1,299)	$(7,780)	$(1,755)
Net cash provided by investing activities	—	—	—	—
Net cash provided by financing activities	2	11,374	18,496	3,615
Net increase (decrease) in cash and cash equivalents	$(5,408)	$10,075	$10,716	$1,860

Operating Activities

During the six months ended June 30, 2026, net cash used in operating activities was $5.4 million, compared to $1.3 million for the six months ended June 30, 2025, an increase of $4.1 million. During the fiscal year ended December 31, 2025, net cash used in operating activities was $7.8 million, compared to $1.8 million for the fiscal year ended December 31, 2024, an increase of $6.0 million.

The increase in cash used in operating activities in the six months ended June 30, 2026 compared to the six months ended June 30, 2025 was primarily driven by higher operating expenditures associated with our ongoing Phase 2b clinical trial of RTN-001, including costs incurred under agreements with CROs and CMOs, and increased general and administrative expenses associated with our preparation for an initial public offering, partially offset by an increase in accounts payable reflecting the timing of vendor payments.

The increase in cash used in operating activities in the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024 was primarily driven by higher operating expenditures driven by the initiation of our Phase 2b clinical trial for RTN-001, including costs incurred under agreements with CROs and CMOs, and increased general and administrative expenses associated with preparation for our initial public offering, partially offset by an increase in accounts payable.

Investing Activities

There were no investing activities during the six months ended June 30, 2026 and 2025 and the fiscal years ended December 31, 2025 and 2024.

Financing Activities

During the six months ended June 30, 2026, net cash provided by financing activities was approximately $2,300, consisting of $3,322 of proceeds from the exercise of stock options, partially offset by $1,025 of issuance costs paid in connection with our Series B Convertible Preferred Stock financing. During the six months ended June 30, 2025, net cash provided by financing activities was $11.4 million, consisting of net proceeds from the issuance of our Series B Preferred Stock.

During the fiscal year ended December 31, 2025, net cash provided by financing activities was $18.5 million, compared to $3.6 million for the fiscal year ended December 31, 2024, an increase of $14.9 million.

The increase in net cash provided by financing activities in the fiscal year ended December 31, 2025 compared to the fiscal year ended December 31, 2024 was primarily driven by net proceeds of $18.5 million received from the issuance of our Series B Preferred Stock in the fiscal year ended December 31, 2025, compared to net proceeds of $3.6 million received from the issuance of our Series A Preferred Stock in the fiscal year ended December 31, 2024.

Contractual Obligations and Commitments

We enter into contracts in the normal course of business with clinical trial sites, clinical supply manufacturers, CROs, CMOs, and other vendors for clinical trials, research and development services and supplies, and other services and products for operating purposes. These contracts generally provide for termination after a notice period, and, therefore, are cancelable contracts and not separately presented. For additional information regarding our contractual obligations and commitments, see Notes 9 and 10 to our consolidated financial statements included elsewhere in this prospectus.

We are also party to certain license agreements, which contain a number of contractual obligations. Those contractual obligations may entitle us to receive, or may obligate us to make, certain payments. The amount and timing of those payments are unknown or uncertain as we are unable to estimate the timing or likelihood of the events that will obligate those payments. Under the Redux Agreement, we have milestone payment obligations that are contingent upon the achievement of certain development milestones and specified levels of product sales and are required to make certain royalty payments in connection with the sale of products developed under the agreement. We could not estimate the timing or likelihood of achieving the milestones, and accordingly, when such payments will be due, and none of these events were probable to occur as of June 30, 2026. For additional information regarding the Redux Agreement, see “Business — Intellectual Property — Key Agreements” and Note 9 to our consolidated financial statements included elsewhere in this prospectus.

Critical Accounting Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). The preparation of the accompanying consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. In accordance with GAAP, we evaluate our estimates and judgments on an ongoing basis, including those related to estimates of the fair value of the Company’s common stock and share-based instruments, certain accrued expenses, and the valuation allowance associated with deferred tax assets. We base our estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We define our critical accounting policies as those accounting principles that require us to make subjective estimates and judgments about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations, as well as the specific manner in which we apply those principles. While our significant accounting policies are more fully described in Note 2 to our audited consolidated financial statements appearing elsewhere in this prospectus, we believe the following are the critical accounting policies used in the preparation of the accompanying consolidated financial statements that require significant estimates and judgments.

Accrued Research and Development Costs

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses as of each balance sheet date. This process involves reviewing open contracts and purchase orders, including our site contracts for sites that are participating in ongoing clinical trials, communicating with our personnel to identify services that have been performed on our behalf, and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of the actual cost. The majority of our service providers invoice us monthly in arrears for services performed or when contractual milestones are met and payments are typically due between 30 and 60 days following receipt of the invoice. We make estimates of our accrued expenses as of each balance sheet date based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary.

We base our expenses related to research and development activities on our estimates of the services received and efforts expended pursuant to quotes and contracts with vendors that conduct research and development on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the research and development expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we adjust the accrual or prepaid balance accordingly. Non-refundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity has been performed or when the goods have been received rather than when the payment is made.

Although we do not expect our estimates to be materially different from amounts incurred, if our estimates of the status and timing of services performed differ from the actual status and timing of services performed, it could result in us reporting amounts that are too high or too low in any particular period.

Stock-Based Compensation

We measure the cost of employee, nonemployee, and director services received in exchange for an award of equity instruments based on the fair value of the award on the date of grant and recognize the related expense over the period during which the employee, nonemployee or director is required to provide service in exchange for the award on a graded-vesting basis.

We estimate the fair value of each award on the date of grant using the Black-Scholes option-pricing model. This model requires the use of highly subjective assumptions to determine the fair value of each stock-based award, including:

•        Fair value of common stock.    See “— Determination of the Fair Value of Common Stock” below.

•        Expected term.    The expected term represents the period that the stock-based awards are expected to be outstanding. The expected term for our stock options was calculated based on the weighted-average vesting term of the awards and the contract period, or simplified method.

•        Expected volatility.    Since we are not yet a public company and do not have any trading history for our common stock, the expected volatility was estimated based on the average historical volatilities of common stock of comparable publicly traded entities over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on their size, stage of their life cycle, or area of specialty. We will continue to apply this process until enough historical information regarding the volatility of our stock price becomes available.

•        Risk-free interest rate.    The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options.

•        Expected dividend yield.    We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

Changes in the foregoing assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These inputs are subjective and generally require significant analysis and judgment to develop. See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus, for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the periods presented.

As of June 30, 2026, there was $1.1 million of total unrecognized stock-based compensation expense related to our granted service-based vesting options and warrants, which we expect to recognize over a remaining weighted-average period of 2.1 years. As of December 31, 2025, there was $0.9 million of total unrecognized stock-based compensation expense related to our granted service-based vesting options and warrants, which we expect to recognize over a remaining weighted-average period of 1.9 years.

The intrinsic value of all outstanding stock options as of            , 2026 was approximately $            million, based on the assumed initial public offering price of $            per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, of which approximately $            million related to vested stock options and approximately $            million related to unvested stock options.

Determination of the Fair Value of Common Stock

There are significant judgments and estimates inherent in the determination of the fair value of our common stock. These estimates and assumptions include a number of objective and subjective factors, including external market conditions, the prices at which we sold shares of our convertible preferred stock, the superior rights and preferences of securities senior to our common stock at the time of, and the likelihood of, achieving a liquidity event, such as an initial public offering or sale of the Company.

As there has been no public market for our common stock prior to this offering, the estimated fair value of our common stock underlying our stock-based awards has been determined by our board of directors as of each option grant date with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). In valuing our common stock, the equity value of the business was determined using the backsolve method, a form of the subject company transaction method, wherein the equity value for a privately held company is derived from a recent transaction in our securities. The value is then allocated using the hybrid method allocation methodology. In accordance with Practice Aid, we use a hybrid method, which is a hybrid between the option pricing method (“OPM”), and the probability-weighted expected return method (“PWERM”). The hybrid method is a combination of PWERM and OPM. The OPM allocates the overall company value to the various share classes based on differences in liquidation preferences, participation rights, dividend policy, and conversion rights, using a series of call options. The call right is valued using a Black-Scholes option pricing model. PWERM employs additional information not used in the OPM, including various market approach calculations depending upon the likelihood of various discrete future liquidity scenarios, such as an initial public offering or sale of the company, as well as the probability of remaining a private company. In a hybrid method, various exit scenarios are analyzed. A discount for lack of marketability of our common stock is then applied to arrive at an indication of value for our common stock.

In addition to considering the results of these third-party valuations, we considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, which may be a date later than the most recent third-party valuation date, including:

•        the prices of our convertible preferred stock sold to or exchanged between outside investors in arm’s length transactions, and the rights, preferences and privileges of our convertible preferred stock as compared to those of our common stock, including the liquidation preferences of our convertible preferred stock;

•        the progress of our research and development efforts, including the status of preclinical studies and ongoing and planned clinical trials for our product candidates;

•        our stage of development and our business strategy, and material risks related to our business;

•        external market conditions affecting the biopharmaceutical industry, and trends within the biopharmaceutical industry;

•        our financial position, including cash on hand, and our historical and forecasted performance and results of operations;

•        the lack of an active public market for our common stock and our convertible preferred stock;

•        the likelihood of achieving a liquidity event for the holders of our common stock, such as an initial public offering, or a sale of the Company, given prevailing market conditions;

•        the achievement of enterprise milestones, including entering into license agreements;

•        the analysis of initial public offerings and the market performance of similar companies in the biopharmaceutical industry; and

•        the economy in general.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we used significantly different data and assumptions, our stock-based compensation expense could be materially different.

Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock on the date of option grant.

Internal Control Over Financial Reporting

As described in Note 3 to the consolidated financial statements included elsewhere in this prospectus, in connection with the preparation of our unaudited interim condensed consolidated financial statements for the six months ended June 30, 2026, we identified a material weakness in the design of our internal control over financial reporting related to the accounting for advance payments made to a CRO. Specifically, these advance payments were incorrectly recognized as expenses when the related invoices were paid rather than recorded as prepaid expenses and subsequently recognized as research and development expense as the related clinical trial activities were performed. As a result, we have restated our previously issued consolidated financial statements as of and for the year ended December 31, 2025, as described in Note 3 to the consolidated financial statements. Since the fiscal year ended, December 31, 2025, we have proactively taken steps to improve our internal control over financial reporting, including hiring a Chief Financial Officer, retaining additional accounting and finance personnel and formalizing and documenting our internal control framework. We have implemented, and continue to undertake, additional steps to address this material weakness, including, but not limited to:

•        hiring and retaining additional accounting and finance personnel with appropriate public company reporting and internal controls expertise;

•        formalizing and documenting our internal control framework, including risk assessment and monitoring activities;

•        engaging third-party advisors to assist in the review of CRO arrangements and related accruals and prepaid balances; and

•        designing and implementing enhanced review, oversight and approval controls.

We cannot assure you that the measures we have taken to date, and are continuing to implement, will be sufficient to remediate the material weakness we have identified or avoid potential future material weaknesses. If the steps we take do not correct the material weakness in a timely manner, we will be unable to conclude that we maintain effective internal control over financial reporting. Accordingly, there could continue to be a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis.

Off-Balance Sheet Arrangements

Since our inception, we did not have, and we do not currently have, any off-balance sheet arrangements as defined under rules and regulations of the SEC.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus.

We have reviewed all recently issued accounting pronouncements and have determined that, other than as disclosed elsewhere in this prospectus, such standards do not have a material impact on our financial statements or do not otherwise apply to our operations.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

Our cash and cash equivalents consist of cash held in readily available checking and money market accounts. We are exposed to market risk related to fluctuations in interest rates and market prices. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of United States interest rates. However, because of the short-term nature of the instruments in our portfolio, we do not believe a sudden hypothetical change of 10% in market interest rates would have a material impact on our financial condition or results of operations.

Inflation Risk

Inflation generally affects us by increasing our cost of labor and clinical trial costs. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, we may experience some effects in the future due to an impact on the costs to conduct clinical trials, labor costs we incur to attract and retain qualified personnel, and other operational costs, which could adversely affect our business, financial condition and results of operations.

Emerging Growth Company and Smaller Reporting Company Status

The JOBS Act permits that an “emerging growth company” may take advantage of the extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS

Act. Accordingly, our consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards. The JOBS Act also exempts us from having to provide an auditor attestation of internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act.

We will remain an “emerging growth company” until the earliest of: the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue is less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited consolidated financial statements in our Annual Reports on Form 10-K, and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Business

Overview

We are a clinical-stage biopharmaceutical company focused on developing medicines for the treatment of hypertension and other cardiovascular diseases. Our product candidate, RTN-001, is a next-generation, once-daily, oral, small molecule phosphodiesterase-5 (“PDE-5”) inhibitor designed to reduce blood pressure by potentiating nitric oxide signaling, a key mechanism underlying the development and severity of hypertension. While first-generation PDE-5 inhibitors, such as Viagra (sildenafil), were originally studied in cardiovascular indications such as hypertension and angina, we believe they did not have adequate bioavailability and tissue penetration to impact the smooth muscle cells of the central vascular and cardiac tissues and thus failed to achieve clinically meaningful reductions in blood pressure. RTN-001 differs from first-generation PDE-5 inhibitors as it has been specifically engineered to have increased bioavailability and an increased distribution to the muscular arteries in the body such as the aorta and its branches in the central vasculature. In two Phase 2 pilot trials, RTN-001 achieved clinically meaningful placebo-adjusted reductions in systolic blood pressure (“SBP”) and diastolic blood pressure (“DBP”) in patients with hypertension and was generally well tolerated, with no drug-related serious adverse events (“SAEs”) reported. We believe RTN-001 has the potential to be an effective treatment for hypertension with a favorable safety profile and thus be part of an anti-hypertensive treatment approach.

Hypertension is among the most prevalent chronic diseases worldwide and is a leading modifiable risk factor for preventable cardiovascular morbidity and mortality. Even small blood pressure reductions, as low as 5 mmHg, yield measurable improvements in major cardiovascular events and outcomes. Currently, we are developing RTN-001 for the treatment of patients with uncontrolled hypertension (“uHTN”), defined as individuals with blood pressure of 130/80 mmHg or higher while receiving two or more concomitant anti-hypertensive medications; and resistant hypertension (“rHTN”), defined as individuals whose blood pressure does not fall below 130/80 mmHg despite treatment with three or more agents, including a diuretic. In the United States, an estimated 120 million adults, or nearly half of all adults, have hypertension. Because severe hypertension is oftentimes asymptomatic, it is often described by physicians as “the silent killer.” Patients can be either unaware of the severity of their condition or have difficulty remaining compliant with the requisite polypharmacy necessary to control the disease. Persistent elevation of blood pressure is strongly associated with an increased risk of serious clinical consequences, including cardiovascular disease, heart failure, stroke, progressive renal impairment, and other end-organ damage, particularly in patients with other risk factors such as diabetes, obesity and aging. Notwithstanding the broad availability of various antihypertensive therapies, a substantial unmet medical need persists.

RTN-001 was designed to lower blood pressure by enhancing nitric oxide signaling via the nitric oxide-cyclic guanosine monophosphate (“cGMP”) pathway. Nitric oxide is an endogenous vasodilator that directly dilates blood vessels via cGMP activation. Thus, the nitric oxide pathway is a critical component of blood pressure regulation by modulating the level of vascular tone, the degree of contraction of the arterial smooth muscle cells, the major cellular component of the muscular arteries comprising the central vasculature and its branches. PDE-5 is an enzyme that degrades cGMP. By inhibiting cGMP degradation, endogenous nitric oxide-mediated vasoregulatory mechanisms are enhanced. Nitric oxide is also a potent anti-inflammatory molecule, critical for reducing metabolic stress that occurs during the aging process, as well as in medical conditions associated with hypertension such as diabetes, hyperlipidemia and obesity. Enhancing PDE-5 inhibitor-mediated vasodilation is a well-established therapeutic mechanism in penile and pulmonary vasculature tissues, as thinner readily accessible vasculature is involved. As such, first-generation PDE-5 inhibitors are approved for use to treat erectile dysfunction (“ED”) and Type 1 Pulmonary Arterial Hypertension (“PAH”). Notably, first-generation PDE-5 inhibitors were unable to meaningfully reduce blood pressure, which we hypothesize is due to limited biodistribution into the thicker, more compartmentalized, and smooth muscle cell-rich central vascular tissues. RTN-001 was engineered using a proprietary surface chemistry-based platform that enables precise tuning of physicochemical properties to more effectively distribute into cardiovascular smooth muscle tissues than first-generation PDE-5 inhibitors.

In October 2025, we initiated a randomized, multicenter, double-blind, placebo-controlled Phase 2b dose-ranging trial to: (i) identify the minimally effective and optimal dose of the modified release formulation of RTN-001 and (ii) assess the safety and efficacy of RTN-001 for the treatment of adult patients with uHTN while still under treatment with two to five concomitant antihypertensive medications in larger, “real world” settings. The primary endpoint of the trial is the change in peripheral office-seated SBP at week 4 compared to placebo. Key secondary endpoints of the trial include (1) mean change from baseline ambulatory blood pressure monitoring (“ABPM”) over 24 hours and (2) mean change in central blood pressure compared to placebo. Additionally, the trial includes pharmacokinetics and safety assessments to characterize drug exposure, support dose selection and evaluate the overall safety and tolerability profile of RTN-001. Exploratory endpoints include the assessment of the effect of RTN-001 on renal function and nocturnal hypertension. We believe this trial will enable and inform our planned Phase 3 clinical trial. Initial data is expected in the first half of 2027.

Our Product Candidate: RTN-001

We are developing RTN-001, a next-generation, once-daily, oral, small molecule PDE-5 inhibitor, for the treatment of hypertension. RTN-001 is designed to lower blood pressure by potentiating endogenous nitric oxide levels and signaling, thus favoring the restoration of vascular homeostasis. Nitric oxide ameliorates vascular inflammation and scarring, a key mechanism which, when impaired due to nitric oxide depletion or dysfunctional signaling, can exacerbate hypertension. Hypertension remains the leading modifiable risk factor for cardiovascular morbidity and mortality, yet a substantial proportion of patients fail to achieve blood pressure control while under treatment with multiple concomitant antihypertensive agents. Endothelial dysfunction and impaired nitric oxide signaling contribute to sustained vasoconstriction, vascular inflammation, and fibrosis, which are not directly addressed by many existing therapies.

In diseases where endothelial cell lining of the arterial wall is damaged (Figure 1), such as being exposed to oxidative stress associated with diabetes or atherosclerosis, nitric oxide release is impaired, thus decreasing cGMP signaling. The prevention of cGMP breakdown by inhibiting PDE-5 has yielded FDA-approved vasoregulatory molecules that treat diseases such as PAH and ED.

____________

*        Vasodilation (widening) and vasoconstriction (narrowing) are opposing processes that regulate blood flow and arterial pressure by altering the smooth muscle cell contractile state, which regulates the diameter of arteries and arterioles. Nitric oxide is a short acting and critical signaling molecule, synthesized by the endothelium, and it is able to passively permeate the adjacent smooth muscle cells leading to cGMP dependent vasodilation. Nitric oxide deficiency occurs when the cells comprising the arterial vascular lining, the endothelium, are damaged. The most common factors causing this damage are also the most common risk factors for heart disease, including hyperlipidemia, diabetes, tobacco use, aging and obesity. This loss of normal nitric oxide, stemming from disruption of normal endothelial function, can result in end organ damage such as myocardial infarction, stroke and kidney disease.

Unlike first-generation PDE-5 inhibitors, RTN-001 was engineered to enable more effective distribution into cardiovascular smooth muscle tissues and potentiate nitric oxide signaling through its key intracellular secondary messenger, cGMP, within the arterial smooth muscle cell. RTN-001 has been engineered using a pharmacokinetics-first drug design framework to be more bioavailable. Bioavailability refers to the proportion of a drug that remains unbound in the bloodstream and is therefore able to enter blood-perfused tissues and exert a biological effect. By increasing its bioavailability, RTN-001 can more effectively penetrate intracellularly into cardiovascular smooth muscle rich tissues, including the aorta, central vascular tree, and the myocardium of the heart. RTN-001 has been administered to 243 participants across nine completed clinical trials, including two Phase 2 pilot trials in hypertension. In these trials, after treatment with RTN-001, clinically meaningful placebo-adjusted reductions in SBP and DBP were observed in patients with hypertension. RTN-001 was generally well tolerated, with no drug-related SAEs reported. The observed adverse event profile was consistent with the established PDE-5 inhibitor class, consisting primarily of mild to moderate, transient events such as headache, flushing, and visual disturbances.

In the Phase 2 pilot trials, clinically meaningful reductions in both peripheral and central SBP and DBP were observed with various doses of an immediate release formulation of RTN-001. In the largest of these trials, Trial 07-08, 40 hypertensive patients were treated with either 5 or 10 mg of an immediate release formulation of RTN-001, in a randomized, double blind, placebo-controlled cross over trial (14 days on placebo, 14 days on RTN-001) with a primary endpoint of change in placebo corrected SBP at 14 days, with key secondary endpoints including safety and pharmacokinetics. While this trial was not powered for statistical significance, due to its small sample size, treatment effects in supine SBP for the 5 and 10 mg RTN-001 groups were statistically significant (p < 0.01 and p < 0.05, respectively) at all time points except for the 24-hour timepoint for 10 mg RTN-001 (p = 0.0532). There were no SAEs observed in this trial. In Trial 07-05, blood pressure reduction effects were observed in patients with hypertension receiving up to four concomitant antihypertensive medications. Reductions in both peripheral and central blood pressure were also observed at trough, which is the lowest serum concentration of drug measured right before the next dose is given. Across these trials, reductions in blood pressure were observed as early as one hour post-dose. Reducing central blood pressure has been shown epidemiologically to have a positive correlation with reduced cardiovascular events, in particular, a decrease in the incidence of stroke. The results of Trial 07-05 and Trial 07-08 may not be predictive of the outcome of our Phase 2b dose-ranging trial or our planned Phase 3 clinical trial of RTN-001 due to both the larger patient populations of those clinical trials and the differences in clinical trial design that may be required. As a result, we cannot predict how RTN-001 will perform in ongoing and future clinical trials.

Our ongoing Phase 2b clinical trial uses a modified-release formulation of RTN-001, which is intended to provide improved 24-hour blood pressure control enabling once-daily dosing, and reducing previously observed mild to moderate and transient side effects seen in first-generation PDE-5 inhibitors by prolonging the rise to reach maximum pharmacokinetic concentrations (“Cmax”), and also reducing patient-to-patient pharmacokinetic variability, which we believe has the potential to translate into better patient tolerability and outcomes. Initial data is expected in the first half of 2027.

In addition to development of RTN-001 for the treatment of hypertension, we plan to expand the clinical development of RTN-001 into additional cardiovascular or renal indications where the underlying disease pathology can be addressed by potentiating nitric oxide signaling in cardiac, renal and vascular tissues in a diversity of arterial vascular beds. We also intend to explore combination treatments of RTN-001 with approved generic or off patent molecules that has the potential to act synergistically with other hypertension therapies as well as other cardiovascular and renal indications.

Our Team and Corporate History

We were founded in 2023 by a leadership team with significant experience in surface chemistry technologies and small molecule drug discovery and development. Dr. Paul Sweetnam, our Chief Scientific Officer (“CSO”), was the CSO at Surface Logix, Inc., a Delaware corporation (“Surface Logix”), where he, along with three other members of the Retension development team, led the conceptualization, invention and early development of RTN-001. In April 2011, Eric Keller, our Chief Executive Officer (“CEO”), led Surface Logix’s acquisition by Nano Terra, Inc. (“Nano Terra”) where he served in the role of CEO, the establishment of NT Life Sciences, LLC (“NT Life”), a joint venture between a subsidiary of Nano Terra and Kadmon Corporation LLC, a Delaware limited liability company (f/k/a Kadmon Pharmaceuticals, LLC) (“Kadmon”), and the licensing of RTN-001 and other compounds to Kadmon through a sublicense agreement with NT Life. In 2019, Kadmon entered into an exclusive sublicense agreement for RTN-001 and other compounds with Redux Therapeutics, LLC, a Massachusetts limited liability company (“Redux”), a therapeutic asset acquisition and development company. Mr. Keller and Dr. Sweetnam, our CEO and CSO, respectively, each of whom is a manager of Redux. In 2021, Kadmon’s parent entity was acquired by Sanofi S.A. (“Sanofi”), and Kadmon became a subsidiary of Sanofi. In 2023, Retension IP, a wholly-owned subsidiary of the Company and formerly a subsidiary of Redux, entered into a sublicense agreement with Redux, pursuant to which we were granted an exclusive, worldwide, royalty-bearing right and license to develop, manufacture and commercialize RTN-001. We also retain ownership of all clinical data arising from the nine completed clinical trials conducted by Surface Logix, including the two Phase 2 pilot trials for the treatment of hypertension.

Our management team is advised by our Scientific Advisory Board, which is composed of physicians and investigators with expertise in hypertension, nephrology and cardiology. Our Scientific Advisory Board provides us with insight and advice on the clinical development of RTN-001, including the diagnosis and management of uHTN and rHTN, cardiorenal disease and the design and conduct of clinical trials to evaluate cardiovascular-related diseases, and we consult with individual members of our Scientific Advisory Board from time to time on matters within their respective areas of expertise. For additional information regarding the members of our Scientific Advisory Board, see “Management — Scientific Advisory Board.”

Our Strategy

Our goal is to develop and commercialize RTN-001 as a differentiated therapeutic option capable of overcoming the limitations of current antihypertensive treatments for patients with hypertension. We are also exploring RTN-001’s utility across other cardiovascular or renal indications. Key elements of our strategy include:

•        Advance RTN-001 through clinical development for the treatment of hypertension.    We are conducting a randomized, double-blind, placebo-controlled Phase 2b clinical trial to evaluate the safety and efficacy of a modified formulation of RTN-001 in patients with uHTN with initial data expected in the first half of 2027. Hypertension is one of the most common chronic conditions globally, where an estimated 120 million adults, or nearly half of all adults in the United States, had hypertension in 2020. Following completion of our Phase 2b clinical trial, we plan to engage with the FDA in an end-of-Phase 2 meeting and, if supported by the data, initiate a Phase 3 clinical trial.

•        Develop RTN-001 for additional indications where dysregulation of nitric oxide-cGMP signaling contributes to disease pathophysiology.    We believe RTN-001 has the potential to be developed beyond hypertension into additional indications in which impaired nitric oxide-cGMP signaling is believed to be involved, including cardiovascular or renal indications.

•        Explore combination treatments of RTN-001 with approved generic or off patent molecules.    We believe RTN-001 has the potential to act synergistically or additively with other hypertension therapies to more effectively and/or safely treat hypertension as well as other cardiovascular and renal indications.

•        Opportunistically evaluate strategic partnerships to maximize the value of RTN-001.    As we advance the development of RTN-001 and continue to generate additional clinical data, we intend to evaluate the best path for maximizing the value of RTN-001. For certain geographies, we may opportunistically enter into strategic partnerships to accelerate the development and maximize the commercial potential of RTN-001.

•        Selectively evaluate opportunities to expand our pipeline beyond RTN-001.    Our team has experience in various aspects of drug discovery, clinical development, business development and commercialization. We will continue to leverage our team’s expertise to selectively evaluate potential strategic partnerships, collaborations, licenses and acquisitions to expand our pipeline, particularly in cardiovascular indications.

Background on Hypertension

Hypertension is defined by the American College of Cardiology and the American Heart Association (“AHA”) as resting peripheral blood pressure greater than or equal to 130 mmHg when the heart is contracting, known as systolic blood pressure, or greater than or equal to 80 mmHg when the heart is relaxed, known as diastolic blood pressure. Long-term data from the Antihypertensive and Lipid-Lowering Treatment to Prevent Heart Attack Trial (“ALLHAT”) study published in 2002 demonstrates that an incremental 5 mmHg reduction in SBP, which was a clinically meaningful endpoint accepted by the FDA, correlates with a 10% reduction in major cardiovascular outcomes.

Hypertension is one of the most common chronic conditions globally and is a major modifiable risk factor for cardiovascular morbidity and mortality, as well as a modifiable risk factor to prevent a variety of diseases related to end organ damage such as renal disease. Despite long-standing clinical awareness and the availability of multiple treatment classes, hypertension remains widely prevalent, inadequately diagnosed and/or treated — even among patients taking up to five antihypertensive medications and/or unable to tolerate the polypharmacy needed to reach blood pressure goals. The World Health Organization estimates that approximately 1.4 billion adults aged 30 to 79 years worldwide had hypertension in 2024. According to the Global Burden of Disease Study 2021, approximately 10.8 million cardiovascular deaths worldwide were due to high SBP in 2021. In the United States, an estimated 120 million adults, or nearly half of all adults, had hypertension in 2020. Of adults with hypertension, approximately 50% were receiving treatment for hypertension. About 30 million patients, or roughly half of those taking anti-hypertensive medications, fail to achieve guideline-recommended blood pressure goals. Approximately 10 million patients fail to achieve guideline-recommended blood pressure goals despite being on three or more anti-hypertensive medications and may require additional antihypertensive medications. This population is often referred to as having rHTN. Notably, chronic kidney disease (“CKD”) is considered both a cause and a result of rHTN with approximately 33% of rHTN patients having CKD. Conversely, in patients with CKD, between one-third to one-half have rHTN. The inability of patients to reach individual blood pressure target goal contributes to increased rates of cardiovascular events, end-organ damage and premature mortality, costing the United States healthcare system an estimated $131 billion each year. In 2023 alone, hypertension contributed to approximately 664,470 deaths in the United States, underscoring its public health impact. Clinical evidence supports that even modest reductions in SBP can meaningfully reduce cardiovascular risk. Clinical studies have further highlighted the importance of achieving consistent, 24-hour blood pressure control, as elevated nighttime blood pressure is strongly associated with increased cardiovascular risk. These findings reinforce the need for therapeutic approaches that utilize a differentiated mechanism of action capable of delivering sustained blood pressure reductions.

Recent regulatory and clinical guideline developments have materially improved the commercial and development outlook for novel antihypertensive therapies. Current FDA guidance, established in 2008 and 2011, clarified a streamlined approval pathway for antihypertensive drug development by recognizing blood pressure reduction as an established surrogate endpoint for decreased cardiovascular risk and, in many situations, no longer requires long and expensive pre-approval cardiovascular outcomes trials. AHA guidelines lowered treatment targets to 130/80 mmHg, which have expanded the diagnosed and treatable population for hypertension, increasing demand for new therapeutic options. FDA guidance also supports evaluation of antihypertensive therapies in patients receiving multiple antihypertension medications, enabling potential approval for use across the broader hypertension population rather than limiting the indication to uncontrolled or resistant hypertension subsets.

Taken together, the continued high prevalence of hypertension, the challenges many patients face in achieving guideline-recommended targets — with approximately 70% of all treated hypertensive patients in the United States in 2020 failing to achieve their blood pressure goal — and the economic burden associated with the treatment of hypertension underscores a substantial unmet medical need for new treatment options. Innovative therapies with differentiated mechanisms and the potential to complement existing standards of care may help more patients achieve durable blood pressure control and reduce the long-term burden of hypertension-related complications.

The Vascular System

The vascular system is a network of arteries, arterioles, capillaries, venules, and veins that directs and regulates blood flow. Arteries and arterioles play a central role in blood pressure control by regulating vascular resistance, which is largely determined by the contractile state of vascular smooth muscle tissues within the vessel wall (Figure 2).

Large elastic arteries, such as the aorta and major conduit vessels, support blood flow from the heart and influence central blood pressure, while smaller resistance arteries and arterioles regulate peripheral vascular resistance and regional blood flow. Together, these vascular compartments determine both central and peripheral blood pressure profiles, which are increasingly recognized as distinct but may contribute to cardiovascular risk.

The arterial wall is composed of three primary layers: the intima, media (containing elastic tissue and smooth muscle tissue), and externa (Figure 2). The intima contains the endothelial cell layer, which serves as a critical regulator of vascular homeostasis through the release of vasoactive mediators. The media is composed predominantly of vascular smooth muscle cells arranged circumferentially around the vessel lumen. Contraction and relaxation of these smooth muscle cells directly control vessel diameter and, consequently, vascular resistance and blood pressure. The externa provides structural support and contains fibroblasts, nerves, and microvasculature that contribute to vessel integrity and signaling.

The relative thickness, cellular composition, and functional importance of these layers vary substantially across the vascular system, with large elastic arteries, pulmonary arteries and resistance arterioles all exhibiting distinct structural and biomechanical properties (Figure 3). These differences influence not only the regulation of vascular tone, but also the pharmacokinetic and pharmacodynamic behavior of drugs that act within the vascular wall. For example, first-generation PDE-5 inhibitors demonstrated vascular activity in tissues such as the penile and pulmonary vasculature, where thinner vessel walls and lower elastin content facilitated drug penetration to vascular smooth muscle tissues. In contrast, in thicker, more structurally complex and elastin heavy vascular tissue that comprise much of the systemic circulation, these agents exhibited limited diffusion through the vessel wall, reducing effective engagement of smooth muscle tissues within the medial layer.

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*        Cross section of a large elastic artery. Image depicts a large artery (i.e., aorta) with basal lamina and intimal layer (endothelium) the outer layer facing lumen and multiple layers smooth muscle each separated by an elastic fiber layers. (A) High magnification image of the elastin layers (red) in a large artery (20 µm). A cross-section of the penile erectile tissue corpora cavernosa consists of a meshwork of interconnected blood-filled sinusoids (vascular spaces) lined by endothelium and separated by trabeculae of smooth muscle and collagen. (B) High magnification image of this meshwork structure (20 µm).

Normal vascular tone reflects a balance between contracting and dilating signals acting on vascular smooth muscle tissue. These signals arise from neurohormonal pathways, circulating factors, and endothelial-derived mediators. Endothelial-dependent vasodilation is particularly important for maintaining arterial compliance and limiting excessive vascular resistance.

In hypertension, structural and functional changes occur throughout the vascular system. These include increased vascular smooth muscle tone, reduced vasodilatory capacity, reduced production of nitric oxide by endothelial cells and progressive arterial stiffening. Such changes contribute to sustained elevations in blood pressure and increased cardiac workload and may reinforce hypertension over time.

Balancing reactive oxygen species (“ROS”) and eliminating inflammatory molecules requires maintaining a delicate redox equilibrium, where ROS signaling functions normally without accumulating to levels that damage tissues and trigger chronic inflammation. For example, oxidative stress induced by endothelial nitric oxide synthase (“eNOS”) uncoupling plays a notable role in the pathogenesis of arterial hypertension, which is a highly prevalent cardiovascular risk factor, as discussed in detail above, of morbidity and mortality.

Increasing clinical attention has been directed toward the distinction between peripheral blood pressure, typically measured at the brachial artery, and central blood pressure within the aorta and proximal arterial tree. Central blood pressure more directly reflects the load experienced by the heart and cerebral circulation and has been shown in multiple studies to correlate closely with cardiovascular outcomes. Therapeutic strategies capable of improving vascular function across both central and peripheral compartments may therefore offer meaningful advantages in long-term cardiovascular risk reduction.

Collectively, these features highlight the central role of vascular smooth muscle tissue regulation and endothelial function in blood pressure control. Disruption of normal vasodilatory signaling within the arterial wall can increase vascular resistance, reduce arterial compliance, and contribute to sustained hypertension, providing a biologic foundation for therapies that target vascular tone and endothelial-dependent mechanisms.

Current Treatment Landscape

Hypertension is commonly managed through a combination of lifestyle modification and medications, with current clinical guidelines targeting blood pressure levels below 130/80 mmHg. When lifestyle measures are insufficient, physicians initiate treatment with established antihypertensive drug classes, including angiotensin-converting enzyme (“ACE”) inhibitors, angiotensin receptor blockers (“ARBs”), beta blockers, calcium channel blockers, and thiazide diuretics. These agents are often used in combination, as many patients require two or more medications to achieve guideline-recommended blood pressure goals.

For patients with CKD (estimated Glomerular Filtration Rate (“eGFR”) <60 ml/min per 1.75 m2) 2021 Kidney Disease Improving Global Outcomes (“KDIGO”) guidelines, which have been accepted by AHA, have lowered target SBP from 130 mm Hg to 120 for most non-dialysis CKD patients, thus increasing the need for additional and potent anti-hypertensive treatments that can be given safely to this medically complex patient population. Management of rHTN patients with CKD can be complex due to the high prevalence of comorbidities (such as diabetes, hyperlipidemia and obesity), polypharmacy and side effects of current therapies. Current AHA guidelines for CKD patients with hypertension recommend first-line use of an angiotensin converting enzyme inhibitor (“ACE inhibitor”) or angiotensin receptor blocker (“ARB”), but not both), especially in the presence of albuminuria. Given the increased incidence of hyperkalemia with inhibition of the renin angiotensin aldosterone (“RAAS”) axis, oftentimes a loop diuretic is added. By definition, rHTN patients need additional anti-hypertensive treatment and while mineralocorticoid receptor antagonists (“MRAs”) such as spironolactone or aldosterone synthase inhibitors can be effective, additional electrolyte abnormalities such as hyperkalemia and hyponatremia are prevalent and require close monitoring. RTN-001 inhibits PDE-5 and acts through the nitric oxide-cGMP pathway, a mechanism that is independent of the RAAS axis, and accordingly we would not expect it to be associated with electrolyte abnormalities and associated monitoring. RTN-001 has not been evaluated in patients with CKD, and any benefit to this population relative to aldosterone-targeted therapies has not been established.

Despite the availability of multiple therapeutic classes, hypertension often remains difficult to control because its pathophysiology involves the dysregulation of several interconnected organ systems, including renal, cardiovascular, endocrine, and central nervous system. As a result, physicians typically initiate treatment with antihypertensive agents selected primarily from the following five drug classes, which may later be combined with other therapies if the patient’s target blood pressure is not successfully achieved with the initial treatment. Key limitations of existing therapeutic classes in reducing blood pressure are set forth in Figure 4 below:

Figure 4. Current FDA-Approved Therapeutic Classes for the Treatment of Chronic Hypertension

	Ace Inhibitors	Angiotensin receptor blockers (ARBs)	Beta blockers	Calcium Channel Blockers	Thiazide Diuretics
Time to BP Effect *Onsite after first administered dose*	Hours–days; stabilizes ~1–2+ weeks	Hours–days; stabilizes ~1–2+ weeks	Hours for HR effects; BP lowering days–weeks	Hours–days (often prompt); stabilizes ~1–2 weeks	Days; full effect ~2–4 weeks (volume set-point)
Mechanism of BP Control *Primary physiologic pathway driving BP*	Reduces angiotensin II/aldosterone and may increase bradykinin	AT1 blockade reduces vasoconstriction and reduces aldosterone	β1 blockade reduces HR/contractility and reduces renin	L-type Ca^{2+} block: DHP causes vasodilation; non-DHP reduces HR/AV conduction	Increases Na^{+} excretion leading to reduced volume; chronically reduces SVR
Safety	Increased K^{+}/renal effects requiring labs; cough; angioedema	Increased K^{+}/renal effects	Bradycardia, fatigue; avoid abrupt stop	Cause edema, slow heart rate and atrioventricular block	Hyponatremia (early; higher risk older pts), hypokalemia, increased uric acid/gout requiring labs
Prescribing Fit *Patient segments and constraints*	Broad fit; pregnancy contraindicated (boxed fetal toxicity)	ACE alternative when cough; pregnancy contraindicated	Not first-line uncomplicated HTN; best with CAD/HFrEF/arrhythmias	Broad fit; non-DHP avoided in some HF/conduction disease	Strong base for salt/volume-driven HTN; limited by electrolytes/gout
Patient Outcomes *Clinical Benefit drivers*	Benefits in HFrEF/post-MI and kidney protection in proteinuric CKD; cough/ angioedema limits	Similar BP-driven benefit; often better tolerated than ACE; monitoring requirements (K^{+}, eGFR, creatinine) may limit use	Clear benefit in HFrEF & post-MI/CAD; less benefit as HTN-only choice	Event reduction via BP lowering; edema/bradycardia limits	CV risk reduction via BP lowering; AEs can limit persistence

Nitrates, which act as nitric oxide donors to activate soluble guanylate cyclase (“sGC”), and sGC stimulators, which directly target the enzyme to increase cGMP production, also target the nitric oxide-cGMP pathway to induce vasodilation, but are currently not FDA-approved for chronic systemic hypertension. Nitrates are primarily indicated for angina and sGC stimulators are approved for pulmonary hypertension and heart failure. Both classes can cause reflex tachycardia or hypotension, which limits their use for long-term systemic blood pressure control compared to ACE inhibitors or ARBs.

Treatment strategies continue to evolve as clinicians seek more durable and consistent blood pressure control, including greater emphasis on understanding differences between central and peripheral blood pressure and their respective associations with cardiovascular outcomes. While endothelial dysfunction and impaired nitric oxide signaling are increasingly recognized as a core mechanism in hypertension, they are not directly targeted by currently approved antihypertensive drug classes, which primarily act through volume reduction, RAAS modulation, or calcium-channel blockade.

The Role of Nitric Oxide Deficiency in Hypertension

Nitric oxide is a naturally produced vasodilator and a key regulator of vascular tone and blood pressure control. Within the vascular endothelium, endothelial nitric oxide synthase produces nitric oxide, which activates cGMP signaling in vascular smooth muscle tissue and promotes vasodilation. This pathway plays an essential role in maintaining healthy vascular function and represents a distinct and complimentary mechanism compared to existing antihypertensive agents (Figure 5).

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*        Schematic figure of the nitric oxide-cGMP pathway. Nitric Oxide is synthesized by nitric oxide synthase in endothelial cells, diffuses through extracellular matrix (e.g., elastin and laminin) and smooth muscle plasma membrane. Once inside the smooth muscle cell, it activates guanylate cyclase which in turn increase intracellular cGMP. cGMP mediates relaxation of these cells resulting in the reduction of blood pressure. RTN-001 blocks the breakdown of cGMP by PDE-5 thereby enhancing endogenous cGMP signaling.

Nitric oxide is critical to regulation of vascular tone by diffusing, as a gaseous signaling molecule, into the underlying smooth muscle cells. The arterial endothelium acts as a mechanosensor, releasing nitric oxide, which is synthetized via eNOS or NOS3. Unlike membrane bound receptors, the primary receptor for nitric oxide is sGC located in the cytosol of smooth muscle cells. When nitric oxide binds to sGC, it increases that enzyme’s activity by one hundred-fold and activated sGC converts guanosine triphosphate (“GTP”) to cGMP. Accumulating cGMP acts primarily through protein kinase G (“PKG”), which promotes Ca++ sequestration and also activates myosin light chain phosphatase, directly inducing relaxation, independent of calcium concentration. In healthy physiologic states, the signal is transient and endogenous PDE-5 acts as a nitric oxide “off” switch to hydrolyze cGMP to an inactive form.

In settings where the arterial vasculature is abnormal or under stress (such as hypertension, diabetes, smoking, hyperlipidemia, and aging), a highly selective and potent inhibition with a PDE-5 inhibitor such as RTN-001 may prevent the degradation of cGMP and may potentiate endogenous nitric oxide levels.

A reduction in nitric oxide availability, a component of endothelial dysfunction, is increasingly recognized as an important contributor to the development and progression of several cardiovascular-related diseases, including hypertension. Nitric oxide production can be reduced by lower activity of nitric oxide synthase, the enzyme that produces nitric oxide in blood vessels, as well as by oxidative stress, age-related vascular changes, and cardiovascular risk factors such as smoking. As nitric oxide levels decline, vascular vasodilatory capacity diminishes, resulting in increased vascular resistance and elevated blood pressure.

Because cGMP is a key second messenger in this pathway, we believe therapeutic approaches restoring nitric oxide-cGMP signaling by increasing endogenous nitric oxide availability or enhancing downstream cGMP signaling can be highly effective in restoring vascular homeostasis and repairing pathologic nitric oxide-cGMP uncoupling. Traditional nitric oxide-donating therapies, including organic nitrates, have demonstrated that enhancing nitric oxide signaling can reduce central blood pressure. However, these agents have thus far been limited by short pharmacologic duration, tolerance development, and inconsistent blood pressure effects.

Another approach to potentiate the effects of nitric oxide is to inhibit PDE-5, an enzyme that degrades cGMP in vascular smooth muscle tissue. Inhibiting PDE-5 can increase and prolong cGMP signaling downstream of nitric oxide, thereby enhancing nitric oxide-mediated vasodilation without directly impacting the levels of nitric oxide. Accordingly, we believe approaches designed to enhance nitric oxide-cGMP signaling downstream rather than directly donate nitric oxide may support more consistent blood pressure control in patients.

The ability of PDE-5 inhibition to promote vascular homeostasis is based on its ability to preserve an endogenous modulatory signaling system that has been altered by exogenous disease processes such as hyperlipidemia, inflammatory reactive oxidative stress, hypertension, atherosclerosis, and aging. PDE-5 inhibition does not create cGMP; this mechanism of action prevents the destruction or hydrolysis of existing cGMP by inhibiting PDE-5 enzymatic activity. This mechanism of action relies on the body’s own natural pulsatile arterial endothelial nitric oxide production (endogenous nitric oxide synthesized by eNOS), elevating cGMP levels within a physiologic range. In comparison, external nitrates are prodrugs that are metabolized into nitric oxide and can cause sGC to produce an exogenous, supraphysiologic “surge” of cGMP.

Limitations of First-Generation PDE-5 Inhibitors

Inhibition of PDE-5 has been demonstrated to increase cGMP levels and enhance smooth-muscle relaxation, which enhances the physiologic effects of nitric oxide on vascular tone and blood pressure regulation. Because PDE-5 inhibition acts downstream by reducing cGMP breakdown, its pharmacologic effect is influenced by the level of upstream nitric oxide-cGMP pathway activity.

This therapeutic approach has been validated by existing commercial therapies, such as Viagra, in ED and PAH. Initially, PDE-5 inhibitors, including Viagra, were explored for systemic blood pressure reduction. However, these agents did not achieve consistent reductions in blood pressure, which we believe was due to insufficient distribution to cardiovascular tissues relevant to hypertension. Their use in hypertension has therefore remained limited, despite the underlying mechanistic rationale.

Our Solution

RTN-001 is designed to address key limitations of first-generation PDE-5 inhibitors, including their limited distribution to cardiovascular tissues and failure to achieve clinically meaningful reductions in blood pressure. A proprietary biophysical chemistry approach was used to optimize tissue distribution, non-target protein interactions, absorption, half-life and pharmacokinetic and pharmacodynamic properties, supporting sustained effects on vascular smooth muscle.

Molecular interactions occur at biological surfaces, including those formed by proteins, lipids, and aqueous environments. Characterizing how drug candidates behave at these interfaces provides insight into protein binding, membrane absorption and permeability, and tissue distribution, helping guide molecular design decisions during compound optimization and development. In particular, increasing the flexibility of molecular fragments (“Modulons”) can facilitate a greater range of dynamic spatial conformations to optimize the pharmacodynamic properties of small drug molecules.

The design of RTN-001 was optimized using a biophysical chemistry platform (the “Modulon Platform”) consisting of two key technologies: (1) a surface chemistry approach using self-assembled monolayers (“SAMs”) which is a highly versatile, molecular-level tool that is used to build diverse, functionalized biological surfaces by controlling surface properties like hydrophobicity, charge, and chemical functionality; and (2) a medicinal chemistry approach that modifies Modulons to control interactions between small molecules with water, lipids, proteins, and cell surfaces. The Modulon Platform facilitates a rational and iterative approach to drug optimization (Figure 6).

Figure 6. Illustration of SAM-based Biophysical Testing Used to Evaluate Drug-Protein and Drug-Lipid Interactions

1) SAM Construction
A) Monolayers are assembled on gold chips
B) Molecular fragments are fixed to SAM surface
SAMs are constructed to evaluate molecular fragments that can influence the biophysical interactions of a drug
2) Liquid Interface Profiling
Angles of deflection provide data on liquid interface properties
Lipid phase
Water phase
Liquid interactions can be optimized using hydrophobicity measurements
3) Protein Binding Analysis
protein
"Sticky" Fragment or Drug
RESPONSE
TIME
Protein-resistant Fragment
Protein interactions can be optimized using surface plasmon resonance (SPR) measurements to enhance the desired small molecule-protein interaction.
4) Biophysical Optimization
Fragments are selected for more desirable properties over several iterations creating unique biophysical profiles
5) Small Molecule Design
Biophysically optimized drug
The small molecule drug is designed incorporating the fragments to impart the desired biophysical properties.

Generated by a proprietary structure and biophysical chemistry-based platform that enables precise tuning of physicochemical properties, RTN-001 was originally developed from a biochemically validated target and scaffold and designed using the Modulon Platform to minimize off-target protein interactions and increase free fraction of drug in smooth muscle tissue and increase exposure to free drug in vascular smooth muscle tissue, improve permeability within arterial tissue. The result is a distribution profile that potentially differentiates RTN-001 from earlier PDE-5 inhibitors, which were not designed for prolonged engagement of large-vessel vascular tissues.

Collectively, we believe the initial design principles utilized to engineer RTN-001 during discovery and clinical trial results to date support RTN-001’s potential as a differentiated therapeutic candidate for hypertension, where potentiated nitric oxide signaling in cardiovascular tissues is an important consideration that is not addressed by current available treatment options.

With the current approaches to blood pressure control remaining unchanged, we believe our next-generation PDE-5 inhibitor has the potential to serve as a differentiated and targeted option for use both as monotherapy and in combination with existing antihypertensive agents across a broad range of patients.

Based on data from preclinical studies performed by Surface Logix, it was observed that Levitra exhibited high binding to smooth-muscle-associated proteins, which results in off-target protein binding within the extracellular matrices, which we believe would limit drug penetration and reduce the amount of free drug available to reach target cells deeper within the vascular wall. RTN-001 was designed to minimize these interactions, resulting in a higher proportion of unbound active drug reaching vascular smooth muscle tissues responsible for regulating vascular tone and blood pressure.

Comparative surface plasmon resonance (“SPR”) protein-binding assays demonstrated key distinctions between RTN-001 and Levitra, a first-generation PDE-5 inhibitor (Figure 7). While RTN-001 and Levitra were observed to have similar affinity for common plasma protein binding (albumin, α-glycoprotein), RTN-001 was observed to have significantly lower binding to arterial extracellular matrix proteins in the vascular smooth muscle tissues, including elastin and laminin. Levitra exhibited higher levels of binding across multiple plasma, cytoskeletal, and smooth-muscle-associated proteins. This reduced binding to vascular proteins may help preserve greater free-drug availability at the intended site of action within the arterial compartment, supporting the rationale that RTN-001 may be less bound by vascular proteins and therefore may be better able to reach and engage its target in the smooth muscle tissues of the arterial wall.

Based on data from Levitra’s preclinical studies reported in its NDA submitted to the FDA in 2003, the overall drug exposure (“AUC”) of 1 mg 14C-labeled-Levitra in cardiovascular smooth muscle tissues, including the aorta and heart, over a 24-hour period following administration to rats was less than or equal to 0.5 µg-equivalents/g tissue/1 mg drug.

In a preclinical quantitative tissue-distribution study using 14C-labeled RTN-001 measuring AUC over a 24-hour period following administration of 5 mg/kg (~1.375 mg) to rats, RTN-001 was observed to achieve greater than 4.25 µg-equivalents/g tissue/1 mg drug in cardiovascular smooth muscle tissues in male rats, in which the highest non-excretory tissue concentrations were observed in the aorta and heart (Figure 8). We believe that the resulting high level of free drug availability of RTN-001 in cardiovascular smooth muscle supports our expectation that RTN-001 may more effectively distribute to cardiovascular smooth muscle tissues than have been observed previously. These cardiovascular smooth muscle tissues play an important role in blood pressure regulation.

RTN-001 is metabolized in vivo by liver microsomes via enzyme CYP3A4 to produce RTN-146, which compared to RTN-001 has similar selectivity and a similar half-maximal inhibitory concentration (“IC50”) (a widely used pharmacological measure to quantify how much of a drug is needed to inhibit a biological process or target by half). While RTN-146 is present at greater plasma concentrations than RTN-001 and is strongly correlated with PDE-5 inhibitor class-related adverse events, it does not exhibit the tissue distribution characteristics and blood pressure reductions observed with RTN-001.

In head-to-head studies performed by Surface Logix using a spontaneously hypertensive rat model, RTN-001 was observed to produce greater dose-responsive reductions in SBP than those observed with first-generation PDE-5 inhibitors (Figure 9).

In Trial 07-08, RTN-001 was observed to (i) show a statistically significant mean placebo-adjusted reduction in SBP over eight hours of –8.8 mmHg (p-value =0.0019) and a statistically significant maximal placebo-adjusted reduction in SBP of –12.8 mmHg (p-value <0.0001) and (ii) produce a sustained reduction in blood pressure (Figure 10). In contrast, published data for Levitra show a mean maximal placebo-adjusted reduction in standing SBP of –2.0 mmHg and -5.0 mmHg at a 5 mg dose and 10 mg dose, respectively, and a maximal placebo-adjusted reduction in SBP of –5.0 mmHg, which were not statistically significant (although one patient experienced a decrease of >30.0 mmHg after administration of a 5 mg and 10 mg tablet). We believe that these data support the mechanistic rationale that reduced binding to cardiovascular smooth muscle tissue may help preserve higher free-drug fraction available to reach the arterial compartment and contribute to RTN-001’s vascular-tissue selectivity.

Figure 10. Systolic Blood Pressure Effect

Change in Systolic Blood Pressure (mmHg)
5
0
-5
-10
-15
-20
0
1
2
3
4
5
6
7
8
Time (hr)
Placebo
RTN-001 5 mg

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*        Absolute change in SBP over time on day 1 following administration of RTN-001 at the doses shown in Figure 10.

RTN-001 Clinical Development

Clinical Data in Hypertension

RTN-001 has been evaluated in two randomized, placebo-controlled Phase 2 pilot trials (Trial 07-05 and Trial 07-08) in adults with hypertension receiving up to four concomitant antihypertensive medications. The patients in both trials were administered an immediate release formulation of RTN-001 once daily in various dosages (5 mg, 10 mg or 20 mg) or placebo. Both trials evaluated office-seated SBP and DBP at prespecified timepoints, including early post-dose and trough assessments.

Placebo-adjusted reductions in SBP and DBP were observed across all evaluated dosages of RTN-001, with maximal effect observed in the first 6 hours, and clinically significant effect sustained through 16 hours. RTN-001 was well tolerated in both trials, with no treatment-related SAEs reported. Adverse events observed were consistent with the understood safety profile of the PDE-5 inhibitor class and were generally mild and transient.

Phase 2 Pilot Trial 07-05

Trial 07-05 was a two-part, randomized, double-blind, placebo-controlled crossover Phase 2 pilot trial conducted at a single clinical site in the United Kingdom in adults with SBP greater than or equal to 140 mmHg to lower than or equal to 200 mmHg and/or DBP greater than or equal to 90 mmHg to less than or equal to 120 mmHg (Figure 11). Patients were permitted to continue up to four concomitant antihypertensive medications.

•        Part 1 (Single Dose):    Patients received single oral doses of 5 mg or 20 mg RTN-001 under fed/post-breakfast state. Blood pressure was assessed at baseline and at 1 and 2 hours post-dose with the primary objective of determining a dose of RTN-001 to be used for Part 2.

•        Part 2 (Repeat Dose):    Patients received once-daily 10 mg RTN-001 or placebo under fed/post-breakfast state for 12 days. Office-based peripheral and central blood pressure was measured at trough (pre-dose) and post-dose on Days 0, 12, and 24, with the primary endpoint being blood pressure at trough.

Baseline Patient Demographics and Characteristics

Trial 07-05 enrolled a predominantly male (78.3%) and entirely white (100%) population with a mean age of approximately 63 years. The participants had a mean height of 173.4 cm and a mean weight of 83.6 kg, with a mean Body Mass Index (“BMI”) of 27.8 kg/m². At screening for Part 1 of Trial 07-05, mean office-seated peripheral SBP and DBP were 160.4 mmHg and 89.3 mmHg, respectively. At screening for Part 2 of Trial 07-05, mean office-seated peripheral SBP and DBP were 163.7 mmHg and 89.4 mmHg, respectively. Patients were permitted to continue up to four concomitant antihypertensive medications.

Efficacy

In Part 1 of Trial 07-05, a dosage of 10 mg of RTN-001 was selected to be used in Part 2 of Trial 07-05. In Part 2 of Trial 07-05, after treatment with RTN-001 at 10 mg, a placebo-corrected reduction in SBP of –7.56 mmHg and a placebo-corrected reduction in DBP of –4.56 mmHg was observed at one hour post-dose. Placebo-corrected endpoints measured pre-dose (at trough) on Days 12 and 24 also showed reductions in SBP of −5.92 mmHg and DBP −5.25 mmHg, compared with baseline (Figure 12).

Administration of a once-daily 10 mg dose of RTN-001 demonstrated clinically meaningful blood pressure reduction from one-hour post-dose through the trough measurement compared to placebo. RTN-001 observed a placebo-adjusted reduction of –7.56 mmHg SBP and –4.56 mmHg DBP at the one-hour peak. Most notably, reduction of blood pressure remained sustained at trough with a placebo-adjusted decrease of –5.92 mmHg SBP and –5.25 mmHg DBP.

Central aortic blood pressure, measured via pulse wave analysis, demonstrated sustained and clinically meaningful reductions at both peak and trough measurements compared to placebo. Administration of 10 mg RTN-001 was observed to produce a placebo-adjusted reduction in central SBP of –7.64 mmHg at 1 hour (Day 1) and –10 mmHg at 24 hours (Day 12). Central DBP reductions of –3.83 mmHg at 1 hour and –7.33 mmHg at 24 hours were observed. Mean arterial pressure (MAP), a summary measure integrating both systolic and diastolic effects and predictive of cardiorenal outcomes, demonstrated placebo-adjusted reductions of –5.11 mmHg at 1 hour and –7.56 mmHg at 24 hours on Day 12 (Figure 13).

The results of Trial 07-05 may not be predictive of the outcome of our Phase 2b dose-ranging trial or our planned Phase 3 clinical trial of RTN-001, due to both the larger patient populations of those clinical trials and the differences in clinical trial design that may be required. As a result, we cannot anticipate how RTN-001 will perform in ongoing and future clinical trials.

Safety

No SAEs were reported in Trial 07-05 (Figure 14). In Trial 07-05, four patients discontinued administration of RTN-001 due to mild-moderate AEs (one patient from dyspepsia in the placebo group; one patient from headache and dyspepsia at 5 mg RTN-001; one patient from itchy face and eyes at 10 mg RTN-001; and one patient from headache at 20 mg RTN-001).

Figure 14. Safety and Tolerability Results from Trial 07-05

	Placebo N (%)	RTN-001 10 mg N (%)
Overall TEAEs	4 (17.4)	14 (60.9)
Flushing	0	8 (34.8)
Headache	2 (8.7)	5 (21.7)
Dyspepsia	1 (4.3)	3 (13.0)
Fatigue	0	3 (13.0)
Chromatopsia	0	2 (8.7)
Feeling abnormal	0	2 (8.7)
Vision blurred	0	2 (8.7)
Vision disturbance	0	2 (8.7)

Phase 2 Pilot Trial 07-08

Trial 07-08 was a randomized, double-blind, crossover Phase 2 pilot trial in Germany that evaluated once-daily RTN-001 at 5 mg or 10 mg dosages in adults with hypertension. The 28-day trial included patients that continued to take up to three concomitant antihypertensive medications and also compared the blood pressure reduction effects of RTN-001 in fasted compared to semi-fasted state. The primary objective was to evaluate the effect of RTN-001 on supine peripheral SBP and DBP at prespecified timepoints through 24 hours post-dose on Days 1 and 14 (Figure 15).

A total of 40 patients were exposed to study treatment. Baseline mean supine SBP and DBP were 143.6 mmHg and 83.3 mmHg, respectively, in the 5 mg cohort and 136.1 and 79.6 mmHg, respectively, in the 10 mg cohort. Blood pressure assessments included supine and standing SBP, DBP and ABPM.

Baseline Patient Demographics and Characteristics

Trial 07-08 enrolled a diverse hypertensive population with a mean age ranging from 57.5 years in patients that were administered 5 mg of RTN-001 to 60.0 years in patients that were administered 10 mg of RTN-001, consisting of 65% and 55% males, respectively. The trial participants had mean BMIs of 28.1 kg/m² and 28.4 kg/m² for the patients that were administered 5 mg and 10 mg of RTN-001, respectively. Baseline blood pressure was consistent between the two groups, with mean supine SBP and DBP values of approximately 143.6 mmHg and 83.3 mmHg, respectively for the 5 mg group and 136.1 mmHg and 79.6 mmHg, respectively, for the 10 mg group. Patients were permitted to continue up to three concomitant antihypertensive medications.

Efficacy

After treatment with RTN-001, reductions in SBP and DBP were observed to be most pronounced during the first 12 hours after dosing, coinciding with peak plasma concentrations (Figure 16).

Figure 16. Absolute Treatment Effect of RTN-001 in Supine SBP on Days 1 and 14.

Day 1 Change in SBP from Baseline
Change from Baseline (mmHg)
Hour
Placebo
5 mg
10 mg

Hour	1	2	4	6	8	12	16	24
Placebo	-3.7	-0.2	-8.3	-8.3	-1.8	-7.5	-12.5	-10.9
5 mg	-14.9	-13	-17.6	-12.5	-10.7	-13.3	-21.5	-13.6
10 mg	-13.2	-10.1	-14.4	-13.6	-8.2	-13.9	-13.7	-18.3

Day 14 Change in SBP from Baseline
Hour
Placebo
5 mg
10 mg

Hour	1	2	4	6	8	12	16	24
Placebo	-3.3	-2.8	-7.8	-7.5	-1.9	-6.4	-13.4	-9.7
5 mg	-9.6	-10.6	-14	-17.2	-10.3	-11.8	-17.2	-6.2
10 mg	-10.9	-9.2	-14.9	-13.3	-5.9	-10.4	-11.1	-8.7

Day 1 Change in DBP from Baseline
Change from Baseline (mmHg)
Hour
Placebo
5 mg
10 mg

Hour	1	2	4	6	8	12	16	24
Placebo	-2.6	-1.4	-7.1	-4.6	-1.2	-5.9	-6.8	-8.7
5 mg	-7.4	-5.2	-10.8	-8	-3.2	-10.3	-10.5	-10.3
10 mg	-7.5	-6.1	-10.5	-7	-4.4	-10.2	-8.7	-12

Day 14 Change in DBP from Baseline
Hour
Placebo
5 mg
10 mg

Hour	1	2	4	6	8	12	16	24
Placebo	-1.8	-1.1	-5.4	-4.8	-0.3	-4.8	-6.7	-5.2
5 mg	-7.3	-5.5	-10.6	-9.4	-6	-9.5	-9.4	-5.2
10 mg	-7.5	-7.7	-11.4	-10.4	-3.7	-9.6	-9.2	-6.6

Trial 07-08 was not powered for statistical significance. Peak placebo-corrected reductions were observed in supine SBP for RTN-001 at 5 mg (–12.8 mmHg, p<0.0001) and 10 mg (–9.9 mmHg, p=0.0005) and in DBP for RTN-001 at 5 mg (–5.6 mmHg, p=0.0001) and at 10 mg (–6.6 mmHg, p<0.0001) at peak effect. Mean 6-hour post-dose placebo-corrected SBP reductions were observed on Day 1 for RTN-001 at 5 mg (–9.9 mmHg, p<0.0001) and 10 mg (–7.3 mmHg, p=0.0013), with corresponding DBP reductions of –4.1 mmHg (p=0.0002) and –3.8 mmHg (p=0.0008), respectively. Mean 12-hour post-dose placebo-corrected SBP reductions were observed on Day 1 for RTN-001 at 5 mg (–9.1 mmHg, p<0.0001) and 10 mg (–7.0 mmHg, p=0.0007), with corresponding DBP reductions of –3.8 mmHg (p=0.0002) and –3.8 mmHg (p=0.0004), respectively. Effects at 16–24 hours were attenuated, consistent with declining drug exposure at later timepoints. After treatment with RTN-001, reductions in additional blood pressure measures were also observed, including ABPM and standing office blood pressure. These findings were directionally consistent with the peripheral supine results. The results of Trial 07-08 may not be predictive of the outcome of our Phase 2b dose-ranging trial or our planned Phase 3 clinical trial of RTN-001, due to both the larger patient populations of those clinical trials and the differences in clinical trial design that may be required. As a result, we cannot anticipate how RTN-001 will perform in ongoing and future clinical trials.

In an exploratory analysis in Trial 07-08, it was observed that, on average, patients with higher baseline blood pressure experienced a greater magnitude of blood pressure reduction than those with a lower baseline blood pressure at similar plasma concentrations of RTN-001. We believe patients with a higher baseline blood pressure may be responsive to RTN-001.

Figure 17. Exploratory Analysis in Trial 07-08 of SBP Reduction Stratified by Baseline SBP

Baseline band
Low (<134 mmHg), n=14
Mid (134-148 mmHg), n=14
High (>148 mmHg), n=12
Mean change in supine SBP (mmHg)
negative = drop
0
−5
−10
−15
−20
−25
−30
−35
0.0
-2.8
-4.1
-5.9
-8.4
-4.8
-9.5
-10.5
-12.8
-8.2
-15.0
-13.1
-19.6
-25.5
-22.8
-26.6
-18.2
per-bucket n
Low 204 93 28 26 20 21
Mid 187 89 25 32 15 16
High 177 77 25 20 21 16
0
>0-1
1-2
2-4
4-8
8+
RTN-001 plasma concentration bucket (ng/mL)

Moreover, patients in the RTN-001 5 mg cohort had a mean baseline supine SBP of 143.6 mmHg, which was approximately 7.5 mmHg higher compared to the RTN-001 10 mg cohort at 136.1 mmHg (Figure 18).

We believe this difference in baseline blood pressure may be related to the lower reduction in SBP observed in the RTN-001 10 mg cohort as compared to the RTN-001 5 mg cohort. Patients with low baseline that were evaluated in this exploratory analysis in Trial 07-08 would not meet the inclusion criteria for our Phase 2b clinical trial. The results of exploratory analysis in Trial 07-08 may not be predictive of the outcome of our Phase 2b dose-ranging trial or our planned Phase 3 clinical trial of RTN-001, due to both the larger patient populations of those clinical trials and the differences in clinical trial design that may be required. As a result, we cannot anticipate how RTN-001 will perform in ongoing and future clinical trials.

Pharmacokinetics and Exposure/Response

RTN-001 was rapidly absorbed, with peak plasma concentrations occurring between 1.2–1.6 hours. Plasma concentrations of RTN-001 increased proportionally when comparing the RTN-001 5 mg and 10 mg dosages. By 16 hours, RTN-001 plasma concentrations declined substantially and were low or undetectable at 24 hours. Observed blood pressure reductions correlated with periods of higher RTN-001 plasma concentration.

In an exploratory analysis of plasma concentration and blood pressure reduction, the immediate release formulation of RTN-001 was observed to maintain plasma concentrations above 1–2 ng/mL for approximately 4-6 hours at 5 mg and 6-8 hours at 10 mg after dosing. Mean supine SBP reductions were observed to increase with RTN-001 plasma concentration up to approximately 1–2 ng/mL and to plateau at higher concentrations, with concentrations above 2 ng/mL observed to result in limited additional blood pressure reduction (Figure 20).

Figure 20. Mean Change in Supine SBP by RTN-001 Plasma Concentration

plateau
0
-5
-10
-15
-20
Mean change in supine SBP (mm Hg)
-5.7
-10.1
-13.0
-13.1
-13.6
-13.3
0
n=568
>0–1
n=259
1–2
n=78
2–4
n=78
4–8
n=56
8+
n=53
RTN-001 plasma level (ng/mL)

Safety

RTN-001 was generally well tolerated and no SAEs were reported (Figure 21). Two discontinuations occurred due to treatment-emergent adverse events (“TEAEs”) (one patient from stress, one patient from headache) in patients receiving 10 mg of RTN-001. TEAEs were mostly mild to moderate in intensity, with headache being the most frequently reported event (25% in each active-treatment group compared to 7.7% for placebo).

Figure 21. Safety and Tolerability Results from Trial 07-08

System Organ Class Preferred Term	RTN-001 5 mg (N=20) N (%)	Placebo 5 mg Cohort (N=20) N (%)	RTN-001 10 mg (N=20) N (%)	Placebo 10 mg Cohort (N=19) N (%)	RTN-001 Overall (N=40) N (%)
TEAEs	12 (60.0)	4 (20.0)	16 (80.0)	5 (26.3)	28 (70.0)
Nervous System Disorders	6 (30.0)	2 (10.0)	6 (30.0)	1 (5.3)	12 (30.0)
Headache	5 (25.0)	2 (10.0)	5 (25.0)	1 (5.3)	10 (25.0)
Dizziness	3 (15.0)	0	1 (5.0)	0	4 (10.0)
Eye Disorders	3 (15.0)	0	6 (30.0)	1 (5.3)	9 (22.5)
Chromatopsia	1 (5.0)	0	3 (15.0)	0	4 (10.0)
Psychiatric Disorders	0	0	8 (40.0)	0	8 (20.0)
Stress symptoms	0	0	8 (40.0)	0	8 (20.0)
General Disorders and Administration Site Conditions	3 (15.0)	2 (10.0)	2 (10.0)	1 (5.3)	5 (12.5)

System Organ Class Preferred Term	RTN-001 5 mg (N=20) N (%)	Placebo 5 mg Cohort (N=20) N (%)	RTN-001 10 mg (N=20) N (%)	Placebo 10 mg Cohort (N=19) N (%)	RTN-001 Overall (N=40) N (%)
Tiredness	2 (10.0)	0	2 (10.0)	1 (5.3)	4 (10.0)
Musculoskeletal And Connective Tissue Disorders	4 (20.0)	1 (5.0)	2 (10.0)	0	6 (15.0)
Back pain	3 (15.0)	0	2 (10.0)	0	5 (12.5)
Vascular Disorders	3 (15.0)	0	2 (10.0)	1 (5.3)	5 (12.5)
Flushing of face	3 (15.0)	0	2 (10.0)	1 (5.3)	5 (12.5)

Prior Clinical Data

RTN-001 has been evaluated in a clinical development program consisting of a total of nine trials conducted between 2005 and 2009 by Surface Logix, including the two Phase 2 pilot trials for the treatment of hypertension discussed above. Other than Trial 09-09, all trials evaluated the immediate release formulation of RTN-001. In the nine trials, a total of 265 subjects were enrolled, of whom 243 received RTN-001 for up to 14 days across single- and multiple-dose cohorts.

Apart from the two Phase 2 pilot trials for the treatment of hypertension discussed above, the seven additional clinical trials consisted of four Phase 1 trials conducted in healthy volunteers and one Phase 1 trial and two Phase 2 trials in patients experiencing various cardiovascular or vasoregulatory conditions evaluating RTN-001 for the treatment of erectile dysfunction, endothelial dysfunction and Raynaud’s disease, which provided further pharmacodynamic data on vascular responsiveness, informed dose selection and supported advancement into later-stage clinical development.

____________

1        Internal analysis of unpublished studies.

Across the clinical trials, the immediate release formulation of RTN-001 was observed to have a consistent pharmacokinetic profile, evidence of vascular pharmacodynamic activity, and was generally well tolerated. There have been no observed drug-related SAEs reported with RTN-001. The most commonly reported adverse events in the seven additional trials included headache, chromatopsia, dizziness, visual disturbance, blurred vision, and photophobia, consistent with the PDE-5 inhibitor class and mechanism of action consistent with the safety and tolerability results observed in the two completed Phase 2 pilot trials for the treatment of hypertension. The frequency of adverse events was observed to be highest early in the dosing period and to decline with continued dosing (Figure 22).

These seven additional trials identified above were not powered for clinical significance. The trial for erectile dysfunction was a double-blind cross over randomized controlled trial with 40 male patients with history of erectile dysfunction. This trial was an adaptive design trial to determine the maximum tolerated and lowest effective dose of a single dose of immediate release RTN-001. The primary endpoint, beyond safety, tolerability, and pharmacokinetics, was a difference in mean time penile rigidity (greater than or equal to 60%) compared to placebo as assessed by RigiScan® plethysmography monitoring. There was a statistical difference in this parameter in patients receiving 10 and 40 mg, respectively, at 30 minutes to 4 hours post dose and by subjects receiving 10, 20, 40 and 60 mg at 23.5 hours to 25 hours post dose.

With respect to endothelial function, this clinical trial was performed in a single center and was a double blind randomized controlled trial of single and multiple doses of RTN-001 and was focused on safety, pharmacokinetics and was a non-statistically powered evaluation of a qualitative, non-invasive measure of endothelial function (assessment of fingertip hyperemia using peripheral arterial tonometry (“RH-PAT”)) as a pharmacodynamic marker. A total of 48 subjects were enrolled, and 41 patients completed the trial. There were no safety concerns throughout the trial and improvement in the RH-PAT index was observed in the seven-day repeat dose subjects taking 5 mg (compared to placebo) at day 7.

In a small, single center, non-statistically powered double-blind placebo controlled randomized trial in 17 subjects with secondary Raynaud’s Disease, subjects were treated with 10 mg of RTN-001 for 14 days. The primary endpoint was severity of secondary Raynaud’s disease-related attacks during the 14-day RTN-001 dosing period. Compared to baseline, there was no clinically relevant difference between the two treatment groups with high degrees of variability in self-scoring.

Development of a Modified Release Formulation

RTN-001 has been evaluated to date using an immediate release formulation across doses ranging from 5 mg to 80 mg. The compound is rapidly absorbed and exhibits a linear elimination rate.

Evaluation of individual patient-level pharmacokinetic and pharmacodynamic data identified three limitations of the immediate release formulation of RTN-001:

•        Decreased plasma concentrations over 24 hours corresponded with reduced efficacy at trough;

•        Cmax corresponded to the incidence of transient non-serious tolerability events, including headache, flushing, and visual disturbances without providing meaningful additional blood pressure reduction; and

•        Substantial inter-subject variability in systemic exposure was observed.

Plasma concentrations of RTN-001 and RTN-146, its active metabolite, were evaluated when optimizing the modified release formulation of RTN-001 for tolerability.

Concentration of parent compound RTN-001 and metabolite RTN-146 in plasma after oral administration to Sprague-Dawley rats.

In vitro enzymatic assays performed by Surface Logix, consisting of IMAP and scintilallion technologies, yielded observed IC50 values of 0.15 nM and 0.26 nM for RTN-001 and RTN-146, respectively. These studies indicate the inhibition of PDE-5 by both molecules with observed values comparable to the first-generation PDE-5 inhibitor, vardenafil, and greater potency observed than sildenafil and tadalafil in head-to-head assays. In another set of head-to-head enzymatic assays performed by Surface Logix, RTN-001 and RTN-146 were observed to exhibit selectivity profiles across other phosphodiesterase isoforms comparable to that of first-generation PDE-5 inhibitors. Both RTN-001 and RTN-146 demonstrated favorable safety and tolerability profiles.

Two modified release dose strengths (10 mg and 20 mg) of RTN-001 were evaluated in Trial 09-09 and compared with a 15 mg immediate release formulation of RTN-001 (Figure 25). The trial demonstrated that treatment with the modified release formulation resulted in (i) sustained exposure across the 24-hour dosing interval (ii) reductions in Cmax and (iii) improvements in patient-to-patient variability in Cmax. The central graph in Figure 25 shows the plasma concentration of RTN-001 following administration of an immediate release formulation or a modified release formulation.

The pharmacokinetic profile of the modified release formulation of RTN-001 was observed to have a number of advantages over the pharmacokinetic profile of the immediate release formulation of RTN-001. The first was the ability of the modified release formulation to maintain higher concentrations of RTN-001 at 24 hours. The 10 mg and 20 mg doses of the modified release formulation were observed to have mean RTN-001 plasma concentrations of 1.06 ng/mL and 1.48 ng/mL, respectively, at 24 hours, compared to 0.263 ng/mL for the 15 mg dose of the immediate release formulation. We believe the results provide support that the modified release formulation of RTN-001 can provide greater observed 24-hour blood pressure reductions with a once-daily dosing.

____________

*        A. Pharmacokinetic parameters for RTN-001 in plasma, presented as arithmetic mean values from the pharmacokinetic properties of patients in Trial 09-09, comparing the RTN-001 20 mg modified release formulation administered in the fasted state (n=12) with the RTN-001 15 mg immediate release reference formulation administered in the fasted state (n=12). Cmax denotes peak plasma concentration, tmax denotes time to peak plasma concentration presented as median with range, C24 denotes plasma concentration at 24 hours post-dose, and MRT denotes mean residence time. Drug concentrations are presented on a logarithmic scale based on results from Trial 09-09. Data from RTN-001 15 mg immediate release formulation and RTN-001 20 mg modified release formulation were based on results from Trial 09-09. B. Individual-subject peak plasma concentrations of RTN-001 and RTN-146 combined, following administration of the immediate release formulation and the modified release formulation of RTN-001.

Secondly, the modified release formulation was observed to result in a lower combined Cmax of RTN-001 and RTN-146. The 10 mg and 20 mg doses of the modified release formulation of RTN-001 resulted in mean RTN-146 Cmax levels of 15.6 and 31.2 ng/mL, respectively, compared to 74.7 ng/mL for the 15 mg dose of the immediate release formulation of RTN-001. We believe the lower combined Cmax levels of RTN-001 and RTN-146 may be associated with a lower probability of PDE-5 inhibitor class-related adverse events (such as headache, flushing and visual disturbances).

Although RTN-001 Cmax and RTN-146 Cmax increased in parallel, RTN-146 Cmax was observed to be approximately eight times that of RTN-001 Cmax across doses and was strongly correlated with most PDE-5 inhibitor class-related adverse events. Adverse events such as visual adverse events (e.g. chromatopsia) (Figure 26) were observed to scale with dose.

Figure 26. Relationship between RTN-146 Cmax and PDE-5 Inhibitor Class-Related Adverse Events

Exposure effect p-value = 3.4e-13
Observed probability by Dose
0 mg
5 mg
10 mg
20 mg
40 mg
60 mg
80 mg
Logistic Fit 95% CI
Observed probability by exposure bin
Placebo
[5.93,33.6]
[33.6,70.5]
[70.5,452]
85
1
1%
114
8
7%
114
28
25%
115
57
50%
Exposure bins
Total N
Event Occurred
Percentage
1
0.75
0.50
0.25
0
80 mg
60 mg
40 mg
20 mg
10 mg
5 mg
0 mg
Probability of Eye disorders AE
0
100
200
300
400
Metabolite Cmax (1st dose), ng/mL

Upper panel provides logistic regression including all data and lower panel provides exposure distribution for each dose group. The x-axis shows the metabolite exposures derived from the first dose. The bell-shaped distribution curves represent exposures colored by dose groups. The black dashed vertical lines divide exposures into four separate bins. The y-axis in the upper panel represents the probability of Eye disorders AE. The black dot with error bars shows the observed probability of Eye disorders AE by exposure bins, and the colored dots represent the probability of Eye disorders AE by dose group. The grey line and shaded area represent the logistic fit and 95% CI, respectively.

An analysis of pharmacokinetic and blood pressure data from Trial 07-08 identified a plasma drug concentration of RTN-001 of 1-2 ng/mL as the threshold observed to be associated with blood pressure reduction, with concentrations above 2 ng/mL observed to result in limited additional blood pressure reduction. Based on pharmacokinetic modeling of the modified release formulation of RTN-001 at the 15 mg, 30 mg and 45 mg doses selected for the Phase 2b clinical trial, an estimated 54.5%, 90.9% and 100% of patients, respectively, are anticipated to exhibit a 24-hour timepoint concentration (“C24”) above 1 ng/mL, and 27.3%, 54.5% and 81.8% of patients, respectively, are anticipated to exhibit a C24 above 2 ng/mL. Based on the same modeling, we believe a higher dose, such as 60 mg, would result in limited additional blood pressure reduction as 100% and 86.4% of patients were modeled to achieve >1 ng/mL and >2 ng/mL, respectively. In addition, we expect that the higher dose would increase RTN-001 Cmax and RTN-146 Cmax and, correspondingly, the risk of PDE-5 inhibitor class-related adverse events, without additional blood pressure reduction. The results of the pharmacokinetic modeling of the modified release formulation of RTN-001 may not be predictive of the outcome of our Phase 2b dose-ranging trial or our planned Phase 3 clinical trial of RTN-001 due to both the larger patient populations of those clinical trials and the differences in clinical trial design that will be required. As a result, we cannot predict how RTN-001 will perform in ongoing and future clinical trials.

Figure 27. Predicted Plasma Concentrations of RTN-001 (Solid Line) and RTN-146 (Dotted Line) for Selected Modified Release Formulations*

RTN-001 - 45 mg QD
RTN-001 - 30 mg QD
RTN-001 - 15 mg QD
RTN-001 Plasma Concentration (ng/mL)
Nominal Time (hr)
RTN-146 - 45 mg QD
RTN-146 - 30 mg QD
RTN-146 - 15 mg QD
RTN-146 Plasma Concentration (ng/mL)
Nominal Time (hr)
RTN-001 - 45 mg QD
RTN-001 - 30 mg QD
RTN-001 - 15 mg QD
RTN-001 Plasma Concentration (ng/mL)
Nominal Time (hours)
RTN-146 - 45 mg QD
RTN-146 - 30 mg QD
RTN-146 - 15 mg QD
RTN-146 Plasma Concentration (ng/mL)
Nominal Time (hr)

____________

*        Predicted mean steady-state plasma concentration–time profiles for RTN-001(solid lines) and its metabolite, RTN-146 (dotted lines), following once-daily (QD) oral administration of an RTN-001 modified-release (MR) tablet in the fasted state. The profiles shown are derived from pharmacokinetic modeling and represent predicted values; they do not depict observed results from any clinical trial.

We believe that the pharmacokinetic characteristics of the modified release formulation of RTN-001 may provide more sustained blood pressure control across the 24-hour dosing interval, improved tolerability, and more predictable and consistent patient response, in each case, relative to the immediate release formulation of RTN-001. Our ongoing Phase 2b clinical trial uses the modified release formulation of RTN-001 for the treatment of patients with uHTN.

Phase 2b Dose-Ranging Trial in Hypertension

In October 2025, following acceptance of our investigational new drug application (“IND”) by the FDA, we initiated a randomized, multicenter, double-blind, placebo-controlled Phase 2b dose-ranging trial in approximately 31 clinical sites in the United States, as of the date of this prospectus, to evaluate RTN-001 in approximately 280 adults with uHTN receiving two to five concomitant antihypertensive medications (Figure 28). As of             , 2026,              subjects were enrolled in our Phase 2b clinical trial. The trial includes four cohorts of 70 patients receiving either placebo or one of three doses of the modified release formulation of RTN-001 (15 mg, 30 mg or 45 mg) once-daily under fasting conditions for 12 weeks. Dose selection was informed by pharmacokinetic/pharmacodynamic relationships and tolerability data generated across prior clinical trials.

The primary endpoint is the change from baseline in peripheral office-seated SBP at week 4 compared to placebo. Key secondary endpoints of the trial include (1) mean change from baseline ABPM over 24 hours and (2) mean change in central blood pressure compared to placebo. Additionally, the trial includes pharmacokinetics and safety assessments to characterize drug exposure, support dose selection and evaluate the overall safety and tolerability profile of RTN-001. The trial evaluates RTN-001 doses 15 mg, 30 mg and 45 mg to determine the appropriate dose of RTN-001 for our planned Phase 3 clinical trial. Initial data is expected in the first half of 2027.

Assuming a standard deviation of 11 mmHg and a 10% dropout rate, the trial is designed to detect a 7 mmHg between-group difference in SBP. The results of this trial are expected to guide dose selection and design considerations for our planned Phase 3 trial.

Next Steps

Following completion of our ongoing Phase 2b clinical trial for the treatment of patients with uHTN, we intend to request an End-of-Phase 2 meeting with the FDA and, if supported by the data, we plan to initiate a Phase 3 trial designed to further evaluate the efficacy of RTN-001 for the treatment of uHTN and rHTN and establish long-term safety of RTN-001 for chronic use to support an NDA filing.

We intend to explore RTN-001 in patient populations with unmet medical need and where dysregulation of nitric oxide-cGMP signaling contributes to disease pathophysiology focusing on areas where first generation PDE-5 inhibitors have been studied but their effect was limited due to inadequate bioavailability and/or cellular penetration. These indications include but are not limited to: combined pre- post- capillary pulmonary hypertension (“CpcPH”) due to heart failure, non-obstructive hypertrophic cardiomyopathy (“NOHCM”) and heart failure with preserved ejection (“HFpEF”).

Manufacturing

We do not own or operate manufacturing facilities for the production of RTN-001, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently depend on third-party contract manufacturers for our required raw materials, active pharmaceutical ingredients, and finished product candidates for our clinical trials, with some of those suppliers located in the United States and others located outside the United States. See “Risk Factors — Risks Related to Our Reliance on Third Parties — We currently rely on third parties for the manufacture of RTN-001 for clinical development and expect to continue to rely on third parties for the foreseeable future. This reliance on third parties increases the risk that we will not have sufficient quantities of RTN-001 or such quantities at an acceptable cost, which could delay, prevent or impair our development or potential commercialization efforts.”

Competition

The biopharmaceutical industry is highly dynamic, characterized by rapid technological advancements, evolving understandings of disease mechanisms, and a strong emphasis on intellectual property. We anticipate facing competition from a broad range of entities, including large pharmaceutical and specialty pharmaceutical companies, other biotechnology companies, and public and private research organizations. Many of these competitors have substantial financial resources, extensive expertise in research and development, and well-established manufacturing and marketing capabilities.

If RTN-001 is developed successfully and approved for commercial use, we expect to compete primarily with existing therapies targeting uHTN and rHTN against existing therapies and emerging approaches. For further discussion of the risks we face relating to competition, see the section titled “Risk Factors — Risks Related to Commercialization of RTN-001 and any Future Product Candidates — We will face significant competition, and if our competitors develop and commercialize technologies or product candidates more rapidly than we do, or their technologies or product candidates are more effective, safer or less expensive than RTN-001 or any future product candidates we develop, our business and our ability to develop and successfully commercialize products will be adversely affected.”

Intellectual Property

Protection of our intellectual property is fundamental to the long-term success of our business. We believe that our continued success depends in large part on our product candidates, the skills of our employees and their ability to continue to innovate and advance our product candidates. We rely primarily on a combination of patent, license agreements, trade secret laws and know-how, as well as contractual provisions with employees and third parties, to establish and protect our intellectual property rights. We also provide products and information to our vendors and collaborators pursuant to agreements with non-disclosure terms and other conditions that impose restrictions on use and disclosure. We further make use of contractual obligations that require our employees, consultants and contractors with access to our proprietary information to execute nondisclosure and assignment of intellectual property agreements to preserve our intellectual property rights. We generally control access to our proprietary and confidential information through the use of internal and external controls that are subject to periodic review.

The proprietary nature of, and protection for, RTN-001 are important parts of our strategy to develop and commercialize RTN-001 as an alternative treatment to address the unmet medical need in hypertension and other cardiovascular or renal indications.

As of the date of this prospectus, we license one issued U.S. patent under the Historical Agreements and own one issued U.S. patent, one pending U.S. patent application and two pending international patent applications related to RTN-001. Under the Historical Agreements, we currently license a U.S. composition of matter patent covering RTN-001 that nominally expires in 2027. We may not be able to obtain patent term extensions on this patent if we are not able to file an application for marketing approval of RTN-001 until after its nominal expiration date. In March 2025, we were granted a patent to the preferred crystalline polymorph form of RTN-001, which has a nominal expiration date in 2044. In addition, we filed a continuation-in-part application directed to this preferred crystalline polymorph form with additional data. We also provisionally filed a combination therapy patent for RTN-001, which is pending and which would have a nominal expiration date in 2044, if granted. We currently have Patent Cooperation Treaty (“PCT”) filings initiated to establish patent-pending status across a number of jurisdictions outside the United States, including the European Union, Japan and China. Our patents will expire between 2027 and 2044, assuming no patent term extensions or adjustments. In addition, the Company has filed and intends to file additional patent applications worldwide to cover unique formulations and combination products that improve the pharmacokinetics and pharmacodynamics of RTN-001 for the treatment of hypertension as well as other potential indications, and methods of treatment for certain indications.

Our patent strategy includes using the filed patent applications to continue to obtain patented subject matter relevant to current and future product candidates and related technologies, supplemented by additional patent filings covering conceptual methods, specific aspects of current and proposed products, including unique formulations and combination products that improve the pharmacokinetics or pharmacodynamics of RTN-001 for the treatment of hypertension as well as other potential indications, and methods of treatment for certain indications. We also engage in strategic analysis of our patent assets and pursue additional patent claims from our existing portfolio that may provide us with market advantages and assess for opportunities to file additional patent applications on new innovations.

We intend to protect our brands through registration of trademark rights. As of the date of this prospectus, the Company does not own any registered trademarks. We continue to rely, in part, on trade secrets and know-how to protect certain proprietary technology underlying RTN-001 for which we are not pursuing patent protection and other technological innovations to develop and maintain our competitive position. We protect our proprietary rights through a variety of methods, including confidentiality and assignment agreements with employees, consultants, suppliers, collaborators and others who may have access to our proprietary information. See “Risk Factors — Risks Related to Intellectual Property” for more information regarding the risks relating to intellectual property.

Background of RTN-001 Related Licensing Rights

RTN-001 was originally discovered and developed by Surface Logix. In April 2011, Eric Keller, our CEO, led Surface Logix’s acquisition by Nano Terra, where he served in the role of CEO, the establishment of NT Life, a joint venture between a subsidiary of Nano Terra and Kadmon, and the licensing of RTN-001 and other compounds to Kadmon through a sublicense agreement with NT Life. In 2019, Kadmon entered into an exclusive sublicense agreement for RTN-001 and other compounds with Redux, a therapeutic asset acquisition and development company. Mr. Keller and Dr. Sweetnam, our CEO and CSO, respectively, each is a manager of Redux. In 2021, Kadmon’s parent entity was acquired by Sanofi, and Kadmon became a wholly owned subsidiary of Sanofi. In 2023, Retension IP, a wholly-owned subsidiary of the Company and formerly a subsidiary of Redux, entered into a sublicense agreement with Redux, pursuant to which we were granted an exclusive, worldwide, royalty-bearing right and license to develop, manufacture and commercialize RTN-001. We also retain ownership of all clinical data arising from the nine completed clinical trials conducted by Surface Logix, including the two Phase 2 pilot trials for the treatment of hypertension.

Key Agreements

As discussed above, we have obtained the rights related to the development and commercialization of RTN-001 pursuant to a series of key licenses and sublicenses as described below. While our rights to the development of RTN-001 are derived primarily from the Redux Agreement, a summary of the material terms of the key agreements related to these rights are described in further detail below.

Surface Logix Agreement

In April 2011, pursuant to the License Agreement between NT Life and Surface Logix (the “Surface Logix Agreement”), Surface Logix granted NT Life an exclusive, worldwide, sublicensable license under certain intellectual property rights to develop, manufacture, and commercialize certain product candidates of Surface Logix, including RTN-001 (formerly known as SLx-2101). Surface Logix also granted to NT Life a non-exclusive, worldwide, sublicensable license under Surface Logix’s platform technology to develop, manufacture, and commercialize certain products (including RTN-001). Surface Logix retained ownership of all licensed intellectual property and core platform technology, while NT Life owns any new intellectual property developed by NT Life, except for improvements made to Surface Logix’s platform which are owned by Surface Logix.

NT Life may terminate the Surface Logix Agreement, in whole or in part, with six months’ notice, though Surface Logix may accelerate the effective date termination on 30 days’ notice. Either party may terminate the agreement for a material breach if not cured within 60 days or in the case of the other party’s voluntary or involuntary insolvency, if not dismissed or released within 120 days. Surface Logix may terminate with immediate effect upon written notice if NT Life challenges Surface Logix’s patents, and the Surface Logix Agreement automatically terminates if NT Life is dissolved. The Surface Logix Agreement provides that NT Life’s failure to meet required clinical development milestones, which have been achieved, or to use ongoing commercially reasonable efforts to develop a program may, on a product-by-product basis, trigger a reversion of product rights, automatically terminating the license to NT Life for the affected products. Upon termination of the Surface Logix Agreement, (i) all applicable licenses to NT Life would terminate, and (ii) any and all sublicenses granted by NT Life would remain in effect according to their terms with Surface Logix deemed the licensor thereunder.

NT Life Agreement

In April 2011, NT Life and Kadmon entered into a Sub-License Agreement (the “NT Life Agreement”), pursuant to which NT Life granted Kadmon an exclusive, worldwide, sublicensable sublicense to develop, manufacture and commercialize products, including RTN-001 (formerly known as SLx-2101). NT Life also granted to Kadmon a non-exclusive, worldwide, sublicensable license under Surface Logix’s platform technology to develop, manufacture, and commercialize certain products (including RTN-001). Kadmon may terminate the NT Life Agreement, in whole or in part, with six months’ notice, though NT Life may accelerate the effective date termination on 30 days’ notice. Either party may terminate the agreement for a material breach if not cured within 60 days or in the case of the other party’s voluntary or involuntary insolvency, if not dismissed or released within 120 days. NT Life may terminate with immediate effect upon written notice if Kadmon challenges any licensed patents, and the NT Life Agreement automatically terminates if Kadmon is dissolved. The NT Life Agreement provides that Kadmon’s failure to meet required clinical development milestones, which have been achieved, or to use ongoing commercially reasonable efforts to develop a program may, on a product-by-product basis, trigger a reversion of product rights, automatically terminating the license to Kadmon for the affected products. Upon termination of the NT Life Agreement, (i) all applicable licenses to Kadmon would terminate, and (ii) any and all sublicenses granted by Kadmon would remain in effect according to their terms with NT Life deemed the licensor thereunder.

Kadmon Agreement

On February 2019, Kadmon and Redux entered into an Exclusive Sub-License Agreement, as amended (the “Kadmon Agreement” and, together with the Surface Logix Agreement and NT Life Agreement (the “Historical Agreements”)). Pursuant to the Kadmon Agreement, Kadmon granted to Redux an exclusive, worldwide, sublicensable sublicense to develop, manufacture and commercialize two product candidates, including RTN-001 (formerly known as SLx-2101 and KD-027), with Kadmon retaining responsibility for royalty and sublicense revenue payments under a merger agreement dated April 2011 pursuant to which Surface Logix merged with Nano Terra.

Redux is obligated to pay a low-teen percentage royalty of net sales and sublicense revenue to Kadmon for licensed products. Redux also granted to Kadmon a right of first negotiation, pursuant to which, prior to Redux, its affiliates or any sublicensee granting or assigning a right to a third party to commercialize a licensed product in a country in the territory, Redux must offer Kadmon the first right to negotiate such a deal. If Kadmon does not exercise its right of first negotiation or the parties are unable to agree to terms of such a deal, Redux, its affiliates or its sublicensee is free to negotiate and enter into such an agreement with a third party.

Pursuant to the Kadmon Agreement, Redux was obligated, itself or through affiliates or sublicensees, to initiate a Phase 2 clinical trial for at least one compound, which was achieved by Retension IP for RTN-001 pursuant to the Redux Agreement (as defined below). Kadmon may terminate the Kadmon Agreement for Redux’s failure to meet diligence milestones or challenges to licensed patents by Redux or a third party that Redux materially assists. Redux may terminate the Kadmon Agreement voluntarily with 60 days’ notice. The Kadmon Agreement is automatically terminated upon the dissolution of Redux. Either party may terminate the Kadmon Agreement for the other party’s material breach if not cured within 45 days of notice or for the other party’s voluntary or involuntary insolvency, if not dismissed or released within 120 days. Upon termination of the Kadmon Agreement, (i) all applicable licenses to Redux would terminate, and (ii) any and all sublicenses granted by Redux would remain in effect according to their terms with Kadmon deemed the licensor thereunder.

Redux Agreement

On November 17, 2023, our subsidiary, Retension IP entered into a Sublicense Agreement (the “Redux Agreement”) with Redux, pursuant to which Redux granted to Retension IP an exclusive, worldwide, sublicensable license to Redux’s intellectual property rights under the Kadmon Agreement to develop, manufacture and commercialize licensed products, including RTN-001 (formerly known as KD-027). The Redux Agreement incorporates by reference the terms and conditions of the Kadmon Agreement, including the Phase 2 clinical trial milestone which Retension IP has achieved. In connection with the Redux Agreement, Redux assigned to Retension IP the patent portfolio owned by Redux that covered RTN-001 and related compounds, including two U.S. patent applications related to RTN-001 formulations and methods of treatment.

Under the Redux Agreement, Retension IP assumed the royalty obligations owed by Redux to Kadmon, consisting of a low-teens percentage of royalties on net sales of RTN-001 and a low-teens percentage of royalties on sublicensing revenue, subject to customary deductions, to be paid each quarter in which net sales are generated or sublicense revenue is received.

For the six-month periods ended June 30, 2026 and 2025 and the fiscal years ended December 31, 2025 and 2024, the Company has not paid any royalty expenses under the Redux Agreement. Sublicense royalties will be payable until the later of (a) expiration or invalidation of the last valid claim of a corresponding licensed patent covering the applicable Licensed Product (as defined in the Redux Agreement) and (b) expiration of regulatory exclusivity for such Licensed Product (as defined in the Redux Agreement).

The term of the Redux Agreement continues until termination under specified circumstances, including mutual agreement, material breach if uncured for 30 days from notice, business suspension, and insolvency if not dismissed within 60 days. The Redux Agreement also may be terminated in the event of termination of the Kadmon Agreement; provided that, pursuant to the Kadmon Agreement, upon termination of the Kadmon Agreement, all sublicenses granted by Redux (which would include the Redux Agreement) are assumed by Kadmon with Kadmon deemed the licensor thereunder. Upon expiration of the Redux Agreement, the license granted to the Company will become perpetual, fully-paid, royalty-free and irrevocable.

The above descriptions of the Redux Agreement and the Historical Agreements set forth certain key terms regarding such agreements and are not intended to be complete summaries of all agreement terms. Complete copies of the Redux Agreement and the Historical Agreements have been filed as exhibits to the registration statement of which this prospectus forms a part.

Employees

As of            , 2026, we had            full-time professionals,            who are primarily engaged in research and development activities, of which            have one or more advanced degrees. None of our employees or consultants are represented by a labor union or party to a collective bargaining agreement. We consider our relationship with our employees and consultants to be good.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing and export and import of products such as those we are developing. A new drug must be approved by the FDA through the NDA process before it may be legally marketed in the United States.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the federal Food, Drug, and Cosmetic Act (“FDCA”) Public Health Service Act (“PHSA”) and its implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state and local statutes and regulations require the expenditure of substantial time and financial resources. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

•        completion of preclinical laboratory tests, animal studies and formulation studies in accordance with Good Laboratory Practice regulations (“GLPs”) and other applicable regulations;

•        submission to the FDA of an IND application, which must become effective before human clinical trials may begin;

•        approval by an independent institutional review board (“IRB”), or ethics committee at each clinical site before each trial may be initiated;

•        monitoring and input on the progress of the clinical trials by a DSMB, if applicable;

•        performance of adequate and well-controlled human clinical trials in accordance with Good Clinical Practice regulations (“GCPs”) to evaluate the safety and efficacy of the product candidate for its intended use;

•        submission to the FDA of an NDA after completion of all pivotal trials;

•        satisfactory completion of an FDA advisory committee review, if applicable;

•        satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the drug is produced to assess compliance with cGMP requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity, and of potential inspection of selected clinical investigation sites to assess compliance with GCPs and third-party vendors such as suppliers and contract manufacturers to assure compliance with applicable standards and regulations; and

•        FDA review and approval of the NDA to permit commercial marketing of the product for particular indications for use in the United States.

Once a product candidate is identified for development, it enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of an IND application. An IND is a request for authorization from the FDA to administer an investigational drug product to humans. An IND will also include a protocol detailing, among other things, the design and objectives of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the trial includes an efficacy evaluation. Some preclinical testing may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, places the clinical trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Clinical holds also may be imposed by the FDA at any time before or during clinical trials due to safety concerns about ongoing or proposed clinical trials or non-compliance with specific FDA requirements, and the trials may not begin or continue until the FDA notifies the sponsor that the hold has been lifted.

All clinical trials must be conducted under the supervision of one or more qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent in writing for their participation in any clinical trial. Clinical trials must be conducted under protocols detailing the objectives of the trial, dosing procedures, subject selection and exclusion criteria and the safety and effectiveness criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND application, and a separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. While the IND is active, progress reports summarizing the results of the clinical trials and nonclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators for serious and unexpected suspected adverse reactions, findings from other studies suggesting a significant risk to humans exposed to the same or similar drugs, findings from animal or in vitro testing suggesting a significant risk to humans, and any clinically important increased incidence of a serious suspected adverse reaction compared to that listed in the protocol or investigator brochure.

Furthermore, an independent IRB at each institution participating in the clinical trial must review and approve each protocol before a clinical trial commences at that institution and must also approve the information regarding the trial and the consent form that must be provided to each trial subject or his or her legal representative, monitor the trial until completed and otherwise comply with IRB regulations. The FDA or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. In addition, some clinical trials are overseen by an independent group of qualified experts organized by the sponsor, known as a DSMB. Depending on its charter, this group may determine whether a trial may move forward at designated check points based on access to certain data from the trial. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries, including clinicaltrials.gov.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•        Phase 1:    The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, half-life, distribution and excretion and, if possible, to gain an early indication of its effectiveness.

•        Phase 2:    The product candidate is administered to a limited patient population with a specified disease or condition to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product candidate for specific targeted diseases and to determine dosage tolerance and appropriate dosage.

•        Phase 3:    The product candidate is administered to an expanded patient population to further evaluate dosage, to provide substantial evidence of efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk-benefit ratio of the product candidate and provide an adequate basis for product labeling.

Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

During the development of a new drug, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the product in commercial quantities in accordance with cGMPs. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug. In addition, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life.

U.S. Review and Approval Process

The results of product development, preclinical and other nonclinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the chemistry of the drug, proposed labeling and other relevant information are submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees; a waiver of such fees may be obtained under certain limited circumstances.

The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing. Once accepted for filing, the FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act (“PDUFA”), guidelines that are currently in effect, the FDA has a goal of 10 months from the date of “filing” of a standard NDA for a new molecular entity to review and act on the submission. This review typically takes 12 months from the date the NDA is submitted to FDA because the FDA has approximately two months to make a “filing” decision after it the application is submitted.

The FDA may refer an application for a novel drug to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. Before approving an NDA, the FDA will typically conduct a pre-approval inspection of the facility or facilities where the product is manufactured. Additionally, before approving an NDA, the FDA may inspect one or more clinical trial sites to assure compliance with GCPs.

After the FDA evaluates an NDA and conducts inspections of manufacturing facilities where the investigational product and/or its drug substance will be produced, the FDA may issue an approval letter or a Complete Response Letter (“CRL”). An approval letter authorizes commercial marketing of the drug with prescribing information for specific indications contained in the labeling approved by the FDA as part of the NDA approval process. A CRL indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A CRL usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional clinical trial or other significant and time-consuming requirements related to clinical trials, nonclinical studies or manufacturing. If a CRL is issued, the sponsor must resubmit the NDA to address all of the deficiencies identified in the letter or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. In addition, the FDA may require a sponsor to conduct Phase 4 testing, which involves clinical trials designed to further assess a drug’s safety and effectiveness after NDA approval, and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized. The FDA may also place other conditions on approval including the requirement for a risk evaluation and mitigation strategy (“REMS”), to assure the safe use of the drug. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without an approved REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products.

In addition, the Pediatric Research Equity Act (“PREA”), requires a sponsor to conduct pediatric clinical trials for most drugs, for a new active ingredient, new indication, new dosage form, new dosing regimen or new route of administration. Under PREA, original NDAs and supplements must contain a pediatric assessment unless the sponsor has received a deferral or waiver. The required trial must evaluate the safety and effectiveness of the product for the claimed indications in all relevant pediatric subpopulations and support dosing and administration for each pediatric subpopulation for which the product is safe and effective. Certain conditions qualify for a waiver because they rarely or never occur in pediatrics. The sponsor or FDA may request a deferral of pediatric clinical trials for some or all of the pediatric subpopulations. A deferral may be granted for several reasons, including a finding that the drug is ready for approval for use in adults before pediatric clinical trials are complete or that additional safety or effectiveness data needs to be collected before the pediatric clinical trials begin. The FDA must send a non-compliance letter to any sponsor that fails to submit the required assessment, keep a deferral current or fails to submit a request for approval of a pediatric formulation.

Expedited Development and Review Programs

The FDA has a number of programs intended to expedite the development or review of a marketing application for a new drug. For example, the fast track designation program is intended to expedite or facilitate the process of developing and reviewing product candidates that meet certain criteria. Specifically, investigational drugs are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. The sponsor of a fast track product candidate has opportunities for more frequent interactions with the applicable FDA review team during product development and, once an NDA is submitted, the product candidate may be eligible for priority review. With regard to a fast track product candidate, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

A product candidate intended to treat a serious or life-threatening disease or condition may also be eligible for breakthrough therapy designation to expedite its development and review. A product candidate can receive breakthrough therapy designation if preliminary clinical evidence indicates that the product candidate, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance beginning as early as Phase 1 and an organizational commitment to expedite the development and review of the product candidate, including involvement of senior managers.

Any product candidate submitted to the FDA for approval, including a product candidate with a fast track designation or breakthrough designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. An NDA is eligible for priority review if the product candidate is designed to treat a serious condition, and if approved, would provide a significant improvement in safety or efficacy compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of new molecular entity NDAs under its current PDUFA review goals, though a PDUFA goal date (whether standard or priority) does not guarantee a decision by that date.

In addition, a product candidate may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug receiving accelerated approval perform adequate and well-controlled confirmatory clinical trials. FDA may further require such confirmatory trials be underway before accelerated approval is granted. Drugs receiving accelerated approval may be subject to expedited withdrawal procedures if the sponsor fails to conduct the required confirmatory trials in a timely manner or if such trials fail to verify the predicted clinical benefit. In addition, the FDA currently requires as a condition of accelerated approval pre-approval of promotional materials, which could adversely impact the timing of the commercial launch of the product.

Fast track designation, breakthrough therapy designation, priority review, and accelerated approval do not change the standards for approval but may expedite the development or approval process. Even if a product candidate qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decide that the time period for FDA review or that the approval goal date will not be shortened.

Post-Approval Requirements

Any products manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to record-keeping, complaint handling, reporting of adverse experiences, periodic reporting, product sampling and distribution, and advertising and promotion of the product. After approval, certain changes to the approved product may require approval by the FDA, such as adding new indications, certain manufacturing changes and additional labeling claims, while other minor changes are not subject to advanced FDA review and approval and may be implemented by notice to the FDA. Drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMPs and other laws and regulations. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of requirements for post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•        restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•        fines, warning letters, or untitled letters;

•        clinical holds on clinical trials;

•        refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

•        product seizure or detention, or refusal to permit the import or export of products;

•        consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•        mandated modification of promotional materials and labeling and the issuance of corrective information;

•        the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•        injunctions or the imposition of civil or criminal penalties.

In addition, the FDA closely regulates the marketing, labeling, advertising and promotion of drug products. A company can make only those claims relating to safety and efficacy that are approved by the FDA and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements in the promotion of a drug can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties and are undertaken based on the clinical judgment of the physician. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the practice of medicine or the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturers’ communications on the subject of off-label use of their products.

Orphan Drug Designation and Regulatory Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the United States or, if it affects more than 200,000 individuals in the United States, there is no reasonable expectation that the cost of developing and making a drug product available in the United States for this type of disease or condition will be recovered from sales of the product. Orphan designation must be requested before submitting an NDA. After the FDA grants orphan designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan designation does not convey any advantage in or shorten the duration of the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same disease or condition for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity or inability to manufacture the product in sufficient quantities. The designation of such drug also entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. However, competitors may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan exclusivity also could block the approval of a competing product for seven years if a competitor obtains approval of the “same drug,” as defined by the FDA, or if a product candidate is determined to be contained within the competitor’s product for the same disease or condition. In addition, if an orphan-designated product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan exclusivity.

NCE, NCI, and Pediatric Regulatory Exclusivities

Regulatory exclusivity provisions under the FDCA can delay the submission or the approval of certain marketing applications. The FDCA provides a five-year period of non-patent data exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity (“NCE”). A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the NCE exclusivity period, the FDA may not accept for review an abbreviated new drug application (“ANDA”), or an NDA submitted under Section 505(b)(2) (505(b)(2) NDA) submitted by another company for another drug based on the same active moiety, regardless of whether the drug is intended for the same indication as the original innovative drug or for another indication, where the applicant does not own or have a legal right of reference to all the data required for approval. However, an ANDA or 505(b)(2) NDA may be submitted after four years after the NCE’s NDA approval if the application contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder.

The FDCA alternatively provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA if new clinical investigations (“NCI”), other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example new indications, dosages or strengths of an existing drug. This three-year NCI exclusivity covers only the modification for which the drug received approval on the basis of the new clinical investigations and does not prohibit the FDA from approving ANDAs or 505(b)(2) NDAs for drugs containing the active agent for the original indication or condition of use. Five-year NCE exclusivity and three-year NCI exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct, or obtain a right of reference to, all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric exclusivity is another type of marketing exclusivity available in the United States. Pediatric exclusivity provides for an additional six months of marketing exclusivity attached to another period of exclusivity, the latest of existing patent or regulatory exclusivity to which the drug is entitled, if a sponsor conducts clinical trials in children that “fairly respond” to a written request for pediatric studies from the FDA. A sponsor may request FDA to issue such a written request. The issuance of a written request does not require the sponsor to undertake the described clinical trials.

Other Healthcare Laws

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business and may constrain the financial arrangements and relationships through which we research as well as sell, market and distribute any products for which we obtain marketing approval. Such laws include, without limitation, federal and state anti-kickback, fraud and abuse, false claims, data privacy and security and physician and other healthcare provider transparency laws and regulations. If our significant operations are found to be in violation of any of such laws or any other governmental regulations that apply, they may be subject to penalties, including, without limitation, administrative, civil and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations, exclusion from participation in federal and state healthcare programs and imprisonment.

Coverage and Reimbursement

Sales of any product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a plan-by-plan basis. The coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained. These third-party payors are increasingly reducing reimbursements for medical products, drugs and services. In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third-party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product and also have a material adverse effect on sales.

Healthcare Reform

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, each as amended (collectively known as the “ACA”), was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions, including those governing enrollment in federal healthcare programs, reimbursement adjustments and changes to fraud and abuse laws. By way of example, the ACA:

•        increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the average manufacturer price;

•        required collection of rebates for drugs paid by Medicaid managed care organizations;

•        required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 70 percent point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturers’ outpatient drugs to be covered under Medicare Part D; and

•        imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” to specified federal government programs.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. On August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into law. The IRA included, among other provisions, several measures intended to lower the cost of prescription drugs and related healthcare reforms. Specifically, the IRA authorizes and directs the Centers for Medicare and Medicaid Services (“CMS”) to set drug prices for certain Medicare Part B and Part D qualified drugs with the greatest expense to the program, with the first year of maximum price applicability to begin in 2026 and an expanding list of selected drugs each year after. The IRA further authorizes CMS to levy a financial penalty on pharmaceutical manufacturers that increase the price of certain Medicare Part B and Part D drugs faster than the rate of inflation. Finally, the IRA creates significant changes to the Medicare Part D benefit design by capping Part D beneficiaries’ annual out-of-pocket spending at $2,000 beginning in 2025 and creating new financial liabilities for drug manufacturers and health plans providing Part D benefits. In addition, the Center for Medicare and Medicaid Innovation (CMMI) has announced two new mandatory models that propose MFN pricing for certain products covered by Medicare and one new voluntary model that proposes MFN pricing for products covered by Medicaid. These models, or other models announced by CMMI could result in significantly lower reimbursement for products. We cannot be sure whether additional or related legislation or rulemaking will be issued or enacted, or what impact, if any, such changes will have on the profitability of any of our drug candidates, if approved for commercial use, in the future.

Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries, proposed and enacted legislation and executive orders issued by the President designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. Individual states in the United States have also become increasingly active in implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Europe and Rest of World Government Regulation

Our regulatory strategy involves filing clinical trial applications for our early-stage clinical trials in jurisdictions outside of the United States to support enrollment in our clinical trials. As a result, in addition to regulations in the United States, we expect to be subject to a variety of regulations in other jurisdictions that we may in the future select to test or commercialize our product candidates, which may govern, among other things, clinical trials and any commercial sales and distribution of our products. Whether or not we obtain FDA approval of a product, we would need to obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application much like the IND prior to the commencement of human clinical trials. In the EU, for example, a CTA must be submitted to each country’s national health authority and an EC, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with a country’s requirements, clinical trial development may proceed.

The requirements and process governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary from country to country. In all cases, the clinical trials must be conducted in accordance with GCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

To obtain regulatory approval of an investigational drug or biological product under EU regulatory systems, we must submit a marketing authorization application, either under a centralized procedure administered by the European Medicines Agency or one of the procedures administered by competent authorities in the EU member states. The application used to file the NDA in the United States is similar to that required in the EU, with the exception of, among other things, country-specific document requirements.

For other countries outside of the EU, the requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary from country to country. In all cases, again, the clinical trials must be conducted in accordance with GCPs and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

If we or our potential collaborators fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, and criminal prosecution.

Data Privacy, Information Security and Cybersecurity Laws

In the ordinary course of business, we process personal data, and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property, sensitive third-party data, business plans, transactions, financial information, and data we collect about trial participants in connection with clinical trials, or collectively, sensitive data. Accordingly, we are subject to numerous data privacy and security obligations, including foreign and U.S. federal, state, and local laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations related to data privacy and security.

These data privacy and security laws are evolving and may impose potentially conflicting obligations. Such obligations may include, without limitation, the Federal Trade Commission Act, the GDPR, DSP, and HIPAA, as amended by HITECH. In addition, over the past few years, numerous U.S. states have enacted comprehensive privacy laws that impose certain obligations on covered businesses, and similar laws are being considered in several other states, as well as at the U.S. federal level. These new laws are examples of the increasingly stringent and evolving regulatory frameworks related to personal data processing that may increase our compliance obligations and exposure for any noncompliance.

Additionally, because we collect personal data from individuals outside of the United States, through clinical trials or otherwise, we are, or may become, subject to foreign data privacy and security laws, such as the GDPR. Foreign data privacy and security laws impose significant and complex compliance obligations on entities that are subject to those laws. For example, the GDPR applies to any company established in the EEA processing personal data and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. These obligations may include limiting personal data processing to only what is necessary for specified, explicit, and legitimate purposes, requiring a legal basis for personal data processing, requiring the appointment of a data protection officer in certain circumstances, imposing transparency obligations in relation to data subjects, requiring data protection impact assessments in certain circumstances, limiting the collection and retention of personal data, establishing rights for data subjects; formalizing a heightened and codified standard for data subject consents, requiring the implementation and maintenance of technical and organizational safeguards for personal data, mandating notice of certain personal data breaches to the relevant supervisory authority(ies) and affected individuals, and mandating the appointment of representatives in the EU in certain circumstances. For more information, see the risk factor in this prospectus titled “We and our service providers may be subject to a variety of privacy and data security laws and contractual obligations, which could increase compliance costs, and our actual or perceived failure to comply with such laws and obligations could subject us to potentially significant liability, fines or penalties and otherwise harm our business.”

Facilities

Our principal executive office is located at 1104 West Broad Street #1029, Falls Church, Virginia 22046. We currently do not lease any research and development, laboratory, or office space. We believe that suitable facilities will be available in the future if and when needed.

Legal Proceedings

From time to time, we may be subject to various legal proceedings and claims that arise in the ordinary course of our business. Regardless of the outcome, litigation can have a material adverse effect on us because of defense and settlement costs, diversion of management resources, and other factors. We are not currently a party to any legal proceeding, and we are not aware of any pending or threatened legal proceeding against us that we believe, individually or taken together, could have a material adverse effect on our business, operating results or financial condition.

Management

Executive Officers and Directors

Set forth below is certain biographical and other information regarding our directors and our executive officers as of July 31, 2026.

Name	Age	Position(s)
Executive Officers
Eric Keller, J.D.	61	Chief Executive Officer and Director
Alex Schwartz	40	Chief Financial Officer
Paul Sweetnam, Ph.D.	70	Chief Scientific Officer
Alison D. Schecter, M.D.	62	Chief Medical Officer
Sabine Bisson, Ph.D.	55	Chief Operating Officer

Non-Employee Directors
Michael Joseph Berendt, Ph.D.	77	Executive Chairman
Franklin Berger	75	Director
Donald Olds, M.B.A.	65	Director
C.R. Sincock(1)	40	Director

____________

(1)      On August 12, 2026, Mr. Sincock informed our board of directors that he will be resigning as a director effective immediately. See “Certain Relationships and Related Party Transactions — CRS Consulting Agreement and Termination Agreement.”

The following are brief biographies describing the backgrounds of our executive officers and directors.

Executive Officers

Eric Keller, J.D. has served as our CEO and on our board of directors since the Company’s inception in July 2023. Mr. Keller has been a manager of Redux since 2017; co-founder, CEO and director of Response since 2020 where he has led the development of a Phase 2 clinical asset for antipsychotic-induced weight gain and post-GLP-12 weight rebound; and co-founder, vice chair and director of Restor since 2025. Since 2022, Mr. Keller has been the acting President and a director of Noveome Biotherapeutics, Inc., where he led the development of ST-266, a non-cellular biologic for the treatment of necrotizing enterocolitis in neonatal infants, and a member of the board of directors of SGH2 Energy Global, Inc. a company focused on the production of green hydrogen from biogenic waste. He is also the founder and a senior advisor of Hyperion Biosystems, Inc. since January 2014, where he has helped guide the development of a suite of pioneering medical diagnostic technologies. From September 2015 to September 2024, Mr. Keller was Chief Business Officer of SipNose, Ltd., where he helped lead the development of a novel direct-nose-to-brain delivery device and drug-device combination products and sale of the company to AptarGroup, Inc. From January 2006 to July 2014, Mr. Keller was the co-founder and CEO at Nano Terra, Inc., where he led numerous industrial partnerships around the company’s surface chemistry platform and the acquisition of Surface Logix and the subsequent out-license of three clinical assets, including RTN-001 and Rezurock. Mr. Keller received his A.B. from Harvard College and J.D. from Boston College. We believe that Mr. Keller is qualified to serve on our board of directors because of his executive leadership roles at multiple biopharmaceutical companies and extensive industry knowledge.

Alex Schwartz has served as our Chief Financial Officer since April 2026. Most recently, from August 2025 to March 2026, Mr. Schwartz was the Vice President of Financial Planning & Analysis and Investor Relations at Ventyx Biosciences, Inc. (“Ventyx”) (acquired by Eli Lilly and Company). Prior to his tenure at Ventyx, Mr. Schwartz held roles of increasing responsibility in finance and investor relations at Allakos Inc. as Vice President, Strategic Finance and Investor Relations from August 2021 to May 2025, NGM Biopharmaceuticals, Inc. as Executive Director of Investor Relations from August 2020 to August 2021 and Esperion Therapeutics, Inc. as Senior Director of Investor Relations from April 2018 to July 2020. Earlier in his career, Mr. Schwartz served as Vice President, Biotechnology Equity Research analyst at Stifel, Nicolaus & Company, with a coverage focus on small- and mid-cap biotechnology companies. Mr. Schwartz began his career as a trader at Schonfeld Group. He holds an M.B.A. in finance from Boston College and a Bachelor’s degree in Finance from Indiana University.

Paul Sweetnam, Ph.D. has served as our CSO since the Company’s inception in July 2023. Dr. Sweetnam previously served on our board of directors from the Company’s inception in July 2023 until November 2023. Dr. Sweetnam is currently a Technical Consultant for US Biologicals since January 2018; a manager of Redux;

co-founder and CSO of Response since September 2021; and co-founder CSO and director of Restor since September 2024. From August 2001 to February 2011, Dr. Sweetnam was the CSO at Surface Logix, Inc. where he led research and development efforts to progress three candidate molecules from early drug discovery through early-stage clinical development, including RTN-001. From February 2011 through February 2019, Dr. Sweetnam served as Vice President of Research at Nano Terra, Inc. From March 1996 to March 2001, Dr. Sweetnam was the Vice President of Research Technologies at Bayer AG. From August 1988 to February 1996, Dr. Sweetnam held senior roles at Pfizer Inc. (NYSE: PFE) and Nova Pharmaceuticals, Inc. (acquired by Scios Therapeutics, Inc.). Dr. Sweetnam received his B.S. in Biology from University of Maine and his Ph.D. in Biology at Georgetown University, completed his postdoctoral fellowship in the Departments of Psychiatry and Pharmacology at Yale University School of Medicine, and was an assistant professor in the Miami Project to Cure Paralysis at the University of Miami School of Medicine.

Alison D. Schecter, M.D. has served as our Chief Medical Officer since February 2026. From 2024 to 2025, Dr. Schecter was the Senior Vice President and Head of Clinical Development at Mineralys Therapeutics, Inc. (Nasdaq: MLYS), where she oversaw the completion of three successful registration trials in resistant hypertension. Previously, she served as Chief Executive Officer of Molecules to Medicine Advisory Group, a consultancy group serving venture capital firms and other investor platforms from July 2022 to January 2026.  From March 2021 to May 2022, Dr. Schecter was President, Research and Development, of Axcella Health Inc., a Flagship biotechnology company focused on developing endogenous metabolic modulators. Previously, from July 2019 to February 2021, Dr. Schecter served as Chief Medical Officer at Selecta Biosciences, Inc. and from January 2016 to June 2019 as Global Project Head and business development liaison, Rare Diseases at Sanofi-Genzyme garnering U.S. and Japan approval of Xenpozyme®, the first and only FDA approved disease-specific treatment for non–central nervous system manifestations of acid sphingomyelinase deficiency in adults and children. From January 2015 to June 2016, Dr. Schecter was Head of Hemophilia Programs at Baxalta Incorporated, until its acquisition by Shire plc (Nasdaq: SHPG), where she was instrumental in obtaining multinational approvals for Adynovate and advancing other hematologic candidates. Earlier, she held roles of increasing responsibility in translational medicine, cardiovascular and metabolism product innovation at the Northeast J&J Innovation Center and the Novartis Institutes of Biomedical Research. Dr. Schecter currently serves on the scientific advisory boards of Rapafusyn Pharmaceuticals, Inc. since September 2020 and Tectonic Therapeutic, Inc. (Nasdaq: TECX) since October 2019. Prior to transitioning to industry, Dr. Schecter, an Associate Professor (now adjunct) in the departments of Immunology and Medicine, is a nationally and internationally recognized researcher in the areas of inflammation, vascular biology, and thrombosis and was the co-founder of the Cardiovascular Research Institute at the Icahn School of Medicine at Mount Sinai. Dr. Schecter received a B.A. in Biology and History from Mount Holyoke College and an M.D. from SUNY Downstate Health Sciences University. She completed a three-year residency in internal medicine at Johns Hopkins, a Cardiology fellowship at Massachusetts General Hospital and a Research Fellowship at Mount Sinai School of Medicine and board certifications in Internal Medicine and Cardiology.

Sabine Bisson, Ph.D. has served as our Chief Operating Officer since January 2024. She has nearly 20 years of experience in biopharmaceutical drug development across oncology, immunology, and cardiometabolic diseases, spanning programs from preclinical development through global regulatory approval and commercialization. Prior to her current roles, Dr. Bisson served as Vice President, Development Leadership at Volastra Therapeutics, Inc. from July 2022 to July 2023 and as Executive Director, Program Lead and Head of the Program & Portfolio Management Office at Cellectis S.A. from January 2021 to July 2022. She previously held positions of increasing responsibility at Regeneron Pharmaceuticals, Inc. from October 2008 to January 2021, including serving as a program lead for immuno-oncology and cardiometabolic assets. With extensive experience in development and regulatory approval processes, including global submissions, she has played a key role in bringing drugs, including Praluent®, Dupixent®, and Libtayo® to market across multiple indications. Dr. Bisson received her Ph.D. in Biochemistry and Molecular Biology from the University of Calgary and completed postdoctoral research at the Howard Hughes Medical Institute at the University of California, San Francisco.

Non-Employee Directors

Michael Joseph Berendt, Ph.D. has served as Executive Chairman of our board of directors since the Company’s inception in July 2023. Dr. Berendt has served as the CEO and director of Restor since 2025 and as Chairman of the board of directors of Response since 2022. From 2017 to 2023, Dr. Berendt was a life sciences industry consultant. From November 2013 to November 2016, Dr. Berendt was the CEO and Chief Scientist of Telesta Therapeutics Inc. From July 2011 to November 2013, Dr. Berendt was a life sciences industry consultant. From March 2006 to July 2011, Dr. Berendt served as the President and CEO of Aegera Therapeutics Inc.

From August 2004 to December 2005, Dr. Berendt served as Managing Director of Research Corporation Technologies, Inc. From November 2000 to August 2004, Dr. Berendt served as Managing Director of AEA Investors LP. Dr. Berendt also worked for 18 years, from 1982 to 2000, in the pharmaceutical industry where he served in a number of senior management positions including Senior Vice President of Research for the Pharmaceutical Division of Bayer AG, and a Group Director of Drug Discovery at Pfizer Inc. Dr. Berendt received his B.S. in Biology from Ohio Dominican College, M.S. in Microbiology from Miami University and Ph.D. in Medical Microbiology and Immunology from The Hahnemann Medical College. We believe that Dr. Berendt is qualified to serve on our board of directors because of the valuable technical insight he brings from his experience in the pharmaceutical industry both from a management and a scientific perspective.

Franklin Berger has served on our board of directors since December 2025. Mr. Berger has more than 25 years of experience in capital markets and financial analysis. Mr. Berger also serves on the board of directors of Satellos Biosience Inc. (Nasdaq: MSLE) since September 2023, and Kezar Life Sciences, Inc. (Nasdaq: KZR) since January 2016. Mr. Berger previously served on the board of directors of ESSA Pharma Inc. from March 2015 to October 2025, Rain Therapeutics, Inc. from May 2020 to January 2024, Atreca Inc. from October 2014 to May 2024, BELLUS Health, Inc. from May 2010 to June 2023, Tocagen, Inc. from October 2014 to December 2020, Proteostasis Therapeutics, Inc. from February 2016 to December 2020 and Five Prime Therapeutics, Inc. from October 2014 to April 2021. From January 2007 to June 2008, Mr. Berger worked at Sectoral Asset Management Inc., an investment management firm, as a founder of the small-cap focused NEMO Fund. Prior to that, he served at J.P. Morgan Securities, a securities brokerage company, most recently as Managing Director, Equity Research and Senior Biotechnology Analyst, and served in similar capacities at investment banking firms Salomon Smith Barney and Josephthal & Co. Mr. Berger received his B.A. in International Relations from Johns Hopkins University, M.A. in International Economics from Johns Hopkins University and M.B.A from Harvard University. He serves on the Council of Rockefeller University and was a Founding Fellow of the Biotechnology Study Center at New York University School of Medicine. We believe that Mr. Berger is qualified to serve on our board of directors based on his extensive pharmaceutical- and biotechnology-focused investment-related experience.

Donald Olds, M.B.A. has served on our board of directors since November 2023. Mr. Olds also serves on the board of directors of a number of U.S. and Canadian public and private companies, including Restor since 2025, Response since 2022, Agrinam Acquisition Corp. (TSX: AGRI.U) since 2022, Cannara Biotech Inc. (TSX: LOVE) since 2020, Aifred Health Inc. since 2019, Grace Therapeutics, Inc. (Nasdaq: GRC) since 2018 and GoodFood Markets Corp. (TSX: FOOD) since 2017. From 2012 to 2019, Mr. Olds was the President and Chief Executive Officer of NEOMED Institute or chair of the board of directors, where he led its successful merger with Centre for Drug Research and Development to form adMare BioInnovations, a life sciences innovation enterprise in Canada. Prior to that Mr. Olds held executive positions at multiple private and public biotechnology companies. Mr. Olds currently serves as a director of Restor and lead director and audit committee chair of Goodfood Market Corp., and Cannara Biotech Inc. Mr. Olds received his B.Sc. in Agriculture from the University of British Columbia, M.Sc. in Renewable Resources from McGill University and M.B.A. from McGill University. We believe that Mr. Olds is qualified to serve on our board of directors because of his extensive experience and industry knowledge and governance expertise from serving on multiple public, private and not-for-profit boards and holding senior executive positions in private and public life sciences companies.

C.R. Sincock served on our board of directors from June 2025 until August 12, 2026. On August 12, 2026, Mr. Sincock informed our board of directors that he will be resigning as a director effective immediately. Mr. Sincock currently serves as a founder and managing partner of Transhuman Capital, a venture firm focused on the biotechnology industry since 2014 and the founding investor and senior strategic advisor of Kriya Therapeutics, Inc. a leading gene therapy company developing long-lasting treatments for chronic diseases since November, 2019. Mr. Sincock also currently serves as the president of Avfuel Corporation, a leading global supplier of aviation fuel and services, having joined the company’s leadership team full time in May 2008. He was also appointed president and CEO of Avflight Corporation, which provides fixed-base operator and ground handling solutions to all major aviation segments, since January 2017. Mr. Sincock has served on the board of directors of Evecxia Therapeutics, Inc. a biopharmaceutical company developing treatments for obsessive compulsive disorder and depression, and National Air Transportation Association, Alder Renewables and AIRCO, and is a member of the National Business Aviation Association Advisory Council. Mr. Sincock began his career in financial services at QVT Financial LP. Mr. Sincock received his A.B. in economics from Harvard College, M.S. in biotechnology from Johns Hopkins University and M.B.A. from Harvard Business School.

Scientific Advisory Board

Our Scientific Advisory Board is composed of physicians and investigators with expertise in hypertension and nephrology. Our Scientific Advisory Board provides us with insight and advice on the clinical development of RTN-001, including the diagnosis and management of uHTN and rHTN, cardiorenal disease and the design and conduct of clinical trials to evaluate cardiovascular-related diseases. We consult with individual members of our Scientific Advisory Board from time to time on matters within their respective areas of expertise. Each member of our Scientific Advisory Board is employed by, or has consulting, teaching, clinical or other commitments to, academic or medical institutions or other entities other than us, and devotes only a limited portion of his time to our affairs. The members of our Scientific Advisory Board are not our employees. The current members of our Scientific Advisory Board are set forth below.

James L. Januzzi, M.D. is the Adolph Hutter Professor of Medicine at Harvard Medical School and has been a member of the Massachusetts General Hospital Cardiology Division since 2000, where he directs the Dennis and Marilyn Barry Fellowship in Cardiology Research. He is also the Chief Scientific Officer and C. Michael Gibson Chair at the Baim Institute for Clinical Research. Dr. Januzzi completed his residency in internal medicine at Brigham and Women’s Hospital, followed by a cardiology and echocardiography fellowship at Massachusetts General Hospital, and is board certified in internal medicine by the American Board of Internal Medicine. His clinical practice focuses on heart failure and chronic coronary artery disease, and his research focuses on cardiac biomarker testing. Dr. Januzzi has published more than 1000 manuscripts, is routinely among the top 1% most cited authors in cardiology and was named the 2024 ACC Distinguished Clinical Researcher.

Omar Al Dhaybi, MD, MSc, FASN, is a Hypertension specialist and Director of the American Heart Association Comprehensive Hypertension Center at Mount Sinai Fuster Heart, where he serves as Assistant Professor of Medicine at the Icahn School of Medicine at Mount Sinai. He completed his nephrology fellowship at the University of Chicago, followed by advanced subspecialty training in hypertension at the American Heart Association Comprehensive Hypertension Center at the University of Chicago under Dr. George Bakris. Dr. Al Dhaybi is board certified in hypertension by the American Heart Association. His clinical practice and research focus on resistant and secondary hypertension, including hypertension associated with chronic kidney disease, hypertension associated with endocrine disorders, renovascular disease, autonomic disorders, and hypertension in pregnancy.

Family Relationships

Our executive officers are appointed by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board Composition

Our Bylaws, which will be effective immediately prior to the closing of this offering, will provide that our board of directors shall initially consist of              members, and thereafter shall be fixed from time to time by resolution of our board of directors. Currently our board of directors consists of              members:            ,            ,            ,            and            .

Certain members of our board of directors were elected pursuant to the provisions of a voting agreement, which will terminate upon the closing of this offering as described further in “Certain Relationships and Related Party Transactions — Voting Agreement.”

On August 12, 2026, Mr. Sincock informed our board of directors that he will be resigning as a director effective immediately. On August 12, 2026, the Company and CRS Capital Ventures I, LLC, an entity controlled by Mr. Sincock, executed that certain Termination of Consulting Agreement (the “Termination Agreement”) to the August 1, 2025 Consulting Agreement entered between the Company and CRS Capital Ventures I, LLC (the “CRS Consulting Agreement”) to be effective immediately upon the closing of this offering. As contemplated in the CRS Consulting Agreement, the Termination Agreement acknowledges that the unvested portion of the warrants to purchase 300,000 shares of the Company’s common stock will vest in full as of the closing of this offering. See “Certain Relationships and Related Party Transactions — CRS Consulting Agreement and Termination Agreement.”

Director Independence

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that none of our directors, except            , have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as such term is defined under the applicable rules and regulations of the SEC, the listing requirements of Nasdaq and Rule 10A-3 under the Exchange Act. Our board of directors considered all relevant facts and circumstances known to it in evaluating the independence of these directors, including their current and historical employment, any compensation we have given to them, any transactions we have with them, their beneficial ownership of our capital stock, their ability to exert control over us, all other material relationships they have had with us and the same facts with respect to their immediate families.

Although there is no specific policy regarding diversity in identifying director nominees, both the nominating and corporate governance committee and the board of directors seek the talents and backgrounds that would be most helpful to us in selecting director nominees. In particular, the nominating and corporate governance committee, when recommending director candidates to our board of directors for nomination, may consider whether a director candidate, if elected, assists in achieving a mix of board of directors members that represents a diversity of background and experience.

Board Leadership Structure

Our board of directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Our Bylaws and corporate governance guidelines will provide our board of directors with flexibility to combine or separate the positions of Chair of the Board and CEO. Our board of directors currently believes that our existing leadership structure is effective, provides the appropriate balance of authority between independent and non-independent directors, and achieves the optimal governance model for us and for our stockholders.

Board Oversight of Risk

Although management is responsible for the day-to-day management of the risks we face, our board of directors and its committees take an active role in overseeing management of our risks and have the ultimate responsibility for the oversight of risk management. The board of directors regularly reviews information regarding our operational, financial, legal and strategic risks. Specifically, senior management attends quarterly meetings of the board of directors, provides presentations on operations including significant risks, and is available to address any questions or concerns raised by our board of directors.

In addition, we expect that our three committees will assist the board of directors in fulfilling its oversight responsibilities regarding risk. The audit committee will coordinate the board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures, related party transactions and code of conduct and corporate governance guidelines and management will regularly report to the audit committee on these areas. The compensation committee will assist the board of directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs as well as succession planning as it relates to our CEO. The nominating and corporate governance committee will assist the board of directors in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, succession planning for our directors and corporate governance. When any of the committees receives a report related to material risk oversight, the chair of the relevant committee will report on the discussion to the full board of directors.

Code of Business Conduct and Ethics

We intend to adopt a written code of business conduct and ethics to be effective upon the closing of this offering, that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the closing of this offering, a copy of the code will be posted on the investor relations section of our website. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we intend to disclose the nature of such amendment or waiver. The nominating and corporate governance committee of our board of directors will be responsible for overseeing our code of business conduct and ethics and any waivers applicable to any director, executive officer or employee.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will operate pursuant to a charter to be adopted by our board of directors and will be effective upon the closing of this offering. Our board of directors may also establish other committees from time to time to assist the board of directors. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Effective upon the closing of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations. Upon the closing of this offering, each committee’s charter will be available on our website.

Audit Committee

The members of our audit committee are Messrs.            ,            and            , with            serving as chair. Our board of directors has determined that each member of the audit committee is “independent” as that term is defined in the SEC and Nasdaq rules, meets the heightened independence requirements for audit committees required under Section 10A of the Exchange Act and related SEC and Nasdaq rules, and has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated            as an “audit committee financial expert,” as defined under the applicable rules of the SEC. Our board of directors has also determined that each member of our audit committee can read and understand fundamental financial statements, in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector. The audit committee’s responsibilities include:

•        appointing, approving the compensation of and assessing the independence of our independent registered public accounting firm;

•        pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

•        reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our consolidated financial statements;

•        reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly consolidated financial statements and related disclosures as well as critical accounting policies and practices used by us;

•        coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

•        establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

•        recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited consolidated financial statements shall be included in our Annual Report on Form 10-K;

•        monitoring the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements as they relate to our consolidated financial statements and accounting matters;

•        preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

•        reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

•        reviewing quarterly earnings releases.

Compensation Committee

The members of our compensation committee are Messrs.            ,            and            with            serving as chair. Our board of directors has determined that each member of the compensation committee is “independent” as that term is defined in SEC and Nasdaq rules, meets the heightened independence requirements for compensation committee purposes under Section 10C of the Exchange Act and related SEC and Nasdaq rules, and is a “non-employee director” under Rule 16b-3 under the Exchange Act. The compensation committee’s responsibilities include:

•        reviewing and approving our philosophy, policies and plans with respect to the compensation of our CEO;

•        making recommendations to our board of directors with respect to the compensation of our CEO and our other executive officers;

•        reviewing and assessing the independence of compensation advisors;

•        overseeing and administering our equity incentive plans; and

•        reviewing and making recommendations to our board of directors with respect to director compensation.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Messrs.            ,            and            , with            serving as chair. Our board of directors has determined that each member of the nominating and corporate governance committee is “independent” as defined in Nasdaq rules and is a “non-employee director” under Rule 16b-3 under the Exchange Act. The nominating and corporate governance committee’s responsibilities include:

•        developing and recommending to the board of directors criteria for board and committee membership;

•        establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by stockholders;

•        reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

•        identifying and screening individuals qualified to become members of the board of directors;

•        recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

•        developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

•        overseeing the evaluation of our board of directors and management.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been one of our executive officers or employees or had a relationship requiring disclosure under “Certain Relationships and Related Party Transactions.” None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Executive Officer and Director Compensation

Our named executive officers (“NEOs”), for the fiscal year ended December 31, 2025, consisted of the following:

•        Eric Keller, our CEO; and

•        Paul Sweetnam, our CSO.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the closing of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table sets forth information concerning the compensation of our NEOs for the fiscal year ended December 31, 2025.

Name and principal position	Year	Salary ($)	Option Awards ($)		Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(2)	Total ($)
Eric Keller	2025	—	195,864	(1)	—	120,000	315,864
CEO
Paul Sweetnam	2025	—	195,864	(1)	—	120,000	315,864
CSO

____________

(1)      Represents stock options to purchase 800,000 shares of our common stock at an exercise price of $0.39 per share. The amounts disclosed represent the aggregate grant date fair value of stock options granted under our 2024 Plan during the indicated fiscal year computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options are set forth in Note 5 to our audited consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that may be realized by the NEOs.

(2)      Consists of consulting fees of $10,000 per month.

Narrative to Summary Compensation Table

For the fiscal year ended December 31, 2025, the compensation for our NEOs generally consisted of monthly consulting fees payable pursuant to our NEOs’ consulting agreements as discussed below, and a stock option award.

Employment and Consulting Agreements with our Executive Officers

Offer Letter of Eric Keller, Chief Executive Officer

The terms of employment of Eric Keller, our Chief Executive Officer, are set forth in an offer letter effective as of August 14, 2026 (the “Keller Offer Letter”), which provides for his at-will employment as our Chief Executive Officer and supersedes the Keller Consulting Agreement (as defined below) as of the commencement date of his employment. Pursuant to the Keller Offer Letter, Mr. Keller receives an initial annual base salary of $250,000, which will increase to $500,000 effective as of the closing of a public or private offering of our common stock resulting in gross aggregate proceeds of not less than $15.0 million, and is eligible to earn an annual discretionary cash bonus of up to 60% of his then-current base salary, with the actual amount, if any, determined by our board of directors or compensation committee based on individual, corporate and other performance criteria. Mr. Keller must remain employed with us through the date an annual bonus is paid in order to earn such bonus. Mr. Keller is also eligible to participate in our employee benefit plans.

The Keller Offer Letter also provides that, subject to the approval of our board of directors or compensation committee, on the date of the closing of the offering we will grant Mr. Keller a one-time incentive stock option under our 2026 Plan, with a 10-year term, to purchase a number of shares of our common stock such that his aggregate option holdings, including any other stock options held by him as of such date, represent 5% of our fully diluted outstanding capitalization as of the grant date, inclusive of any shares issued upon the underwriters’ exercise of their option to purchase additional shares in connection with this offering, whether such exercise occurs at the initial closing of this offering or at a subsequent closing (the “Keller Employment Grant”). Twenty-five percent of the shares subject to the

Keller Employment Grant will vest on the first anniversary of Mr. Keller’s commencement date, and the remainder will vest in 36 consecutive equal monthly installments thereafter, in each case subject to Mr. Keller’s continued service with us through the applicable vesting date.

The Keller Offer Letter provides that if we terminate Mr. Keller’s employment without cause (as defined in the Keller Offer Letter), then, in accordance with the terms and subject to the conditions of a severance agreement in the form attached to the Keller Offer Letter, Mr. Keller will be eligible to receive a cash payment equal to 12 months of his base salary plus a pro rata portion of his target bonus, if any, for the then-current year. If we adopt a severance plan in which Mr. Keller is entitled to participate and such plan provides severance benefits upon a termination without cause that are more favorable in the aggregate, Mr. Keller will instead be eligible for severance under such plan, subject to its terms and conditions. In addition, the Keller Offer Letter provides that if any payments or benefits payable to Mr. Keller would constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, such payments and benefits will be delivered either in full or in a reduced amount, whichever results in the greater after-tax benefit to Mr. Keller.

The Keller Offer Letter is effective until terminated by either party. Mr. Keller’s Proprietary Information, Inventions Assignment and Restrictive Covenant Agreement with us, dated January 1, 2024, will remain in full force and effect through the termination of his employment, and contains, among other things, certain restrictive covenants, including confidentiality obligations and a non-solicit for two years post termination applicable to employees, consultants and customers, and also provides for the assignment of certain intellectual property rights from Mr. Keller to us. On August 13, 2026, the board of directors approved the Keller Offer Letter, including the Keller Employment Grant contingent upon the closing of this offering.

Consulting Agreement with Eric Keller, Chief Executive Officer

Prior to the Keller Offer Letter, on January 1, 2024, the Company and Mr. Keller, had entered into a consulting agreement (the “Keller Consulting Agreement”), pursuant to which Mr. Keller received a monthly consulting fee of $10,000. The Keller Consulting Agreement also provided for Mr. Keller to be granted a one time non-statutory 10-year stock option grant to purchase 500,000 shares of our common stock (the “Keller Original Grant”), which vests in 36 equal monthly installments following the applicable vesting commencement date, subject to Mr. Keller’s continued service with us. The Keller Original Grant was approved for issuance on September 23, 2024. Mr. Keller also entered into our standard Proprietary Information, Inventions Assignment and Restrictive Covenant Agreement, which contains, among other things, certain restrictive covenants, including confidentiality obligations and a non-solicit for two years post termination applicable to employees, consultants and customers, and which also provides for the assignment of certain intellectual property rights from Mr. Keller to us. The Keller Consulting Agreement was terminated effective August 14, 2026 upon execution of the Keller Offer Letter described above.

Consulting Agreement with Paul Sweetnam, Chief Scientific Officer

On January 1, 2024, we entered into a consulting agreement with Paul Sweetnam, our CSO (the “Sweetnam Consulting Agreement”), pursuant to which Dr. Sweetnam receives a monthly consulting fee of $10,000. The Sweetnam Consulting Agreement also provided for Dr. Sweetnam to be granted a non-statutory 10-year stock option grant to purchase 500,000 shares of our common stock (the “Sweetnam Original Grant”), which vests in 36 equal monthly installments following the applicable vesting commencement date, subject to Dr. Sweetnam’s continued service with us. The Sweetnam Original Grant was approved for issuance on September 23, 2024. The Sweetnam Consulting Agreement is effective until terminated by prior written notice to the other party or the date on which Dr. Sweetnam begins full-time employment with the Company. Dr. Sweetnam also entered into our standard Proprietary Information, Inventions Assignment and Restrictive Covenant Agreement, which contains, among other things, certain restrictive covenants, including confidentiality obligations and a non-solicit for two years post termination applicable to employees, consultants and customers, and which also provides for the assignment of certain intellectual property rights from Dr. Sweetnam to us.

Employment Terms of Alex Schwartz, Chief Financial Officer

The terms of employment of Alex Schwartz, our Chief Financial Officer, are set forth in an offer letter effective as of April 13, 2026 (the “Schwartz Offer Letter”), which provides for his at-will employment as our Chief Financial Officer. Pursuant to the Schwartz Offer Letter, Mr. Schwartz receives an annual base salary of $375,000 and is eligible to participate in our employee benefit plans. The Schwartz Offer Letter also provides for Mr. Schwartz to be granted a one-time incentive stock option grant to purchase 400,000 shares of our common stock (the “Schwartz Original Grant”), pursuant to which twenty-five percent of such options vest on April 13, 2027, and thereafter the remainder of the grant vests in thirty-six consecutive equal monthly installments, and which has a 10-year term. Mr. Schwartz also entered into our standard assignment of inventions and confidentiality agreement.

Employment Terms of Alison Schecter, Chief Medical Officer

The terms of employment of Alison Schecter, our Chief Medical Officer, are set forth in an offer letter effective as of February 23, 2026 (the “Schecter Offer Letter”), which provides for her at-will employment as our Chief Medical Officer. Pursuant to the Schecter Offer Letter, Dr. Schecter receives an annual base salary of $475,000, is eligible to earn a cash bonus of up to 35% of her annual base salary and is eligible to participate in our employee benefit plans. The Schecter Offer Letter also provides for Dr. Schecter to be granted a one-time incentive stock option grant to purchase shares of our common stock equal to 2.5% of the Company’s equity on a fully diluted basis as of the commencement date of the Schecter Offer Letter (the “Schecter Original Grant”), which vests in 36 equal monthly installments following the applicable vesting commencement date, subject to Dr. Schecter’s continued service with us, and which has a 10-year term. The Schecter Offer Letter provides that if Dr. Schecter is terminated without cause or she resigns for good reason (as such terms are defined in the Schecter Offer Letter), then she would be eligible for nine months of vesting acceleration with respect to the Schecter Original Grant and she would have the opportunity to extend the exercise period of the Schecter Original Grant through the first anniversary of her date of termination In addition, the Schecter Offer Letter provides that if Dr. Schecter is terminated without cause or she resigns for good reason (as such terms are defined in the Schecter Offer Letter), then, subject to her execution and non-revocation of a release of claims in favor of the company and her compliance with her post-termination covenants, she will be eligible to receive: (i) a cash payment equal to nine months’ base salary, and (ii) payment of any accrued, but unpaid cash bonuses applicable to her. The Schecter Offer Letter is effective until terminated by prior written notice to the other party. Dr. Schecter also entered into our standard Proprietary Information, Inventions Assignment and Restrictive Covenant Agreement, which contains, among other things, certain restrictive covenants, including confidentiality obligations and a non-solicit for two years post termination applicable to employees, consultants and customers, and which also provides for the assignment of certain intellectual property rights from Dr. Schecter to us.

Consulting Agreement with Sabine Bisson, Chief Operating Officer

On January 1, 2024, we entered into a consulting agreement with Sabine Bisson, our COO (the “Bisson Consulting Agreement”), pursuant to which Dr. Bisson receives a monthly consulting fee of $10,700. The Bisson Consulting Agreement also provided for Dr. Bisson to be granted a one time non-statutory 10-year stock option grant to purchase 150,000 shares of our common stock (the “Bisson Original Grant”), which vests in 36 equal monthly installments following the applicable vesting commencement date, subject to Dr. Bisson’s continued service with us. The Bisson Consulting Agreement is effective until terminated by prior written notice to the other party or the date on which Dr. Bisson begins full-time employment with the Company. Dr. Bisson also entered into our standard Proprietary Information, Inventions Assignment and Restrictive Covenant Agreement, which contains, among other things, certain restrictive covenants, including confidentiality obligations and a non-solicit for two years post termination applicable to employees, consultants and customers, and which also provides for the assignment of certain intellectual property rights from Dr. Bisson to us.

Stock Options

Consistent with our compensation philosophies related to long-term stockholder value creation and alignment of executive interests with those of stockholders, we may make periodic grants of long-term incentive compensation in the form of stock options or other equity-based incentive awards to our NEOs.

Stock options provide our NEOs with the opportunity to purchase common stock at a price fixed on the grant date regardless of future market price. A stock option becomes valuable only if the common stock price increases above the option exercise price and the holder of the option remains in continuous service with us during the period required for the option shares to vest. This provides an incentive for an option holder to remain in service with us. In addition, stock options link executive compensation to stockholders’ interests by providing an incentive to increase stockholder value.

On October 31, 2025, our board of directors approved a grant of stock options with respect to 800,000 shares of our common stock to each of Mr. Keller and Dr. Sweetnam. Each grant vests in 36 equal monthly installments following the applicable vesting commencement date, subject Mr. Keller or Dr. Sweetnam, as applicable, remaining in continued service with us.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding option awards held by our NEOs as of December 31, 2025.

		Option Awards(1)
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Options Exercise Price ($)(2)	Option Expiration Date
Eric Keller(3)	10/31/2025	88,888	711,112	0.39	10/31/2035
	09/23/2024	347,222	152,778	0.23	09/23/2034
Paul Sweetnam(4)	10/31/2025	88,888	711,112	0.39	10/31/2035
	09/23/2024	347,222	152,778	0.23	09/23/2034

____________

(1)      All of the option awards were granted pursuant to our 2024 Plan, the terms of which plan is described below under “— Equity Incentive Plans.”

(2)      All of the option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors or compensation committee.

(3)      Mr. Keller held options to purchase 1,300,000 shares of our common stock. The options vest in 36 equal monthly installments following the applicable vesting commencement date, subject to Mr. Keller’s continuous service with us as of each such vesting date. As of December 31, 2025, options to purchase 436,110 shares of our common stock had vested.

(4)      Dr. Sweetnam held options to purchase 1,300,000 shares of our common stock. The options vest in 36 equal monthly installments following the applicable vesting commencement date, subject to Dr. Sweetnam’s continuous service with us as of each such vesting date. As of December 31, 2025, options to purchase 436,110 shares of our common stock had vested.

Equity Incentive Plans

2024 Plan

On January 30, 2024, our board of directors adopted the Retension Pharmaceuticals, Inc. 2024 Stock Incentive Plan (the “2024 Plan”). The 2024 Plan was approved by our stockholders on May 2, 2024. From and after the effective date of the 2026 Plan, we will not grant any further awards under the 2024 Plan, but the 2024 Plan will continue to govern outstanding awards granted thereunder. Our board of directors administers the 2024 Plan and has the authority, among other things, to construe and interpret the terms of the 2024 Plan and awards granted thereunder and to delegate such authority to one or more committees of our board of directors.

Below is a summary of the principal provisions of the 2024 Plan, which summary is qualified in its entirety by reference to the full text of the 2024 Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

The 2024 Plan provides for the grant of stock options, stock appreciation rights, stock awards, restricted stock units, performance awards and other stock-based awards. A maximum of 7,655,913 shares of common stock may be issued under the 2024 Plan. The share limit is subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits and similar occurrences, which affect our common stock. As of July 31, 2026 options to purchase 7,637,778 shares of our common stock, at exercise prices ranging from $0.23 to $0.39 per share, or a weighted-average exercise price of $0.34 per share were outstanding under the 2024 Plan, and 913 shares remained available for future issuance under the 2024 Plan.

Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2024 Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock dividend, stock split or other change in our capital structure. Shares subject to awards which expire or terminate, are settled in cash without the delivery of shares, or are forfeited, surrendered, and shares subject to awards that are repurchased or withheld by the Company, will, in each case, again become available for issuance under the 2024 Plan.

Powers of the Administrator

Subject to the express terms of the 2024 Plan, the administrator has broad power to administer, construe, and interpret the 2024 Plan, including the power to:

•        determine the eligible persons to whom, and the time or times at which awards shall be granted;

•        determine the types of awards to be granted;

•        determine the number of shares to be covered by or used for reference purposes for each award;

•        impose such terms, limitations, restrictions and conditions upon any such award as the administrator shall deem appropriate;

•        modify, amend, extend or renew outstanding awards, or accept the surrender of outstanding awards and substitute new awards;

•        accelerate or otherwise change the time in which an award may be exercised or becomes payable and to waive or accelerate the lapse, in whole or in part, of any restriction or condition with respect to such award, including, but not limited to, any restriction or condition with respect to the vesting or exercisability of an award following termination of any grantee’s employment or other relationship with the Company;

•        establish objectives and conditions, if any, for earning awards and determining whether awards will be paid with respect to a performance period; and

•        for any purpose, including, but not limited to, qualifying for preferred tax treatment under foreign tax laws or otherwise complying with the regulatory requirements of local or foreign jurisdictions, to establish, amend, modify, administer or terminate sub plans, and prescribe, amend and rescind rules and regulations relating to such sub plans.

Eligibility

All of our, and our affiliates, directors, officers, employees and other individuals providing bona fide services to or for the Company, or any of our affiliates, are eligible for award grants. Only persons actually selected by the administrator will be granted awards.

Restrictions on Transfer

Awards are generally nontransferable except on death.

Term

No awards may be granted under the 2024 Plan more than 10 years after it was adopted by our board of directors. Our board of directors, in its discretion, may terminate the 2024 Plan earlier, at any time. Upon the effectiveness of the 2026 Plan, the 2024 Plan will terminate, the shares then remaining available for grant under the 2024 Plan will cease to be reserved thereunder, and we will not grant any further awards under the 2024 Plan. Outstanding awards generally will be unaffected by the 2024 Plan’s termination.

Change in Control

In the event of a change in control, as defined in the 2024 Plan, of the Company, outstanding awards will terminate upon the effective time of the change in control unless provision is made for the continuation, assumption or substitution of awards by the surviving or successor entity or its parent. In the event of such termination, the administrator may, in its sole discretion, permit the holders of stock options and other awards under the 2024 Plan to exercise or convert all portions of such stock options or other awards under the 2024 Plan that are then exercisable or convertible or which become exercisable or convertible upon or prior to the effective time of the change in control, at such time and by such deadline set by the administrator. The administrator may also, in its discretion, suspend award exercises as of a date before the anticipated closing of a change in control.

The administrator may, in its sole discretion and without the consent of any award holder, determine that, upon the occurrence of a change in control, each or any award outstanding immediately prior to the change in control and not previously exercised or settled shall be canceled in exchange for a payment with respect to each vested share subject to such canceled award in (i) cash, (ii) stock of the Company or of a corporation or other business entity that is a party to the change in control, or (iii) other property which, in any such case, shall be in an amount having a fair market value equal to the consideration to be paid per share in the change in control, reduced (but not below zero) by the exercise or purchase price per share, if any, under such award.

Plan Amendment and Approval

Our board of directors, in its discretion, may amend or modify the 2024 Plan at any time. Generally, an award holder’s consent is required for any amendment that materially and adversely affects his or her outstanding award(s).

2026 Plan

The 2026 Plan was adopted by our board of directors on August 13, 2026. Assuming the 2026 Plan is approved by our stockholders prior to the date of this prospectus, the 2026 Plan will become effective as of the date of this prospectus. We intend to use the 2026 Plan following the closing of this offering to provide incentives that will assist us to attract, retain, and motivate employees (including officers), consultants and directors.

Below is a summary of the principal provisions of the 2026 Plan, which summary is qualified in its entirety by reference to the full text of the 2026 Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

The 2026 Plan is designed to:

•        promote our long-term financial interests and growth by attracting and retaining directors and employees, which include management as well as other personnel;

•        motivate management by means of growth-related incentives to achieve long-range goals; and

•        further the alignment of the interests of participants and those of our stockholders, through opportunities for increased stock or stock-based ownership in the Company.

The 2026 Plan will remain in effect, subject to the right of our board of directors or compensation committee to amend or terminate the 2026 Plan at any time, until the earlier of (a) the earliest date as of which all awards granted under the 2026 Plan have been satisfied in full or terminated and no shares of common stock approved for issuance under the 2026 Plan remain available to be granted under new awards, and (b)            , 2036. No awards will be granted under the 2026 Plan after such termination date. Subject to other applicable provisions of the 2026 Plan, all awards made under the 2026 Plan on or before            , 2036, or such earlier termination of the 2026 Plan, shall remain in effect until such awards have been satisfied or terminated in accordance with the 2026 Plan and the terms of such awards.

Participation in the 2026 Plan

Generally our officers, non-employee directors, employees, independent contractors and consultants are eligible to participate in the 2026 Plan. Only persons actually selected by the administrator will be granted awards.

Participation by Non-Employee Directors

Although our directors, including our independent directors, are not involved in the day-to-day running of our operations on a consolidated basis, they play an important role in furthering our business interests by contributing their experience and expertise. In particular, a number of our independent directors have substantial experience and expertise in pharmaceutical research and development and play an important role in helping us shape our business strategy. It is crucial for us to be able to attract, retain and incentivize such individuals. It may not always be possible to quantify the services and contributions of our non-employee directors to us, and accordingly, it may not always be possible to compensate them fully or appropriately by increasing their directors’ fees or other cash payments. To that end, participation by non-employee directors in the 2026 Plan will allow us to acknowledge and reward their services and contributions.

In addition, we believe that opportunities for increased stock or stock-based ownership in the Company will further align the interests of our non-employee directors with the interests of our stockholders.

Plan Administration

The 2026 Plan will be administered by the “Administrator,” as defined below, provided that no director shall participate in any deliberation or decision in respect of any stock option, stock appreciation right, stock award, stock unit, performance share, performance unit and/or other stock-based award, each, an “Award,” and collectively, the “Awards,” to be granted to him or her or held by him or her.

For the purposes of the 2026 Plan, “Administrator” means our compensation committee, or such other committee(s) of director(s) duly appointed by our board of directors or our compensation committee to administer the 2026 Plan or delegated limited authority to perform administrative actions under the 2026 Plan, and having such powers as shall be specified by our board of directors or our compensation committee, provided, however, that at any time our board of directors may serve as the Administrator in lieu of or in addition to our compensation committee or such other committee(s) of director(s) to whom administrative authority has been delegated. With respect to any Award to which Section 16 of the Exchange Act applies, the Administrator shall consist of either our board of directors or a committee of our board of directors, which committee shall consist of three or more directors, each of whom is, to the extent required by Rule 16b-3 of the Exchange Act, a “non-employee director” as defined in Rule 16b-3 of the Exchange Act and an “independent director” to the extent required by the Nasdaq listing rules. Any member of the Administrator who does not meet the foregoing requirements shall abstain from any decision regarding an Award and shall not be considered a member of the Administrator to the extent required to comply with Rule 16b-3 of the Exchange Act.

The Administrator has, subject to the terms of the 2026 Plan, the authority, in its sole and absolute discretion, to grant Awards under the 2026 Plan to eligible individuals, and to take all other actions necessary or desirable to carry out the purpose and intent of the 2026 Plan. Further, the Administrator has the authority, in its sole and absolute discretion, subject to the terms and conditions of the 2026 Plan, to, among other things:

•        determine the eligible individuals to whom, and the time or times at which, Awards shall be granted;

•        determine the type of Awards to be granted to any eligible individual;

•        determine the number of shares of common stock to be covered by or used for reference purposes for each Award or the value to be transferred pursuant to any Award; and

•        determine the terms, conditions and restrictions applicable to each Award and any shares of common stock acquired pursuant thereto, including, without limitation, (i) the purchase price of any shares of common stock, (ii) the method of payment for shares of common stock purchased pursuant to any Award, (iii) the method for satisfying any tax withholding obligation arising in connection with any Award, including by the withholding or delivery of shares of common stock, (iv) the timing, terms and conditions of the exercisability, vesting or payout of any Award or any shares of common stock acquired pursuant thereto, (v) the performance goals applicable to any Award and the extent to which such performance goals have been attained, (vi) the time of the expiration of an Award, (vii) the effect of a participant’s Termination of Service, as defined in the 2026 Plan, on any of the foregoing and (viii) all other terms, conditions and restrictions applicable to any Award or shares of common stock acquired pursuant thereto as the Administrator considers to be appropriate and not inconsistent with the terms of the 2026 Plan.

Size

A total of            shares of our common stock will be initially authorized and reserved for issuance under the 2026 Plan. This reserve will automatically increase on each January 1st following the effective date of the 2026 Plan through January 1, 2036, by an amount equal to the lesser of (a)            % of the number of shares of common stock issued and

outstanding on the immediately preceding December 31, excluding for this purpose any such outstanding shares of common stock that were granted under the 2026 Plan and remain unvested and subject to forfeiture as of the relevant December 31, or (b) an amount determined by our board of directors.

Appropriate adjustments will be made to the number of authorized shares and other numerical limits in the 2026 Plan and to outstanding Awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards under the 2024 Plan or the 2026 Plan that, on or after the effective date of the 2026 Plan, expire, terminate unearned, are cancelled, forfeited, settled in cash, or withheld or surrendered in payment of an exercise price or taxes will again become available for issuance under the 2026 Plan.

Subject to adjustment as provided in the provision of the 2026 Plan pertaining to the occurrence of certain corporate transactions, the maximum number of shares of common stock that may be issued pursuant to stock options granted under the 2026 Plan that are intended to qualify as incentive stock options is            .

Maximum Entitlements

The Administrator may establish compensation for directors who are not our employees or any of our Affiliates, as defined in the 2026 Plan, or the non-employee directors, from time to time, provided that the sum of any cash compensation and the grant date fair value of Awards granted under the 2026 Plan to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed $750,000 for an annual grant (with the exception of a non-employee director’s first year of service, for which compensation for services may not exceed $1,000,000). The Administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the Administrator may determine in its discretion, provided that any non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other compensation decisions involving such non-employee director.

Awards

The 2026 Plan provides for the grant of stock options, stock appreciation rights, stock awards, stock units, performance shares and performance units, and other stock-based awards. Awards may be granted individually or in tandem with other types of Awards, concurrently with or with respect to outstanding Awards. Participants are not required to pay for the application or acceptance of Awards.

Stock Options

The Administrator may, from time to time, grant to eligible individuals Awards of stock options. Such stock options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that Awards of stock options may not have a term in excess of 10 years unless otherwise required by applicable law.

The exercise price per share subject to a stock option granted under the 2026 Plan may not be less than the fair market value of one share on the date of grant of the stock option, except as provided under applicable law or with respect to stock options that are granted in substitution of similar types of awards of a company acquired by us or with which we combine (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise) to preserve the intrinsic value of such awards.

Except as provided in the applicable award agreement or otherwise determined by the Administrator, to the extent stock options are not vested and exercisable, a participant’s stock options shall be forfeited upon his or her Termination of Service.

Stock Appreciation Rights

The Administrator may, from time to time, grant to eligible individuals Awards of stock appreciation rights. A stock appreciation right entitles the participant to receive, subject to the provisions of the 2026 Plan and the applicable award agreement, a payment having an aggregate value equal to the product of (a) the excess of (i) the fair market value on the exercise date of one share over (ii) the base price per share specified in the award agreement, and (b) the number of shares of common stock specified by the stock appreciation right, or portion thereof, that is exercised. The base price per share specified in the applicable award agreement shall not be less than the lower of the fair market value on the date of grant or the exercise price of any tandem stock option to which the stock appreciation right is related, or with respect to stock appreciation rights that are granted in substitution of similar types of awards of a company acquired by us or with which we combine (whether in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock, or otherwise), such base price as is necessary to preserve the intrinsic value of such awards.

Stock appreciation rights shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator; provided, however, that stock appreciation rights granted under the 2026 Plan may not have a term in excess of 10 years unless otherwise required by applicable law.

Except as provided in the applicable award agreement or otherwise determined by the Administrator, to the extent stock appreciation rights are not vested and exercisable, a participant’s stock appreciation rights shall be forfeited upon his or her Termination of Service.

Stock Awards

The Administrator may, from time to time, grant to eligible individuals Awards of unrestricted stock or Restricted Stock. For the purposes of the 2026 Plan, “Restricted Stock” means an Award of shares of common stock that may be subject to certain transferability and other restrictions and to a risk of forfeiture, including by reason of not satisfying certain performance goals.

Restricted Stock shall be subject to such vesting, restrictions on transferability and other restrictions, if any, and risk of forfeiture as the Administrator may impose at the date of grant or thereafter. The period during which such vesting or transferability and other restrictions and/or risk of forfeiture applies (the “Restriction Period”) may lapse under such circumstances, including without limitation upon the attainment of performance goals, in such installments, or otherwise, as the Administrator may determine. Subject to the provisions of the 2026 Plan and the applicable award agreement, during the Restriction Period, a participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Restricted Stock.

Except to the extent restricted under the applicable award agreement, a participant granted Restricted Stock shall have all of the rights of a stockholder including, without limitation, the right to vote. Cash dividends declared payable on our common stock shall be paid, with respect to outstanding Restricted Stock, either as soon as practicable following the dividend payment date or deferred for payment to such later date as determined by the Administrator, and shall be paid in cash or as unrestricted shares of common stock having a fair market value equal to the amount of such dividends, or may be reinvested in additional shares of Restricted Stock as determined by the Administrator; provided, however, that dividends declared payable on Restricted Stock granted as a performance award shall be held by us and made subject to forfeiture at least until achievement of the applicable performance goal relating to such shares of Restricted Stock. Shares of common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such shares of common stock or other property have been distributed.

Except as provided in the applicable award agreement, upon Termination of Service during the applicable Restriction Period, Restricted Stock and any accrued but unpaid dividends that are at that time subject to restrictions shall be forfeited; provided that the Administrator may provide, by rule or regulation or in any award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Administrator may in other cases waive in whole or in part the forfeiture of Restricted Stock.

Stock Units

The Administrator may, from time to time, grant to eligible individuals Awards of unrestricted stock units or Restricted Stock Units. For the purposes of the 2026 Plan, “Restricted Stock Unit” means a right granted to a participant to receive shares of common stock or cash, or a combination of shares and cash, which right may be conditioned on the satisfaction of certain requirements, including the satisfaction of certain performance goals.

Restricted Stock Units shall be subject to such vesting, risk of forfeiture and/or payment provisions as the Administrator may impose at the date of grant. The Restriction Period to which such vesting and/or risk of forfeiture applies may lapse under such circumstances, including without limitation upon the attainment of performance goals, in such installments, or otherwise, as the Administrator may determine.

Until shares of common stock are issued to the participant in settlement of stock units, the participant shall not have any rights of a stockholder with respect to the stock units or the shares of common stock issuable thereunder. The Administrator may grant the participant the right to dividend equivalents on stock units, on a current, reinvested and/or restricted basis, subject to such terms as the Administrator may determine; provided, however, that dividend equivalents declared payable on stock units granted as a Performance Award shall rather than be paid on a current basis, be accrued and made subject to forfeiture at least until achievement of the applicable performance goal relating to such stock units.

Except as provided in the applicable award agreement, upon Termination of Service during the applicable period, or upon failure to satisfy any other conditions precedent to the delivery of shares of common stock or cash to which such restricted stock units relate, such restricted stock units and any accrued but unpaid dividend equivalents with respect to such restricted stock units that are then subject to deferral or restriction shall be forfeited; provided that the Administrator may provide, by rule or regulation or in any award agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to restricted stock units will be waived in whole or in part in the event of termination resulting from specified causes, and the Administrator may in other cases waive in whole or in part the forfeiture of restricted stock units.

Performance Shares and Performance Units

An award of Performance Shares, as defined in the 2026 Plan, refers to shares of our common stock or stock units that are expressed in terms of our common stock, the issuance, vesting, lapse of restrictions or payment of which is contingent on performance as measured against predetermined objectives over a specified performance period. An award of Performance Units, as defined in the 2026 Plan, refers to dollar-denominated units valued by reference to designated criteria established by the Administrator, other than our common stock, whose issuance, vesting, lapse of restrictions or payment is contingent on performance as measured against predetermined objectives over a specified performance period. The applicable award agreement will specify whether Performance Shares and Performance Units will be settled or paid in cash or shares of our common stock or a combination of both, or will reserve to the Administrator or the participant the right to make that determination prior to or at the payment or settlement date.

The Administrator will, prior to or at the time of grant, condition the grant, vesting or payment of, or lapse of restrictions on, an award of Performance Shares or Performance Units upon (A) the attainment of performance goals during a performance period or (B) the attainment of performance goals and the continued service of the participant. The length of the performance period, the performance goals to be achieved during the performance period, and the measure of whether and to what degree such performance goals have been attained will be conclusively determined by the Administrator in the exercise of its absolute discretion. Performance goals may include minimum, maximum and target levels of performance, with the size of the award or payout of Performance Shares or Performance Units or the vesting or lapse of restrictions with respect thereto based on the level attained. An award of Performance Shares or Performance Units will be settled as and when the award vests or at a later time specified in the award agreement or in accordance with an election of the participant, if the Administrator so permits, that meets the requirements of Section 409A.

Performance goals applicable to performance-based awards may be awarded based on performance metrics to be attained within a predetermined performance period as they may apply to an individual, one or more business units, divisions, or affiliates, or on a company-wide basis, and in absolute terms, relative to a base period, or relative to the performance of one or more comparable companies, peer groups, or an index covering multiple companies.

The Administrator may, in its discretion, adjust the performance goals applicable to any awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations and the cumulative effects of accounting or tax changes.

Upon Termination of Service, a performance-based award shall be treated as provided in the applicable award agreement.

Other Stock-Based Awards

The Administrator may, from time to time, grant to eligible individuals Awards in the form of Other Stock-Based Awards. For the purposes of the 2026 Plan, “Other Stock-Based Award” means an Award of shares of common stock or any other Award that is valued in whole or in part by reference to, or that is otherwise based upon, shares of common stock, including without limitation dividend equivalents and convertible debentures.

Adjustment Events

In the event of a merger, consolidation, rights offering, statutory share exchange or similar event affecting us (each, a “Corporate Event”), or a stock dividend, stock split, reverse stock split, separation, spinoff, reorganization, extraordinary dividend of cash or other property, share combination or subdivision, recapitalization capital reduction distribution or similar event affecting our capital structure (each, a “Share Change”), that occurs at any time after the effective date of the 2026 Plan (including any such Corporate Event or Share Change that occurs after such adoption and coincident with or prior to the effective date of the 2026 Plan), the Administrator shall make equitable and appropriate substitutions or proportionate adjustments to (a) the aggregate number and kind of shares of common stock or other securities on which Awards under the 2026 Plan may be granted to eligible individuals, (b) the maximum number of shares of common stock or other securities that may be issued with respect to incentive stock options granted under the 2026 Plan, (c) the number of shares of common stock or other securities covered by each outstanding Award and the exercise price, base price or other price per share, if any, and other relevant terms of each outstanding Award and (d) all other numerical limitations relating to Awards, whether contained in the 2026 Plan or in award agreements; provided, however, that any fractional shares resulting from any such adjustment shall be eliminated.

In the case of a Corporate Event, the Administrator may make such other adjustments to outstanding Awards as it determines to be appropriate and desirable, which adjustments may include, without limitation, (a) the cancellation of outstanding Awards in exchange for payments of cash, securities or other property or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Administrator in its sole discretion (it being understood that in the case of a Corporate Event with respect to which stockholders receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Administrator that the value of a stock option or stock appreciation right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each share of common stock pursuant to such Corporate Event over the exercise price or base price of such stock option or stock appreciation right shall conclusively be deemed valid and that any stock option or stock appreciation right may be cancelled for no consideration upon a Corporate Event if its exercise price or base price equals or exceeds the value of the consideration being paid for each share of common stock pursuant to such Corporate Event), (b) the substitution of securities or other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the shares of common stock subject to outstanding Awards and (c) the substitution of equivalent awards, as determined in the sole discretion of the Administrator, of the surviving or successor entity or a parent thereof.

Change in Control

In the event of a Change in Control transaction (as such term is defined in the 2026 Plan), outstanding Awards will terminate upon the effective time of such Change in Control unless provision is made in connection with the transaction for the continuation or assumption of such Awards by, or for the issuance therefor of substitute awards of, the surviving or successor entity or a parent thereof. Solely with respect to Awards that will so terminate (and except as otherwise provided in an applicable Award agreement and subject to any applicable limitations imposed thereon by Section 409A of the Code): (i) outstanding stock options and stock appreciation rights will, immediately before the effective time of the Change in Control, become fully exercisable; (ii) outstanding Restricted Stock Units, Performance Shares, Performance Units and shares of Restricted Stock subject solely to time-based vesting will, immediately before the effective time of the Change in Control, become fully vested; and (iii) outstanding Restricted Stock Units, Performance Shares, Performance Units and shares of Restricted Stock subject to any performance-based vesting will, immediately before the effective time of the Change in Control, become vested as if the applicable performance goals had been achieved at the target level.

2026 Plan Amendments

Our board of directors or compensation committee may amend, alter or discontinue the 2026 Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of a participant with respect to a previously granted Award without such participant’s consent, except such an amendment made to comply with applicable law or rule of any securities exchange or market on which shares of our common stock are listed or admitted for trading or to prevent adverse tax or accounting consequences to us or the participant.

No amendment of the 2026 Plan shall be made without the approval of our stockholders to the extent such amendment is with respect to (a) materially expanding the eligibility for participation in the 2026 Plan, (b) materially increasing the number of shares of common stock which may be issued under the 2026 Plan or to a participant, (c) eliminating or modifying the prohibition set forth in the 2026 Plan on repricing of stock options and stock appreciation rights, (d) lengthening the maximum term or lowering the minimum exercise price or base price permitted for stock options and stock appreciation rights, (e) modifying the prohibition on the issuance of reload or replenishment options, (f) materially increasing the benefits accruing to participants under the 2026 Plan or (g) any other matter that would require the approval of our stockholders under applicable law, regulation, or rule of any securities exchange on which shares of our common stock are listed or admitted for trading.

Amendment of Awards

The Administrator may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall materially impair the rights of any participant with respect to an Award without the participant’s consent, except such an amendment made to cause the 2026 Plan or Awards thereunder to comply with applicable law, applicable rule of any securities exchange on which shares of our common stock are listed or admitted for trading, or to prevent adverse tax or accounting consequences for the participant or us or any of our affiliates. For purposes of the foregoing sentence, an amendment to an Award that results in a change in the tax consequences of the Award to the participant shall not be considered to be a material impairment of the rights of the participant and shall not require the participant’s consent.

2026 Employee Stock Purchase Plan

General

The 2026 ESPP was adopted by our board of directors on August 13, 2026. Assuming approval by our stockholders prior to the date of this prospectus, the 2026 ESPP will become effective as of the date of this prospectus.

Below is a summary of the principal provisions of the 2026 ESPP, which summary is qualified in its entirety by reference to the full text of the 2026 ESPP, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

The purpose of the 2026 ESPP is to advance our interests and those of our stockholders by providing an incentive to attract, retain and reward our eligible employees and by motivating such persons to contribute to our growth and profitability. The 2026 ESPP provides such eligible employees with an opportunity to acquire a proprietary interest in us through the purchase of our common stock.

Overview

A total of            shares of our common stock are available for sale under the 2026 ESPP. In addition, the 2026 ESPP provides for annual increases in the number of shares available for issuance under the 2026 ESPP on each January 1st following the effective date of the 2026 ESPP through January 1, 2036, equal to the smallest of:

•                    % of the outstanding shares of our common stock on the immediately preceding December 31;

•                    shares; or

•        such other amount as may be determined by our board of directors.

Appropriate adjustments will be made to the number of authorized shares and to outstanding purchase rights to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are cancelled will again become available for issuance under the 2026 ESPP.

Our compensation committee will administer the 2026 ESPP and will have full authority to interpret the terms of the 2026 ESPP. The 2026 ESPP provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the 2026 ESPP.

All of our employees, including our NEOs, are eligible to participate if they are customarily employed by us or any of our subsidiaries for more than 20 hours per week and more than five months in any calendar year. Non-employee directors are not eligible to participate in the 2026 ESPP. However, an employee may not be granted rights to purchase stock under the 2026 ESPP if such employee:

•        immediately after the grant would own stock or options to purchase stock possessing 5.0% or more of the total combined voting power or value of all classes of our capital stock; or

•        holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our common stock for each calendar year in which the right to be granted would be outstanding at any time.

The 2026 ESPP is intended to qualify under Section 423 of the Code and the 2026 ESPP shall be so construed. The ESPP includes a non-423 component to allow for issuances to participants outside the United States, if any. The compensation committee may, in its discretion, determine the terms of offering periods, including establishing offering periods of up to 27 months and providing for multiple purchase dates. The ESPP shall initially be implemented by consecutive, overlapping offerings of approximately 24 months’ duration (or such other duration as the compensation committee shall determine) and each 24-month offering period shall consist of four consecutive purchase periods of approximately six months duration (or such other number or duration as the compensation committee shall determine). Our compensation committee may, in its discretion, modify the terms of future offering periods.

The 2026 ESPP permits participants to purchase common stock through payroll deductions of up to 15% of their regular gross earnings and overtime payments. Other types of compensation are not considered part of compensation for purposes of the 2026 ESPP.

Unless provided otherwise by the compensation committee, the purchase price of the shares will be 85.0% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the last day of the applicable purchase period. Participants may end their participation at any time during an offering period and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

Prior to the beginning of any offering period, the compensation committee may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the administrator will make a pro rata allocation of the available shares. Any amounts withheld from participants’ compensation in excess of the amounts used to purchase shares will be refunded, without interest.

A participant may not transfer rights granted under the 2026 ESPP other than by will, the laws of descent and distribution or as otherwise provided under the 2026 ESPP as described below.

As further discussed below, in the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights. If the acquiring or successor corporation does not assume or substitute for outstanding purchase rights, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control.

The 2026 ESPP will continue in effect until terminated by our compensation committee.

Participant Withdrawal or Termination

A participant may withdraw from the 2026 ESPP by signing and delivering to our office or representative designated by us a written or electronic notice of withdrawal on a form provided by us for this purpose. Such withdrawal may be elected at any time prior to the end of an offering period; provided, however, that if a participant withdraws from the 2026 ESPP after a purchase date, the withdrawal shall not affect shares of common stock acquired by the participant on such purchase date. A participant who voluntarily withdraws from the 2026 ESPP is prohibited from resuming participation in the 2026 ESPP in the same offering from which he or she withdrew, but may participate in any subsequent offering by again satisfying the requirements of the 2026 ESPP. We may impose, from time to time, a requirement that the notice of withdrawal from the 2026 ESPP be on file with our office or representative designated by us for a reasonable period prior to the effectiveness of the participant’s withdrawal.

Upon a participant’s voluntary withdrawal from the 2026 ESPP, the participant’s accumulated 2026 ESPP account balance which has not been applied toward the purchase of shares of common stock shall be refunded to the participant as soon as practicable after the withdrawal, without the payment of any interest, and the participant’s interest in the 2026 ESPP and the offering shall terminate. Such amounts to be refunded may not be applied to any other offering under the 2026 ESPP.

Change in Control

In the event of a Change in Control (as defined in the 2026 ESPP) of the Company, the surviving, continuing, successor, or purchasing corporation or parent thereof, as the case may be (the “Acquiring Corporation”) may, without the consent of any participant, assume or continue our rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights for the Acquiring Corporation’s stock. If the Acquiring Corporation elects not to assume, continue or substitute for the outstanding purchase rights, the purchase date of the then current offering period shall be accelerated to a date before the date of the Change in Control specified by our compensation committee, but the number of shares of common stock subject to outstanding purchase rights shall not be adjusted. All purchase rights which are neither assumed nor continued by the Acquiring Corporation in connection with the Change in Control, nor exercised as of the date of the Change in Control, shall terminate and cease to be outstanding effective as of the date of the Change in Control.

Amendment or Termination of the ESPP

Our compensation committee, as administrator of the 2026 ESPP, may at any time amend, suspend or terminate the 2026 ESPP, except that (a) no such amendment, suspension or termination shall affect purchase rights previously granted under the 2026 ESPP unless expressly provided by our compensation committee, and (b) no such amendment, suspension or termination may adversely affect a purchase right previously granted under the 2026 ESPP without the consent of the participant, except to the extent permitted by the 2026 ESPP or as may be necessary to qualify the 2026 ESPP as an employee stock purchase plan pursuant to Section 423 of the Code or to comply with any applicable law, regulation or rule. In addition, an amendment to the 2026 ESPP must be approved by our stockholders within 12 months of the adoption of such amendment if such amendment would authorize the sale of more shares than are then authorized for issuance under the 2026 ESPP or would change the definition of the corporations that may be designated by our compensation committee as Participating Companies (as defined in the 2026 ESPP). Notwithstanding the foregoing, in the event that our compensation committee determines that continuation of the 2026 ESPP or an offering would result in unfavorable financial accounting consequences to us, our compensation committee may, in its discretion and without the consent of any participant, including with respect to an offering period then in progress: (i) terminate the 2026 ESPP or any offering period, (ii) accelerate the purchase date of any offering period, (iii) reduce the discount or the method of determining the purchase price in any offering period (e.g., by determining the purchase price solely on the basis of the Fair Market Value (as defined in the 2026 ESPP) on the purchase date), (iv) reduce the maximum number of shares of common stock that may be purchased in any offering period or (v) take any combination of the foregoing actions.

Executive Severance Plan

Our board of directors adopted the Retension Pharmaceuticals, Inc. Executive Severance Plan (the “Severance Plan”) on August 13, 2026. The purpose of the Severance Plan is to provide assurances of specified benefits to certain of our executives whose employment is involuntarily terminated without cause or who resign for good reason under the circumstances described in the Severance Plan. The Severance Plan is an “employee welfare benefit plan” within the meaning of Section 3(1) of ERISA and is administered by our compensation committee, which has discretionary authority to interpret and administer the Severance Plan. Below is a summary of the principal provisions of the Severance Plan, which summary is qualified in its entirety by reference to the full text of the Severance Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. The definition of the terms described in the summary below is found in the Severance Plan.

Eligibility

Participation in the Severance Plan is limited to employees who serve in a role of vice president or above, who have been designated by the administrator to participate either by position or by name, and who have timely executed and delivered a participation agreement. Each of our NEOs is expected to participate in the Severance Plan. No severance benefits are payable under the Severance Plan unless we have completed a public or private capital raise of not less than $15.0 million following the effective date of the Severance Plan. In addition, a participant who has completed less than six months of continuous employment as of the date of a qualifying termination is not eligible for any severance benefits, and a participant who has completed at least six months but less than 12 months of continuous employment is eligible for only 50% of the severance benefits that would otherwise be payable, including by reducing the applicable cash severance and continued health coverage periods by half and reducing any lump sum payments and equity vesting acceleration by 50%.

Severance Benefits Outside of the Change in Control Period

If a participant’s employment is terminated by us without cause (other than by reason of death or disability) outside of the Change in Control Period, then, subject to the participant’s compliance with the conditions described below, the participant will be eligible to receive the following severance benefits (as set forth in the participant’s participation agreement):

•        continuing payments of base salary, payable in accordance with our normal payroll practices, for a period of six months for participants serving as a vice president, nine months for participants serving as a senior vice president or other member of our executive leadership team other than our CEO, and 12 months for our CEO;

•        reimbursement of premiums for continued group health coverage under COBRA, or a taxable lump sum payment in lieu of reimbursement, for the same period applicable to the participant’s cash severance; and

•        accelerated vesting of the portion of the participant’s then-outstanding and unvested equity awards that would have vested had the participant’s employment continued for three months following the termination date, with any applicable performance criteria for performance periods scheduled to conclude prior to the one-year anniversary of the termination deemed achieved at target levels.

Severance Benefits in Connection with a Change in Control

If a participant’s employment is terminated by us without cause (other than by reason of death or disability) or the participant resigns for good reason, in either case during the period beginning three months prior to and ending 12 months following a change in control, then, subject to the participant’s compliance with the conditions described below, the participant will be eligible to receive the following severance benefits in lieu of the benefits described above:

•        a lump sum payment equal to nine months of base salary for participants serving as a vice president, twelve months of base salary for participants serving as a senior vice president or other member of our executive leadership team other than our CEO, and 18 months of base salary for our CEO;

•        a lump sum payment equal to 100% of the participant’s target annual bonus opportunity for the year in which the termination occurs;

•        reimbursement of premiums for continued group health coverage under COBRA, or a taxable lump sum payment in lieu of reimbursement, for a period of nine months, 12 months or 18 months, in each case corresponding to the participant’s cash severance period; and

•        accelerated vesting in full of the participant’s then-outstanding and unvested equity awards, with any applicable performance criteria deemed achieved at target levels.

If a participant becomes entitled to severance benefits outside of the Change in Control Period and a change in control occurs within the three-month period following the termination that entitles the participant to the enhanced benefits described above, the participant will cease receiving the lesser benefits and the enhanced benefits will be offset by the corresponding payments and benefits already received.

Conditions to Receipt of Severance Benefits

As a condition to receiving severance benefits under the Severance Plan, a participant must sign and not revoke a separation and release of claims agreement that becomes effective and irrevocable no later than the 60th day following the qualifying termination, and must continue to comply with any confidentiality, proprietary information and inventions agreement with us. Severance benefits terminate immediately if a participant violates the release or any such agreement. The severance benefits provided under the Severance Plan are the exclusive severance and change in control benefits available to a participant and supersede and replace any severance or change in control benefits set forth in any offer letter, employment or severance agreement, equity award agreement or other arrangement between the participant and us.

Other Provisions

If any payments or benefits provided under the Severance Plan would constitute “parachute payments” within the meaning of Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, then such payments and benefits will either be delivered in full or reduced to the extent necessary so that no portion is subject to the excise tax, whichever results in the participant receiving the greater amount on an after-tax basis. We are not obligated to provide any participant with a gross-up or other reimbursement for tax amounts the participant might owe as a result of the application of Sections 280G or 4999 of the Code. All compensation and benefits payable under the Severance Plan are subject to clawback, forfeiture and recoupment to the extent required by any clawback or recoupment policy we adopt from time to time, including any policy adopted to comply with applicable stock exchange listing standards. We may amend or terminate the Severance Plan at any time, except that any amendment or termination that is materially detrimental to a participant, including any amendment that causes an individual to cease to be a participant or that reduces the severance benefits potentially payable to a participant, will not be effective without that participant’s prior written consent.

Limitation of Liability and Indemnification

Our Certificate of Incorporation, which will become effective immediately prior to the closing of this offering, will provide that a director (to the fullest extent permitted by law) will not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. The DGCL permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director or officer, in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except that such provision may not limit the liability of:

•        any breach of the director’s or officer’s duty of loyalty to us or our stockholders;

•        any act or omission of the director or officer not in good faith or that involves intentional misconduct or a knowing violation of law;

•        any unlawful payments to a director of dividends or stock repurchases or redemptions as provided in Section 174 of the DGCL;

•        any transaction from which the director or officer derived an improper personal benefit; or

•        any action by or in the right of us by an officer.

If the DGCL is amended to permit further elimination or limitation of the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Our Bylaws, which will become effective immediately prior to the closing of this offering, will provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by the DGCL. Our Bylaws will also provide that we will indemnify and advance expenses to a director, officer and in the discretion of our board of directors, certain employees or agents (including the advancement of expenses to) in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. We intend to enter into agreements to indemnify and advance expenses for our directors, officers and, as determined by our board of directors or our compensation committee, certain employees and agents. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding by or in right of us, arising out of the person’s services to the Company. We maintain a directors’ and officers’ liability insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our Certificate of Incorporation and our Bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The above description of indemnification provisions of our Certificate of Incorporation and our Bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

The limitation of liability and indemnification provisions in our Certificate of Incorporation and our Bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.

Rule 10b5-1 Plans

Our directors and executive officers may adopt written plans (“Rule 10b5-1 plans”), in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from such person. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a Rule 10b5-1 plan at any time. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with the terms of our insider trading policy, which we intend to adopt in connection with the closing of this offering, and any applicable guidelines. Prior to 180 days after the date of this prospectus, subject to early termination and subject to certain limited exceptions, the sale of any shares under any such Rule 10b5-1 plan would be subject to the lock-up agreement that the director or executive officer has entered into with the underwriters in connection with this offering.

Director Compensation for the Fiscal Year Ended December 31, 2025

The following table sets forth information regarding compensation earned by our non-employee directors for service on our board of directors during the fiscal year ended December 31, 2025.

Name	Fees Earned or Paid in Cash ($)	Option Awards(1)(2) ($)	All Other Compensation ($)	Total ($)
Michael Joseph Berendt	60,000	36,724	—	96,724
Franklin Berger(3)	—	—	—	—
Donald Olds	30,000	36,724	—	66,724
C.R. Sincock(4)	—	86,762		86,762

____________

(1)      The amounts disclosed represent the aggregate grant date fair value of stock options granted under the 2024 Plan during the indicated fiscal year computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options are set forth in Note 5 to our audited consolidated financial statements included elsewhere in this prospectus. These amounts do not reflect the actual economic value that may be realized by the directors.

(2)      All of the option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant, as determined in good faith by our board of directors or compensation committee. The option vests in 36 equal installments on each monthly anniversary of the grant date, subject to the recipient’s continuous service with us as of each such vesting date.

(3)      Mr. Berger joined our board of directors in December 2025 and no compensation was paid in connection with his service as a director for the fiscal year ended December 31, 2025.

(4)      On August 12, 2026, Mr. Sincock informed our board of directors that he will be resigning as a director effective immediately. In connection with certain services to be provided by CRS Capital Ventures I, LLC, a fund controlled by Mr. Sincock, pursuant to the CRS Consulting Agreement, we granted a warrant in September 2025 to CRS Capital Ventures I, LLC to purchase 300,000 shares of our common stock at an exercise price of $0.39 per share of common stock (the “CRS Warrants”). The CRS Warrants vest in 36 equal monthly installments beginning on August 1, 2025, subject to the terms of the CRS Consulting Agreement See “Certain Relationships and Related Party Transactions — CRS Consulting Agreement and Termination Agreement.” See “Principal Stockholders” for more information on the beneficial ownership of our directors and officers. The amount disclosed represents the aggregate grant date fair value of the warrant computed in accordance with ASC Topic 718. The assumptions used in calculating the grant date fair value are set forth in Note 5 to our audited consolidated financial statements included elsewhere in this prospectus.

We are currently considering a compensation program for our non-employee directors for future implementation that may consist of annual retainer fees or long-term equity awards; however, there can be no assurance at this time that such a program will be implemented or that it will consist of the components noted here. Directors who are also our employees will not receive fees for service on our board of directors.

Non-Executive Director Compensation

Our board of directors approved a new non-executive director compensation program with the following elements, to be effective upon the closing of this offering:

Annual Cash Retainer
Board of Directors
Board member	$42,500
Chair of the Board	$72,500
Audit Committee
Chair	$17,500
Non-Chair Member	$6,000
Compensation Committee
Chair	$12,500
Non-Chair Member	$6,000
Nominating and Governance Committee
Chair and Non-Chair Member	$6,000

In addition to the above, (i) existing directors on our board of directors will receive an initial stock option award to purchase 35,000 shares of common stock effective as of the date of this prospectus and (ii) each new non-employee director will receive an initial stock option award to purchase 35,000 shares of common stock upon joining our board of directors. Each director who continues to serve immediately following each annual meeting of our stockholders will receive an annual stock option award to purchase 17,500 shares of common stock. In addition to the above, the chair of the Board will receive an initial stock option award to purchase 15,000 shares of common stock and an annual stock option award to purchase 5,000 shares of common stock. All such awards will have a ten-year term, with 25% of the shares subject to the award vesting on the first anniversary of the vesting commencement date, with the remainder vesting in 12 successive equal quarterly installments measured from such first anniversary, such that each award will be fully vested and exercisable as of the fourth anniversary of the vesting commencement date, subject to continued service with us through the applicable vesting date. Each of the option grants described above will be granted under our 2026 Plan.

In the event a corporate transaction (as defined in the section of this prospectus titled “Executive Officer and Director Compensation — Equity Incentive Plans”) occurs during a director’s service, the vesting of any unvested portion of their outstanding stock option awards granted under the 2026 Plan will accelerate.

Certain Relationships and Related Party Transactions

Other than the compensation agreements and other arrangements described in the “Executive Officer and Director Compensation” section of this prospectus and the transactions described below, since January 1, 2023, there has not been and there is not currently proposed, any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, the lesser of $120,000 and one percent of the average of our total assets as of December 31, 2025 and 2024, and in which any director, executive officer, or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Series A Preferred Stock Financing

We entered into a Series A Preferred Stock Purchase Agreement on November 21, 2023, as amended on May 2, 2024, pursuant to which we issued and sold an aggregate of 11,000,000 shares of Series A Preferred Stock at a purchase price of $1.00 per share, resulting in gross proceeds of $11,000,000 (the “Series A Preferred Stock Financing”).

The following table sets forth the aggregate number of shares acquired by directors, executive officers or holders of more than 5% of our capital stock, or their affiliates in the Series A Preferred Stock Financing. See “Principal Stockholders” for more information on the beneficial ownership of our directors, officers and certain stockholders. The Series A Preferred Stock will convert to an aggregate of              shares of common stock immediately prior to the closing of this offering, after giving effect to the applicable conversion ratio and the Reverse Stock Split effected in connection with this offering.

Participants	Number of Series A Preferred Stock Purchased	Purchase Price
5% and Greater Stockholders:
CRS Capital LLC(1)	575,000	$545,000
Named Executive Officers and Directors:
Eric Keller	60,000	$60,000
Paul Sweetnam	25,000	$25,000
Michael Joseph Berendt	25,000	$25,000
Donald Olds	35,000	$35,000
C.R. Sincock(1)	575,000	$545,000

____________

(1)      Represents 500,000 shares of Series A Preferred Stock acquired by CRS Capital, LLC in the Company’s Series A Financing and 75,000 shares of Series A Preferred Stock acquired by CRS Capital, LLC in a secondary transaction from a prior stockholder of the Company. Mr. Sincock is the manager of CRS Capital LLC and therefore may be deemed to exercise voting and investment discretion over securities held by CRS Capital, LLC. On August 12, 2026, Mr. Sincock informed our board of directors that he will be resigning as a director effective immediately.

Series B Preferred Stock Financing

We entered into a Series B Preferred Stock Purchase Agreement on April 22, 2025, pursuant to which we issued and sold an aggregate of 12,436,202 shares of Series B Preferred Stock at a purchase price of $1.6082 per share, resulting in gross proceeds of $20,000,000 (the “Series B Preferred Stock Financing”).

The following table sets forth the aggregate number of shares acquired by directors, executive officers or holders of more than 5% of our capital stock, or their affiliates in the Series B Preferred Stock Financing. Mr. Sincock also serves as the managing partner of Transhuman Capital, which was the lead investor in the Series B Preferred Stock Financing. In connection with Transhuman Capital’s participation in the Series B Preferred Stock Financing, we agreed to appoint Mr. Sincock to serve as a director on our board effective June 2025. On August 12, 2026, Mr. Sincock informed our board of directors that he will be resigning as a director effective immediately. See “Principal Stockholders” for more information on the beneficial ownership of our directors, officers and

certain stockholders. The Series B Preferred Stock will convert to an aggregate of              shares of common stock immediately prior to the closing of this offering, after giving effect to the applicable conversion ratio and the Reverse Stock Split effected in connection with this offering.

Participants	Number of Series B Preferred Stock Purchased	Purchase Price
5% and Greater Stockholders:
CRS Capital LLC(1)	2,148,364	$3,454,999
Named Executive Officers and Directors:
Eric Keller	194,795	$313,269
Paul Sweetnam(2)	16,393	$26,363
Michael Joseph Berendt	16,393	$26,363
Franklin Berger	77,726	$124,999
C.R. Sincock(1)	2,148,364	$3,454,999

____________

(1)      Represents securities acquired by CRS Capital, LLC. CRS Capital, LLC is a fund controlled by Mr. Sincock, the manager of CRS Capital, LLC, and Mr. Sincock may therefore be deemed to exercise voting and investment discretion over securities held by CRS Capital, LLC. On August 12, 2026, Mr. Sincock informed our board of directors that he will be resigning as a director effective immediately.

(2)      Represents securities acquired by the spouse of Dr. Sweetnam.

CRS Consulting Agreement and Termination Agreement

On August 1, 2025, we entered into the CRS Consulting Agreement with CRS Capital Ventures I, LLC, a fund controlled by C.R. Sincock, a former member of our board of directors, pursuant to which CRS Capital Ventures I, LLC agreed to provide certain services to us, including strategic expertise and advice, business development and financial introductions, and consulting and guidance on operations, strategy and sales and marketing (the “Services”). CRS Capital LLC is the managing member of CRS Capital Ventures I, LLC, and Mr. Sincock is the manager of CRS Capital LLC. In exchange for the Services, the Company granted to CRS Capital Ventures I, LLC warrants to purchase 300,000 shares of the Company’s common stock at an exercise price of $0.39 per share of common stock (the “CRS Warrants”). The CRS Warrants are the sole consideration payable for the Services, and no cash fees are payable under the CRS Consulting Agreement.

On August 12, 2026, we and CRS Capital Ventures I, LLC entered into the Termination Agreement, pursuant to which the CRS Consulting Agreement will terminate effective immediately upon the closing of this offering. In connection with the termination of the CRS Consulting Agreement upon the closing of this offering, the vesting of the CRS Warrants held by CRS Capital Ventures I, LLC will accelerate in full such that the CRS Warrants will be exercisable for all 300,000 shares of common stock subject thereto (as may be adjusted to give effect to the Reverse Stock Split). If this offering is not completed, the CRS Consulting Agreement will remain in effect and the CRS Warrants will continue to vest in accordance with its terms. In addition, on August 12, 2026, Mr. Sincock informed our board of directors that he will be resigning as a director effective immediately.

CRS Warrants

In consideration for certain Services to be provided by CRS Capital Ventures I, LLC to the Company under the CRS Consulting Agreement, we granted a warrant in September 2025 to CRS Capital Ventures I, LLC, a fund affiliated with Mr. Sincock, to purchase 300,000 shares of our common stock at an exercise price of $0.39 per share of common stock. The warrant vests in 36 equal monthly installments beginning on August 1, 2025, subject to the continued provision of the Services under the CRS Consulting Agreement. As described above, in connection with the termination of the CRS Consulting Agreement upon the closing of this offering, the vesting of the warrant held by CRS Capital Ventures I, LLC will accelerate in full. For information on the CRS Warrants held by CRS Capital Ventures I, LLC, see the footnotes to the tabular presentation in the section titled “Principal Stockholders”.

Investors’ Rights Agreement

We entered into an investors’ rights agreement on November 21, 2023 in connection with the issuance of our Series A Preferred Stock, as amended on May 2, 2024, and as amended and restated on April 22, 2025 in connection with the issuance of our Series B Preferred Stock in the Series B Financing (the “Investors’ Rights Agreement”). The Investors’ Rights Agreement has been entered into between the Company and each holder of Series A Preferred Stock and Series B Preferred Stock. The Investors’ Rights Agreement grants certain rights to the holders of our outstanding preferred stock, including certain information rights and a right of first offer with respect to future sales of our equity, excluding the shares to be offered and sold in this offering. Each of these rights and obligations will terminate in connection with the closing of this offering.

Voting Agreement

We entered into the Voting Agreement on November 21, 2023, as amended and restated on April 22, 2025. The Voting Agreement has been entered into between the Company and each holder of Series A Preferred Stock and Series B Preferred Stock, pursuant to which the following directors were each elected to serve as members on our board of directors and, except for Mr. Sincock, as of the date of this prospectus, continue to so serve: Mr. Keller was selected to serve on our board of directors as the chief executive officer of the Company; Mr. Olds was selected to serve on our board of directors by the holders of our Series A Preferred Stock; Mr. Sincock was selected to serve on our board of directors by the holders of our Series B Preferred Stock; Dr. Berendt was selected to serve on our board of directors by the holders of our common stock; and Mr. Berger was initially selected to serve on our board of directors as the at-large director jointly by Mr. Keller, Mr. Sincock, Mr. Olds and Dr. Berendt. The Voting Agreement will terminate upon the closing of this offering, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed, or their successors are duly elected by holders of our common stock. On August 12, 2026, Mr. Sincock informed our board of directors that he will be resigning as a director effective immediately. The composition of our board of directors after this offering is described in more detail in the section titled “Management — Board Composition.”

Right of First Refusal and Co-Sale Agreement

We entered into a right of first refusal and co-sale agreement on November 21, 2023, as amended and restated on April 22, 2025 (the “ROFR Agreement”). The ROFR Agreement has been entered into between the Company and each holder of Series A Preferred Stock and Series B Preferred Stock. Pursuant to the ROFR Agreement, we have a right of first refusal on certain transfers of our shares by the key holders, holders of our preferred stock have a secondary right of first refusal on such transfers, and such preferred stockholders have a right of co-sale in respect of such transfers. The ROFR Agreement will terminate upon the closing of this offering.

Sublicense Agreements

On November 17, 2023, Retension IP, our wholly-owned subsidiary and formerly a subsidiary of Redux, entered into the Redux Agreement with Redux, pursuant to which Redux granted to Retension IP an exclusive, worldwide, sublicensable license to Redux’s intellectual property rights under the Kadmon Agreement to develop, manufacture and commercialize licensed products, including RTN-001. Under the Redux Agreement, Retension IP assumed the royalty obligations owed by Redux to Kadmon, consisting of a low-teens percentage of royalties on net sales of RTN-001 and a low-teens percentage of royalties on sublicensing revenue, subject to customary deductions, to be paid each quarter in which net sales are generated or sublicense revenue is received. Mr. Keller and Dr. Sweetnam, our CEO and CSO, respectively, are each a manager of Redux. Under the Historical Agreements, Kadmon is obligated to distribute a percentage of the royalties it receives from us to Surface Logix as security holders of Surface Logix. In the event that we pay royalties under the Redux Agreement, if any, Mr. Keller and Dr. Sweetnam will receive a portion of such royalties as security holders of Surface Logix. There have been no royalties paid by Retension under the Redux Agreement or any of the Historical Agreements to date. For additional information regarding the Redux Agreement and the Kadmon Agreement see “Business — Intellectual Property — Key Agreements.”

Employment and Consulting Agreements

We have entered into employment and/or consulting agreements with our executive officers. For more information regarding these agreements, see the section titled “Executive Officer and Director Compensation — Employment and Consulting Agreements with our Executive Officers.”

Director and Officer Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and officers and, as determined by our board of directors or our compensation committee, certain employees and agents. These agreements, among other things, require us to indemnify such individuals to the fullest extent permitted by the DGCL, including indemnification (including advancement of expenses) such as attorneys’ fees, judgments and settlement amounts incurred by any of these individuals in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services to the Company.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 or, if less, 1% of the average of our total assets for the last two completed fiscal years, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with a unrelated third party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

Principal Stockholders

The following table sets forth information with respect to the beneficial ownership of our common stock as of July 31, 2026 and as adjusted to reflect the sale of our common stock offered by us in this offering, for:

•        each of our NEOs;

•        each of our directors;

•        all of our current directors and executive officers as a group; and

•        each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security and also any securities as to which a person has the right to acquire sole or shared voting or investment power as of or within 60 days of July 31, 2026. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our capital stock. Unless otherwise indicated, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information in the table below does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act and we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 28,453,424 shares of common stock outstanding as of July 31, 2026, giving effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of              shares of common stock prior to the closing of this offering. The information relating to the number and percentage of shares beneficially owned under the column titled “After Offering” is based on the sale of            shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ option to purchase additional shares.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Retension Pharmaceuticals, Inc., 1104 West Broad Street #1029, Falls Church, Virginia 22046.

	Common Stock Beneficially Owned Before Offering		Common Stock Beneficially Owned After Offering
Name of Beneficial Owner	Shares	%	Shares	%
5% and Greater Stockholders:
CRS Capital LLC(1)	2,831,697	9.9%		%
Named Executive Officers and Directors:
Eric Keller(2)	3,515,905	12.0%		%
Paul Sweetnam(3)	3,302,503	11.3%		%
Michael Joseph Berendt(4)	331,670	1.2%		%
Franklin Berger	77,726	*		%
Donald Olds(5)	325,277	1.1%		%
C.R. Sincock(1)	2,831,697	9.9%		%
All executive officers and directors as a group (nine persons)	10,601,989	37.3%		%

____________

*        Represents beneficial ownership of less than 1%.

(1)     Consists of (i) 575,000 shares of common stock issuable upon conversion of Series A Preferred Stock held directly, (ii) 2,148,364 shares of common stock issuable upon conversion of Series B Preferred Stock held directly, and (iii) 108,333 shares of common stock issuable pursuant to a warrant held by CRS Capital Ventures I, LLC that is exercisable within 60 days of July 31, 2026. In exchange for the Services related to the CRS Consulting Agreement, the Company granted CRS Capital Ventures I, LLC warrants to purchase 300,000 shares of the Company’s common stock. In connection with the termination of the CRS Consulting Agreement upon the closing of this offering, the vesting of the warrant held by CRS Capital Ventures I, LLC will accelerate in full. Accordingly, the number of shares reported under the column titled

“After Offering” reflects all 300,000 shares of common stock subject to exercise of the warrant (as may be adjusted to give effect to the Reverse Stock Split). CRS Capital LLC is the managing member of CRS Capital Ventures I, LLC. CRS Capital Ventures I, LLC is controlled by Mr. Sincock, the manager of CRS Capital LLC, and Mr. Sincock may therefore be deemed to exercise voting and investment discretion over securities held by CRS Capital LLC. On August 12, 2026, Mr. Sincock informed our board of directors that he will be resigning as a director effective immediately. The address of CRS Capital LLC is 47 W. Ellsworth Road, Ann Arbor, Michigan 48108. Mr. Sincock disclaims any beneficial ownership of such securities except to the extent of his pecuniary interests therein.

(2)      Consists of (i) 2,500,000 shares of common stock, (ii) 60,000 shares of common stock issuable upon conversion of Series A Preferred Stock, (iii) 194,795 shares of common stock issuable upon conversion of Series B Preferred Stock, and (vi) 761,110 shares of common stock issuable upon options that are exercisable within 60 days of July 31, 2026.

(3)      Consists of (i) 2,500,000 shares of common stock held directly, (ii) 25,000 shares of common stock issuable upon conversion of Series A Preferred Stock held directly, (iii) 761,110 shares of common stock issuable upon options that are exercisable within 60 days of July 31, 2026 that are held directly and (iv) 16,393 shares of common stock issuable upon conversion of Series B Preferred Stock held by Dr. Sweetnam’s spouse.

(4)      Consists of (i) 25,000 shares of common stock issuable upon conversion of Series A Preferred Stock, (iii) 16,393 shares of common stock issuable upon conversion of Series B Preferred Stock and (iii) 290,277 shares of common stock issuable upon options that are exercisable within 60 days of July 31, 2026.

(5)      Consists of (i) 35,000 shares of common stock issuable upon conversion of Series A Preferred Stock and (ii) 290,277 shares of common stock issuable upon options that are exercisable within 60 days of July 31, 2026.

Description of Capital Stock

General

As of the closing of this offering, our authorized capital stock will consist of            shares of common stock, par value $0.0001 per share, and            shares of preferred stock, par value $0.0001 per share.

The following descriptions of our capital stock, provisions of our Certificate of Incorporation and our Bylaws are summaries and are qualified by reference to the full text of those documents, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part. The following summary of relevant provisions of the DGCL is qualified by the full text of such provisions. The description of our capital stock reflects changes to our capital structure that will occur prior to the closing of this offering.

Because these are only summaries, they do not contain all the information that may be important to you. We expect to adopt our Certificate of Incorporation and Bylaws that will become effective upon the closing of this offering, and this description summarizes provisions that are expected to be included in these documents.

Common Stock

Based on the number of shares of our common stock outstanding as of            , 2026, upon closing of this offering, assuming the automatic conversion of all of our preferred stock outstanding as of            , 2026, into an aggregate of              shares of our common stock in connection with the closing of this offering, and no exercise of the underwriters’ option to purchase additional shares, we will have an aggregate of approximately            shares of common stock outstanding. Of these shares,              shares, or            shares if the underwriters exercise their option to purchase additional shares in full, sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The holders of common stock will be entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock will be entitled to receive ratably those dividends, if any, that may be declared from time to time by our board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock will have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All of the outstanding shares of common stock are, and all of the shares of common stock to be issued in this offering will be, fully paid and non-assessable.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. As of July 31, 2026, we had 11,000,000 shares of our Series A Preferred Stock and 12,436,202 shares of our Series B Preferred Stock issued and outstanding. All of our outstanding shares of convertible preferred stock will be automatically converted into an aggregate of              shares of our common stock immediately prior to the closing of this offering and we will not have any shares of preferred stock outstanding. Our Certificate of Incorporation will authorize our board of directors to establish one or more series of preferred stock. Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Our board of directors will be able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, including:

•        the designation of the series;

•        the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•        whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•        the dates at which dividends, if any, will be payable;

•        the redemption or repurchase rights and price or prices, if any, for shares of the series;

•        the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•        the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•        whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•        restrictions on the issuance of shares of the same series or of any other class or series; and

•        the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock, or subordinating the liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Options

As of July 31, 2026, 7,637,778 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $0.34 per share. For additional information regarding terms of our equity incentive plans, see the section titled “Executive Officer and Director Compensation — Equity Incentive Plans.”

Warrants

As of July 31, 2026, we had 2,173,008 outstanding warrants to purchase shares of our common stock, at a weighted-average exercise price of $1.16 per share. The warrants may be exercisable in whole or in part, at any time up to and including the first to occur of the consummation of a liquidation event and the tenth anniversary of the date of issue and thereafter shall terminate and be void. The warrants may be exercised either in cash or net issued.

Anti-Takeover Matters in our Governing Documents and Under Delaware Law

Our Certificate of Incorporation and our Bylaws will contain, and the DGCL contains, provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an antitakeover effect and may delay, deter, or prevent a merger or acquisition by means of a tender offer, a proxy contest, or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized But Unissued Capital Stock

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.

Delaware Anti-Takeover Law

After this offering, we will be subject to Section 203 of the DGCL, which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s outstanding voting stock or is the corporation’s affiliate or associate and was the owner of 15% or more of the corporation’s outstanding voting stock at any time within the three-year period immediately before the date of determination. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board, including discouraging attempts that might result in a premium, over the market price for the shares of common stock held by stockholders.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our Certificate of Incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.

Election and Removal of Directors; Vacancies

The exact number of directors will be fixed from time to time by resolution of our board of directors. Directors will be elected by a plurality of the votes of the shares of our capital stock present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Directors may be removed only with cause, and only by an affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of capital stock entitled to vote at an election of directors, voting as a single class.

Any vacancy occurring on our board of directors and any newly created directorship may be filled only by majority vote of the remaining directors then in office, even if less than a quorum.

Special Stockholder Meetings

Our Certificate of Incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors, the chair of the board of directors or our CEO. Our Bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers or changes in control or management.

Director Nominations and Stockholder Proposals

Our Bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our Bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our Bylaws will allow the chair of a meeting of the stockholders to adopt rules and regulations for the conduct of that meeting that may have the effect of precluding the conduct of certain business at that meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our Certificate of Incorporation will preclude stockholder action by written consent.

Amendment of Certificate of Incorporation or Bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Upon the closing of this offering, our Bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 66 2/3% of the votes which all our stockholders would be entitled to cast in any election of directors will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our Certificate of Incorporation described above.

The foregoing provisions of our Certificate of Incorporation and our Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Exclusive Forum

Our Certificate of Incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware be the sole and exclusive forum for: (1) any derivative action or proceeding brought on behalf of us, (2) any action asserting a claim of breach of fiduciary duty owed by any director, officer, agent, or other employee or stockholder to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine, in each case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. It will further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. The exclusive forum clauses described above shall not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable in such action. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our Certificate of Incorporation.

Limitations of Liability and Indemnification

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties, subject to certain exceptions. Our Certificate of Incorporation includes a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s or officer’s duty of loyalty, any acts or omissions of the director or officer not in good faith or that involve intentional misconduct or knowing violation of law, any unlawful payments to a director of dividends or stock redemptions or repurchases paid or made in violation of Section 174 of the DGCL, any transaction from which the director or officer derived an improper personal benefit, or any action by or in the right of us by an officer. If the DGCL is amended to permit further elimination or limitation of the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

Our Bylaws will generally provide that we will indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our Certificate of Incorporation and our Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

We intend to enter into an indemnification agreement with each of our directors and officers and, as determined by our board of directors or our compensation committee, certain employees and agents, as described in “Certain Relationships and Related Party Transactions — Director and Officer Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Transfer Agent and Registrar

Upon the closing of this offering, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 150 Royall Street, Suite 101, Canton, MA 02021.

Listing

We have applied to list our common stock on Nasdaq under the symbol “RTSN”. The closing of this offering is contingent upon such listing.

Shares Eligible for Future Sale

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, including shares issued on the exercise of outstanding options or warrants, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the closing of this offering, based on the number of shares of our capital stock outstanding as of            , 2026,            shares of our common stock will be outstanding, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of              shares of common stock immediately prior to the closing of this offering, and assuming no exercise of the underwriter’s option to purchase additional shares. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock not sold in this offering will be, and shares subject to stock options will, upon issuance, be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. We, along with our directors, officers and holders of substantially all of our capital stock and securities exchangeable or exercisable for our capital stock, have entered into lock-up agreements with the underwriters under which they have agreed, subject to certain customary exceptions, not to sell any of our stock for 180 days following the date of this prospectus as described below and in the section titled “Underwriting.” As a result of such lock-up agreements and subject to the provisions of Rule 144 or Rule 701, as well as our insider trading policy, which we intend to adopt in connection with the closing of this offering, shares of our common stock will be available for sale in the public market as follows:

•        beginning on the date of this prospectus, all            shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•        beginning 181 days after the date of this prospectus, upon expiration of the lock-up agreements referred to below, the remaining            shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period, a number of shares that does not exceed the greater of:

•        1% of the number of shares of our capital stock then outstanding, which will equal            shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•        the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits our affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Lock-Up Agreements

In connection with this offering, we, along with our directors, officers and holders of substantially all of our outstanding shares of common stock or securities convertible into or exchangeable for shares of our common stock, have entered or will enter into lock-up agreements with the underwriters that impose restrictions on the ability of such security holders, subject to certain exceptions, to directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, during the period from the date of the lock-up agreement for 180 days following the date of this prospectus, except with the prior written consent of Leerink Partners LLC and Guggenheim Securities, LLC, and certain other exceptions. See the section titled “Underwriting” for more information.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the closing of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable lock-up agreements. See the section captioned “Executive Officer and Director Compensation — Equity Incentive Plans” for a description of our equity incentive plans.

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income or the alternative minimum tax, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or non-U.S. tax laws, or any other U.S. federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), all as in effect on the date of this prospectus supplement. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court would agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including:

•        U.S. expatriates and certain former citizens or long-term residents of the United States;

•        partnerships or other entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes (and investors therein);

•        “controlled foreign corporations”;

•        “passive foreign investment companies”;

•        corporations that accumulate earnings to avoid U.S. federal income tax;

•        banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•        tax-exempt organizations and governmental organizations;

•        tax-qualified retirement plans;

•        persons subject to special tax accounting rules under Section 451(b) of the Code;

•        persons that own or have owned, actually or constructively, more than 5% of our common stock;

•        persons who have elected to mark securities to market; and

•        persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” within the meaning of Section 7701(a)(30) of the Code or a partnership (including any entity or arrangement treated as a partnership) or other pass-through entity for U.S. federal income tax purposes. A U.S. person is any person that is or is treated as any of the following:

•        an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•        a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If you are an individual non-U.S. citizen, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.

Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.

Distributions on Our Common Stock

If we distribute cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts distributed in excess of our current and accumulated earnings and profits will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s tax basis in our common stock, but not below zero. Any distribution in excess of a non-U.S. holder’s tax basis will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described in the “— Gain On Disposition of Our Common Stock” section below.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish the applicable withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form) certifying such non-U.S. holder’s qualification for the reduced rate. This certification must be provided to the applicable withholding agent before the payment of dividends and generally must be updated periodically. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such non-U.S. holder’s U.S. trade or business (and are attributable to a permanent establishment or fixed base maintained in the United States by such non-U.S. holder, if required by an applicable tax treaty), the non-U.S. holder will generally be exempt from U.S. federal withholding tax, provided that the non-U.S. holder furnishes a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as if such non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•        the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•        the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•        our common stock constitutes a “U.S. real property interest” by reason of our status as a U.S. real property holding corporation (“USRPHC”), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests (if any) relative to the fair market value of our other trade or business assets and our foreign real property interests (if any). We believe we are not currently and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC. Even if we are or were to become a USRPHC, gain arising from the sale or other disposition of our common stock by a non-U.S. holder generally will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such non-U.S. holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other disposition of our common stock or the non-U.S. holder’s holding period.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as if such non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Gain described in the third bullet point above will generally be subject to U.S. federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.

Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our common stock paid to such non-U.S. holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of, our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E (“IRS Form W-8ECI”) or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

The Foreign Account Tax Compliance Act (“FATCA”) as reflected in Sections 1471 through 1474 of the Code, imposes a U.S. federal withholding tax of 30% on certain payments, including dividends paid in respect of our common stock and, subject to the Proposed Treasury Regulations as discussed below, the gross proceeds of disposition on our common stock, made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid in respect of our common stock and, subject to the Proposed Treasury Regulations as discussed below, the gross proceeds of disposition on our common stock, made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA withholding currently applies to dividends paid on our common stock. Proposed Treasury Regulations, which may be relied upon until final Treasury Regulations are finalized, currently eliminate FATCA withholding on payments of gross proceeds from sales or other dispositions of our common stock.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

Underwriting

Leerink Partners LLC and Guggenheim Securities, LLC are acting as representatives of each of the underwriters named below and as bookrunning managers for this offering. Subject to the terms and conditions set forth in the underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriters	Number of Shares
Leerink Partners LLC
Guggenheim Securities, LLC
Oppenheimer & Co. Inc.
Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of the shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and subject to other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts and Commissions

The representative has advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering of the shares, the public offering price, concession or any other term of this offering may be changed by the representative.

The following table shows the initial public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

Total
	Per Share	Without Option	With Option
Initial public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $            . We also have agreed to reimburse the underwriters for up to $            for their FINRA counsel fee. In accordance with FINRA Rule 5110, this reimbursed fee is deemed underwriting compensation for this offering.

Over-Allotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to            additional shares at the initial public offering price, less underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus.

No Sales of Similar Securities

We, our executive officers and directors and all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Leerink Partners LLC and Guggenheim Securities, LLC on behalf of the underwriters. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•        offer, pledge, sell or contract to sell any common stock;

•        sell any option or contract to purchase any common stock;

•        purchase any option or contract to sell any common stock;

•        grant any option, right or warrant for the sale of any common stock;

•        otherwise dispose of or transfer any common stock;

•        request or demand that we file a registration statement related to the common stock; or

•        enter into any swap or other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap, agreement or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

The lock-up provisions apply to common stock and to securities convertible into or exchangeable or exercisable for common stock. They also apply to common stock owned now or acquired later by the person executing the lock-up agreement or for which the person executing the lock-up agreement later acquires the power of disposition.

The restrictions on our actions, as described above, do not apply to certain transactions, including: (i) the issuance of shares of common stock in this offering; (ii) the issuance of shares of common stock upon the exercise of an option or warrant or the conversion of a convertible security outstanding on the date of the Underwriting Agreement and referred to in this prospectus; (iii) the issuance of any shares of common stock or grant of any options to purchase common stock granted pursuant to employee benefit plans as currently existing or to become effective in connection with this offering as referred to in this prospectus; (iv) the issuance of shares of common stock pursuant to any existing non-employee director stock plan or dividend reinvestment plan referred to in this prospectus; (v) the filing by the Company of any registration statement on Form S-8 or a successor form thereto; or (vi) the issuance of shares of common stock or any securities convertible into or exercisable or exchangeable for, common stock, in connection with any merger, joint venture, strategic alliances, commercial or other collaborative transaction or the acquisition or license of the business, property, technology or other assets of another individual or entity or the assumption of an employee benefit plan in connection with a merger or acquisition, as long as the issuance does not exceed 5% of the total number of shares of common stock issued and outstanding immediately following the completion of such transactions and the recipients of such securities execute and deliver a lock-up agreement to the representatives in substantially the same terms as described above.

The restrictions on the actions of our executive officers, directors and other stockholders described above do not apply, subject in certain cases to various conditions, to certain transactions, including transfers: (i) as a bona fide gift or gifts, including, without limitation, to a charitable organization or educational institution, or for bona fide estate planning purposes; (ii) to any trust for the direct or indirect benefit of the locked-up party or the immediate family of the locked-up party; (iii) as a distribution or other transfer by a partnership to its partners or former partners or by a limited liability company to its members or retired members or by a corporation to its stockholders or former stockholders or to any wholly-owned subsidiary of such corporation; (iv) to the locked-up party’s affiliates or to any investment fund or other entity controlled or managed by the locked-up party; (v) by operation of law, order or decree of any governmental agency or body, domestic or foreign, having jurisdiction over the locked-up party or any of the locked-up party’s properties or assets, pursuant to a qualified domestic relations order or in connection with a divorce settlement; (vi) by will, other testamentary document or intestate succession upon the death of the locked-up party; or (vii) to the Company in satisfaction of any tax withholding obligation. Furthermore, the lock-up agreements do not restrict or prohibit, subject in certain cases to various conditions, (a) the transfer of the locked-up party’s securities to the Company in connection with the death, disability or termination of the locked-up party’s services to the Company; (b) the vesting, settlement, exercise or exchange by the locked-up party of any restricted stock units, options, warrants or other rights to acquire any shares of common stock, in each case for cash or on a “cashless” or “net exercise” basis pursuant to any warrant, restricted stock unit, stock option, stock bonus or other stock plan or arrangement; (c) the transfer of securities upon the completion of a bona fide third-party tender offer, merger, consolidation or other similar transaction involving a change of control of the Company; (d) the conversion of outstanding preferred stock of the Company into shares of common stock; and (e) the transfer or disposition of shares of common stock purchased by the locked-up party in this offering or on the open market following this offering.

Nasdaq Capital Market Listing

We have applied to list our common stock on the Nasdaq Capital Market, subject to notice of issuance, under the symbol “RTSN”. The closing of this offering is contingent upon such listing.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•        the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•        our financial information;

•        the history of, and the prospects for, the Company and the industry in which we compete;

•        an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•        the present state of our development; and

•        the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after this offering, our common stock will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with this offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option granted to them under the underwriting agreement described above. “Naked” short sales are sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the closing of this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of common stock or preventing or retarding a decline in the market price of common stock. As a result, the price of common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Capital Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of common stock. In addition, neither we nor any of the underwriters make any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters may also engage in passive market making transactions in our common stock on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the EU Prospectus Regulation, except that shares of common stock may be offered to the public in that Relevant State at any time under the following exemptions under the EU Prospectus Regulation:

A.     to any legal entity which is a qualified investor as defined under Article 2 of the EU Prospectus Regulation;

B.      to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

C.     in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of shares of common stock will require us or any underwriter to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the underwriters and the Company that it is a “qualified investor” within the meaning of Article 2(e) of the EU Prospectus Regulation. In the case of any shares of common stock being offered to a financial intermediary as that term is used in the EU Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the EU Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in an EEA State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the underwriters, and our respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements, and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

No shares of common stock have been offered or will be offered pursuant to this offering to the public in the UK, except that the securities may be offered to the public in the UK at any time:

A.     where (i) the offer is conditional on the admission of the securities to trading on the London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(a) of Schedule 1 of the POATR) or (ii) the securities being offered are at the time of the offer already admitted to trading on London Stock Exchange plc’s main market (in reliance on the exception in paragraph 6(b) of Schedule 1 of the POATR);

B.      to any qualified investor as defined in paragraph 15 of Schedule 1 of the POATR;

C.     to fewer than 150 persons (other than qualified investors as defined in paragraph 15 of Schedule 1 of the POATR), subject to obtaining the prior consent of the underwriters for any such offer; or

D.     in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

For the purposes of this provision, the expression an “offer to the public” in relation to the securities in the UK means the communication to any person which presents sufficient information on: (a) the securities to be offered; and (b) the terms on which they are to be offered, to enable an investor to decide to buy or subscribe for the securities and the expression “POATR” means the Public Offers and Admissions to Trading Regulations 2024.

Notice to Prospective Investors in Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Legal Matters

DLA Piper LLP (US), Washington, D.C. will pass upon the validity of the shares of our common stock being offered by this prospectus. Covington & Burling LLP, New York, New York, is counsel to the underwriters in connection with this offering.

Experts

The consolidated financial statements of Retension Pharmaceuticals, Inc. as of December 31, 2025 and 2024, and for each of the two fiscal years in the period ended December 31, 2025, included in this prospectus and registration statement, have been audited by Wolf & Company, P.C., an independent registered public accounting firm, as stated in their report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the financial statements). Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

You may read our SEC filings, including this registration statement, over the Internet at the SEC’s website at www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection at the website of the SEC referred to above. We also maintain a website at www.retensionpharma.com where, upon closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website is not part of and is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus. We have included our website in this prospectus solely as an inactive textual reference.

Retension Pharmaceuticals, Inc.
Index to Consolidated Financial Statements

Unaudited Condensed Consolidated Financial Statements:

Audited Consolidated Financial Statements:

Retension Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	June 30, 2026	December 31, 2025 (As Restated)
Assets
Current Assets
Cash and cash equivalents	$13,493,037	$18,901,024
Prepaid expenses and other current assets	2,634,339	2,544,137
Total Current Assets	16,127,376	21,445,161
Total Assets	16,127,376	21,445,161

Liabilities, Preferred Stock and Stockholders’ Deficit
Current Liabilities
Accounts payable	2,792,164	775,859
Accrued expenses	83,314	136,307
Total Current Liabilities	2,875,478	912,166
Total Liabilities	2,875,478	912,166

Commitments and Contingencies (Note 10)

Convertible Preferred Stock
Series A: $0.0001 par value; 11,000,000 shares authorized, issued and outstanding; (liquidation preference of $11,000,000 at June 30, 2026)	9,819,670	9,819,670
Series B: $0.0001 par value; 12,436,264 shares authorized, 12,436,202 issued and outstanding; (liquidation preference of $20,000,000 at June 30, 2026)	18,354,276	18,496,248
Total Convertible Preferred Stock	28,173,946	28,315,918

Stockholders’ Deficit
Common stock, $0.0001 par value, 36,000,000 shares authorized, 5,014,444 and 5,000,000 shares issued and outstanding at June 30, 2026 and December 31, 2025, respectively	501	500
Additional paid-in-capital	917,690	531,766
Accumulated deficit	(15,840,239)	(8,315,189)
Total Stockholders’ Deficit	(14,922,048)	(7,782,923)
Total Liabilities, Preferred Stock and Stockholders’ Deficit	$16,127,376	$21,445,161

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Retension Pharmaceuticals, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	For the Six Months Ended June 30,
	2026	2025
Operating Expenses
Research & Development	$6,202,638	$1,176,999
General and administrative	1,583,736	932,217
Total Operating Expenses	7,786,374	2,109,216
Loss from Operations	(7,786,374)	(2,109,216)

Other Income (Expense)
Exchange gain (loss)	(856)	—
Interest income	262,180	223,543
Total Other Income	261,324	223,543
Net Loss	$(7,525,050)	$(1,885,673)
Net loss per share – Basic and diluted	$(1.50)	$(0.38)
Weighted-average common shares outstanding	5,011,332	5,000,000

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Retension Pharmaceuticals, Inc.
Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(Unaudited)

	Series A Convertible Preferred		Series B Convertible Preferred			Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Number of Shares	Amount	Number of Shares	Amount	Total	Number of Shares	Amount
December 31, 2025	11,000,000	$9,819,670	12,436,202	$18,496,248	$28,315,918	5,000,000	$500	$531,766	$(8,315,189)	$(7,782,923)
Exercise of stock options	—	—	—	—	—	14,444	1	3,321	—	3,322
Share-based compensation expense	—	—	—	—	—	—	—	241,656	—	241,656
Series B convertible preferred stock issuance cost	—	—	—	(1,025)	(1,025)	—	—	—	—	—
Fair value of warrants issued in connection with Series B financing	—	—	—	(140,947)	(140,947)	—	—	140,947	—	140,947
Net loss	—	—	—	—	—	—	—	—	(7,525,050)	(7,525,050)
June 30, 2026	11,000,000	$9,819,670	12,436,202	$18,354,276	$28,173,946	5,014,444	$501	$917,690	$(15,840,239)	$(14,922,048)
	Series A Convertible Preferred		Series B Convertible Preferred			Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Number of Shares	Amount	Number of Shares	Amount	Total	Number of Shares	Amount
December 31, 2024	11,000,000	$9,819,670	—	$—	$9,819,670	5,000,000	$500	$286,728	$(2,013,907)	$(1,726,679)
Share-based compensation expense	—	—	—	—	—	—	—	66,217	—	66,217
Issuance of Series B convertible preferred stock, net of issuance cost of $914,268	—	—	7,641,161	11,374,259	11,374,259	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(1,885,673)	(1,885,673)
June 30, 2025	11,000,000	$9,819,670	7,641,161	$11,374,259	$21,193,929	5,000,000	$500	$352,945	$(3,899,580)	$(3,546,135)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Retension Pharmaceuticals, Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	For the Six Months Ended June 30,
	2026	2025
Operating Activities
Net loss	$(7,525,050)	$(1,885,673)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	241,656	66,217
Increase (decrease) in cash from change in assets and liabilities:
Prepaid expenses and other current assets	(90,202)	76,504
Accounts payable	2,016,305	269,739
Accrued expenses	(52,993)	23,156
Net Cash Used In Operating Activities	(5,410,284)	(1,299,051)

Financing Activities
Proceeds from exercise of stock options	3,322	—
Proceeds from issuance of Series B convertible preferred stock, net of issuance cost	(1,025)	11,374,259
Net Cash Provided by Financing Activities	2,297	11,374,259

Net Change in Cash and Cash Equivalents	(5,407,987)	10,075,208
Cash and Cash Equivalents, Beginning of Period	18,901,024	8,185,297
Cash and Cash Equivalents, End of Period	$13,493,037	$18,260,505

Supplemental disclosure of cash flow information
Fair value of warrants issued in connection with Series B convertible preferred stock financing	$140,947	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Retension Pharmaceuticals, Inc.
Notes to Condensed Consolidated Financial Statements
(Unaudited)

1.      Organization and Business Operations

Retension Pharmaceuticals, Inc. (“Retension”) was incorporated in Delaware on July 26, 2023, and headquartered in Falls Church, Virginia. The Company is a clinical-stage therapeutic development company focused on developing innovative treatments for hypertension and cardiovascular disease.

In November 2023, Retension formed a wholly-owned subsidiary, Retension IP Holding Company, LLC (the “Subsidiary”), that was incorporated in Delaware, and it holds IP assets in use by Retension Pharmaceuticals, Inc. The accompanying consolidated financial statements include the accounts of Retension Pharmaceuticals, Inc. and Retension IP Holding Company, LLC (collectively referred to as the “Company”). All intercompany transactions have been eliminated in consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to fairly state the condensed consolidated financial position of the Company as of June 30, 2026, and the results of its operations and cash flows for the six months ended June 30, 2026 and 2025. The operating results for the six-month period ended June 30, 2026, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2026, or any other interim periods within this fiscal year. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the fiscal year ended December 31, 2025.

Risks and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, uncertainty of market acceptance of products, competition from other companies, the need to obtain additional financing, protection of proprietary technology, dependence on key individuals, and the ability to attract and retain qualified employees.

The Company’s research also requires approvals from the FDA prior to beginning clinical trials and prior to product commercialization. There can be no assurance that the Company’s current ongoing research and future clinical development will result in the granting of these required approvals. If the Company is denied such approvals or such approvals are substantially delayed, they could have a material adverse effect upon the Company’s future financial results and cash flows.

Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company is a pre-revenue, clinical-stage therapeutic development company. The Company has recurring net losses since inception, negative cash flows from operations and an accumulated deficit of $15.8 million as of June 30, 2026.

The Company is actively enrolling patients for its Phase 2b clinical trial of RTN-001 for the treatment of hypertension and expects to continue to incur related research and development costs as it advances RTN-001 through clinical development. Based on the Company’s current operating plan, including the planned increase in personnel and costs associated with becoming a publicly traded company, management projects that the Company’s existing cash and cash equivalents will not be sufficient to fund its planned operating expenditures and other obligations through the period ending one year from the date these unaudited condensed consolidated financial statements are issued.

As a result, these conditions and events raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the unaudited condensed consolidated financial statements are issued.

In response, management’s plans to mitigate the conditions giving rise to this substantial doubt include raising additional capital, including through the Company’s planned initial public offering or other financing transactions, and reducing or deferring operating expenditures, including planned hiring, public-company readiness costs, and the timing and scope of certain clinical and administrative expenditures. There can be no assurance that these plans will be implemented or, if implemented, will be sufficient to fund the Company’s planned operating expenditures and other obligations.

Management has concluded that its plans do not alleviate the substantial doubt about the Company’s ability to continue as a going concern within one year after the date the unaudited condensed consolidated financial statements are issued. The restatement described in Note 3 corrected the timing of recognition of certain research and development expenditures and had no effect on the Company’s cash and cash equivalents, liquidity, or capital resources; accordingly, it did not affect the conditions giving rise to the substantial doubt regarding the Company’s ability to continue as a going concern. The unaudited condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

2.      Summary of Significant Accounting Policies

Cash and cash equivalents

For purposes of consolidated financial statement presentation, the Company considers all highly liquid instruments with an original maturity date of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities, and the reported amounts of related expenses at the date of the consolidated financial statements and the reported amounts of expenses incurred during the reporting period. The Company believes that items subject to such estimates and assumptions include the estimates of the fair value of the Company’s common stock and share-based instruments, including stock options and warrants, certain accrued expenses, and the valuation allowance associated with deferred tax assets. The Company evaluates its estimates and assumptions as facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates and assumptions, and those differences could be material to the consolidated financial statements.

Concentrations

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation (“FDIC”) provides a $250,000 guarantee per depositor for accounts held at insured banks. As of June 30, 2026, the Company had $13,493,037 of cash or cash equivalents held in a commercial bank insured only at the FDIC limit. Management believes that the Company is not exposed to significant credit risk in these accounts.

Segment information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the Chief Operating Decision Maker (“CODM”), or decision-making group, in making decisions regarding resource allocation and assessing performance. The Company operates as a single operating and reportable segment focused on the development of treatments for hypertension and cardiovascular disease. The Company manages all business activities on a consolidated basis.

The Company’s CODM is its Chief Executive Officer. The CODM evaluates segment performance and allocates resources using consolidated net loss, which represents the measure of segment profit or loss used for internal reporting purposes.

The significant expense categories regularly provided to and reviewed by the CODM include:

•        Research and development (“R&D”) expense

•        General and administrative (“G&A”) expense

•        Stock-based compensation expense

Clinical trial, preclinical, and manufacturing-related costs are included within R&D and are not separately reviewed by the CODM as distinct expense categories.

These significant segment expense categories and the resulting measure of consolidated net loss are presented in the Company’s consolidated statements of operations.

“Other segment items” include items not regularly reviewed by the CODM, such as interest income, interest expense, fair value adjustments, and other non-operating gains or losses. These items are included in reconciling the segment measure of net loss to consolidated net loss.

The Company had no revenues and no customers during the periods presented.

All of the Company’s long-lived assets were located in the United States as of each balance sheet date presented.

Research and Development

The Company expenses research and development costs as incurred. R&D expenses primarily include third-party costs incurred to develop drug candidates, personnel-related expenses including salaries and benefits, lab supplies, preclinical and clinical trial costs, manufacturing for investigational drugs, and regulatory expenses. Upfront and milestone payments for licensing agreements are expensed unless they provide an alternative future benefit, in which case they are capitalized.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation, using the fair value method. The fair value of stock options, warrants, and restricted stock units (RSUs) is estimated on the grant date using the Black-Scholes option pricing model, incorporating assumptions for expected volatility, risk-free interest rate, expected term and dividend yield. Compensation cost is recognized over the requisite service period, generally the vesting period. Expected volatility for the Company’s common stock is determined based on an average of the historical volatility of a peer-group of similar public companies. The risk-free interest rate is based upon the U.S. Treasury yield curve commensurate with the expected term at the time of grant or remeasurement. The expected term of options granted to employees is calculated using the simplified method, which represents the average of the contractual term of the option and the weighted-average vesting period of the option. The simplified method is used as the Company does not have sufficient appropriate exercise data on which to base its own estimate. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future. The Company recognizes forfeitures at the time forfeitures occur.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in the Financial Accounting Standards Board (FASB) ASC 480, Distinguishing Liabilities from Equity, or ASC 480, and ASC 815, Derivatives and Hedging, or ASC 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. Finally, the Company determines if the warrants meet the definition of a derivative based on their contractual terms. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and at each balance sheet date thereafter. Changes in the estimated fair value of liability-classified warrants are recognized as a noncash gain or loss on the consolidated statements of operations. The Company also evaluates if changes in contractual terms or other considerations would result in the reclassification of outstanding warrants from liabilities to stockholders’ equity (or vice versa).

Preferred Stock

The Company’s convertible preferred stock is redeemable upon the liquidation or winding up of the Company, a change in control, or a deemed liquidation event related to the sale of substantially all the assets of the Company. Based on the ownership of the Company’s equity and associated board of director control, deemed liquidation events are not solely within the control of the Company. As a result, the shares of the Company’s convertible preferred stock are considered contingently redeemable and are therefore presented within mezzanine equity in its balance sheets.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Fair Value Measurement

The Company follows ASC 820, Fair Value Measurement, that provides the framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Fair value is defined as the exchange price, or an exit price, representing the amount that would be received upon the sale of an asset or payment to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, the three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

•        Level 1:    Quoted market prices for identical assets or liabilities.

•        Level 2:    Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable, either directly or indirectly.

•        Level 3:    Unobservable inputs that cannot be corroborated by market data.

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, prepaid expenses and other current assets, accounts payable, and accrued liabilities approximate fair value due to their relatively short maturities. The fair value of the warrants is estimated using a Black-Scholes option-pricing model.

Foreign Currency Transactions

The Company’s functional currency is the U.S. dollar. Transactions denominated in currencies other than the U.S. dollar are remeasured into U.S. dollars using the exchange rate in effect on the transaction date. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are remeasured at the exchange rate in effect at each balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are remeasured at historical exchange rates. Gains and losses resulting from foreign currency transactions are recognized in the consolidated statements of operations in the period in which they occur.

Net Income (Loss) Per Share

The Company computes basic and diluted net loss per share attributable to common stockholders using the two-class method. Series A and Series B preferred stock (see Note 4) met the definition of participating securities due to their non-cumulative dividend rights. During periods of net loss, no allocation is made to participating securities as they do not have a contractual obligation to absorb losses, and accordingly all undistributed losses are allocated to common stockholders. As the Company incurred losses for the six months ended June 30, 2026, and 2025, basic and diluted net loss per share were the same for all periods presented.

The following table summarizes the weighted-average number of potentially dilutive shares outstanding that were excluded from the computation of diluted net loss per share, because their effect was antidilutive:

	June 30,
	2026	2025
Common stock options	6,013,739	2,570,000
Convertible preferred stock	23,436,202	13,912,929
Common stock warrants	2,006,448	1,100,000

Recently Issued Accounting Pronouncements

On November 4, 2024, the FASB issued ASU 2024-03, Accounting Standards Update 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments in this ASU do not change or remove current expense disclosure requirements; however, the amendments affect where such information appears in the notes to financial statements because entities are required to include certain current disclosures in the same tabular format disclosure as the other disaggregation requirements in the amendments. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the potential impact that the adoption of this standard will have on its financial statements.

The Company does not believe that any recently issued but not yet effective accounting pronouncements will have a material effect on the accompanying unaudited condensed consolidated financial statements.

The Company has elected to use the extended transition period for complying with new or revised accounting standards applicable to public business entities and, as a result, adopts new accounting standards based on the effective dates applicable to private companies.

3.      Restatement of Previously Issued Financial Statements

The Company identified an error in its accounting for advance payments made to a contract research organization. The Company incorrectly recognized these advance payments as expense when the related invoices were paid, when they should have been recorded as prepaid expenses and recognized as research and development expense as the related clinical trial activities were performed. The Company has restated its previously issued consolidated financial statements as of and for the year ended December 31, 2025, to correct this error.

The correction did not affect the condensed consolidated statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for the six months ended June 30, 2025.

The following table presents the effect of the restatement on the affected balance sheet line items as of December 31, 2025:

Condensed Consolidated Balance Sheet as of December 31, 2025

	As Previously Reported	Adjustment	As Restated
Prepaid expenses and other current assets	$240,121	$2,304,016	$2,544,137
Total Current Assets	$19,141,145	$2,304,016	$21,445,161
Total Assets	$19,141,145	$2,304,016	$21,445,161
Accumulated Deficit	$(10,619,205)	$2,304,016	$(8,315,189)
Total Stockholders’ Deficit	$(10,086,939)	$2,304,016	$(7,782,923)
Total Liabilities, Preferred Stock and Stockholders’ Deficit	$19,141,145	$2,304,016	$21,445,161

4.      Convertible Preferred Stock

As of June 30, 2026, the Company was authorized to issue 23,436,264 shares of preferred stock, consisting of 11,000,000 shares designated as Series A Convertible Preferred Stock and 12,436,264 shares designated as Series B Convertible Preferred Stock, as approved under the Amended and Restated Certificate of Incorporation filed on April 17, 2025.

Series A Convertible Preferred Stock

As of June 30, 2026, 11,000,000 shares of Series A Convertible Preferred Stock (“Series A”) were issued and outstanding.

Liquidation Preference:    Upon any liquidation, dissolution, or winding-up of the company (including a Deemed Liquidation Event such as certain mergers or asset sales), each Series A share is entitled to receive $1.00 per share (the “Series A Original Issue Price”) plus any declared but unpaid dividends before any distribution to common stockholders. In a liquidation event, each preferred share will receive the greater of (i) the fixed liquidation amount or (ii) the amount that would be received had it converted to common.

Conversion Rights:    Series A Preferred Stock is convertible into common stock on a 1:1 basis at any time at the option of the holder, without additional payment. The initial conversion ratio is one common share for each preferred share, equivalent to the $1.00 issue price. This conversion rate is subject to standard anti-dilution adjustments for certain future issuances of stock at lower prices, stock splits, stock dividends, and similar recapitalizations to protect against dilution. All outstanding preferred shares will also automatically convert to common stock upon the occurrence of specific trigger events — notably, a Qualified Public Offering of at least $25 million in gross proceeds or upon the written consent of a majority of preferred holders (the “Requisite Holders”). After such a mandatory conversion, the preferred shares cease to exist, and holders receive common shares (plus cash in lieu of any fractional shares and any declared but unpaid dividends).

Dividend Rights:    Holders of Series A are entitled to dividends if and when declared by the Board of Directors, on a non-cumulative basis.

Voting Rights:    Each share of Series A votes together with the common stock (and any other series of preferred) on an as-converted basis. In addition, as long as at least 1,000,000 preferred shares (Series A or combined) are outstanding, the preferred shareholders (voting as a separate class) have the right to elect one member of the Board of Directors (the “Preferred Director”). Any change to rights of the Series A (or creation of a new class of stock senior to it) also requires class approval by Series A holders.

Protective Provisions:    The Series A Preferred Stock comes with certain protective provisions that require the consent of the preferred stockholders (typically a majority of them) before the Company can undertake specified significant actions. These rights protect the preferred investors by giving them a veto or approval right on actions that could adversely affect their position. According to the Certificate of Incorporation, as long as any Series A shares are outstanding, the Company shall not, without consent of the Requisite Holders (majority of Preferred):

•        Liquidate, dissolve, or wind-up the company, or effect any merger, consolidation, or similar transaction that is deemed a liquidation, unless the treatment of the preferred in that event would produce a return of at least 3x the original Series A price (i.e. at least $3.00 per Series A share) for the preferred holders. A sale of the Company yielding less than 3x payoff to Series A cannot proceed without their approval.

•        Amend the Certificate of Incorporation or bylaws in a way that adversely changes the rights, preferences, or powers of the preferred stock.

•        Create or authorize any new class or series of capital stock (or issue additional shares) that would rank senior or on parity with the Series A Preferred, or increase the authorized number of preferred shares, without approval.

•        Redeem or repurchase any shares of capital stock or pay any dividends on capital stock (other than dividends on the preferred itself, or stock dividends on common, or repurchases of stock from former employees at cost).

•        Incur or guarantee indebtedness above a certain threshold.

•        Create any subsidiaries that are not wholly owned, or sell or dispose of substantially all assets (including intellectual property licenses) of the company or any subsidiary, without approval.

•        Change the size of the Board of Directors.

Redemption Rights:    Series A Preferred Stock is not redeemable at the option of the holder — there is no mandatory redemption date or investor put right under normal circumstances. The shares are classified outside of permanent equity (in mezzanine) but without a fixed repayment obligation. Series A Preferred Stock charter includes a conditional redemption feature in the context of certain sale events: if the Company undergoes a Deemed Liquidation Event (e.g. a merger or sale of substantially all assets) and the Company does not dissolve and liquidate fully (i.e. it continues as a going concern or the sale is to a larger entity), then if a majority of preferred so elect, the Company must use the proceeds from that event to redeem the outstanding preferred shares at the liquidation preference price (to the extent proceeds are available).

The aggregate liquidation preference of the Series A Convertible Preferred Stock was $11.0 million as of June 30, 2026.

Series B Convertible Preferred Stock

Series B Convertible Preferred Stock was issued during the year ended December 31, 2025, pursuant to the Series B Preferred Stock Purchase Agreement dated April 22, 2025. As of June 30, 2026, 12,436,202 shares of Series B Convertible Preferred Stock (‘Series B’) were issued and outstanding. There was no Series B issuance activity during the six months ended June 30, 2026.

Liquidation Preference:    On a liquidation, dissolution, or winding-up of the Company (including a deemed liquidation such as certain mergers or asset sales) or sale, each Series B share is entitled to $1.6082 per share (the “Series B Original Issue Price”) preference before common shareholders receive anything. The Series B and Series A rank equally (pari passu) in liquidation. They would share in any liquidation proceeds alongside Series A according to their respective preference amounts if the available proceeds are insufficient to fully satisfy both.

Conversion Rights:    Series B Preferred Stock is convertible into common stock at a 1:1 ratio as well, at the holder’s discretion, any time. The initial conversion price is $1.6082 (one common share per Series B share) subject to the same anti-dilution protections and adjustments as Series A. Automatic conversion of Series B also occurs under the same triggers as Series A — upon the closing of a qualified public offering of at least $25 million in gross proceeds or upon the written consent of a majority of the combined preferred (Series A and Series B) holders (the “Requisite Holders”).

Dividend Rights:    Series B has the same dividend rights as Series A — no dividends are payable on junior or parity classes unless an equivalent dividend is first (or simultaneously) paid on Series B. Dividends are non-cumulative and payable only if, as, and when declared by the Board.

Voting Rights:    Series B Preferred votes together with Series A and common stock as a single class, on an as-converted to common basis. Each Series B share has one vote. Series B and Series A vote collectively as “Preferred Stock” where applicable. Because Series B was created with “parity” rights, the two series vote together on general matters and also generally act together for protective provisions. The preferred-investor board seat described under Series A above is shared by all preferred holders (Series A + B): together they elect one director as a class. Any amendment to the rights of preferred stock requires approval of both Series A and B (usually by combined preferred vote).

Protective Provisions:    Series B Preferred Stock was issued under the same protective provisions that Series A has.

Redemption Rights:    Series B Preferred Stock is not redeemable at the holders’ option, similar to Series A. It does not carry a fixed redemption date. The only redemption mechanism involving Series B is the same conditional right tied to a Deemed Liquidation Event: if the company is sold or merged in a change-of-control transaction and is not liquidating, the preferred (Series A and B together) can elect to have their shares redeemed (on a pro-rata basis) at their respective liquidation preference amounts, to the extent proceeds are available. Series B participates in any such election alongside Series A. Series B has no optional or mandatory redemption feature.

The aggregate liquidation preference of the Series B Convertible Preferred Stock was approximately $20 million as of June 30, 2026.

Management has concluded that both series of convertible preferred stock are classified within mezzanine equity, as they are not mandatorily redeemable and do not embody an unconditional obligation to transfer assets at the holder’s option in accordance with ASC 480, Distinguishing Liabilities from Equity. The Company also evaluated the conversion and anti-dilution features under ASC 815, Derivatives and Hedging, and determined that no embedded derivative bifurcation was required.

5.      Common Stock

In 2023, the Company issued 5,000,000 shares of common stock to the founders of the Company.

During the six months ended June 30, 2026, the Company issued 14,444 shares of common stock upon the exercise of stock options. There were no common stock issuances during the year ended December 31, 2025. As of June 30, 2026 and December 31, 2025, there were 5,014,444 and 5,000,000 shares of common stock issued and outstanding, respectively.

Common stockholders are entitled to vote on all matters and are entitled to one vote for each share of common stock held. All voting, dividend and liquidation rights of common stockholders are subject to and qualified by the rights and preferences of the preferred stockholders.

6.      Stock Incentive Plan

The Company adopted the 2024 Stock Incentive Plan (the “Plan”), under which officers, employees, directors, consultants and advisors of the Company may be granted incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units or other stock-based awards.

On April 17, 2025, the Company’s Board of Directors and stockholders approved a Second Amendment to the Plan, which increased the aggregate number of shares of common stock reserved for issuance from 2,851,434 to 6,366,959 shares. The amendment was executed on April 22, 2025 and did not modify any other provisions of the plan.

On May 1, 2026, the Company’s Board of Directors and stockholders approved a Third Amendment to the Plan, which increased the aggregate number of shares of common stock reserved for issuance from 6,366,959 to 7,655,913 shares. The amendment did not modify any other provision of the Plan.

As of June 30, 2026, 7,640,556 stock options were outstanding, and 913 shares remained available for future issuance under the plan.

The following is a summary of stock option activity under the Plan for the six months ended June 30, 2026:

	Number of Options	Weighted average Exercise Price	Weighted Average Remaining Contractual Term (in Years)
Outstanding at December 31, 2025	5,252,222	$0.31	7.58
Granted	2,500,000	0.39	10.01
Exercised	(14,444)	0.23	8.62
Forfeited or expired	(97,222)	0.39	9.74
Outstanding at June 30, 2026	7,640,556	$0.34	7.96
Exercisable at June 30, 2026	2,940,263	$0.27	6.68

The aggregate intrinsic value of stock options outstanding and exercisable at June 30, 2026 was $0. The aggregate intrinsic value of stock options exercised at June 30, 2026 was $2,311.

The Company determined the fair value of stock options granted during the period ended June 30, 2026, and 2025 utilizing the Black-Scholes valuation model based upon the assumptions provided below. No options were granted during the six months ended June 30, 2025.

	2026	2025
Risk free interest rate	4.18% – 4.39%	—
Expected term (in years)	6.11 – 6.27	—
Expected volatility	57.5% – 60.25%	—
Expected dividend yield	0%	—

The weighted average grant-date fair value per option granted during the six months ended June 30, 2026, was $0.23. The weighted average grant-date fair value per option vested during the six months ended June 30, 2026, and 2025 were $0.20 and $0.15, respectively. As of June 30, 2026, there was $1,021,937 of unrecognized share-based compensation expense related to non-vested options, which is expected to be recognized over the weighted average period of 2.11 years.

Stock-based compensation expense related to stock options granted under the Plan was $227,196 and $66,217 for the six months ended June 30, 2026 and 2025, respectively. Stock-based compensation expense is included in general and administrative expenses in the accompanying condensed consolidated statements of operations.

During the year ended December 31, 2025, the Company granted equity-classified warrants to purchase 300,000 shares of common stock to CRS Capital Ventures I, LLC, an entity affiliated with a member of the Board of Directors, in exchange for certain services, including strategic expertise and advice, business development and financial introductions, consulting and guidance on operations, strategy and sales and marketing (the “Services”) pursuant to a consulting agreement, dated as of August 1, 2025, by and between the Company and CRS Capital Ventures I, LLC (the “CRS Consulting Agreement”). The warrant is a standalone instrument with its own dedicated share reservation and was not issued under, and does not draw shares from, the Plan. The warrant vests monthly over a 36-month service period and was accounted for as stock-based compensation under ASC 718. The grant-date fair value of the warrant was measured using an option pricing model, and compensation expense is recognized over the requisite service period. There were no such warrants granted during the six months ended June 30, 2026, and 2025.

The following is a summary of warrant activity for such warrant for the six months ended June 30, 2026:

	Number of Warrants	Weighted average Exercise Price	Weighted Average Remaining Contractual Term (in Years)
Outstanding at December 31, 2025	300,000	$0.39	9.82
Granted	—	—
Exercised	—	—
Forfeited or expired	—	—
Outstanding at June 30, 2026	300,000	$0.39	9.32
Exercisable at June 30, 2026	83,333	$0.39	9.32

The aggregate intrinsic value of warrants outstanding and exercisable at June 30, 2026, was $0.

As of June 30, 2026, there was $62,661 of unrecognized share-based compensation expense related to non-vested warrants, which is expected to be recognized over the weighted average period of approximately 2.09 years.

Stock-based compensation expense related to the warrants was $14,460 for the six months ended June 30, 2026. No stock-based compensation expense was recognized related to the warrants for the six months ended June 30, 2025. Stock-based compensation expense is included in general and administrative expenses in the accompanying condensed consolidated statements of operations.

7.      Warrants

In 2024, in connection with the Series A financings closed in 2023 and 2024, the Company issued warrants in connection with the Placement Agency Agreement (see Note 10) to purchase a total of 1,100,000 shares of the Company’s common stock, including the warrants that were granted but not issued in connection with 2023 Series A financings.

In February 2026, in connection with the Series B financings that closed in 2025, the Company issued warrants in connection with the 2025 Advisory Services Agreement (see Note 10) to purchase a total of 773,008 shares of the Company’s common stock.

The warrants for common stock issued in connection with the Series A and Series B financings were recorded as issuance costs of Series A and Series B convertible preferred stock, respectively, with the corresponding amount recorded in additional paid-in capital at the time of issuance. The warrants described in this note were issued in connection with equity financing transactions and are classified as equity instruments. These warrants are not within the scope of ASC 718, as they were not issued in exchange for goods or services. See Note 6 for information regarding the common stock warrant issued in exchange for certain Services under the CRS Consulting Agreement, which is a standalone instrument with its own dedicated share reservation and was not issued under the Plan.

The following presents information about warrants issued in connection with financing transactions to purchase common stock issued and outstanding at June 30, 2026:

Year Issued	Classification	Number of Warrants	Exercise Price	Date of Expiration
2024	Equity	1,039,375	$1.00	09/13/2034
2024	Equity	60,625	$1.00	12/16/2034
2026	Equity	773,008	$1.69	02/08/2036
Total		1,873,008
Weighted average exercise price			$1.28
Weighted average life (in years)				8.78

8.      Related Party Transactions

Response Pharmaceuticals, Inc. is a related party of the Company due to common ownership and shared management. During the six months ended June 30, 2026, the Company did not engage in recurring operating or financing transactions with Response Pharmaceuticals, Inc. As of June 30, 2026, and December 31, 2025, the Company had no material outstanding balances with Response Pharmaceuticals, Inc., a company managed by the same Chief Executive Officer.

Redux Therapeutics, LLC (“Redux”) is a related party of the Company due to common management. The Company’s Chief Executive Officer and Chief Scientific Officer each serve as managers of Redux. The Company, through its wholly-owned subsidiary Retension IP Holding Company, LLC, holds an exclusive sublicense to RTN-001 pursuant to a sublicense agreement with Redux. See Note 9 for a full description of the Redux sublicense arrangement and the related party transactions thereunder.

9.      License Agreement

The Company, through its wholly-owned subsidiary Retension IP Holding Company, LLC (“Retension IP”), holds an exclusive sublicense to develop, manufacture and commercialize RTN-001 pursuant to a sublicense agreement dated November 17, 2023, with Redux Therapeutics, LLC (“Redux”), a related party (the “Redux Agreement”). Redux is a therapeutic asset acquisition and development company whose managers include the Company’s Chief Executive Officer and Chief Scientific Officer. Retension IP was formerly a wholly-owned subsidiary of Redux prior to becoming a wholly-owned subsidiary of the Company in connection with the execution of the Redux Agreement. The Redux Agreement incorporates by reference the terms and conditions of the exclusive sublicense agreement between Kadmon Corporation, LLC (“Kadmon”), a subsidiary of Sanofi and an unrelated party, and Redux (the “Kadmon Agreement”), pursuant to which Kadmon granted Redux the rights to RTN-001 (formerly known as KD-027). The Redux Agreement also incorporates the diligence milestone obligations under the Kadmon Agreement, including the obligation to initiate a Phase 2 clinical trial, which the Company has satisfied through the initiation of its Phase 2b clinical trial for RTN-001. No milestone payments were triggered by or paid in connection with the satisfaction of this diligence milestone.

The Company paid a license fee totaling $1.00 related to this agreement, which is effective until terminated upon mutual written notice or early terminated due to material breach, termination of the business or termination of the original license, as defined in the agreement. The sublicense agreement requires the Company to pay royalties to the sub-licensor, an unrelated party, within 45 days of the conclusion of each calendar quarter in which Net Sales are generated or Sublicense Revenue is received based on a low-teens percentage of each of (a) the Net Sales and (b) Sublicense Revenue for such calendar quarter, all capitalized terms are as defined in the sublicense agreement. For the six-month periods ended June 30, 2026 and 2025, the Company has not paid any royalty expenses to the sub-licensor. The sublicense royalties shall be payable until the later of (a) expiration or invalidation of the last Valid Claim of a corresponding Licensed Patent covering such Licensed Product and (b) expiration of any Regulatory Exclusivity for such Licensed Product, all capitalized terms as defined in the sublicense agreement. Upon expiration of this agreement, the license granted to the Company shall become perpetual, fully-paid up, royalty-free and irrevocable.

In the event the Company pays royalties under the Redux Agreement, a portion of such royalties may ultimately be distributed to the Company’s Chief Executive Officer and Chief Scientific Officer through their respective security holder interests in entities that are parties to the Kadmon Agreement, the Redux Agreement, the license agreement between NT Life Sciences, LLC (“NT Life”) and Surface Logix, Inc. and the sub-license agreement between NT Life and Kadmon (collectively, the “Historical Agreements”). No royalties have been paid under the Redux Agreement or any of the Historical Agreements since inception. As of June 30, 2026, and December 31, 2025, there were no amounts due to or from Redux or Kadmon in connection with these license arrangements.

10.    Advisory and Placement Agency Agreements

Placement Agency Agreement

The Company entered a Placement Agency Agreement in May 2023 with a vendor to act as its exclusive placement agent for private securities offerings. The agreement includes cash compensation equal to 7% of the proceeds from each offering. No placement agent expenses were incurred during the six months ended June 30, 2026. The Company incurred $675,211 in issuance expense to the placement agent during the six months ended June 30, 2025. The Company also agreed to issue warrants for 10% of Series A securities sold. Additionally, a 3.5% cash fee is due if an investor completes a sale transaction during a 24-month tail period. Upon termination, the agent is entitled to a tail fee matching prior compensation terms. Either party may terminate the agreement with a 30-day written notice.

2023 Advisory Services Agreement

In May 2023, the Company signed an Advisory Services Agreement with a vendor to help find potential investors for private offerings or licensing transactions. The agreement includes various fees based on the amount of proceeds from equity financing and company transactions, as well as warrants for equity compensation. The fees decrease as the proceeds increase. The Company must pay a transaction fee if an investor introduced by the vendor completes a transaction during the term or a 15-month tail period. The fee is 3.5% of the first $50 million, 3% of the next $50 million, 2.5% of the next $150 million, and 2% of any amount over $250 million. Additionally, there are transaction fees for deals completed during the term or a 15-month tail period. The Company must pay a 2% cash fee for any licensing transaction completed during the term or tail period. If a FINRA-registered broker-dealer is involved, the fees are reduced by 50%. The agreement can be terminated with a 10-day written notice from either party.

2024 Advisory Services Agreement

In June 2024, the Company signed a new Advisory Services Agreement, replacing the previous Placement Agency Agreement. The vendor provided non-exclusive investor introduction services for private offerings and licensing transactions. The agreement includes a $20,000 monthly advisory fee for nine months, credited against other fees. Financing fees are tiered, starting at 7% for the first $7 million and decreasing for higher amounts. Equity compensation for warrants is also tiered. The Company Transaction Fee structure remains similar, with a reduced 15-month tail period. The vendor is not a placement agent or underwriter unless separately agreed. The Company can engage other firms while it remains responsible to handle U.S. Blue Sky filings. Either party can terminate the agreement with written notice, with tail fees applicable during the tail period. This agreement was superseded effective September 1, 2025 by the 2025 Advisory Services Agreement described below.

2025 Advisory Services Agreement

On September 1, 2025, the Company entered into a new Advisory Services Agreement (the “2025 Advisory Services Agreement”) with the same vendor, which superseded the 2024 Advisory Services Agreement. The 2025 Advisory Services Agreement provides for non-exclusive advisory services, including investor introductions for private offerings and licensing transactions. The agreement includes a $30,000 monthly advisory fee for six months, creditable against other fees owed under the agreement, subject to certain limitations. Financing fees are tiered, starting at 7% for the first $5.1 million of proceeds and decreasing to 3% for proceeds above $37 million. Equity compensation in the form of warrants is also tiered based on proceeds, with warrants having an exercise price equal to a 5% premium to the price per share of securities sold and a ten-year term. Company Transaction Fees are tiered from 3.5% to 2%, and a Licensing Transaction Fee of 2% applies to aggregate licensing transaction payments. The agreement includes a 15-month tail period and may be reduced by up to 50% if a FINRA-registered broker-dealer is retained. Either party may terminate the agreement upon 15 days’ written notice.

In connection with the Series B financings, the Company issued to the vendor and its designees an aggregate of 773,008 warrants to purchase shares of common stock during the six months ended June 30, 2026. These warrants have an exercise price of $1.69 per share and expire on February 8, 2036. The fair value of these warrants of $140,947, measured using a Black-Scholes option pricing model, was recorded as an issuance cost of the Series B Convertible Preferred Stock during the six months ended June 30, 2026, with a corresponding increase to additional paid-in capital. See Note 7 for additional information regarding these warrants.

IPO Engagement Agreement

In December 2024, the Company signed an IPO Engagement Agreement with Titan Partners Group LLC as its exclusive lead managing underwriter for a firm commitment initial public offering (IPO) and listing on a U.S. national securities exchange. This agreement was terminated effective June 22, 2025. No termination fees were paid in connection with this termination.

11.    Subsequent Events

Management has evaluated subsequent events from the balance sheet date through August 5, 2026, the date the unaudited condensed consolidated financial statements were available to be issued and has concluded that no subsequent events require adjustment to or disclosure in these unaudited condensed consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of
Retension Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Retension Pharmaceuticals, Inc. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Restatement of Previously Issued Financial Statements and Going Concern

As discussed in Note 3 to the financial statements, the Company has restated its previously issued financial statements as of and for the year ended December 31, 2025 to correct an error related to the accounting for advance payments made to a contract research organization. Accordingly, our opinion on the financial statements is based on the amounts and disclosures included in the restated financial statements.

As discussed in Note 1 to the financial statements, in connection with the preparation of these restated financial statements, management re-evaluated the Company’s ability to continue as a going concern for the period required by applicable accounting standards, which extends through one year from the date these restated financial statements were available to be issued. The Company has incurred recurring losses from operations and negative cash flows since inception and will require additional capital to complete planned development efforts. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Wolf & Company, P.C.

We have served as the Company’s auditor since 2024.

Boston, Massachusetts

March 26, 2026, except for Note 3, as to which the date is July 31, 2026

Retension Pharmaceuticals, Inc.
Consolidated Balance Sheets as of December 31, 2025 and 2024

	2025 (As Restated)	2024
Assets
Current Assets
Cash and cash equivalents	$18,901,024	$8,185,297
Prepaid expenses and other current assets	2,544,137	184,662
Total Current Assets	21,445,161	8,369,959
Total Assets	$21,445,161	$8,369,959
Liabilities, Preferred Stock and Stockholders’ Deficit
Current Liabilities
Accounts payable	$775,859	$194,445
Accrued expenses	136,307	75,654
Due to related parties	—	6,869
Total Current Liabilities	912,166	276,968
Total Liabilities	912,166	276,968
Commitments and Contingencies (Note 11)
Convertible Preferred Stock
Series A: $0.0001 par value; 11,000,000 shares authorized, issued and outstanding; (liquidation preference of $11,000,000 at December 31, 2025)	9,819,670	9,819,670
Series B: $0.0001 par value; 12,436,264 shares authorized, 12,436,202 issued and outstanding; (liquidation preference of $20,000,000 at December 31, 2025)	18,496,248	—
Total Convertible Preferred Stock	28,315,918	9,819,670
Stockholders’ Deficit
Common stock, $0.0001 par value, 36,000,000 shares authorized, 5,000,000 shares issued and outstanding	500	500
Additional paid-in-capital	531,766	286,728
Accumulated deficit	(8,315,189)	(2,013,907)
Total Stockholders’ Deficit	(7,782,923)	(1,726,679)
Total Liabilities, Preferred Stock and Stockholders’ Deficit	$21,445,161	$8,369,959

The accompanying notes are an integral part of these consolidated financial statements

Retension Pharmaceuticals, Inc.
Consolidated Statements of Operations
for the Years Ended December 31, 2025 and 2024

	2025 (As Restated)	2024
Operating Expenses
Research and development	$5,106,109	$1,304,929
General and administrative	1,774,536	976,369
Total Operating Expenses	6,880,645	2,281,298
Loss from Operations	(6,880,645)	(2,281,298)
Other Income
Gain on revaluation of warrant liability	—	15,073
Interest income	579,363	356,514
Total Other Income	579,363	371,587
Net Loss	$(6,301,282)	$(1,909,711)
Net loss per share – basic and diluted	$(1.26)	$(0.38)
Weighted-average common shares outstanding	5,000,000	5,000,000

The accompanying notes are an integral part of these consolidated financial statements

Retension Pharmaceuticals, Inc.
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
for the Years ended December 31, 2025 and 2024

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock			Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Total	Number of Shares	Amount
Balance at December 31, 2023	7,025,000	$6,257,676	—	$—	$6,257,676	5,000,000	$500	$—	$(104,196)	$(103,696)
Share-based compensation expense	—	—	—	—	—	—	—	140,734	—	140,734
Fair value of warrants issued in connection with Series A financing	—	—	—	—	—	—	—	145,994	—	145,994
Issuance of Series A convertible preferred stock, net of issuance cost of $413,006	3,975,000	$3,561,994	—	—	$3,561,994	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	(1,909,711)	(1,909,711)
Balance at December 31, 2024	11,000,000	$9,819,670	—	$—	$9,819,670	5,000,000	$500	$286,728	$(2,013,907)	$(1,726,679)
Share-based compensation expense	—	—	—	—	—	—	—	245,038	—	245,038
Issuance of Series B convertible preferred stock, net of issuance costs of $1,503,712	—	$—	12,436,202	$18,496,248	$18,496,248	—	—	—	—	—
Net loss (As Restated)	—	—	—	—	—	—	—	—	(6,301,282)	(6,301,282)
Balance at December 31, 2025 (As Restated)	11,000,000	$9,819,670	12,436,202	$18,496,248	$28,315,918	5,000,000	$500	$531,766	$(8,315,189)	$(7,782,923)

The accompanying notes are an integral part of these consolidated financial statements

Retension Pharmaceuticals, Inc.
Consolidated Statements of Cash Flows
for the Years ended December 31, 2025 and 2024

	2025 (As Restated)	2024
Operating Activities
Net loss	$(6,301,282)	$(1,909,711)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation	245,038	140,734
Gain on revaluation of warrant liability	—	(15,073)
Increase (decrease) in cash from change in assets and liabilities:
Prepaid expenses and other current assets	(2,359,475)	(184,662)
Accounts payable	581,414	170,556
Due to related parties	(6,869)	4
Warrant liability	—	52,973
Accrued expenses	60,653	(9,923)
Net Cash Used In Operating Activities	(7,780,521)	(1,755,102)
Financing Activities
Proceeds from issuance of Series A preferred stock, net of issuance costs	—	3,614,967
Proceeds from issuance of Series B preferred stock, net of issuance costs	18,496,248	—
Net Cash Provided By Financing Activities	18,496,248	3,614,967
Net Change in Cash and Cash Equivalents	10,715,727	1,859,865
Cash and Cash Equivalents, Beginning of Period	8,185,297	6,325,432
Cash and Cash Equivalents, End of Period	$18,901,024	$8,185,297
Supplemental disclosure of noncash investing and financing activities
Fair value of warrants for common stock to be issued in connection with the issuance of Series A convertible preferred stock	$—	$52,973

The accompanying notes are an integral part of these consolidated financial statements

Retension Pharmaceuticals, Inc.
Notes to Consolidated Financial Statements
December 31, 2025 and 2024

1.      Organization and Business Operations

Retension Pharmaceuticals, Inc. (“Retension”) was incorporated in Delaware on July 26, 2023, and headquartered in Falls Church, Virginia. The Company is a clinical-stage therapeutic development company focused on developing innovative treatments for hypertension and cardiovascular disease.

In November 2023, Retension formed a wholly-owned subsidiary, Retension IP Holding Company, LLC (the “Subsidiary”), that was incorporated in Delaware, and it holds IP assets in use by Retension Pharmaceuticals, Inc. The accompanying consolidated financial statements include the accounts of Retension Pharmaceuticals, Inc. and Retension IP Holding Company, LLC (collectively referred to as the “Company”). All intercompany transactions have been eliminated in consolidation.

The accompanying consolidated financial statements are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Risks and Uncertainties

The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, uncertainty of market acceptance of products, competition from other companies, the need to obtain additional financing, protection of proprietary technology, dependence on key individuals, and the ability to attract and retain qualified employees.

The Company’s research also requires approvals from the FDA prior to beginning clinical trials and prior to product commercialization. There can be no assurance that the Company’s current ongoing research and future clinical development will result in the granting of these required approvals. If the Company is denied such approvals or such approvals are substantially delayed, they could have a material adverse effect upon the Company’s future financial results and cash flows.

Going Concern

The Company is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued. Through December 31, 2025, the Company has funded its operations mainly through equity financings. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company is a pre-revenue, clinical-stage therapeutic development company. The Company has recurring net losses since inception, negative cash flows from operations and an accumulated deficit of $8.3 million as of December 31, 2025.

The Company is actively enrolling patients for its Phase 2b clinical trial of RTN-001 for the treatment of hypertension and expects to continue to incur related research and development costs as it advances RTN-001 through clinical development. Based on the Company’s current operating plan, including the planned increase in personnel and costs associated with becoming a publicly traded company, management projects that the Company’s existing cash and cash equivalents will not be sufficient to fund its planned operating expenditures and other obligations through the period ending one year from the date these consolidated financial statements are issued.

As a result, these conditions and events raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

In response, management’s plans to mitigate the conditions giving rise to this substantial doubt include raising additional capital, including through the Company’s planned initial public offering or other financing transactions, and reducing or deferring operating expenditures, including planned hiring, public-company readiness costs, and the timing and scope of certain clinical and administrative expenditures. There can be no assurance that these plans will be implemented or, if implemented, will be sufficient to fund the Company’s planned operating expenditures and other obligations.

Management has concluded that its plans do not alleviate the substantial doubt about the Company’s ability to continue as a going concern within one year after the date the accompanying consolidated financial statements are issued. The restatement described in Note 3 corrected the timing of recognition of certain research and development expenditures and had no effect on the Company’s cash and cash equivalents, liquidity, or capital resources; accordingly, it did not affect the conditions giving rise to the substantial doubt regarding the Company’s ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of this uncertainty.

2.      Summary of Significant Accounting Policies

Cash and cash equivalents

For purposes of consolidated financial statement presentation, the Company considers all highly liquid instruments with an original maturity date of three months or less to be cash equivalents.

During the years ended December 31, 2025 and 2024, there were no changes to the Company’s significant accounting policies.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure contingent liabilities at the date of the consolidated financial statements and the reported amounts of expenses incurred during the reporting period. The Company believes that items subject to such estimates and assumptions include the estimates of the fair value of the Company’s common stock and share-based instruments, including stock options and warrants, certain accrued expenses, and the valuation allowance associated with deferred tax assets. The Company evaluates its estimates and assumptions as facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates and assumptions, and those differences could be material to the consolidated financial statements.

Income taxes

We account for income taxes under the asset and liability method which requires recognition of deferred tax assets and liabilities for expected future tax consequence for events and transactions included in the financial statements. We determine the deferred tax assets and liabilities using differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Any effect of a change in tax rates on deferred tax assets and liabilities is recognized in income tax expense in the period of enactment.

We recognize deferred tax assets to the extent the assets are more-likely-than-not to be realized. In making the determination, we consider all available evidence, both positive and negative, including all four sources of income outlined in Accounting Standards Codification (“ASC”) 740. If we determine that we would be able to realize the deferred tax assets in the future in excess of their net recorded amount, we will make an adjustment to the deferred tax asset valuation allowance which would reduce income tax expense.

We record uncertain tax positions using the two-step process in which we determine whether the tax position is more-likely-than-not of being sustained based on the technical merits of the position and for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than fifty percent likely to be realized upon ultimate settlement with the taxing authority. There are no such provisions for uncertain tax positions as of December 31, 2025 and 2024. The Company is subject to federal and state tax examination by tax authorities for all years since inception.

We record interest and penalties, if any, as part of other income (expense).

Concentrations

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Federal Deposit Insurance Corporation (“FDIC”) provides insurance coverage of up to $250,000 guarantee per depositor for accounts held at insured banks. As of December 31, 2025 and 2024, the Company had $18,901,024 and $8,185,297, respectively, of cash or cash equivalents held in a commercial bank insured only at the FDIC limit. Management believes that the Company is not exposed to significant credit risk in these accounts.

Segment information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the Chief Operating Decision Maker (“CODM”), or decision-making group, in making decisions regarding resource allocation and assessing performance. The Company operates as a single operating and reportable segment focused on the development of treatments for hypertension and cardiovascular disease. The Company manages all business activities on a consolidated basis.

The Company’s CODM is its Chief Executive Officer. The CODM evaluates segment performance and allocates resources using consolidated net loss, which represents the measure of segment profit or loss used for internal reporting purposes.

The significant expense categories regularly provided to and reviewed by the CODM include:

•        Research and development (“R&D”) expense

•        General and administrative (“G&A”) expense

•        Stock-based compensation expense

Clinical trial, preclinical, and manufacturing-related costs are included within R&D and are not separately reviewed by the CODM as distinct expense categories.

These significant segment expense categories and the resulting measure of consolidated net loss are presented in the Company’s consolidated statements of operations.

“Other segment items” include items not regularly reviewed by the CODM, such as interest income, interest expense, fair value adjustments, and other non-operating gains or losses. These items are included in reconciling the segment measure of net loss to consolidated net loss.

The Company had no revenues and no customers during the periods presented.

All of the Company’s long-lived assets were located in the United States as of each balance sheet date presented.

Research and Development

The Company expenses research and development costs as incurred. R&D expenses primarily include third-party costs incurred to develop drug candidates, personnel-related expenses including salaries and benefits, lab supplies, preclinical and clinical trial costs, manufacturing for investigational drugs, and regulatory expenses. Upfront and milestone payments for licensing agreements are expensed unless they provide an alternative future benefit, in which case they are capitalized.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation — Stock Compensation, using the fair value method. The fair value of stock options, warrants, and restricted stock units (RSUs) is estimated on the grant date using the Black-Scholes option pricing model, incorporating assumptions for expected volatility, risk-free interest rate, expected term and dividend yield. Compensation cost is recognized over the requisite service period, generally the vesting period. Expected volatility for the Company’s common stock is determined based on an average of the historical volatility of a peer-group of similar public companies. The risk-free interest rate is based upon the U.S. Treasury yield curve commensurate with the expected term at the time of grant or remeasurement. The expected term of options granted to employees is calculated using the simplified method, which represents the average of the contractual term of the option and the weighted-average vesting period of the option. The simplified method is used as the Company does not have sufficient appropriate exercise data on which to base its own estimate. The assumed dividend yield is based upon the Company’s expectation of not paying dividends in the foreseeable future.

The Company recognizes forfeitures at the time forfeitures occur.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in the Financial Accounting Standards Board (FASB) ASC 480, Distinguishing Liabilities from Equity, or ASC 480, and ASC 815, Derivatives and Hedging, or ASC 815. The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own stock and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. Finally, the Company determines if the warrants meet the definition of a derivative based on their contractual terms. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and at each balance sheet date thereafter. Changes in the estimated fair value of liability-classified warrants are recognized as a noncash gain or loss on the consolidated statements of operations. The Company also evaluates if changes in contractual terms or other considerations would result in the reclassification of outstanding warrants from liabilities to stockholders’ equity (or vice versa).

Preferred Stock

The Company’s convertible preferred stock is redeemable upon the liquidation or winding up of the Company, a change in control, or a deemed liquidation event related to the sale of substantially all the assets of the Company. Based on the ownership of the Company’s equity and associated board of director control, deemed liquidation events are not solely within the control of the Company. As a result, the shares of the Company’s convertible preferred stock are considered contingently redeemable and are therefore presented within mezzanine equity in its balance sheets.

Patent Costs

All patent-related costs incurred in connection with filing and prosecuting patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses.

Fair Value Measurement

The Company follows ASC 820, Fair Value Measurement, that provides the framework for measuring fair value and establishes a fair value hierarchy that prioritizes the inputs used in pricing the asset or liability. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Fair value is defined as the exchange price, or an exit price, representing the amount that would be received upon the sale of an asset or payment to transfer a liability in an orderly transaction between market participants. As a basis for considering market participant assumptions in fair value measurements, the three-tier fair value hierarchy is used to prioritize the inputs in measuring fair value as follows:

•        Level 1: Quoted market prices for identical assets or liabilities.

•        Level 2: Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable, either directly or indirectly.

•        Level 3: Unobservable inputs that cannot be corroborated by market data.

Carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, prepaid expenses and other current assets, accounts payable, and accrued liabilities approximate fair value due to their relatively short maturities. The fair value of the warrants is estimated using a Black-Scholes option-pricing model.

Net Income (Loss) Per Share

The Company follows the two-class method to compute basic and diluted net loss per share attributable to common stockholders when shares meet the definition of participating securities. Series A and Series B preferred stock (see Note 4) met the definition of participating securities due to their noncumulative dividend rights. The two-class method determines net income (loss) per common share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings.

The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to share in the earnings as if all income for the period had been distributed. During periods of loss, there is no allocation required under the two-class method due to there being no distributed earnings for the period coupled with the fact that the Company’s Series A and Series B preferred stock do not contain a contractual right to absorb losses. Thus, all undistributed losses were allocated entirely to the Company’s outstanding common stock for all periods presented.

Basic net loss per share attributable to common stockholders is computed by dividing net loss attributable to common stockholders by the weighted-average number of common stock outstanding during the period without consideration of potentially dilutive common stock. Diluted net loss per share attributable to common stockholders reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company unless the inclusion of such shares would be anti-dilutive. As the Company has incurred losses for the years ended December 31, 2025 and 2024, basic and diluted net loss per share were the same for all periods presented.

The following table summarizes weighted-average number of potentially dilutive shares outstanding that were excluded from the computation of diluted net loss per share because their effect would have been anti-dilutive:

	Year ended December 31,
	2025	2024
Common stock options	5,252,222	2,570,000
Convertible preferred stock	17,508,478	11,000,000
Common stock warrants	1,400,000	1,100,000

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09 “Income Taxes (Topic 740): Improvements to Income Tax Disclosures,” that addresses requests for improved income tax disclosures from investors that use the financial statements to make capital allocation decisions. Public entities must adopt the new guidance for fiscal years beginning after December 15, 2024. The amendments in this ASU must be applied on a retrospective basis to all prior periods presented in the financial statements and early adoption is permitted. The Company adopted this standard on January 1, 2025 and determined that the adoption does not have a material impact on the accompanying consolidated financial statements.

Recently Issued Accounting Pronouncements

On November 4, 2024, the FASB issued ASU 2024-03, Accounting Standards Update 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments in this ASU do not change or remove current expense disclosure requirements; however, the amendments affect where such information appears in the notes to financial statements because entities are required to include certain current disclosures in the same tabular format disclosure as the other disaggregation requirements in the amendments. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the potential impact that the adoption of this standard will have on its financial statements.

The Company does not believe that any recently issued but not yet effective accounting pronouncements will have a material effect on the accompanying consolidated financial statements.

The Company has elected to use the extended transition period for complying with new or revised accounting standards applicable to public business entities and, as a result, adopts new accounting standards based on the effective dates applicable to private companies.

3.      Restatement of Previously Issued Financial Statements

Subsequent to March 26, 2026, the Company identified an error in its accounting for advance payments made to a contract research organization. The Company incorrectly recognized these advance payments as expense when the related invoices were paid, when they should have been recorded as prepaid expenses and recognized as research and development expense as the related clinical trial activities were performed.

The Company has restated its previously issued consolidated financial statements as of and for the year ended December 31, 2025 to correct this error. This restatement did not affect the Company’s consolidated financial statements for the year ended December 31, 2024.

The correction did not affect the Company’s previously reported net cash used in operating activities or its cash and cash equivalents for year ended December 31, 2025.

The following tables present the effect of the restatement on each financial statement line item:

Consolidated Balance Sheet as of December 31, 2025

	As Previously Reported	Adjustment	As Restated
Prepaid expenses and other current assets	$240,121	$2,304,016	$2,544,137
Total Current Assets	$19,141,145	$2,304,016	$21,445,161
Total Assets	$19,141,145	$2,304,016	$21,445,161
Accumulated deficit	$(10,619,205)	$2,304,016	$(8,315,189)
Total Stockholders’ Deficit	$(10,086,939)	$2,304,016	$(7,782,923)
Total Liabilities, Preferred Stock and Stockholders’ Deficit	$19,141,145	$2,304,016	$21,445,161

Consolidated Statement of Operations for the Year Ended December 31, 2025

	As Previously Reported	Adjustment	As Restated
Research and development	$7,410,125	$(2,304,016)	$5,106,109
Total Operating Expenses	$9,184,661	$(2,304,016)	$6,880,645
Loss from Operations	$(9,184,661)	$2,304,016	$(6,880,645)
Net Loss	$(8,605,298)	$2,304,016	$(6,301,282)

Consolidated Statement of Cash Flows for the Year Ended December 31, 2025

	As Previously Reported	Adjustment	As Restated
Net loss	$(8,605,298)	$2,304,016	$(6,301,282)
Prepaid expenses and other current assets	$(55,459)	$(2,304,016)	$(2,359,475)
Net Cash Used In Operating Activities	$(7,780,521)	$—	$(7,780,521)

4.      Convertible Preferred Stock

As of December 31, 2025, the Company was authorized to issue 23,436,264 shares of preferred stock, consisting of 11,000,000 shares designated as Series A Convertible Preferred Stock and 12,436,264 shares designated as Series B Convertible Preferred Stock, as approved under the Amended and Restated Certificate of Incorporation filed on April 17, 2025.

Series A Convertible Preferred Stock

As of December 31, 2025, 11,000,000 shares of Series A Convertible Preferred Stock (“Series A”) were issued and outstanding.

Liquidation Preference:    Upon any liquidation, dissolution, or winding-up of the company (including a Deemed Liquidation Event such as certain mergers or asset sales), each Series A share is entitled to receive $1.00 per share (the “Series A Original Issue Price”) plus any declared but unpaid dividends before any distribution to common stockholders. In a liquidation event, each preferred share will receive the greater of (i) the fixed liquidation amount or (ii) the amount that would be received had it converted to common.

Conversion Rights:    Series A Preferred Stock is convertible into common stock on a 1:1 basis at any time at the option of the holder, without additional payment. The initial conversion ratio is one common share for each preferred share, equivalent to the $1.00 issue price. This conversion rate is subject to standard anti-dilution adjustments for certain future issuances of stock at lower prices, stock splits, stock dividends, and similar recapitalizations to protect against dilution. All outstanding preferred shares will also automatically convert to common stock upon the occurrence of specific trigger events — notably, a Qualified Public Offering of at least $25 million in gross proceeds or upon the written consent of a majority of preferred holders (the “Requisite Holders”). After such a mandatory conversion, the preferred shares cease to exist, and holders receive common shares (plus cash in lieu of any fractional shares and any declared but unpaid dividends).

Dividend Rights:    Holders of Series A are entitled to dividends if and when declared by the Board of Directors, on a non-cumulative basis.

Voting Rights:    Each share of Series A votes together with the common stock (and any other series of preferred) on an as-converted basis. In addition, as long as at least 1,000,000 preferred shares (Series A or combined) are outstanding, the preferred shareholders (voting as a separate class) have the right to elect one member of the Board of Directors (the “Preferred Director”). Any change to rights of the Series A (or creation of a new class of stock senior to it) also requires class approval by Series A holders.

Protective Provisions:    The Series A Preferred Stock comes with certain protective provisions that require the consent of the preferred stockholders (typically a majority of them) before the Company can undertake specified significant actions. These rights protect the preferred investors by giving them a veto or approval right on actions that could adversely affect their position. According to the Certificate of Incorporation, as long as any Series A shares are outstanding, the Company shall not, without consent of the Requisite Holders (majority of Preferred):

•        Liquidate, dissolve, or wind-up the company, or effect any merger, consolidation, or similar transaction that is deemed a liquidation, unless the treatment of the preferred in that event would produce a return of at least 3x the original issue price (i.e. at least $3.00 per Series A share) for the preferred holders. A sale of the Company yielding less than 3x payoff to Series A cannot proceed without their approval.

•        Amend the Certificate of Incorporation or bylaws in a way that adversely changes the rights, preferences, or powers of the preferred stock.

•        Create or authorize any new class or series of capital stock (or issue additional shares) that would rank senior or on parity with the Series A Preferred, or increase the authorized number of preferred shares, without approval.

•        Redeem or repurchase any shares of capital stock or pay any dividends on capital stock (other than dividends on the preferred itself, or stock dividends on common, or repurchases of stock from former employees at cost).

•        Incur or guarantee indebtedness above a certain threshold.

•        Create any subsidiaries that are not wholly owned, or sell or dispose of substantially all assets (including intellectual property licenses) of the company or any subsidiary, without approval.

•        Change the size of the Board of Directors.

Redemption Rights:    Series A Preferred Stock is not redeemable at the option of the holder — there is no mandatory redemption date or investor put right under normal circumstances. The shares are classified outside of permanent equity (in mezzanine) but without a fixed repayment obligation. Series A Preferred Stock charter includes a conditional redemption feature in the context of certain sale events: if the Company undergoes a Deemed Liquidation Event (e.g. a merger or sale of substantially all assets) and the Company does not dissolve and liquidate fully (i.e. it continues as a going concern or the sale is to a larger entity), then if a majority of preferred so elect, the Company must use the proceeds from that event to redeem the outstanding preferred shares at the liquidation preference price (to the extent proceeds are available).

The aggregate liquidation preference of the Series A Convertible Preferred Stock was $11.0 million as of December 31, 2025.

Series B Convertible Preferred Stock

On April 22, 2025, the Company completed a private placement of its Series B Convertible Preferred Stock (“Series B”) pursuant to the Series B Preferred Stock Purchase Agreement dated April 22, 2025. During the year ended December 31, 2025, the Company issued 12,436,202 shares of Series B Convertible Preferred Stock and received net proceeds of approximately $20.0 million after deducting placement agent fees and transaction expenses.

Liquidation Preference:    On a liquidation, dissolution, or winding-up of the Company (including a deemed liquidation such as certain mergers or asset sales) or sale, each Series B share is entitled to $1.6082 per share (the “Series B Original Issue Price”) preference before common shareholders receive anything. The Series B and Series A rank equally (pari passu) in liquidation. They would share in any liquidation proceeds alongside Series A according to their respective preference amounts if the available proceeds are insufficient to fully satisfy both.

Conversion Rights:    Series B Preferred Stock is convertible into common stock at a 1:1 ratio as well, at the holder’s discretion, any time. The initial conversion price is $1.6082 (one common share per Series B share) subject to the same anti-dilution protections and adjustments as Series A. Automatic conversion of Series B also occurs under the same triggers as Series A — upon the closing of a qualified public offering of at least $25 million in gross proceeds or upon the written consent of a majority of the combined preferred (Series A and Series B) holders (the “Requisite Holders”).

Dividend Rights:    Series B dividend rights mirror those of Series A — no dividends are payable on junior or parity classes unless an equivalent dividend is first (or simultaneously) paid on Series B. Dividends are non-cumulative and payable only if, as, and when declared by the Board.

Voting Rights:    Series B Preferred votes together with Series A and common stock as a single class, on an as-converted to common basis. Each Series B share has one vote. Series B and Series A vote collectively as “Preferred Stock” where applicable. Because Series B was created with “parity” rights, the two series vote together on general matters and also generally act together for protective provisions. The preferred-investor board seat described under Series A above is shared by all preferred holders (Series A and B): together they elect one director as a class. Any amendment that would materially and adversely change the rights, preferences, or privileges of the preferred stock requires approval of both Series A and B (usually by combined preferred vote).

Protective Provisions:    Series B Preferred Stock was issued under the same protective provisions that Series A has.

Redemption Rights:    Series B Preferred Stock is not redeemable at the holders’ option, similar to Series A. It does not carry a fixed redemption date. The only redemption mechanism involving Series B is the same conditional right tied to a Deemed Liquidation Event: if the company is sold or merged in a change-of-control transaction and is not liquidating, the preferred (Series A and B together) can elect to have their shares redeemed (on a pro-rata basis) at their respective liquidation preference amounts, to the extent proceeds are available. Series B participates in any such election alongside Series A. Series B has no optional or mandatory redemption feature.

The aggregate liquidation preference of the Series B Convertible Preferred Stock was $20.0 million as of December 31, 2025.

Management has concluded that both series of convertible preferred stock are classified within mezzanine equity, as they are not mandatorily redeemable and do not embody an unconditional obligation to transfer assets upon the occurrence of events outside the Company’s control in accordance with ASC 480, Distinguishing Liabilities from Equity. The Company also evaluated the conversion and anti-dilution features under ASC 815, Derivatives and Hedging, and determined that no embedded derivative bifurcation was required.

5.      Common Stock

In 2023, the Company issued 5,000,000 shares of common stock to the founders of the Company. Common stockholders are entitled to vote on all matters and are entitled to one vote for each share of common stock held. All voting, dividend and liquidation rights of common stockholders are subject to and qualified by the rights and preferences of the preferred stockholders.

6.      Stock Incentive Plan

The Company adopted the 2024 Stock Incentive Plan (the “Plan”), under which officers, employees, directors, consultants and advisors of the Company may be granted incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units or other stock-based awards.

On April 17, 2025, the Company’s Board of Directors and stockholders approved a Second Amendment to the Plan, which increased the aggregate number of shares of common stock reserved for issuance from 2,851,434 to 6,366,959 shares. The amendment was executed on April 22, 2025 and did not modify any other provisions of the plan.

As of December 31, 2025, there were 5,252,222 stock options outstanding, and 1,114,737 shares remained available for future issuance under the Plan.

The following is a summary of stock option activity under the Plan for the year ended December 31, 2025:

	Number of Options	Weighted average Exercise Price	Weighted Average Remaining Contractual Term (in Years)
Outstanding at December 31, 2024	2,570,000	$0.23	7.79
Granted	3,085,000	$0.39	8.71
Exercised	—	—	—
Forfeited or expired	(402,778)	0.39	9.98
Outstanding at December 31, 2025	5,252,222	$0.31	7.58
Exercisable at December 31, 2025	2,187,766	$0.26	7.15

The aggregate intrinsic value of stock options outstanding and exercisable at December 31, 2025 was $0.

The company determined the fair value of stock options and warrants granted during the years ended December 31, 2025 and 2024 utilizing the Black-Scholes valuation model and based upon the assumptions provided below. No warrants were granted during the year ended December 31, 2024.

	2025	2024
Risk free interest rate	4.01% – 4.11%	3.75% – 4.59%
Expected term (in years)	6.36 – 10.0	6.5
Expected volatility	63%	70%
Expected dividend yield	0%	0%

The weighted average grant-date fair value of options granted during the years ended December 31, 2025 and 2024 were $0.24 and $0.15, respectively. The weighted average grant-date fair value of options vested during the years ended December 31, 2025 and 2024 were $0.18 and $0.15, respectively. As of December 31, 2025, there was $776,469 of unrecognized share-based compensation expense related to non-vested options, which is expected to be recognized over the weighted average period of 1.78 years.

Stock-based compensation expense related to stock options granted under the Plan was $235,398 and $140,734 for the years ended December 31, 2025 and 2024, respectively. Stock-based compensation expense is included in general and administrative expenses in the accompanying consolidated statements of operations.

During the year ended December 31, 2025, the Company granted equity-classified warrants to purchase 300,000 shares of common stock to CRS Capital Ventures I, LLC, an entity affiliated with a member of the Board of Directors, in exchange for certain services, including strategic expertise and advice, business development and financial introductions, consulting and guidance on operations, strategy and sales and marketing (the “Services”) pursuant to a consulting agreement, dated as of August 1, 2025, by and between the Company and CRS Capital Ventures I, LLC (the “CRS Consulting Agreement”). The warrant is a standalone instrument with its own dedicated share reservation and was not issued under, and does not draw shares from, the Plan. The warrant vests monthly over a 36-month service period and was accounted for as stock-based compensation under ASC 718. The grant-date fair value of the warrant was measured using an option pricing model, and compensation expense is recognized over the requisite service period. There were no such warrants granted in 2024.

The following is a summary of warrant activity for warrant for the year ended December 31, 2025:

	Number of Warrants	Weighted average Exercise Price	Weighted Average Remaining Contractual Term (in Years)
Outstanding at December 31, 2024	—	$—	—
Granted	300,000	$0.39	10
Exercised	—	—	—
Forfeited or expired	—	—	—
Outstanding at December 31, 2025	300,000	$0.39	9.82
Exercisable at December 31, 2025	33,333	$0.39	9.82

The aggregate intrinsic value of warrants outstanding and exercisable at December 31, 2025 was $0.

The weighted average grant-date fair value of warrants granted and vested during the years ended December 31, 2025 was $0.29. As of December 31, 2025, there was $77,121 of unrecognized share-based compensation expense related to non-vested warrants, which is expected to be recognized over the weighted average period of approximately 2.59 years.

Stock-based compensation expense related to the warrants was $9,640 for the year ended December 31, 2025. Stock-based compensation expense is included in general and administrative expenses in the accompanying consolidated statements of operations.

7.      Warrants

In 2024, in connection with the Series A financings closed in 2023 and 2024, the Company issued warrants in connection with the Placement Agency Agreement (see Note 11) to purchase a total of 1,100,000 shares of the Company’s common stock, including the warrants that were granted but not issued in connection with 2023 Series A financings. There were no warrants issued in connection with financing transactions during the years ended December 31, 2025 and 2024.

The warrants for common stock issued in connection with the Series A financing were recorded as issuance costs of Series A convertible preferred stock with the corresponding amount recorded in additional paid-in capital at the time of issuance. The warrants described in this note were issued in connection with equity financing transactions and are classified as equity instruments. These warrants are not within the scope of ASC 718, as they were not issued in exchange for goods or services. See Note 6 for information regarding the common stock warrant issued in exchange for certain Services under the CRS Consulting Agreement, which is a standalone instrument with its own dedicated share reservation and was not issued under the Plan.

The following presents information about warrants issued in connection with financing transactions to purchase common stock issued and outstanding at December 31, 2025:

Year Issued	Classification	Number of Warrants	Exercise Price	Date of Expiration
2024	Equity	1,039,375	$1.00	09/13/2034
2024	Equity	60,625	$1.00	12/16/2034
Total		1,100,000
Weighted average exercise price			$1.00
Weighted average life (in years)				8.70

8.      Related Party Transactions

Response Pharmaceuticals, Inc. is a related party of the Company due to common ownership and shared management. During the years ended December 31, 2025 and 2024, the Company did not engage in recurring operating or financing transactions with Response Pharmaceuticals, Inc. As of December 31, 2025 and 2024, the Company had a net payable position to its sister company, Response Pharmaceuticals, Inc., a company managed by the same Chief Executive Officer, of $0 and $6,869, respectively, included in due to related parties on the consolidated balance sheets.

Redux Therapeutics, LLC (“Redux”) is a related party of the Company due to common management. The Company’s Chief Executive Officer and Chief Scientific Officer each serve as managers of Redux. The Company, through its wholly-owned subsidiary Retension IP Holding Company, LLC, holds an exclusive sublicense to RTN-001 pursuant to a sublicense agreement with Redux. See Note 10 for a full description of the Redux sublicense arrangement and the related party transactions thereunder.

9.      Income Tax

Due to the Company’s operating losses and the full valuation allowance against its deferred tax assets, the Company’s income tax provision, if any, for the years ended December 31, 2025 and 2024 consists solely of state minimum taxes.

The income tax expense differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2025 and 2024:

	2025 (As Restated)		2024
U.S. Federal Statutory Tax Rate	$(1,323,269)	21.0%	$(401,040)	21.0%
Permanent and other items	(41,164)	0.7%	9,547	(0.5)%
R&D tax credit	(282,772)	4.5%	—	—
Change in Valuation Allowance	1,647,205	(26.2)%	391,493	(20.5)%
Effective income tax rate	$—	0.0%	$—	0.0%

Deferred tax assets represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2025 (As Restated)	December 31, 2024
Deferred tax assets:
Federal net operating loss carryforward	$1,512,371	$61,217
State net operating loss carryforward	143,522	20,035
Capitalized research and experimental expenditures	206,858	430,445
R&D tax credit carryforward	323,865	—
Share-based compensation	107,526	39,227
Accrued expenses	45	—
Organizational costs	—	14,403
Total deferred tax assets	2,294,187	565,327
Less: valuation allowance	(2,294,187)	(565,327)
Net deferred tax assets	$—	$—

As of December 31, 2025, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $7,202,000 and $2,088,000, respectively, compared to approximately $274,000 and $18,000 as of December 31, 2024, respectively. The NOL carryforwards are not subject to expiration. As of December 31, 2025, the Company had federal R&D tax credit carryforwards of approximately $324,000, which may be carried forward for up to 20 years.

On July 4, 2025, the One Big Beautiful Bill Act (“OBBBA”) was enacted. Among other provisions, OBBBA restored immediate expensing of domestic research and experimental (“R&E”) expenditures under newly enacted IRC Section 174A for tax years beginning after December 31, 2024. The capitalization requirement for foreign R&E expenditures over a 15-year period was unchanged. OBBBA also provided eligible small business taxpayers an election to deduct in full the remaining unamortized pre-2025 domestic Section 174 capitalized R&E balance in the first tax year beginning after December 31, 2024. The Company qualifies as an eligible small business taxpayer and has elected to deduct in full the remaining unamortized pre-2025 domestic Section 174 capitalized R&E balance in 2025. In accordance with ASC 740-10-25-47, the effects of OBBBA are reflected in the period of enactment.

The Company has recorded a valuation allowance against deferred tax assets as the utilization of the NOL carryforward and other deferred tax assets is not considered more likely than not. During the years ended December 31, 2025 and 2024, the valuation allowance increased by $1,728,860 and $536,424, respectively. The increase for 2025 was primarily due to the growth in the Company’s NOL carryforward deferred tax assets of $1,574,641 and federal R&D tax credit carryforwards of $323,865, representing 91.1% and 18.7% of the total valuation allowance increase, respectively, partially offset by a $223,587 (12.9%) decrease in the deferred tax asset for capitalized Section 174 R&E expenditures following the OBBBA election described above. The remaining net increase of $53,941 (3.1%) related primarily to share-based compensation. The increase in NOLs was driven by higher research and development expenditures related to advancement of the Company’s clinical development activities for RTN-001, including the initiation of the Phase 2b clinical trial.

The Company files income tax returns in the U.S. federal jurisdiction and in the State of Delaware. The Company is subject to examination by federal and state tax authorities for all years since inception on July 26, 2023. There were no uncertain tax positions as of December 31, 2025 and 2024.

10.    License Agreement

The Company, through its wholly-owned subsidiary Retension IP Holding Company, LLC (“Retension IP”), holds an exclusive sublicense to develop, manufacture and commercialize RTN-001 pursuant to a sublicense agreement dated November 17, 2023 with Redux Therapeutics, LLC (“Redux”), a related party (the “Redux Agreement”). Redux is a therapeutic asset acquisition and development company whose managers include the Company’s Chief Executive Officer and Chief Scientific Officer. Retension IP was formerly a wholly-owned subsidiary of Redux prior to becoming a wholly-owned subsidiary of the Company in connection with the execution of the Redux Agreement. The Redux Agreement incorporates by reference the terms and conditions of the exclusive sublicense agreement between Kadmon Corporation, LLC (“Kadmon”), a subsidiary of Sanofi and an unrelated party, and Redux (the “Kadmon Agreement”), pursuant to which Kadmon granted Redux the rights to RTN-001 (formerly known as KD-027). The Redux Agreement also incorporates the diligence milestone obligations under the Kadmon Agreement, including the obligation to initiate a Phase 2 clinical trial, which the Company has satisfied through the initiation of its Phase 2b clinical trial for RTN-001. No milestone payments were triggered by or paid in connection with the satisfaction of this diligence milestone.

The Company paid a license fee totaling $1.00 related to this agreement, which is effective until terminated upon mutual written notice or early terminated due to material breach, termination of the business or termination of the original license, as defined in the agreement. The sublicense agreement requires the Company to pay royalties to the sub-licensor, an unrelated party, within 45 days of the conclusion of each calendar quarter in which Net Sales are generated or Sublicense Revenue is received based on a low-teens percentage of each of (a) the Net Sales and (b) Sublicense Revenue for such calendar quarter, all capitalized terms are as defined in the sublicense agreement. For the years ended December 31, 2025 and 2024, the Company has not paid any royalty expenses to the sub-licensor. The sublicense royalties shall be payable until the later of (a) expiration or invalidation of the last Valid Claim of a corresponding Licensed Patent covering such Licensed Product and (b) expiration of any Regulatory Exclusivity for such Licensed Product, all capitalized terms as defined in the sublicense agreement. Upon expiration of this agreement, the license granted to the Company shall become perpetual, fully-paid up, royalty-free and irrevocable.

In the event the Company pays royalties under the Redux Agreement, a portion of such royalties may ultimately be distributed to the Company’s Chief Executive Officer and Chief Scientific Officer through their respective security holder interests in entities that are parties to the Kadmon Agreement, the Redux Agreement, the license agreement between NT Life Sciences, LLC (“NT Life”) and Surface Logix, Inc. and the sub-license agreement between NT Life and Kadmon (collectively, the “Historical Agreements”). No royalties have been paid under the Redux Agreement or any of the Historical Agreements since inception. As of December 31, 2025 and 2024, there were no amounts due to or from Redux or Kadmon in connection with these license arrangements.

11.    Advisory and Placement Agency Agreements

Placement Agency Agreement

The Company entered a Placement Agency Agreement in May 2023 with a vendor to act as its exclusive placement agent for private securities offerings. The agreement includes cash compensation equal to 7% of the proceeds from each offering. The Company incurred $1,143,955 and $278,378 in issuance expense to the placement agent for the years ended December 31, 2025 and 2024, respectively. The Company also agreed to issue warrants for 10% of Series A securities sold. Additionally, a 3.5% cash fee is due if an investor completes a sale transaction during a 24-month tail period. Upon termination, the agent is entitled to a tail fee matching prior compensation terms. Either party may terminate the agreement with a 30-day written notice.

2023 Advisory Services Agreement

In May 2023, the Company signed an Advisory Services Agreement with a vendor to help find potential investors for private offerings or licensing transactions. The agreement includes various fees based on the amount of proceeds from equity financing and company transactions, as well as warrants for equity compensation. The fees decrease as the proceeds increase. The Company must pay a transaction fee if an investor introduced by the vendor completes a transaction during the term or a 15-month tail period. The fee is 3.5% of the first $50 million, 3% of the next $50 million, 2.5% of the next $150 million, and 2% of any amount over $250 million. Additionally, there are transaction fees for deals completed during the term or a 15-month tail period. The Company must pay a 2% cash fee for any licensing transaction completed during the term or tail period. If a FINRA-registered broker-dealer is involved, the fees are reduced by 50%. The agreement can be terminated with a 10-day written notice from either party.

2024 Advisory Services Agreement

In June 2024, the Company signed a new Advisory Services Agreement, replacing the previous Placement Agency Agreement. The vendor now provides non-exclusive investor introduction services for private offerings and licensing transactions. The agreement includes a $20,000 monthly advisory fee for nine months, credited against other fees. Financing fees are tiered, starting at 7% for the first $7 million and decreasing for higher amounts. Equity compensation for warrants is also tiered. The Company Transaction Fee structure remains similar, with a reduced 15-month tail period. The vendor is not a placement agent or underwriter unless separately agreed. The Company can engage other firms while it remains responsible to handle U.S. Blue Sky filings. Either party can terminate the agreement with written notice, with tail fees applicable during the tail period. This agreement was superseded effective September 1, 2025 by the 2025 Advisory Services Agreement described below.

2025 Advisory Services Agreement

On September 1, 2025, the Company entered into a new Advisory Services Agreement (the “2025 Advisory Services Agreement”) with the same vendor, which superseded the 2024 Advisory Services Agreement. The 2025 Advisory Services Agreement provides for non-exclusive advisory services, including investor introductions for private offerings and licensing transactions. The agreement includes a $30,000 monthly advisory fee for six months, creditable against other fees owed under the agreement, subject to certain limitations. Financing fees are tiered, starting at 7% for the first $5.1 million of proceeds and decreasing to 3% for proceeds above $37 million. Equity compensation in the form of warrants is also tiered based on proceeds, with warrants having an exercise price equal to a 5% premium to the price per share of securities sold and a ten-year term. Company Transaction Fees are tiered from 3.5% to 2%, and a Licensing Transaction Fee of 2% applies to aggregate licensing transaction payments. The agreement includes a 15-month tail period and may be reduced by up to 50% if a FINRA-registered broker-dealer is retained. Either party may terminate the agreement upon 15 days’ written notice.

IPO Engagement Agreement

In December 2024, the Company signed an IPO Engagement Agreement with Titan Partners Group LLC as its exclusive lead managing underwriter for a firm commitment initial public offering (IPO) and listing on a U.S. national securities exchange. This agreement was terminated effective June 22, 2025. No termination fees were paid in connection with this termination.

12.    Subsequent Events

Management has evaluated subsequent events from the balance sheet date through July 31, 2026, the date the consolidated financial statements were available to be issued. There were no subsequent events that require adjustment to or disclosure in the consolidated financial statements.

            Shares

Common Stock

____________________________

PRELIMINARY PROSPECTUS

____________________________

Leerink Partners            Guggenheim Securities            Oppenheimer & Co.

            , 2026

Through and including            , 2026 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all costs and expenses payable by Retension Pharmaceuticals, Inc. (the “Company”), other than the underwriting discounts and commissions, in connection with the sale of common stock being registered. All amounts are estimates except for the U.S. Securities and Exchange Commission (the “SEC”), registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the Nasdaq Capital Market (“Nasdaq”) exchange listing fee.

Item	Amount
SEC registration fee	$	*
FINRA filing fee		*
Nasdaq exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*
Total	$	*

____________

*        To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes a corporation to indemnify its directors and officers against liabilities arising out of actions, suits and proceedings to which they are made or threatened to be made a party by reason of the fact that they have served or are currently serving as a director or officer to a corporation. The indemnity may cover expenses (including attorneys’ fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with any such action, suit or proceeding. Section 145 permits corporations to pay expenses (including attorneys’ fees) incurred by directors and officers in advance of the final disposition of such action, suit or proceeding. In addition, Section 145 provides that a corporation has the power to purchase and maintain insurance on behalf of its directors and officers against any liability asserted against them and incurred by them in their capacity as a director or officer or arising out of their status as such, whether or not the corporation would have the power to indemnify the director or officer against such liability under Section 145. If the DGCL is amended to permit further elimination or limitation of the personal liability of directors or officers, then the liability of a director or officer of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

We intend to adopt provisions in our amended and restated certificate of incorporation (“Certificate of Incorporation”) and amended and restated bylaws (our “Bylaws”) to be in effect immediately prior to the closing of this offering that limit or eliminate the personal liability of our directors and officers to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended. Consequently, a director or officer will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director or officer, except for liability for any breach of the director’s or officer’s duty of loyalty to us or our stockholders, any act or omission of the director or officer not in good faith or that involves intentional misconduct or a knowing violation of law, any unlawful payments to a director of dividends or stock purchases, redemptions or other distributions, any transaction from which the director or officer derived an improper personal benefit, or any action by or in the right of us by an officer.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our Bylaws will provide that we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees or agents to the fullest extent permitted by the DGCL, as it now exists or may in the future be amended and advance reasonable expenses, including attorneys’ fees, to our directors, officers and, in the discretion of our board of directors, to certain employees or agents, in connection with legal proceedings relating to their service for or on behalf of us, subject to limited exceptions.

We intend to enter into indemnification agreements with each of our directors, officers and, as determined by our board of directors or our compensation committee, certain employees and agents. These agreements provide that we will indemnify each of our directors, officers, employees and agents with whom we have entered into indemnification agreements to the fullest extent permitted by the DGCL. We will advance expenses, including attorneys’ fees (but excluding judgments, fines and settlement amounts), to each indemnified director, officer, employee or agent in connection with any proceeding in which indemnification is available and we will indemnify our directors, officers, employees or agents for certain actions or proceedings arising out of that person’s services brought on behalf of us or in furtherance of our rights.

We will maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification of us and our directors and officers by the underwriters against certain liabilities under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since July 26, 2023, the date of incorporation of the Company, the Company has issued and sold the following unregistered securities without registration under the Securities Act.

Issuances of Common Stock

In November 2023, the Company issued an aggregate of 5,000,000 shares of its common stock at $1.00 per share, for an aggregate consideration of $5,000,000 to Mr. Keller and Dr. Sweetnam (collectively, the “Assignors”) under the terms of an Assignment, Contribution and Exchange Agreement pursuant to which the Assignors assigned and contributed to the Company their entire right, title and interest in and to their respective ownership of the Retension IP Units.

Issuances of Preferred Stock

Between November 2023 and November 2024, the Company issued an aggregate of 11,000,000 shares of its Series A Preferred Stock to 166 accredited investors at a price per share of $1.00 for gross proceeds of approximately $11,000,000.

Between April 2025 and December 2025, the Company issued an aggregate of 12,436,202 shares of its Series B Preferred Stock to 152 accredited investors at a price per share of $1.6082 for gross proceeds of approximately $20,000,000.

Issuances Pursuant to our Equity Plans

In September 2024 and December 2024, the Company granted options to purchase an aggregate of 2,570,000 shares of its common stock, with exercise price of $0.23 per share, to certain of its employees, directors and consultants pursuant to its 2024 Stock Incentive Plan, as amended (the “2024 Plan”).

In October 2025, the Company granted options to purchase an aggregate of 3,105,000 shares of its common stock, with exercise price of $0.39 per share, to certain of its employees, directors and consultants pursuant to its 2024 Plan.

In May 2026, the Company granted options to purchase an aggregate of 2,480,000 shares of its common stock, with exercise price of $0.39 per share, to certain of its employees, directors and consultants pursuant to its 2024 Plan.

Issuances of Warrants Exercisable for Common Stock

In September 2024 and December 2024, the Company issued warrants to purchase an aggregate of 1,100,000 shares of its common stock at an exercise price of $1.00 per share to Collage Venture Partners, LLC (“Collage”) and its affiliates.

In September 2025, the Company issued a warrant to purchase an aggregate of 300,000 shares of its common stock at an exercise price of $0.39 per share to CRS Capital Ventures I, LLC.

In February 2026, the Company issued warrants to purchase an aggregate of 773,008 shares of its common stock at an exercise price of $1.69 per share to Collage and its affiliates.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. These transactions were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder) or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the shares issued in these transactions. All recipients of securities in these transactions either was an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act or had adequate access, through their relationships with the Company, to information about the Company. The sales of these securities were made without any general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)     Exhibits.

The exhibits listed below are filed as part of this registration statement.

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement.
3.1**	Certificate of Incorporation of the Company, as currently in effect.
3.2*	Certificate of Amendment to the Certificate of Incorporation of the Company, effecting a reverse stock split, effective as of , 2026.
3.3*	Bylaws of the Company, as currently in effect.
3.4**	Form of Amended and Restated Certificate of Incorporation of the Company, to be effective immediately prior to closing of this offering.
3.5*	Form of Amended and Restated Bylaws of the Company, to be effective immediately prior to closing of this offering.
4.1	Form of Common Stock Certificate.
5.1*	Opinion of DLA Piper LLP (US).
10.1+**	2024 Stock Incentive Plan of the Company, as amended, and forms of agreements thereunder.
10.2+**	First Amendment to the 2024 Stock Incentive Plan of the Company, as amended, and forms of agreements thereunder.
10.3+**	Second Amendment to the 2024 Stock Incentive Plan of the Company, as amended, and forms of agreements thereunder.
10.4+*	2026 Equity Incentive Plan of the Company, and forms of agreements thereunder.
10.5+*	2026 Employee Stock Purchase Plan of the Company.
10.6+	Form of Executive Severance Plan.
10.7+*	Form of Indemnification Agreement between the Company and each of its directors and executive officers.
10.8+	Offer of Employment, dated August 14, 2026, by and between the Company and Eric Keller.
10.9+**	Consulting Agreement, dated January 1, 2024, by and between the Company and Eric Keller.
10.10+**	Offer of Employment, dated April 13, 2026, by and between the Company and Alex Schwartz.

Exhibit Number	Exhibit Description
10.11+**	Offer of Employment, dated February 23, 2026, by and between the Company and Alison D. Schecter.
10.12+**	Consulting Agreement, dated January 1, 2024, by and between the Company and Paul Sweetnam.
10.13+**	Consulting Agreement, dated January 1, 2024, by and between the Company and Sabine Bisson.
10.14**	Amended and Restated Investors’ Rights Agreement, dated April 22, 2025, by and among the Company and investors party thereto.
10.15**	Amended and Restated Voting Agreement, dated April 22, 2025, by and among the Company and investors party thereto.
10.16**	Amended and Restated Right of First Refusal and Co-Sale Agreement, dated April 22, 2025, by and among the Company and investors party thereto.
10.17#**	License Agreement, dated April 8, 2011, by and between Surface Logix, Inc. and NT Life Sciences LLC.
10.18#**	Sub-license Agreement, dated April 8, 2011, by and among NT Life Sciences, LLC, Kadmon Pharmaceuticals, LLC and Surface Logix, Inc.
10.19#**	Exclusive Sub-license Agreement for KD-026 and KD-027, dated February 13, 2019, by and between Kadmon Corporation, LLC and Redux Therapeutics, LLC.
10.20#**	Amendment 1 to Exclusive Sub-license Agreement for KD-026 and KD-027, dated November 30, 2021, by and between Kadmon Corporation, LLC and Redux Therapeutics, LLC.
10.21#**	Amendment 2 to Exclusive Sub-license Agreement for KD-026 and KD-027, dated June 27, 2022, by and between Kadmon Corporation, LLC and Redux Therapeutics, LLC.
10.22#**	Sublicense Agreement for KD-027, dated November 17, 2023, by and between Retension IP Holding Company, LLC and Redux Therapeutics, LLC.
10.23+	Consulting Agreement, dated August 1, 2025, by and between the Company and CRS Capital Ventures I, LLC.
10.24+	Termination of Consulting Agreement, dated August 12, 2026, by and between the Company and CRS Capital Ventures I, LLC.
21.1**	List of Subsidiaries of the Company.
23.1*	Consent of Wolf & Company, P.C.
23.2*	Consent of DLA Piper LLP (US) (included in Exhibit 5.1).
24.1*	Power of Attorney (included on the signature page to this registration statement).
107*	Filing Fee Table.

____________

*        To be filed by amendment.

**      Previously filed.

+        Indicates management contract or compensatory plan or arrangement.

#        Pursuant to Item 601(b)(10) of Regulation S-K, portions of this exhibit have been omitted as the Company has determined that the omitted information is (i) not material and (ii) the type of information that the Company customarily and actually treats as private or confidential.

(b)     Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned Company hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

The undersigned Company hereby undertakes that:

(1)     For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)     For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Falls Church, Virginia, on the             day of             , 2026.

RETENSION PHARMACEUTICALS, INC.
By:
Eric Keller
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Eric Keller and Paul Sweetnam, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution and full power to act without the other, for him or her and to act in his or her name, place and stead, in any and all capacities, to execute the Registration Statement on Form S-1 of Retension Pharmaceuticals, Inc. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated hereby filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Director	, 2026
Eric Keller	(Principal Executive Officer)
	Principal Financial Officer and	, 2026
Alex Schwartz	Principal Accounting Officer
	Executive Chairman and Director	, 2026
Michael Joseph Berendt
	Director	, 2026
Franklin Berger
	Director	, 2026
Donald Olds